June 22, 2007

From: **MMX Mineração e Metálicos S.A. — Submission Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934**

**File No. 082-35042**



Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549

Ladies and Gentlemen:

In connection with the exemption from Section 12(g) of the Securities Exchange Act of 1934, as amended (the "**Exchange Act**") afforded by Rule 12g3-2(b) thereunder, MMX Mineração e Metálicos S.A. (the "**Company**"), a corporation organized under the laws of the Federative Republic of Brazil, hereby submits the following documents:

1. *Financial Statements Report for the Quarter ended March 31, 2007 filed with Brazilian SEC on May 16, 2007 (in Portuguese)*

2. *Financial Statements Report for the Quarter ended March 31, 2007 filed with Brazilian SEC on June 6, 2007 (English version)*

3. *Financial Statements Report for the Year ended December 31, 2006 presented in US GAAP, filed with Brazilian SEC on June 5, 2007 (in Portuguese)*

4. *Financial Statements Report for the Year ended December 31, 2006 presented in US GAAP, filed with Brazilian SEC on June 5, 2007 (English version)*

The information contained in this letter is being furnished pursuant to Rule 12g3-2(b), with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purpose that the Company is subject to the registration or continuing reporting obligations of the Exchange Act.

dw 7/5

If you have any questions or comments please contact the undersigned at 011-55-(21) 2555-5558.

Very truly yours,

Gina Pinto

O REGISTRO NA CVM NÃO IMPLICA QUALQUER APRECIAÇÃO SOBRE A COMPANHIA, SENDO OS SEUS ADMINISTRADORES RESPONSÁVEIS PELA VERACIDADE DAS INFORMAÇÕES PRESTADAS.

## 01.01 - IDENTIFICAÇÃO

| 1 - CÓDIGO CVM | 2 - DENOMINAÇÃO SOCIAL | 3 - CNPJ |
|---|---|---|
| 01791-4 | MMX MINERAÇÃO E METÁLICOS S.A. | 02.762.115/0001-49 |
| 4 - NIRE | | |
| 33300261117 | | |

## 01.02 - SEDE

| 1 - ENDEREÇO COMPLETO | | | | 2 - BAIRRO OU DISTRITO |
|---|---|---|---|---|
| PRAIA DO FLAMENGO, 154, 5º ANDAR | | | | FLAMENGO |
| 3 - CEP | 4 - MUNICÍPIO | | | 5 - UF |
| 22210-030 | RIO DE JANEIRO | | | RJ |
| 6 - DDD | 7 - TELEFONE | 8 - TELEFONE | 9 - TELEFONE | 10 - TELEX |
| 21 | 2555-5500 | - | - | |
| 11 - DDD | 12 - FAX | 13 - FAX | 14 - FAX | |
| 21 | 2555-5550 | 2555-5560 | - | |
| 15 - E-MAIL | | | | |
| ri@mmx.com.br | | | | |

## 01.03 - DIRETOR DE RELAÇÕES COM INVESTIDORES (Endereço para Correspondência com a Companhia)

| 1 - NOME | | | | |
|---|---|---|---|---|
| LUIZ RODOLFO LANDIM MACHADO | | | | |
| 2 - ENDEREÇO COMPLETO | | | | 3 - BAIRRO OU DISTRITO |
| PRAIA DO FLAMENGO, 154, 5º ANDAR | | | | FLAMENGO |
| 4 - CEP | 5 - MUNICÍPIO | | | 6 - UF |
| 22210-030 | RIO DE JANEIRO | | | RJ |
| 7 - DDD | 8 - TELEFONE | 9 - TELEFONE | 10 - TELEFONE | 11 - TELEX |
| 21 | 2555-5500 | - | - | |
| 12 - DDD | 13 - FAX | 14 - FAX | 15 - FAX | |
| 21 | 2555-5550 | 2555-5560 | - | |
| 16 - E-MAIL | | | | |
| RI@MMX.COM.BR | | | | |

## 01.04 - REFERÊNCIA / AUDITOR

| EXERCÍCIO SOCIAL EM CURSO | | TRIMESTRE ATUAL | | | TRIMESTRE ANTERIOR | | |
|---|---|---|---|---|---|---|---|
| 1 - INÍCIO | 2 - TÉRMINO | 3 - NÚMERO | 4 - INÍCIO | 5 - TÉRMINO | 6 - NÚMERO | 7 - INÍCIO | 8 - TÉRMINO |
| 01/01/2007 | 31/12/2007 | 1 | 01/01/2007 | 31/03/2007 | 4 | 01/10/2006 | 31/12/2006 |

| 9 - NOME/RAZÃO SOCIAL DO AUDITOR | 10 - CÓDIGO CVM |
|---|---|
| KPMG AUDITORES INDEPENDENTES | 00418-9 |
| 11 - NOME DO RESPONSÁVEL TÉCNICO | 12 - CPF DO RESP. TÉCNICO |
| MANUEL FERNANDES RODRIGUES DE SOUSA | 783.840.017-15 |

## 01.01 - IDENTIFICAÇÃO

| 1 - CÓDIGO CVM | 2 - DENOMINAÇÃO SOCIAL | 3 - CNPJ |
|---|---|---|
| 01791-4 | MMX MINERAÇÃO E METÁLICOS S.A. | 02.762.115/0001-49 |

## 01.05 - COMPOSIÇÃO DO CAPITAL SOCIAL

| Número de Ações (Mil) | 1 - TRIMESTRE ATUAL 31/03/2007 | 2 - TRIMESTRE ANTERIOR 31/12/2006 | 3 - IGUAL TRIMESTRE EX. ANTERIOR 31/03/2006 |
|---|---|---|---|
| **Do Capital Integralizado** | | | |
| 1 - Ordinárias | 7.608 | 3.804 | 92 |
| 2 - Preferenciais | 0 | 0 | 0 |
| 3 - Total | 7.608 | 3.804 | 92 |
| **Em Tesouraria** | | | |
| 4 - Ordinárias | 0 | 0 | 0 |
| 5 - Preferenciais | 0 | 0 | 0 |
| 6 - Total | 0 | 0 | 0 |

## 01.06 - CARACTERÍSTICAS DA EMPRESA

| |
|---|
| 1 - TIPO DE EMPRESA<br>Empresa Comercial, Industrial e Outras |
| 2 - TIPO DE SITUAÇÃO<br>Operacional |
| 3 - NATUREZA DO CONTROLE ACIONÁRIO<br>Nacional Holding |
| 4 - CÓDIGO ATIVIDADE<br>3030 - Emp. Adm. Part. - Extração Mineral |
| 5 - ATIVIDADE PRINCIPAL<br>PARTICIPAÇÃO EM OUTRAS SOCIEDADES |
| 6 - TIPO DE CONSOLIDADO<br>Total |
| 7 - TIPO DO RELATÓRIO DOS AUDITORES<br>Sem Ressalva |

## 01.07 - SOCIEDADES NÃO INCLUÍDAS NAS DEMONSTRAÇÕES FINANCEIRAS CONSOLIDADAS

| 1 - ITEM | 2 - CNPJ | 3 - DENOMINAÇÃO SOCIAL |
|---|---|---|

## 01.08 - PROVENTOS EM DINHEIRO DELIBERADOS E/OU PAGOS DURANTE E APÓS O TRIMESTRE

| 1 - ITEM | 2 - EVENTO | 3 - APROVAÇÃO | 4 - PROVENTO | 5 - INÍCIO PGTO. | 6 - ESPÉCIE E CLASSE DE AÇÃO | 7 - VALOR DO PROVENTO P/ AÇÃO |
|---|---|---|---|---|---|---|

## 01.01 - IDENTIFICAÇÃO

| 1 - CÓDIGO CVM | 2 - DENOMINAÇÃO SOCIAL | 3 - CNPJ |
|---|---|---|
| 01791-4 | MMX MINERAÇÃO E METÁLICOS S.A. | 02.762.115/0001-49 |

## 01.09 - CAPITAL SOCIAL SUBSCRITO E ALTERAÇÕES NO EXERCÍCIO SOCIAL EM CURSO

| 1- ITEM | 2 - DATA DA ALTERAÇÃO | 3 - VALOR DO CAPITAL SOCIAL (Reais Mil) | 4 - VALOR DA ALTERAÇÃO (Reais Mil) | 5 - ORIGEM DA ALTERAÇÃO | 7 - QUANTIDADE DE AÇÕES EMITIDAS (Mil) | 8 - PREÇO DA AÇÃO NA EMISSÃO (Reais) |
|---|---|---|---|---|---|---|
| 01 | 12/04/2006 | 31.913 | 15.210 | Subscrição em Bens ou Créditos | 17 | 885,8474000000 |
| 02 | 28/04/2006 | 23.620 | (8.293) | Cisão parcial Centennial 30% | -32 | 0,0000000000 |
| 03 | 21/07/2006 | 1.052.631 | 1.029.011 | Subscrição Pública | 1.263 | 815,0000000000 |
| 04 | 23/08/2006 | 1.142.515 | 89.884 | Subscrição Pública | 110 | 815,0000000000 |
| 05 | 25/01/2007 | 1.142.515 | 0 | Desdobramento 2 por 1 | 3.804 | 0,0000000000 |

## 01.10 - DIRETOR DE RELAÇÕES COM INVESTIDORES

| 1 - DATA | 2 - ASSINATURA |
|---|---|
| 15/5/2007 | |

## 01.01 - IDENTIFICAÇÃO

| 1 - CÓDIGO CVM | 2 - DENOMINAÇÃO SOCIAL | 3 - CNPJ |
|---|---|---|
| 01791-4 | MMX MINERAÇÃO E METÁLICOS S.A. | 02.762.115/0001-49 |

## 02.01 - BALANÇO PATRIMONIAL ATIVO (Reais Mil)

| 1 - CÓDIGO | 2 - DESCRIÇÃO | 3 - 31/03/2007 | 4 - 31/12/2006 |
|---|---|---|---|
| 1 | Ativo Total | 1.075.464 | 1.072.407 |
| 1.01 | Ativo Circulante | 1.047.831 | 1.050.933 |
| 1.01.01 | Disponibilidades | 688.661 | 727.843 |
| 1.01.01.01 | Caixa e Bancos | 728 | 271 |
| 1.01.01.02 | Aplicações Financeiras | 687.933 | 727.572 |
| 1.01.02 | Créditos | 359.170 | 323.090 |
| 1.01.02.01 | Clientes | 0 | 0 |
| 1.01.02.02 | Créditos Diversos | 359.170 | 323.090 |
| 1.01.02.02.01 | Com Controladas | 199.002 | 163.360 |
| 1.01.02.02.02 | Impostos a Recuperar | 8.013 | 7.442 |
| 1.01.02.02.03 | Retenções Contratuais | 145.295 | 145.282 |
| 1.01.02.02.04 | Adiantamentos Diversos | 607 | 585 |
| 1.01.02.02.05 | Depósito Vinculado | 6.025 | 6.000 |
| 1.01.02.02.06 | Outros | 228 | 421 |
| 1.01.03 | Estoques | 0 | 0 |
| 1.01.04 | Outros | 0 | 0 |
| 1.02 | Ativo Não Circulante | 27.633 | 21.474 |
| 1.02.01 | Ativo Realizável a Longo Prazo | 0 | 0 |
| 1.02.01.01 | Créditos Diversos | 0 | 0 |
| 1.02.01.02 | Créditos com Pessoas Ligadas | 0 | 0 |
| 1.02.01.02.01 | Com Coligadas e Equiparadas | 0 | 0 |
| 1.02.01.02.02 | Com Controladas | 0 | 0 |
| 1.02.01.02.03 | Com Outras Pessoas Ligadas | 0 | 0 |
| 1.02.01.03 | Outros | 0 | 0 |
| 1.02.02 | Ativo Permanente | 27.633 | 21.474 |
| 1.02.02.01 | Investimentos | 11.945 | 5.947 |
| 1.02.02.01.01 | Participações Coligadas/Equiparadas | 0 | 0 |
| 1.02.02.01.02 | Participações Coligadas/Equiparadas-Ágio | 0 | 0 |
| 1.02.02.01.03 | Participações em Controladas | 11.945 | 5.947 |
| 1.02.02.01.04 | Participações em Controladas - Ágio | 0 | 0 |
| 1.02.02.01.05 | Outros Investimentos | 0 | 0 |
| 1.02.02.02 | Imobilizado | 15.688 | 15.527 |
| 1.02.02.02.01 | Móveis e Utensílios | 581 | 566 |
| 1.02.02.02.02 | Máquinas e Equipamentos | 37 | 7 |
| 1.02.02.02.03 | Equipamentos de Informática | 20 | 21 |
| 1.02.02.02.04 | Programas | 185 | 75 |
| 1.02.02.02.05 | Terrenos | 13.359 | 13.359 |
| 1.02.02.02.06 | Adiantamento p/Formação de Imobilizado | 7 | 7 |
| 1.02.02.02.07 | Edificação em Propriedade de Terceiros | 1.499 | 1.492 |
| 1.02.02.03 | Intangível | 0 | 0 |
| 1.02.02.04 | Diferido | 0 | 0 |

## 01.01 - IDENTIFICAÇÃO

| 1 - CÓDIGO CVM | 2 - DENOMINAÇÃO SOCIAL | 3 - CNPJ |
|---|---|---|
| 01791-4 | MMX MINERAÇÃO E METÁLICOS S.A. | 02.762.115/0001-49 |

## 02.02 - BALANÇO PATRIMONIAL PASSIVO (Reais Mil)

| 1 - CÓDIGO | 2 - DESCRIÇÃO | 3 - 31/03/2007 | 4 - 31/12/2006 |
|---|---|---|---|
| 2 | Passivo Total | 1.075.464 | 1.072.407 |
| 2.01 | Passivo Circulante | 23.897 | 24.627 |
| 2.01.01 | Empréstimos e Financiamentos | 0 | 10.130 |
| 2.01.02 | Debêntures | 0 | 0 |
| 2.01.03 | Fornecedores | 7.641 | 9.813 |
| 2.01.04 | Impostos, Taxas e Contribuições | 5.724 | 2.007 |
| 2.01.05 | Dividendos a Pagar | 0 | 0 |
| 2.01.06 | Provisões | 8.830 | 2.059 |
| 2.01.06.01 | Provisão para Passivo a Descoberto | 8.830 | 2.059 |
| 2.01.07 | Dívidas com Pessoas Ligadas | 0 | 0 |
| 2.01.08 | Outros | 1.702 | 618 |
| 2.02 | Passivo Não Circulante | 0 | 0 |
| 2.02.01 | Passivo Exigível a Longo Prazo | 0 | 0 |
| 2.02.01.01 | Empréstimos e Financiamentos | 0 | 0 |
| 2.02.01.02 | Debêntures | 0 | 0 |
| 2.02.01.03 | Provisões | 0 | 0 |
| 2.02.01.04 | Dívidas com Pessoas Ligadas | 0 | 0 |
| 2.02.01.05 | Adiantamento para Futuro Aumento Capital | 0 | 0 |
| 2.02.01.06 | Outros | 0 | 0 |
| 2.02.02 | Resultados de Exercícios Futuros | 0 | 0 |
| 2.04 | Patrimônio Líquido | 1.051.567 | 1.047.780 |
| 2.04.01 | Capital Social Realizado | 1.142.515 | 1.142.515 |
| 2.04.02 | Reservas de Capital | 0 | 0 |
| 2.04.03 | Reservas de Reavaliação | 0 | 0 |
| 2.04.03.01 | Ativos Próprios | 0 | 0 |
| 2.04.03.02 | Controladas/Coligadas e Equiparadas | 0 | 0 |
| 2.04.04 | Reservas de Lucro | 0 | 0 |
| 2.04.04.01 | Legal | 0 | 0 |
| 2.04.04.02 | Estatutária | 0 | 0 |
| 2.04.04.03 | Para Contingências | 0 | 0 |
| 2.04.04.04 | De Lucros a Realizar | 0 | 0 |
| 2.04.04.05 | Retenção de Lucros | 0 | 0 |
| 2.04.04.06 | Especial p/ Dividendos Não Distribuídos | 0 | 0 |
| 2.04.04.07 | Outras Reservas de Lucro | 0 | 0 |
| 2.04.05 | Lucros/Prejuízos Acumulados | (90.948) | (94.735) |
| 2.04.06 | Adiantamento para Futuro Aumento Capital | 0 | 0 |

01.01 - IDENTIFICAÇÃO

| 1 - CÓDIGO CVM | 2 - DENOMINAÇÃO SOCIAL | 3 - CNPJ |
|---|---|---|
| 01791-4 | MMX MINERAÇÃO E METÁLICOS S.A. | 02.762.115/0001-49 |

03.01 - DEMONSTRAÇÃO DO RESULTADO (Reais Mil)

| 1 - CÓDIGO | 2 - DESCRIÇÃO | 3 - 01/01/2007 a 31/03/2007 | 4 - 01/01/2007 a 31/03/2007 | 5 - 01/01/2006 a 31/03/2006 | 6 - 01/01/2006 a 31/03/2006 |
|---|---|---|---|---|---|
| 3.01 | Receita Bruta de Vendas e/ou Serviços | 0 | 0 | 0 | 0 |
| 3.02 | Deduções da Receita Bruta | 0 | 0 | 0 | 0 |
| 3.03 | Receita Líquida de Vendas e/ou Serviços | 0 | 0 | 0 | 0 |
| 3.04 | Custo de Bens e/ou Serviços Vendidos | 0 | 0 | 0 | 0 |
| 3.05 | Resultado Bruto | 0 | 0 | 0 | 0 |
| 3.06 | Despesas/Receitas Operacionais | 7.976 | 7.976 | (1.335) | (1.335) |
| 3.06.01 | Com Vendas | 0 | 0 | 0 | 0 |
| 3.06.02 | Gerais e Administrativas | (8.967) | (8.967) | (987) | (987) |
| 3.06.03 | Financeiras | 28.965 | 28.965 | 177 | 177 |
| 3.06.03.01 | Receitas Financeiras | 29.854 | 29.854 | 177 | 177 |
| 3.06.03.01.01 | Receitas Financeiras | 29.629 | 29.629 | 0 | 0 |
| 3.06.03.01.02 | Variação Cambial | 225 | 225 | 0 | 0 |
| 3.06.03.02 | Despesas Financeiras | (889) | (889) | 0 | 0 |
| 3.06.04 | Outras Receitas Operacionais | (6.770) | (6.770) | 0 | 0 |
| 3.06.05 | Outras Despesas Operacionais | 0 | 0 | 0 | 0 |
| 3.06.06 | Resultado da Equivalência Patrimonial | (5.252) | (5.252) | (525) | (525) |
| 3.07 | Resultado Operacional | 7.976 | 7.976 | (1.335) | (1.335) |
| 3.08 | Resultado Não Operacional | 0 | 0 | 0 | 0 |
| 3.08.01 | Receitas | 0 | 0 | 0 | 0 |
| 3.08.02 | Despesas | 0 | 0 | 0 | 0 |
| 3.09 | Resultado Antes Tributação/Participações | 7.976 | 7.976 | (1.335) | (1.335) |
| 3.10 | Provisão para IR e Contribuição Social | (4.190) | (4.190) | 0 | 0 |
| 3.10.01 | Provisão para Imposto de Renda | (2.833) | (2.833) | 0 | 0 |
| 3.10.02 | Contribuição Social | (1.357) | (1.357) | 0 | 0 |
| 3.11 | IR Diferido | 0 | 0 | 0 | 0 |
| 3.12 | Participações/Contribuições Estatutárias | 0 | 0 | 0 | 0 |
| 3.12.01 | Participações | 0 | 0 | 0 | 0 |

**01.01 - IDENTIFICAÇÃO**

| 1 - CÓDIGO CVM | 2 - DENOMINAÇÃO SOCIAL | 3 - CNPJ |
|---|---|---|
| 01791-4 | MMX MINERAÇÃO E METÁLICOS S.A. | 02.762.115/0001-49 |

**03.01 - DEMONSTRAÇÃO DO RESULTADO (Reais Mil)**

| 1 - CÓDIGO | 2 - DESCRIÇÃO | 3 - 01/01/2007 a 31/03/2007 | 4 - 01/01/2007 a 31/03/2007 | 5 - 01/01/2006 a 31/03/2006 | 6 - 01/01/2006 a 31/03/2006 |
|---|---|---|---|---|---|
| 3.12.02 | Contribuições | 0 | 0 | 0 | 0 |
| 3.13 | Reversão dos Juros sobre Capital Próprio | 0 | 0 | 0 | 0 |
| 3.15 | Lucro/Prejuízo do Período | 3.786 | 3.786 | (1.335) | (1.335) |
| | NÚMERO AÇÕES, EX-TESOURARIA (Mil) | 7.608 | 7.608 | 92 | 92 |
| | LUCRO POR AÇÃO (Reais) | 0,49763 | 0,49763 | | |
| | PREJUÍZO POR AÇÃO (Reais) | | | (14,51087) | (14,51087) |

04.01 - NOTAS EXPLICATIVAS

# 1 Contexto operacional

MMX Mineração e Metálicos S.A. ("MMX" ou "Companhia") é uma sociedade anônima de capital aberto. Os atuais controladores da MMX adquiriram, em 9 de novembro de 2005, a totalidade das ações representativas do capital social da Companhia, operação esta que foi aprovada, em 29 de novembro de 2005, pela Comissão de Valores Mobiliários - CVM. Em 21 de julho de 2006, a MMX protocolou o prospecto definitivo referente a uma oferta pública inicial, por meio da qual a Companhia emitiu 1.262.590 ações ordinárias nominativas que passaram a ser negociadas no segmento do Novo Mercado da Bolsa de Valores de São Paulo - BOVESPA a partir de 24 de julho de 2006. A liquidação financeira da referida oferta pública foi realizada em 26 de julho de 2006, tendo a Companhia, naquela ocasião, promovido um aumento de capital no valor de R$1.029.011.

Em 18 de agosto de 2006, foi exercida pelo Banco de Investimentos Credit Suisse (Brasil) S/A ("Credit Suisse"), após consultado o Coordenador Líder, a opção para a subscrição de um lote suplementar de 110.288 ações escriturais, nominativas e sem valor nominal de emissão da Companhia ("Ações do Lote Suplementar"), ao preço de R$815,00 por ação, que resultou em um aumento de capital adicional no valor de R$89.884.

Em 24 de agosto de 2006, a Companhia encerrou a oferta pública e, considerando as ações do lote suplementar, foram disponibilizadas ao mercado 1.372.878 ações, as quais, no total, representam 36,1% do capital social da Companhia nesta data, ao preço de R$815,00 por ação ("Preço por Ação"), que resultou em aumento de capital no valor total de R$1.118.896.

Em 5 de fevereiro de 2007, foi iniciado o programa de *Global Depositary Receipts - GDR* - Nível 1 da Companhia, tendo contratado o Banco Itaú S.A. como instituição custodiante e como depositário o Bank of New York, conforme termos já aprovados pela CVM. Cada ação ordinária da Companhia equivale a 20 (vinte) GDRs, conforme deliberação da Companhia após o desdobramento aprovado na Assembléia Geral Extraordinária realizada em 25 de janeiro de 2007, conforme Nota Explicativa nº 23.

A MMX tem como objeto social a atuação nas seguintes áreas principais de negócio: extração, transformação, transporte e comercialização de minérios em geral; fabricação, transformação, transporte e comercialização de insumos siderúrgicos, bem como a construção, operação e exploração de terminais marítimos e ferrovias.

# Notas explicativas às informações trimestrais

*(Em milhares de reais, exceto quando mencionado em contrário)*

A MMX desenvolve, diretamente ou por meio de empresas controladas, projetos nas áreas de mineração, logística e indústria de produtos metálicos e de insumos siderúrgicos de valor agregado, sempre a partir do minério de ferro de produção própria. A Companhia detém recursos minerais, decorrentes da aquisição e do requerimento de direitos minerários, nos quais a MMX realiza a pesquisa e lavra de minério de ferro. No contexto dos estudos de viabilidade desenvolvidos pela Companhia e suas controladas para seus projetos, a Companhia cubou, de acordo com informação geológica obtida e analisada até 31 de março de 2006, recursos minerais, dentre medidos, indicados e inferidos, na ordem de 1.153 mil toneladas (*), conforme estudo de auditoria de recursos geológicos realizado pela empresa especializada SRK Consulting. Nas regiões geográficas onde os recursos da Companhia e de suas controladas estão inseridos, a Companhia administra e/ou desenvolve sistemas logísticos, com vistas ao escoamento da sua produção e ao atendimento público, sob a modalidade de concessão pública.

Em 31 de março de 2007 e 2006, a MMX possuía, através de empresas controladas com participação direta e/ou indireta, os seguintes projetos:

**a.** Desenvolvimento de atividades de pesquisa mineral (exceto cobre e metais preciosos) nos Municípios de Pedra Branca do Amapari e de Serra do Navio, no Estado do Amapá, por meio de um contrato de exploração celebrado entre a controlada MMX Amapá Mineração Ltda. ("MMX Amapá") e a empresa Mineração Pedra Branca do Amapari Ltda. ("MPBA"), subsidiária da empresa canadense Goldcorp Inc. A Companhia concluiu estudo de viabilidade referente a este projeto, elaborado pela empresa especializada Natrontec - Estudos e Engenharia de Processos Ltda. ("Natrontec"), que, além da mina, compreende operações ferroviárias e portuárias, que estimou os investimentos necessários em US$272.000 mil (*), com entrada em operação prevista para o 4º trimestre de 2007. Os investimentos foram avaliados pela Companhia e estão atualmente estimados em US$347.000 mil (*).

*(Em milhares de reais, exceto quando mencionado em contrário)*

**b.** A controlada MMX Minas-Rio Mineração e Logística Ltda. ("MMX Minas-Rio"), diretamente ou por meio da sua controlada MPC Mineração e Pesquisa Ltda. ("MPC"), é titular de direitos minerais localizados no Quadrilátero Ferrífero e na Serra do Espinhaço, no Estado de Minas Gerais. Esses ativos darão suporte ao sistema denominado "Sistema MMX Minas-Rio", que visa à produção de minério de ferro e o seu escoamento por meio de um mineroduto com uma extensão de aproximadamente 525 quilômetros, que ligará a região produtora até o Município de São João da Barra, no Estado do Rio de Janeiro, onde a Companhia e suas controladas são titulares de imóveis com aproximadamente 6.000 hectares, apropriado para a construção de um porto com capacidade para receber navios de grande calado. A Companhia concluiu estudo de viabilidade, elaborado e/ou compilado pela empresa especializada SRK Consulting, referente a este projeto, o qual estimou os investimentos necessários em US$2.033.000 mil [*], incluindo os investimentos referentes à aquisição de direitos minerários, com entrada em operação prevista para o exercício social de 2009.

Em Assembléia Geral de Constituição realizada, em 1º de março de 2007, a Companhia e sua controlada indireta MPC constituíram a LLX Logística S.A. ("LLX Logística") que terá como objeto a prestação de serviços de logística integrada de transporte.

Em 22 de março de 2007, a Companhia, em reunião do Conselho de Administração, aprovou a reorganização societária das atividades atualmente desenvolvidas pela controlada MMX Minas-Rio, conforme mencionado na Nota Explicativa nº 28b.

**c.** A Companhia, através da controlada MMX Amapá, constituiu a MMX Logística do Amapá Ltda. ("MMX Logística do Amapá") em 23 de fevereiro de 2006, após o processo de licitação iniciado no ano de 2005, com o propósito de receber do Estado do Amapá a Concessão para Exploração do Serviço de Transporte Ferroviário de Cargas e Passageiros na Estrada de Ferro Amapá ("EFA"). A concessão da operação da ferrovia, pelo prazo de 20 anos, renovável por um prazo adicional de 20 anos, nos termos da lei, visa, dentre outras atividades de natureza pública, a desenvolver a logística de transporte do minério de ferro a ser extraído das minas detidas pela Companhia no Estado do Amapá, para cumprir contrato de suprimento firmado com a MMX Amapá.

# Notas explicativas às informações trimestrais

*(Em milhares de reais, exceto quando mencionado em contrário)*

Pelo Contrato de Concessão, a MMX Logística do Amapá deverá investir nos dois primeiros anos de concessão o total de R$40.700 (*) na recuperação da ferrovia. Pela outorga, a MMX Amapá efetuou, em 7 de março de 2006, o pagamento no valor de R$814 ao Estado do Amapá, equivalente a 2% do valor estimado dos investimentos em recuperação.

Ao longo do segundo semestre de 2006, a MMX Logística do Amapá iniciou suas operações e encontra-se cumprindo as obrigações com terceiros assumidas pelo contrato de concessão, na medida em que sua controladora, MMX Amapá, iniciará sua operação somente em 2007.

Em 2 de março de 2007, a Centennial Assets Mining Fund LLC por meio de um leilão realizado no pregão da BOVESPA alienou 100% das ações da Centennial Amapá pelo valor de R$282.891 (equivalentes a US$133.000 mil) que foram adquiridas por uma subsidiária integral da Cleveland-Clifs, Inc., maior mineradora de ferro e maior produtor de pelotas dos Estados Unidos da América.

A Centennial Amapá é detentora de 30% das quotas representativas da empresa controlada MMX Amapá.

Em 9 de janeiro de 2007, a MMX Amapá transferiu para a Companhia as quotas que possuía no capital social da controlada IRX Mineração Ltda. "IRX", a qual é detentora de direitos minerais adquiridos em 9 de setembro de 2004 no Estado da Bahia. Com isto, a IRX passa a ser controlada direta da Companhia.

**d.** Em 12 de abril de 2006, o acionista controlador da MMX integralizou aumento de capital mediante a conferência à Companhia de quase a totalidade das quotas representativas do capital social da empresa MMX Corumbá Participações Ltda.

Em 18 de abril de 2006, a Companhia promoveu a cisão plena da MMX Corumbá Participações Ltda., com absorção integral de seu patrimônio pelas empresas controladas MMX Corumbá Mineração Ltda. ("MMX Corumbá") e MMX Metálicos Corumbá Ltda., nova denominação da MMX Metálicos Brasil Ltda. ("MMX Metálicos Corumbá"). Como a empresa cindida não tinha outros ativos ou passivos, a operação de cisão foi implementada sem aumento de capital nas empresas receptoras, passando a Companhia a deter, diretamente, a quase totalidade das quotas representativas do capital social das empresas controladas MMX Corumbá e MMX Metálicos Corumbá.

*(Em milhares de reais, exceto quando mencionado em contrário)*

A controlada MMX Corumbá é detentora e arrenda direitos de lavra no Município de Corumbá, no Estado do Mato Grosso do Sul, e encontra-se em fase de operação, cujo primeiro faturamento ocorreu em julho de 2006. A Companhia concluiu estudo de viabilidade referente a este projeto, elaborado pela empresa especializada Natrontec, que estimou os investimentos necessários em US$72.000 mil (*).

No último trimestre de 2006, a MMX Corumbá, iniciou suas operações realizando os primeiros embarques de minério de ferro para o mercado externo.

A controlada indireta MMX Trade Shipping (Nevada) LLC, constituída em 9 de novembro de 2006, é uma empresa situada nos Estados Unidos da América, Estado de Nevada, que possui 38.890 toneladas de minério de ferro tipo lump adquirido da MMX Corumbá.

As controladas MMX Metálicos Corumbá e MMX Metálicos Amapá Ltda. ("MMX Metálicos Amapá") que desenvolvem atualmente projetos, a respeito dos quais a Companhia contratou estudos de viabilidade junto às empresas especializadas Hatch Consulting e Outokumpu Technologies, visando à implantação de usinas integradas para a produção de ferro gusa e semi-acabados, preferencialmente nos Estados do Amapá e do Mato Grosso do Sul, onde estão localizadas minas próprias da Companhia, e à implantação de usina de pelotização na propriedade de controlada da Companhia no Município de São João da Barra, Estado do Rio de Janeiro. Os investimentos necessários para estes projetos estão estimados em US$1.224.000 mil (*).

Em 5 de janeiro de 2007, a controlada MMX Metálicos Corumbá e a Cargill, Incorporated ("Cargill") assinaram acordo de longo prazo para o fornecimento de produção de ferro-gusa do Sistema MMX Corumbá, com garantia firme de retirada e entrega.

Com o compromisso de comprar o volume acordado a partir de agosto de 2007, a Cargill passará a ter exclusividade, com exceção para a América do Sul, na comercialização da produção de ferro-gusa adquirida da MMX Metálicos Corumbá proveniente do Sistema MMX Corumbá.

Conforme mencionado na Nota Explicativa nº 23a, em 28 de abril de 2006, os acionistas da MMX promoveram uma cisão parcial da Companhia, correspondente a 30% das quotas das empresas controladas: MMX Amapá, MMX Corumbá e MMX Minas-Rio.

*(Em milhares de reais, exceto quando mencionado em contrário)*

A controlada direta MMX Properties LLC, constituída em 9 de março de 2007, é uma empresa situada nos Estados Unidos da América, no Estado de Delaware e possui uma opção de compra de uma aeronave pela qual pagou como sinal o montante de US$100 mil.

(*) Não revisado pela KPMG Auditores Independentes.

## 2 Licenças

A política ambiental do Grupo MMX tem como pré-requisito obter todas as licenças exigidas por lei para cada uma das suas instalações e atividades. Atualmente, a Companhia possui, através de suas controladas as seguintes licenças:

| **Empresa** | **Tipo** | **Data de emissão** | **Vigência** |
|---|---|---|---|
| MMX Corumbá | Operação de mina 63 | 27/10/2005 | 1 ano **(a)** |
| MMX Amapá | Licença de Instalação da Mina Amapá | 16/08/2006 | 1 ano |
| MMX Amapá | Licença Prévia para o Terminal Portuário | 16/08/2006 | 6 meses **(b)** |
| MMX Logística Amapá | Operação de ferrovia | 16/08/2006 | 1 ano |
| MMX Metálicos Corumbá | Licença de Instalação | 16/08/2006 | 5 anos |
| MMX Metálicos Corumbá | Licença de Instalação para ampliação da Usina de Ferro-Gusa, para sintetização, aciaria e laminação | 28/12/2006 | 2 anos |
| MPC | Licença Prévia para o Terminal Portuário | 28/12/2006 | 1 ano |

**(a)** Em 26 de junho de 2006, foi protocolado requerimento para renovação da licença de acordo com a Resolução Conama artigo 18, § 4º, ficando automaticamente prorrogada, por tempo indeterminado, até a concessão definitiva do órgão ambiental competente.

**(b)** A Licença Prévia para o Terminal Portuário obtida em 16 de agosto de 2006 não foi renovada, porém, em 10 de janeiro de 2007, a controlada MMX Amapá recebeu termo de autorização expedido pelo Diretor-Geral da Agência Nacional de Transportes Aquaviários ("ANTAQ"), o qual autoriza a construção e exploração, por tempo indeterminado, de terminal portuário misto de uso privativo, localizado na área portuária do Município de Santana, Estado do Amapá.

Adicionalmente, foi obtida Licença de Operação Portuária, conforme mencionado na Nota Explicativa n° 28d.

## 3 Apresentação das informações trimestrais

As informações trimestrais individuais e consolidadas foram elaboradas com base nas práticas contábeis emanadas da legislação societária e normas da Comissão de Valores Mobiliários - CVM.

### *Deliberação CVM nº 488*

Convergindo com as práticas contábeis internacionais, a Deliberação CVM nº 488 aprovou o Pronunciamento do IBRACON NPC nº 27 que estabelece novos padrões de apresentação e divulgação das demonstrações contábeis.

Conforme o referido pronunciamento, o ativo deve ser classificado em "Circulante" e "Não circulante" sendo este último desdobrado em realizável a longo prazo, investimentos, imobilizado, intangível e diferido. O passivo deve ser classificado em "Circulante" e "Não circulante".

### *Resumo das principais práticas contábeis*

*a. Apuração do resultado*

O resultado das operações é apurado em conformidade com o regime contábil de competência de exercício. Tendo em vista a fase pré-operacional da maior parte das empresas controladas pela Companhia, o resultado consolidado da Companhia é representado basicamente por gastos que não são relacionados aos projetos em andamento e/ou que não estão diretamente associados a benefícios futuros. Parte dos resultados consolidados da Companhia decorrem das operações da Estrada de Ferro do Amapá e da mina de minério de ferro da MMX Corumbá, iniciadas ao longo de 2006.

*b. Estimativas contábeis*

A elaboração das informações trimestrais de acordo com as práticas contábeis adotadas no Brasil requer que a Administração use de julgamento na determinação e registro de estimativas contábeis. Ativos e passivos significativos sujeitos a essas estimativas e premissas incluem o valor residual do ativo imobilizado, o imposto de renda e a contribuição social diferidos, os direitos minerais, o ágio na aquisição de controlada, as provisões para contingências, para a valorização de instrumentos financeiros e para a perda ao valor de mercado dos estoques. A liquidação das transações envolvendo essas estimativas poderá resultar em valores diferentes dos estimados, devido a imprecisões inerentes ao processo de sua determinação. A Companhia revisa as estimativas e premissas pelo menos trimestralmente.

*c. Moeda estrangeira*

Os ativos e passivos monetários denominados em moedas estrangeiras foram convertidos para reais pela taxa de câmbio da data de fechamento do balanço e as diferenças decorrentes de conversão de moeda foram parcialmente reconhecidas no ativo permanente, tendo em vista que as empresas controladas da Companhia se encontram em fase pré-operacional. Para as atividades operacionais, as diferenças são reconhecidas no resultado do exercício.

*d. Ativos circulante e não circulante*

- **Aplicações financeiras**

  As aplicações financeiras estão avaliadas ao custo, acrescido dos rendimentos auferidos até a data do balanço e não superam o valor de mercado.

- **Contas a receber**

  Os valores relativos às contas a receber são registrados pelo valor faturado incluindo os respectivos impostos.

- **Estoques**

  Avaliados ao custo médio de aquisição ou de produção, reduzido por provisão para perda ao valor de mercado.

O custo dos estoques inclui gastos incorridos na aquisição, transporte e armazenagem dos estoques. No caso de estoques acabados o custo inclui as despesas gerais de fabricação baseadas na capacidade normal de operação.

- **Demais ativos circulantes e não circulantes**

São apresentados pelo valor líquido de realização.

*e. Permanente*

- **Investimentos**

Os investimentos em empresas controladas estão avaliados na controladora pelo método de equivalência patrimonial

- **Intangível**

Registrado ao custo de aquisição.

- **Ágio na aquisição de controlada**

O ágio gerado na aquisição de controlada está fundamentado na expectativa de geração de lucros futuros e será amortizado de acordo com os resultados futuros em até 10 anos (vide Nota Explicativa nº 14a).

- **Direitos minerais**

Avaliados pelo valor de custo de aquisição dos direitos minerais e sujeito a testes de recuperabilidade. A amortização para as atividades operacionais é calculada pelo período de vida útil estimado das minas com base na relação obtida entre a produção efetiva e o montante total das reservas provadas e prováveis (vide Nota Explicativa nº 14b).

- **Imobilizado**

  Registrado ao custo de aquisição, formação ou construção (inclusive juros e demais encargos financeiros). A depreciação dos bens em operação é calculada pelo método linear a taxas que levam em consideração o tempo de vida útil estimado dos bens. A exaustão da floresta ocorrerá, em função de seus custos de formação e manutenção e da área cortada a cada mês em relação ao volume total das florestas.

- **Diferido**

  Todos os resultados apurados na fase pré-operacional, relativos a gastos com pesquisa e desenvolvimento dos projetos das controladas da Companhia, assim como os correspondentes encargos financeiros, variações monetárias e/ou cambiais incorridas e/ou auferidas até a data dos balanços, estão associados à expectativa de benefícios futuros e encontram-se registrados no ativo diferido. A amortização para as atividades operacionais é calculada pelo período de 10 anos.

  Os gastos que não estão diretamente associados a quaisquer benefícios futuros são transferidos do ativo diferido para o resultado do exercício.

*f. Passivo circulante e não circulante*

São demonstrados pelos valores conhecidos ou calculáveis, acrescidos, quando aplicável, dos correspondentes encargos, variações monetárias e/ou cambiais incorridas até a data dos balanços.

*g. Provisões*

Uma provisão é reconhecida no balanço quando a Companhia possui uma obrigação legal ou constituída como resultado de um evento passado, e é provável que um recurso econômico seja requerido para saldar a obrigação. As provisões são registradas tendo como base as melhores estimativas do risco envolvido.

*h. Imposto de renda e contribuição social*

A Companhia e suas controladas, neste período, não apuraram lucro tributável e, conseqüentemente, não obtiveram base de cálculo positiva para o imposto de renda e a contribuição social. Adicionalmente, os créditos fiscais diferidos ativos são integralmente provisionados devido à ausência de histórico de rentabilidade.

*i. Demonstração dos fluxos de caixa*

A Companhia está apresentando como informação suplementar, a demonstração dos fluxos de caixa preparada de acordo com a NPC 20 - Demonstração dos fluxos de caixa, emitida pelo IBRACON - Instituto de Auditores Independentes do Brasil.

## 4 Informações trimestrais consolidadas

***Comparativo trimestral***

A análise comparativa da controladora e do consolidado entre os trimestres findos em 31 de março de 2007 e 2006 está prejudicada dado que:

*a. Pelo aspecto da controladora*

Somente a partir de 9 de novembro de 2005, quando o controle da MMX foi adquirido pelo atual acionista controlador, se iniciaram transações dentro do contexto operacional atual da Companhia.

*(Em milhares de reais, exceto quando mencionado em contrário)*

*b. Pelo aspecto do consolidado*

Em 31 de março de 2006, a MMX não possuía a estrutura de controle societário hoje existente, bem como as controladas encontravam-se em um contexto organizacional e operacional muito incipiente quando comparado ao modelo de operação atualmente desenhado para essas controladas, destacando-se:

- A reestruturação societária ocorrida em 12 de abril de 2006 (conforme descrito na Nota Explicativa nº 23a), na qual a Companhia passou a deter os investimentos da MMX Corumbá e MMX Metálicos Corumbá e as seguintes participações societárias: 99,9% da MMX Metálicos Corumbá, 70% da MMX Amapá, 70% da MMX Minas-Rio e 70% da MMX Corumbá;

- A constituição da MMX Trade & Shipping (Nevada) LLC pela controlada MMX Corumbá em 9 de novembro de 2006;

- A constituição, pela Companhia, da MMX Properties LLC em 9 de março de 2007;

- A constituição da LLX Logística S.A. ("LLX Logística") pela Companhia e sua controlada indireta MPC em 1º de março de 2007; e

- A constituição da MMX Metálicos Amapá Ltda. ("MMX Metálicos Amapá") pela Companhia em 14 de março de 2007.

Desta forma, as demonstrações de resultados e dos fluxos de caixa do trimestre findo em 31 de março de 2006 não são comparáveis com as informações trimestrais apresentadas pela Companhia em 31 de março de 2007.

*(Em milhares de reais, exceto quando mencionado em contrário)*

As demonstrações financeiras consolidadas incluem as demonstrações da MMX e suas controladas a seguir relacionadas:

| | Porcentagem de participação | |
|---|---|---|
| | **31/03/2007** | **31/12/2006** |
| Controladas diretas: | | |
| MMX Amapá | 70,00% | 70,00% |
| MMX Minas-Rio | 70,00% | 70,00% |
| MMX Corumbá | 70,00% | 70,00% |
| MMX Metálicos Corumbá | 99,99% | 99,99% |
| MMX Properties LLC | 100,00% | - |
| IRX | 80,00% | - |
| MMX Metálicos Amapá **(a)** | 99,99% | - |
| Controladas indiretas: | | |
| MPC | 69,99% | 69,99% |
| IRX | - | 56,00% |
| MMX Logística do Amapá | 69,99% | 69,99% |
| MMX Trade Shipping (Nevada) LLC | 70,00% | - |
| LLX Logística S.A. **(b)** | 99,99% | - |

**(a)** A MMX Metálicos Amapá foi constituída visando à construção de usina integrada para a produção de ferro-gusa e semi-acabados no Estado do Amapá.

*(Em milhares de reais, exceto quando mencionado em contrário)*

(b) A LLX Logística, ao final da reorganização societária, passará a ser a empresa *holding* das atividades de logística da Companhia conforme Nota Explicativa nº 28b.

As políticas contábeis foram aplicadas de forma uniforme em todas as empresas consolidadas e são consistentes com aquelas utilizadas no período anterior.

***Descrição dos principais procedimentos de consolidação***

**a.** Eliminação dos saldos das contas de ativos e passivos entre as empresas consolidadas;

**b.** Eliminação dos saldos das contas de investimentos e correspondentes participações no capital e prejuízos acumulados das empresas controladas;

**c.** Destaque do valor da participação dos acionistas minoritários nas informações trimestrais consolidadas; e

**d.** Eliminação dos saldos de receitas e despesas, decorrentes de negócios entre as empresas. Esses saldos são eliminados na medida da participação da controladora nas controladas contra o investimento na mesma. Perdas não realizadas são eliminadas da mesma maneira, mas apenas quando não há evidências de problemas de recuperação dos ativos relacionados.

## 5 Disponibilidades

| | **Controladora** | | **Consolidado** | |
|---|---|---|---|---|
| | **31/03/2007** | **31/12/2006** | **31/03/2007** | **31/12/2006** |
| Caixa e bancos | 728 | 271 | 40.148 | 3.725 |
| Aplicações financeiras | 687.933 | 727.572 | 687.962 | 775.487 |
| | 688.661 | 727.843 | 728.110 | 779.212 |

As aplicações financeiras representam, basicamente, valores investidos em fundos exclusivos administrados por instituições financeiras e lastreados em títulos públicos federais e títulos privados ("CDB") de instituições financeiras de primeira linha e títulos privados (Cédulas de Créditos Bancários e Debêntures) emitidos por empresas e instituições financeiras, todos com rentabilidade média equivalente ao DI Cetip ("CDI"). As debêntures representam operações compromissadas, registradas na CETIP, e não estão sujeitas a risco de crédito dos respectivos emissores.

# Notas explicativas às informações trimestrais

*(Em milhares de reais, exceto quando mencionado em contrário)*

A Companhia possui bloqueios temporários de suas aplicações financeiras conforme mencionado nas Notas Explicativas nºs 11 e 25b, no montante total de R$145.295 em 31 de março de 2007 e R$145.282 em 31 de dezembro de 2006, não havendo prejuízo da remuneração a ser recebida pela mesma. Tais valores estão apresentados como retenções contratuais, no ativo circulante.

A seguir está representada a composição da carteira de aplicação financeira:

| | Controladora | | | | | |
|---|---|---|---|---|---|---|
| | Natureza das aplicações | | | | | |
| | 31/03/2007 | | | | | 31/12/2006 |
| **Instituição financeira** | **Debêntures** | **Fundo de investimentos abertos** | **LTN Over** | **CDB** | **Total** | **Total** |
| Fundos exclusivos: | | | | | | |
| Pactual | 679.697 | 8.235 | - | - | 687.932 | 719.452 |
| Credit Suisse | - | - | 97.117 | 8.617 | 105.734 | 115.021 |
| Total de fundos exclusivos | 679.697 | 8.235 | 97.117 | 8.617 | 793.666 | 834.473 |
| Outras aplicações: | | | | | | |
| Itaú BBA | 39.562 | - | - | - | 39.562 | 38.381 |
| Total de outras aplicações | 39.562 | - | - | - | 39.562 | 38.381 |
| Total de aplicações | 719.259 | 8.235 | 97.117 | 8.617 | 833.228 | 872.854 |
| Bloqueio relativo a retenções contratuais | (145.295) | - | - | - | (145.295) | (145.282) |
| Total de aplicações, líquidas | 573.964 | 8.235 | 97.117 | 8.617 | 687.933 | 727.572 |

*(Em milhares de reais, exceto quando mencionado em contrário)*

| | Consolidado | | | | | |
|---|---|---|---|---|---|---|
| | Natureza das aplicações | | | | | |
| | 31/03/2007 | | | | | 31/12/2006 |
| **Instituição financeira** | **Debêntures** | **Fundo de investimentos abertos** | **LTN Over** | **CDB** | **Total** | **Total** |
| Fundos exclusivos: | | | | | | |
| Pactual | 679.697 | 8.235 | - | - | 687.932 | 735.392 |
| Credit Suisse | - | - | 97.117 | 8.617 | 105.734 | 144.919 |
| Total de fundos exclusivos | 679.697 | 8.235 | 97.117 | 8.617 | 793.666 | 880.311 |
| Outras aplicações: | | | | | | |
| Itaú BBA | 39.562 | - | - | - | 39.562 | 38.382 |
| UNIBANCO | - | - | - | 29 | 29 | 793 |
| ABN AMRO Bank | - | - | - | - | - | 1.283 |
| Total de outras aplicações | 39.562 | - | - | 29 | 39.591 | 40.458 |
| Total de aplicações | 719.259 | 8.235 | 97.117 | 8.646 | 833.257 | 920.769 |
| Bloqueio relativo a retenções contratuais | (145.295) | - | - | - | (145.295) | (145.282) |
| Total de aplicações, líquidas | 573.964 | 8.235 | 97.117 | 8.646 | 687.962 | 775.487 |

Os fundos exclusivos são regularmente auditados por auditores independentes e estão sujeitos a obrigações restritas ao pagamento de serviços prestados pela administração dos ativos, atribuída à operação dos investimentos, como taxas de custódia, auditoria e outras despesas, inexistindo obrigações financeiras relevantes, bem como ativos da Companhia para garantir essas obrigações.

# Notas explicativas às informações trimestrais

*(Em milhares de reais, exceto quando mencionado em contrário)*

Demonstração dos fluxos de caixa:

| | Controladora | | Consolidado | |
|---|---|---|---|---|
| | 31/03/2007 | 31/03/2006 | 31/03/2007 | 31/03/2006 |
| **Fluxos de caixa das atividades operacionais** | | | | |
| **Resultado do período** | 3.786 | (1.335) | 3.786 | (1.335) |
| Itens de resultado que não afetam o caixa: | | | | |
| Depreciação e amortização | 12 | - | 2.298 | - |
| Resultado de equivalência patrimonial | 5.252 | 525 | - | - |
| Provisão para passivo a descoberto | 6.770 | - | - | - |
| Variações monetárias e juros | (3.863) | - | (8.975) | - |
| Custo residual do ativo permanente baixado | - | - | - | - |
| Participações minoritárias | - | - | (463) | - |
| Variações nos ativos e passivos: | | | | |
| Retenções contratuais | (13) | - | (13) | - |
| Depósito vinculado | (25) | - | (25) | - |
| Estoques | - | - | (12.354) | - |
| Redução (aumento) em contas a receber | (400) | (340) | (16.704) | (1.070) |
| Aumento (redução) em fornecedores | (2.172) | 351 | 7.312 | 1.321 |
| Aumento (redução) em contas a pagar e provisões | 4.801 | 219 | 44.973 | (9.473) |
| **Disponibilidades líquidas geradas pelas (aplicadas nas) atividades operacionais** | 14.148 | (580) | 19.835 | (10.557) |
| **Fluxos de caixa das atividades de investimentos** | | | | |
| Créditos com pessoas ligadas: | | | | |
| Empréstimos concedidos | (53.232) | (9.660) | - | - |
| Empréstimos liquidados | 21.363 | - | - | - |
| Aquisição de investimentos | (11.250) | (9.151) | - | - |
| Redução no valor de aquisição de investimentos | - | - | - | - |
| Compras de imobilizado | (173) | - | (141.174) | (726) |
| Aquisição de direitos/obrigação retirada de ativos | - | - | (85.989) | (3.408) |
| Baixa de direitos | - | - | 525 | - |
| Adições ao diferido | - | - | 3.284 | 3.056 |
| **Disponibilidades líquidas aplicadas nas atividades de investimentos** | (43.292) | (18.811) | (223.354) | (1.078) |

*(Em milhares de reais, exceto quando mencionado em contrário)*

| | Controladora | | Consolidado | |
|---|---|---|---|---|
| | 31/03/2007 | 31/03/2006 | 31/03/2007 | 31/03/2006 |
| **Fluxos de caixa das atividades de financiamentos** | | | | |
| Aumento de capital, líquido | - | - | - | - |
| Empréstimos e financiamentos: | | | | |
| Empréstimos obtidos | - | 9.792 | 193.715 | 11.400 |
| Empréstimos liquidados | (10.038) | - | (41.298) | - |
| Débitos com pessoas ligadas: | - | - | - | - |
| Empréstimos obtidos | - | - | - | - |
| Empréstimos liquidados | - | (19) | - | - |
| **Disponibilidades líquidas geradas pelas (aplicadas nas) atividades de financiamentos** | (10.038) | 9.773 | 152.417 | 11.400 |
| **Demonstração da redução nas disponibilidades** | | | | |
| No início do período | 727.843 | 10.660 | 779.212 | 19.903 |
| No fim do período | 688.661 | 1.042 | 728.110 | 19.668 |
| **Redução nas disponibilidades** | (39.182) | (9.618) | (51.102) | (235) |

## 6 Contas a receber

Os valores relativos às contas a receber representam as operações de vendas de minério e serviços de transportes ferroviários das controladas MMX Corumbá e MMX Logística do Amapá, respectivamente, e estão assim compostos:

| | Consolidado | |
|---|---|---|
| | 31/03/2007 | 31/12/2006 |
| MMX Corumbá: | | |
| No país | 14 | 9 |
| No exterior | 13.217 | 4.164 |

*(Em milhares de reais, exceto quando mencionado em contrário)*

| | Consolidado | |
|---|---|---|
| | **31/03/2007** | **31/12/2006** |
| | 13.231 | 4.173 |
| MMX Logística do Amapá: | | |
| No país | 641 | 467 |
| | 13.872 | 4.640 |

## 7 Estoques

| | Consolidado | |
|---|---|---|
| | **31/03/2007** | **31/12/2006** |
| MMX Corumbá: | | |
| Produtos acabados | 53.611 | 44.695 |
| MMX Trade & Shipping LLC: | | |
| Produtos acabados | 5.077 | - |
| MMX Metálicos Corumbá: | | |
| Matéria-prima | 1.262 | - |
| Provisão para perda ao valor de mercado | (10.266) | (7.365) |
| | 49.684 | 37.330 |

Em 31 de março de 2007 e 31 de dezembro de 2006, os estoques de minério de ferro montavam 845 mil toneladas (806 mil na MMX Corumbá e 39 mil na MMX Trade Shipping) e 658 mil toneladas (MMX Corumbá), respectivamente.

Em 31 de março de 2007, o estoque de carvão da MMX Metálicos Corumbá montava em 13.631,4 metros cúbicos.

*(Em milhares de reais, exceto quando mencionado em contrário)*

## 8 Adiantamentos diversos

Os valores relativos aos adiantamentos estão assim compostos:

| | Controladora | | Consolidado | |
|---|---|---|---|---|
| | **31/03/2007** | **31/12/2006** | **31/03/2007** | **31/12/2006** |
| Funcionários | 73 | 62 | 170 | 150 |
| Fornecedores | 534 | 523 | 14.406 | 14.048 |
| | 607 | 585 | 14.576 | 14.198 |

## 9 Impostos a recuperar

| | Controladora | | Consolidado | |
|---|---|---|---|---|
| | **31/03/2007** | **31/12/2006** | **31/03/2007** | **31/12/2006** |
| ICMS | 19 | 19 | 14.795 | 8.329 |
| IRRF | 7.894 | 7.323 | 11.081 | 9.904 |
| COFINS | 34 | 34 | 433 | 418 |
| PIS | 7 | 7 | 93 | 90 |
| Outros | 59 | 59 | 283 | 79 |
| | 8.013 | 7.442 | 26.685 | 18.820 |

## 10 Depósito vinculado

Refere-se ao depósito remunerado efetuado em conta corrente em nome da Companhia como parte do pagamento pela aquisição do imóvel denominado "Fazenda Caruara", situado no Município de São João da Barra, Estado do Rio de Janeiro, que totalizava em 31 de março de 2007 R$6.025 (R$6.000 em 31 de dezembro de 2006). A liberação desse montante está vinculada à condição futura, nos termos das regras estabelecidas no contrato de compra e venda, em garantia do passivo contingencial do vendedor.

*(Em milhares de reais, exceto quando mencionado em contrário)*

## 11 Retenções contratuais

Em 31 de março de 2007, as parcelas retidas das aplicações financeiras da Companhia em garantia do contrato de empréstimo com o Credit Suisse no montante total de R$105.733 (R$106.900 em 31 de dezembro de 2006) e, instrumento particular de cessão fiduciária de direitos creditórios em garantia de contrato de prestação de fiança em favor da controlada MMX Corumbá no valor de R$39.562 (R$38.382 em 31 de dezembro de 2006), respectivamente, totalizam R$145.295 (R$145.282 em 31 de dezembro de 2006), conforme mencionado na Nota Explicativa nº 25b.

## 12 Depósitos judiciais

O saldo de depósitos judiciais, em 31 de março de 2007, é representado pelos processos nº 008.06.104278-9 (ação de imissão na posse da Fazenda Piraputanga) referente à ação impetrada pela controlada MMX Metálicos Corumbá, conforme descrito na Nota Explicativa nº 19a.

Em 27 de março de 2007, foi concedido alvará de levantamento do depósito judicial relativo ao processo nº 1756/2005 (ação de ingresso na área onde se localizam os direitos para realização de pesquisa mineral) referente à ação impetrada pela controlada MMX Amapá, conforme descrito na Nota Explicativa nº 19b. O montante de R$487 foi reclassificado para outros créditos.

*(Em milhares de reais, exceto quando mencionado em contrário)*

## 13 Investimentos

*Composição dos saldos*

| | Controladora | | Consolidado | |
|---|---|---|---|---|
| | **31/03/2007** | **31/12/2006** | **31/03/2007** | **31/12/2006** |
| Participação em empresas controladas | 11.945 | 5.947 | - | - |
| Adiantamento para futura aquisição de investimento | - | - | 2.176 | 2.176 |
| | 11.945 | - | 2.176 | 2.176 |

### *Mineral Service*

A controlada MMX Corumbá adquiriu em 11 de julho de 2006, os direitos minerários para exploração de minério de ferro no Estado do Mato Grosso do Sul, mediante aquisição das quotas da empresa Mineral Service Ltda. ("Mineral Service"), pelo custo total de US$14.000 mil (equivalentes a R$30.439), sendo que US$1.000 mil (equivalentes a R$2.176) foram pagos em 11 de julho de 2006, registrados como adiantamento para aquisição de investimentos, e o saldo remanescente será pago em três parcelas, sendo US$3.000 mil na comprovação da transferência dos direitos minerários e US$10.000 mil no exercício de 2007, sendo que tais pagamentos estão subordinados à efetiva transferência dos direitos minerários para a Mineral Service.

# Notas explicativas às informações trimestrais

*(Em milhares de reais, exceto quando mencionado em contrário)*

## a. *Movimentação*

As participações societárias e as movimentações dos investimentos estão apresentadas a seguir:

| | Controladora - 31/03/2007 | | | | | | | | | | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|
| **Dados das controladas** | **MMX Amapá** | **IRX** | **MMX Logística do Amapá** | **MMX Minas-Rio** | **MPC** | **MMX Corumbá** | **MMX Metálicos Corumbá** | **MMX Metálicos Amapá** | **MMX Trade & Shipping** | **MMX Properties** | **LLX Logística** | **Total** |
| Participação no capital social em (em %) | 70% | 80% | 70% | 70% | 70% | 70% | 100% | 100% | 70% | 100% | 100% | - |
| Patrimônio líquido | 12.330 | 71 | (18.029)a | 7.082 | 30 | (11.354)a | 10 | 10 | - | 226 | 10 | - |
| Capital social | 22.258 | 10 | - | 8.478 | 30 | 15.200 | 10 | 10 | - | 230 | 10 | - |
| Capital social a integralizar | - | - | 15.000 | - | - | - | - | - | - | - | - | - |
| Adiantamento para futuro aumento de capital | - | 61 | (15.000) | - | - | - | - | - | - | - | - | - |
| Resultado do período | (4.699) | - | (4.459) | - | - | (8.412) | - | - | - | (4) | - | - |

# Notas explicativas às informações trimestrais

*(Em milhares de reais, exceto quando mencionado em contrário)*

| Dados das controladas | Controladora - 31/03/2007 | | | | | | | | | | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|
| | MMX Amapá | IRX | MMX Logística do Amapá | MMX Minas-Rio | MPC | MMX Corumbá | MMX Metálicos Corumbá | MMX Metálicos Amapá | MMX Trade & Shipping | MMX Properties | LLX Logística | Total |
| Movimentação: | | | | | | | | | | | | |
| Saldo em 31 de dezembro de 2006 | 980 | - | - | 4.957 | - | - | 10 | - | - | - | - | 5.947 |
| Aquisição de investimentos | - | 69 | - | - | - | - | - | 10 | - | 230 | - | 309 |
| Aumento de capital | 10.941 | - | - | - | - | - | - | - | - | - | - | 10.941 |
| Equivalência patrimonial | (5.248) | - | - | - | - | - | - | - | - | (4) | - | (5.252) |
| Saldo em 31 de março de 2007 | 6.673 | 69 | - | 4.957 | - | - | 10 | 10 | - | 226 | - | 11.945 |

**(a)** A Companhia constituiu provisão para passivo a descoberto em montante proporcional a sua participação.

*(Em milhares de reais, exceto quando mencionado em contrário)*

## 14 Intangíveis

### *a.* Ágio

O saldo do ágio apurado na aquisição da controlada MPC pela MMX Minas-Rio encontra-se fundamentado na expectativa de rentabilidade futura da exploração da reserva mineral relativo ao direito mineral, conforme Nota Explicativa nº 14b. A rentabilidade futura está baseada em estudos de viabilidade e planos de negócio dos projetos e laudos técnicos sobre a capacidade produtiva das reservas.

Em 23 de outubro de 2006, a controlada MMX Minas-Rio assinou aditivo ao contrato de aquisição das quotas da MPC, em função da reavaliação convencional dos ativos desta, o que reduziu o custo total de aquisição das quotas conforme Nota Explicativa nº 14b.

A amortização do ágio será registrada em até 10 anos a partir da entrada em operação comercial, em conformidade com as projeções de rentabilidade futura.

### *b. Direitos minerais e concessão*

A Companhia detinha os seguintes direitos minerais:

| Empresa | | Estado | Direito | 31/03/2007 | 31/12/2006 |
|---|---|---|---|---|---|
| Aquisições: | | | | | |
| IRX | (I) | Bahia | Mineral - Minério de Ferro | 168 | 168 |
| MMX Minas-Rio | (II) | Minas Gerais | Mineral - Minério de Ferro | 40.000 | 40.000 |
| MPC | (III) | Minas Gerais | Mineral - Minério de Ferro | 1.585 | 1.585 |
| MMX Minas-Rio | (IV) | Minas Gerais | Mineral - Minério de Ferro | 30 | 30 |
| MMX Corumbá | (V) | Mato Grosso | Mineral - Minério de Ferro | 28.954 | 28.954 |

# Notas explicativas às informações trimestrais

*(Em milhares de reais, exceto quando mencionado em contrário)*

| Empresa | | Estado | Direito | 31/03/2007 | 31/12/2006 |
|---|---|---|---|---|---|
| MMX Logística do Amapá | (VI) | Amapá | Concessão Ferrovia/Outorga | 783 | 814 |
| MMX Minas-Rio | (VII) | Minas Gerais | Mineral - Minério de Ferro | 38.579 | 2.463 |
| | | | | 110.099 | 74.014 |
| Adiantamentos para aquisição de direitos minerais: | | | | | |
| MMX Minas-Rio | (VIII) | Minas Gerais | Mineral - Minério de Ferro | 1.513 | 1.513 |
| MMX Minas-Rio | (IX) | Minas Gerais | Mineral - Minério de Ferro | 51.413 | 12.536 |
| | | | | 52.926 | 14.049 |
| Amortização acumulada: | | | | | |
| MMX Corumbá | | | | (487) | (333) |
| | | | | 162.538 | 87.730 |
| Custo para retirada de ativos | (X) | | | 11.027 | - |

**(I)** Direitos minerais adquiridos em 9 de setembro de 2004 no Estado da Bahia.

**(II)** Adquirido em 19 de outubro de 2005, localizado na região da Serra do Espinhaço, Estado de Minas Gerais ao custo total de R$40.000 dos quais R$4.500 foram pagos na assinatura do contrato e o restante será pago de forma parcelada, conforme detalhado na Nota Explicativa nº 21a.

*(Em milhares de reais, exceto quando mencionado em contrário)*

**(III)** Aquisição em 17 de agosto de 2005, localizado na região do Quadrilátero Ferrífero, Estado de Minas Gerais, mediante a aquisição das quotas da empresa MPC, detentora dos referidos ativos. O valor total da negociação foi de US$75.000 mil, tendo sido paga em 2005 a primeira parcela no montante de US$20.000 mil. Em 23 de outubro de 2006, a controlada MMX Minas-Rio assinou aditivo ao contrato de aquisição de quotas da MPC, em função da reavaliação convencional dos ativos destas, o que reduziu o custo total de aquisição das quotas de US$75.000 mil para US$50.500 mil. Em conseqüência, o saldo remanescente a pagar pela aquisição das quotas, que antes da reavaliação era de US$55.000 mil (equivalentes a R$129.954), passou a ser, por força do aditivo, de US$30.500 mil, acrescidos de juros, tendo sido paga a 1ª parcela em 3 de dezembro de 2006 no valor de US$20.000 mil, e a parcela remanescente de US$10.500 mil vincenda em 30 de julho de 2007, conforme mencionado na Nota Explicativa nº 21b.

O valor do direito mineral registrado na controlada indireta MPC é de R$25, tendo a controlada MMX Minas-Rio registrado um ágio na transação, conforme descrito no item a.

Em 10 de janeiro de 2006, a controladora requereu novos direitos minerais junto ao Departamento Nacional de Produção Mineral ("DNPM") na mesma região, ao custo de R$1.

Em 28 de abril de 2006, foi firmado contrato de aquisição dos direitos minerais, no local denominado Fazenda Itaoca, no Município de Campos de Goytacazes, no Estado do Rio de Janeiro, pelo montante total de R$1.561 pelo qual foram pagos R$861 no ato da aquisição e o saldo remanescente será pago em 5 parcelas de R$140. Em 16 de janeiro de 2007, foi paga a 1ª parcela e as demais na mesma data dos meses subseqüentes.

**(IV)** Contrato firmado em 13 de abril de 2006 para serviços de pesquisa mineral e lavra experimental necessária a um melhor conhecimento da área pelo valor de R$30.

**(V)** Direitos minerários das minas Laiz e Ema, denominadas mina 63, no Município de Corumbá, Estado de Mato Grosso do Sul, adquiridos pelo valor de R$28.604 da empresa Sociedade Brasileira de Imóveis Ltda.

**(VI)** Valor da outorga de concessão da EFA, conforme descrito na Nota Explicativa nº 1c.

*(Em milhares de reais, exceto quando mencionado em contrário)*

(VII) Em 13 de março de 2006, foi firmado contrato de opção de compra de direitos minerais para a exploração de minério de ferro na região da Serra do Espinhaço, pelo qual pagou US$700 mil (equivalente a R$1.490) e, em 7 e 25 de agosto de 2006, foram firmados aditivos ao contrato de opção, pelo qual pagou US$480 mil (equivalente a R$973). Em 24 de janeiro de 2007, foi exercida a opção de compra no valor de R$35.000, devendo ser pago em vinte parcelas mensais iguais e consecutivas no valor de R$1.750, corrigidas pelo índice da poupança.

(VIII) Em 3 de março de 2006, foi firmado contrato de opção de compra dos direitos minerais para a exploração de minério de ferro na região da Serra do Espinhaço, pelo qual pagou US$500 mil como opção de compra e, em 11 de dezembro de 2006, foi firmado aditivo de contrato no valor de US$200 mil devendo ser pago em quatro parcelas mensais iguais e consecutivas no valor de US$50 mil, sendo a primeira devida no prazo de 10 dias da assinatura deste aditivo e as demais nos três meses subseqüentes.

(IX) Em 28 de abril de 2006, foi firmado contrato de opção de compra de direitos minerais para a exploração de minério de ferro na região do Quadrilátero Ferrífero, pelo qual pagou US$6.000 mil (equivalentes a R$12.535) como opção de compra. A opção de compra tinha validade de 10 meses e foi prorrogada por mais 8 meses mediante pagamento adicional de US$18.500 mil (equivalentes a R$38.878) realizado em 6 de março de 2007.

(X) Referem-se aos custos que a Companhia terá para recompor as áreas das minas quando os direitos de exploração terminarem. Conforme nota explicativa nº 22.

Em 14 de julho de 2006, a controlada MMX Amapá e a MPBA celebraram Contrato de Cessão de Direitos Minerários e Outras Avenças, por meio do qual foram cedidos e transferidos à MMX Amapá certos direitos minerários constantes dos Processos DNPM nºs 852.730/93, 858.010/99 e 858.114/04, anteriormente objeto de contrato de exploração compartilhada entre as duas empresas. Pela cessão dos direitos minerários, a MMX Amapá pagará à MPBA uma participação equivalente a 1% da receita bruta obtida pela MMX Amapá com a venda ou outra forma de alienação de minério de ferro ou outros minerais não preciosos oriundos da lavra das jazidas presentes na região dos referidos direitos minerários.

*(Em milhares de reais, exceto quando mencionado em contrário)*

Os direitos minerários, nas atividades operacionais, são amortizados com base no método de unidade produzida.

## 15 Imobilizado

| | Consolidado | |
|---|---|---|
| | **31/03/2007** | **31/12/2006** |
| MMX | 15.688 | 15.527 |
| MMX Amapá | 136.477 | 66.190 |
| MMX Minas-Rio | 5.954 | 1.334 |
| MMX Corumbá | 38.287 | 38.415 |
| MMX Metálicos Corumbá | 115.790 | 67.270 |
| MPC | 15.451 | 7.007 |
| MMX Logística do Amapá | 18.534 | 10.935 |
| MMX Properties LLC | 205 | - |
| | 346.386 | 206.678 |

# Notas explicativas às informações trimestrais

*(Em milhares de reais, exceto quando mencionado em contrário)*

Sendo sua composição como segue:

| | | Controladora | | | | | |
|---|---|---|---|---|---|---|---|
| | | 31/03/2007 | | | 31/12/2006 | | |
| | Taxa de depreciação a.a.% | Custo | Depreciação acumulada | Líquido | Custo | Depreciação acumulada | Líquido |
| Edifícios e benfeitorias | 8 | 1.515 | (16) | 1.499 | 1.506 | (14) | 1.492 |
| Móveis e utensílios | 10 | 611 | (30) | 581 | 595 | (29) | 566 |
| Máquinas e equipamentos | 10 | 38 | (1) | 37 | 8 | (1) | 7 |
| Equipamentos de informática | 20 | 22 | (2) | 20 | 22 | (1) | 21 |
| Programas de Tecnologia da Informação | 20 | 198 | (13) | 185 | 79 | (4) | 75 |
| | | 2.384 | (62) | 2.322 | 2.210 | (49) | 2.161 |
| Terrenos | - | 13.359 | - | 13.359 | 13.359 | - | 13.359 |
| Adiantamentos para formação de imobilizado | - | 7 | - | 7 | 7 | - | 7 |
| | | 13.366 | - | 13.366 | 13.366 | - | 13.366 |
| | | 15.750 | (62) | 15.688 | 15.576 | (49) | 15.527 |

# Notas explicativas às informações trimestrais

*(Em milhares de reais, exceto quando mencionado em contrário)*

| | | Consolidado | | | | | |
|---|---|---|---|---|---|---|---|
| | | 31/03/2007 | | | 31/12/2006 | | |
| | **Taxa de depreciação a.a.%** | **Custo** | **Depreciação acumulada** | **Líquido** | **Custo** | **Depreciação acumulada** | **Líquido** |
| Edifícios e benfeitorias | 8 | 9.810 | (67) | 9.743 | 1.506 | (14) | 1.492 |
| Móveis e utensílios | 10 | 2.703 | (180) | 2.523 | 857 | (196) | 661 |
| Máquinas e equipamentos | 10 | 35.945 | (1.870) | 34.075 | 35.095 | (1.178) | 33.917 |
| Aeronave (a) | 10 | 12.145 | (911) | 11.234 | 12.145 | (607) | 11.538 |
| Equipamentos de informática | 20 | 3.050 | (405) | 2.645 | 2.964 | (257) | 2.707 |
| Veículos | 20 | 2.637 | (384) | 2.253 | 2.629 | (261) | 2.368 |
| Programas de Tecnologia da Informação | 20 | 1.419 | (126) | 1.293 | 684 | (57) | 627 |
| Equipamentos de ferrovia | 5 | 7.676 | (182) | 7.494 | 6.289 | (89) | 6.200 |
| Florestas | - | 6.213 | - | 6.213 | 6.214 | - | 6.214 |
| | | 81.598 | (4.125) | 77.473 | 68.383 | (2.659) | 65.724 |
| Terrenos (b) | - | 61.353 | - | 61.353 | 61.318 | - | 61.318 |
| Adiantamentos para formação de imobilizado | - | 37.379 | - | 37.379 | 17.403 | - | 17.403 |
| Obras em andamento | - | 170.181 | - | 170.181 | 62.233 | - | 62.233 |
| | | 268.913 | - | 268.913 | 140.954 | - | 140.954 |
| | | 350.511 | (4.125) | 346.386 | 209.337 | (2.659) | 206.678 |

*(Em milhares de reais, exceto quando mencionado em contrário)*

## a. *Operação de lease-back da aeronave*

Esta aeronave foi adquirida pela controlada MMX Metálicos Corumbá em fevereiro de 2006, pelo valor de US$6.000 mil, tendo sido incorporada pela Companhia em função da reestruturação societária ocorrida em 12 de abril de 2006, conforme descrito na Nota Explicativa nº 23a.

Em 16 de maio de 2006, a controlada MMX Metálicos Corumbá assinou contrato de *sale-lease-back* de aeronave no valor de US$5.400 mil (equivalentes a R$12.192), pelo prazo de 120 meses, com valor residual de US$1.350 mil. As amortizações do contrato de *leasing* são trimestrais e iniciaram-se em outubro de 2006.

## b. *Terrenos*

Inclui terreno adquirido em 30 de novembro de 2006 situado em Santana, no Estado do Amapá, pelo custo total de R$10.770 com vencimento previsto da nota promissória para 8 de janeiro de 2008. O saldo a pagar encontra-se reconhecido no passivo "Obrigações com aquisição de imobilizado".

## c. *Movimentação*

| | Controladora | | | | |
|---|---|---|---|---|---|
| | 31/12/2006 | 31/03/2007 | | | |
| | Custo | Adições | Baixas | Transferências | Custo |
| Edifícios e benfeitorias | 1.506 | 9 | - | - | 1.515 |
| Móveis e utensílios | 595 | 16 | - | - | 611 |
| Máquinas e equipamentos | 8 | 30 | - | - | 38 |
| Equipamentos de informática | 22 | - | - | - | 22 |
| Programas de Tecnologia da Informação | 79 | 119 | - | - | 198 |
| Terrenos | 13.359 | - | - | - | 13.359 |
| Adiantamentos a fornecedores | 7 | - | - | - | 7 |
| | 15.576 | 174 | - | - | 15.750 |

*(Em milhares de reais, exceto quando mencionado em contrário)*

| | Consolidado | | | | |
|---|---|---|---|---|---|
| | 31/12/2006 | 31/03/2007 | | | |
| | Custo | Adições | Baixas | Transferências | Custo |
| Edifícios e benfeitorias | 1.506 | 8.304 | - | - | 9.810 |
| Móveis e utensílios | 857 | 1.846 | - | - | 2.703 |
| Máquinas e equipamentos | 35.095 | 2,071 | (1.422) | 201 | 35.945 |
| Aeronave | 12.145 | - | | - | 12.145 |
| Equipamentos de informática | 2.964 | 352 | (266) | - | 3.050 |
| Veículos | 2.629 | 8 | - | - | 2.637 |
| Programas de Tecnologia da Informação | 684 | 735 | - | - | 1.419 |
| Equipamentos de ferrovia | 6.289 | 1.387 | - | - | 7.676 |
| Florestas | 6.214 | - | (1) | - | 6.213 |
| Terrenos | 61.318 | 35 | - | - | 61.353 |
| Adiantamentos a fornecedores | 17.403 | 22.204 | - | (2.228) | 37.379 |
| Obras em andamento | 62.233 | 105.921 | - | 2.027 | 170.181 |
| | 209.337 | 142.863 | (1.689) | - | 350.511 |

## 16 Diferido

| | Consolidado | | | | | |
|---|---|---|---|---|---|---|
| | 31/03/2007 | | | 31/12/2006 | | |
| | Custo | Amortização acumulada | Líquido | Custo | Amortização acumulada | Líquido |
| MMX Amapá | 56.921 | - | 56.921 | 56.691 | - | 56.691 |
| MMX Minas-Rio | 2.909 | - | 2.909 | 23.716 | - | 23.716 |
| MPC | 25.072 | - | 25.072 | 19.965 | - | 19.965 |

*(Em milhares de reais, exceto quando mencionado em contrário)*

| | | | | | | |
|---|---|---|---|---|---|---|
| MMX Corumbá | 24.686 | (1.234) | 23.452 | 24.424 | (668) | 23.756 |
| MMX Metálicos Corumbá | 29.370 | - | 29.370 | 31.017 | - | 31.017 |
| MMX Logística do Amapá | 18.051 | (224) | 17.827 | 4.481 | (112) | 4.369 |
| IRX | 61 | - | 61 | 61 | - | 61 |
| | 157.070 | (1.458) | 155.612 | 160.355 | (780) | 159.575 |

*(Em milhares de reais, exceto quando mencionado em contrário)*

Sendo sua composição como segue:

| | Taxa de amortização % a.a. | Consolidado | |
|---|---|---|---|
| | | 31/03/2007 | 31/12/2006 |
| Despesas pré-operacionais | 10 | 233.486 | 185.105 |
| Resultados financeiros pré-operacionais | 10 | (77.874) | (25.530) |
| | | 155.612 | 159.575 |

O diferido está demonstrado ao custo de formação e representa gastos pré-operacionais incorridos e resultados financeiros incorridos e/ou auferidos na fase de pesquisa e implantação dos projetos integrados de mineração e logística.

O ativo diferido, para as atividades operacionais, é amortizado em 10 anos, desde a data de entrada em operação comercial, quando as expectativas de benefícios econômicos começaram a se realizar.

*(Em milhares de reais, exceto quando mencionado em contrário)*

## 17 Transações com partes relacionadas

| | Controladora | |
|---|---|---|
| | Contas a receber | |
| | **31/03/2007** | **31/12/2006** |
| MMX Amapá | 73.897 | 72.650 |
| MMX Minas-Rio | 52.650 | 41.657 |
| MMX Metálicos Corumbá | 22.948 | 904 |
| MMX Corumbá | 21.745 | 26.282 |
| MMX Logística | 16.179 | 15.117 |
| MPC Mineração | 4.370 | 3.309 |
| Juros | 7.213 | 3.441 |
| | 199.002 | 163.360 |
| Circulante | 199.002 | 163.360 |
| Não circulante | - | - |

Os principais saldos de ativos e passivos em 31 de março de 2007 e 31 de dezembro de 2006, bem como as transações que influenciaram o resultado do período, relativos a operações com partes relacionadas, decorrem de transações da Companhia com suas controladas diretas e indiretas, as quais foram realizadas em condições usuais de mercado para os respectivos tipos de operações.

Conforme mencionado na Nota Explicativa nº 18, o acionista controlador é o avalista de alguns empréstimos e financiamentos obtidos pelas empresas controladas da Companhia.

*(Em milhares de reais, exceto quando mencionado em contrário)*

## 18 Empréstimos e financiamentos

| Instituições | Garantias | Vigência | 31/03/2007 | 31/12/2006 |
|---|---|---|---|---|
| Banco ABN AMRO Real S.A. | Interveniente: Eike Fuhrken Batista | 16/03/2007 | - | 9.621 |
| Juros incorridos | | | - | 509 |
| **Total controladora - circulante** | | | - | 10.130 |
| MMX Minas-Rio: | | | | |
| Unibanco S.A. | Penhor de direitos minerários + Aval da MMX | 24/07/2008 | 24.605 | 25.655 |
| Unibanco S.A. | Penhor de direitos minerários + Aval da MMX | 16/09/2008 | 16.403 | 17.104 |
| Unibanco S.A. | Penhor de direitos minerários + Aval da MMX | 21/07/2008 | 13.328 | 13.897 |
| Unibanco S.A. | Interveniente: Eike Fuhrken Batista | 28/06/2007 | 10.252 | 10.690 |
| Unibanco S.A. | Penhor de direitos minerários + Aval da MMX | 15/07/2008 | 10.252 | 10.690 |
| Unibanco S.A. | Penhor de direitos minerários + Aval da MMX | 10/09/2008 | 10.252 | 10.690 |
| Unibanco S.A. | Penhor de direitos minerários + Aval da MMX | 18/11/2008 | 7.176 | 7.483 |
| Unibanco S.A. | Aval da MMX | 02/01/2007 | - | 2.383 |
| Banco Itaú BBA S.A. | Aval da MMX | 06/09/2007 | 8.202 | 8.552 |
| Unibanco S.A. | Penhor de direitos minerários + Aval da MMX | 22/01/2008 | 10.252 | - |
| Unibanco S.A. | Penhor de direitos minerários + Aval da MMX | 25/02/2008 | 17.428 | - |
| | | | 128.150 | 107.144 |
| MMX Amapá: | | | | |
| Banco Itaú BBA S.A. | Aval da MMX | 24/07/2007 | 10.252 | 10.690 |
| Banco ABC Brasil S.A. | Aval da MMX | 03/07/2007 | 16.403 | - |
| Banco Itaú BBA S.A. | Aval da MMX/Centennial Asset Part. Amapá S.A. | 30/07/2007 | 36.251 | - |
| Banco Itaú BBA S.A. | Aval da MMX | 30/07/2007 | 18.454 | - |
| Hedge | Provisão para liquidação de Hedge | | 1.531 | - |
| | | | 82.891 | 10.690 |
| MPC: | | | | |
| Banco Itaú BBA S.A. | Aval da MMX | 29/03/2007 | 2.050 | 2.138 |
| Banco Itaú BBA S.A. | Aval da MMX | 06/09/2007 | 5.126 | 5.345 |
| Banco Unibanco S.A. | Avalista/Coobrigado: Eike Fuhrken Batista | 28/06/2007 | 10.252 | 10.690 |
| | | | 17.428 | 18.173 |
| MMX Metálicos: | | | | |
| Credit Suisse S.A. | Retenção Contratual | 04/09/2007 | 102.520 | 106.900 |
| Leasing Aeronave | Avalista/Coobrigado: Eike Fuhrken Batista | 01/07/2016 | 10.449 | 11.112 |
| Banco Santander Banespa | Aval da MMX | 24/10/2008 | 20.504 | - |
| | | | 133.473 | 118.012 |

# Notas explicativas às informações trimestrais

*(Em milhares de reais, exceto quando mencionado em contrário)*

| Instituições | Garantias | Vigência | 31/03/2007 | 31/12/2006 |
|---|---|---|---|---|
| MMX Corumbá: | | | | |
| Banco Unibanco S.A. | Avalista/Coobrigado: Eike Fuhrken Batista | 04/09/2008 | 24.605 | 25.655 |
| Banco ABC Brasil S.A. | Avalista/Coobrigado: Eike Fuhrken Batista | 19/10/2007 | 10.252 | 10.690 |
| Banco BBM S.A. | Aval da MMX | 16/05/2007 | 7.176 | 7.484 |
| Banco Itaú BBA S.A. | Aval da MMX | 23/03/2007 | - | 10.691 |
| Banco Itaú BBA S.A. | Aval da MMX | 23/03/2007 | - | 8.552 |
| Banco Itaú BBA S.A. - BNDES | Avalista/Coobrigado: Eike Fuhrken Batista | 15/10/2010 | 2.160 | 2.279 |
| Banco Votorantim S.A. | Aval da MMX | 12/03/2007 | - | 4.276 |
| Banco Votorantim S.A. | Aval da MMX | 04/04/2007 | 6.151 | 6.414 |
| Banco Votorantim S.A. | Aval da MMX | 09/05/2007 | 10.252 | 10.690 |
| BNDES - Banco Nacional | Avalista/Coobrigado: Eike Fuhrken Batista | 15/03/2010 | 784 | 838 |
| BNDES - Banco Nacional | Avalista/Coobrigado: Eike Fuhrken Batista | 16/08/2010 | 8.315 | 8.550 |
| BNDES - Banco Nacional | Avalista/Coobrigado: Eike Fuhrken Batista | 16/08/2010 | 1.464 | 1.508 |
| CITIBANK | Aval da MMX | 19/11/2007 | 20.504 | 21.380 |
| Banco Santander Banespa | Aval da MMX | 14/01/2008 | 10.252 | - |
| Banco Santander Banespa | Aval da MMX | 01/02/2008 | 10.252 | - |
| Banco Santander Banespa | Aval da MMX | 29/02/2008 | 20.504 | - |
| Banco Santander Banespa | Aval da MMX | 10/03/2008 | 10.252 | - |
| Banco Votorantim S.A. | Aval da MMX | 18/03/2008 | 18.454 | - |
| | | | 161.377 | 119.007 |
| **Total consolidado** | | | 523.319 | 383.156 |
| **Juros incorridos curto prazo** | | | 7.995 | 4.716 |
| | | | 531.314 | 387.872 |
| **Circulante** | | | 405.790 | 256.369 |
| **Não circulante** | | | 125.524 | 131.503 |

*(Em milhares de reais, exceto quando mencionado em contrário)*

Financiamentos em moeda nacional incidem: (i) juros fixos de 12,60% a.a.; e (ii) juros variáveis com base na TJLP e na Cesta de Moedas, acrescidos de 5,60% a.a.

Financiamentos em moeda estrangeira incidem: (i) variação cambial em dólares norte-americanos acrescidos de juros fixos de 6,90% a 8,22% a.a.; e (ii) LIBOR acrescido de juros variando entre 2,95% a 3,28% a.a. e o custo médio dos empréstimos em moeda estrangeira resulta numa taxa média ponderada de 7,88% a.a. acrescida de variação cambial em dólares norte-americanos.

Em 27 de dezembro de 2006, a MMX, através de sua controlada MMX Amapá, assinou proposta de assessoria financeira para financiamento do Projeto de Mineração Amapá em regime de garantia firme no valor total de US$250.000 mil. Sendo US$200.000 mil em linhas do Banco Itaú BBA e US$50.000 mil em linhas do Banco ABC Brasil. Estas linhas de crédito se encontram sujeitas a uma série de condições suspensivas, dentre elas, a aprovação da operação e da constituição de suas garantias por parte dos comitês de crédito das instituições financeiras. Em 22 de fevereiro de 2007 ocorreu a assinatura do contrato deste empréstimo.

A Companhia, através da controlada MMX Minas-Rio, dispõe, junto ao Unibanco, de uma linha de crédito no montante de US$400.000 mil pelo prazo de até 144 meses, com 6 meses de carência. Além desta linha própria, o Unibanco atuará como assessor para a contratação de US$968.000 mil em linhas adicionais, perfazendo, em conjunto com a linha direta do Unibanco, um total de US$1.518.000 mil. Estas linhas de crédito estão sujeitas a uma série de garantias e covenants, incluindo penhor de direitos minerários, penhor dos ativos, entre outras garantias. Para os investimentos iniciais do projeto e obtenção de licenças, o Unibanco liberou uma linha, na modalidade empréstimo-ponte, de US$50.000 mil, totalmente utilizada pela MMX em 31 de dezembro de 2006, e em garantia foi dado o penhor do direito minerário do Processo nº 830.286 do DNPM, de propriedade da controlada MMX Minas-Rio.

Em 23 de março de 2007, a Companhia, através de suas controladas MMX Corumbá e MMX Metálicos Corumbá, assinou proposta de assessoria financeira com o Banco BNP Paribas para financiamento da reestruturação de dívida da MMX Corumbá (mina 63) e financiamento do Projeto de Ferro-Gusa da MMX Metálicos Corumbá. A proposta financeira prevê operação de pré-pagamento de exportação no montante total de até US$60.000 mil para a MMX Corumbá e repasse do Banco Nacional de Desenvolvimento Econômico e Social ("BNDES") e do Fundo Constitucional de Centro-Oeste ("FCO") no montante total de até US$90.000 mil para a MMX Metálicos Corumbá.

*(Em milhares de reais, exceto quando mencionado em contrário)*

## 19 Provisão para contingências

Em 31 de março de 2007 e 31 de dezembro de 2006, a Companhia e suas controladas diretas e indiretas são parte em ações judiciais e processos administrativos, e correntes do curso normal das operações, envolvendo questões cíveis.

### *a. MMX Metálicos Corumbá*

Em 17 de agosto de 2006, foi realizado depósito judicial, perante a 2ª Vara Cível da Comarca de Corumbá, no valor de R$200 em função de determinação judicial, para assegurar a eventual indenização aos posseiros da Fazenda Piraputanga, área cedida para a controlada MMX Metálicos Corumbá para construção da planta de gusa, em vista da autorização de imissão na posse em favor da controlada. A controlada constituiu provisão para contingência no valor mencionado acima.

### *b. MMX Amapá*

Em 26 de setembro de 2006, foi realizado deposito judicial, perante a Vara Cível da Comarca de Serra do Navio, no valor de R$612 em função de determinação daquele juízo, para que fosse prestada garantia nos autos do Processo nº 1756/2005 (ação de ingresso na área para realização de pesquisa mineral), no qual são partes os nove superficiários dos direitos minerários e, de outro, a MPBA, sucedida pela MMX Amapá por força da cessão dos direitos minerários.

Em 20 de dezembro de 2006, após interposição de recurso de apelação da sentença que fixou a indenização em R$487, foi celebrado acordo entre as partes, já homologado e, ainda foi concedido alvará de levantamento no montante de R$125.

Em 27 de março de 2007, em virtude do acordo celebrado entre as partes, foi concedido alvará de levantamento do saldo de R$487, desta forma o processo não representa mais qualquer contingência em 31 de março de 2007. A controlada reverteu a provisão no montante de R$487.

*(Em milhares de reais, exceto quando mencionado em contrário)*

## 20 Imposto de renda e contribuição social diferidos

Em 31 de março de 2007 e 31 de dezembro de 2006, a maioria das controladas da Companhia encontravam-se em fase pré-operacional e, desta forma, o imposto de renda e a contribuição social diferidos ativos foram calculados e registrados. Devido à ausência de histórico de rentabilidade foi constituída provisão integral para realização destes ativos.

O imposto de renda e a contribuição social diferidos têm a seguinte origem:

| | **Controladora** | | **Consolidado** | |
|---|---|---|---|---|
| | **31/03/2007** | **31/12/2006** | **31/03/2007** | **31/12/2006** |
| Ativo não circulante: | | | | |
| Prejuízos fiscais a compensar | 21.692 | 19.130 | 31.091 | 25.217 |
| Base negativa de contribuição social | 7.809 | 6.887 | 10.443 | 9.078 |
| Provisão para perda dos estoques | - | - | 2.901 | 2.504 |
| | 29.501 | 26.017 | 44.435 | 36.799 |
| Provisão para realização | (29.501) | (26.017) | (44.435) | (36.799) |
| | - | - | - | - |

*(Em milhares de reais, exceto quando mencionado em contrário)*

## 21 Obrigações com aquisições de investimentos

A Companhia por meio de suas controladas detinha compromissos consolidados relativos à aquisição das quotas da controlada MPC e pela aquisição direta de direitos minerários, abaixo detalhados:

| | | | Consolidado | | | |
|---|---|---|---|---|---|---|
| | | | 31/03/2007 | | 31/12/2006 | |
| **Empresa** | | **Credor** | **Curto prazo** | **Longo prazo** | **Curto prazo** | **Longo prazo** |
| MMX Minas-Rio | (a) | Cedente de direitos minerários | - | 29.904 | - | 29.574 |
| MMX Minas-Rio | (b) | Cedente das quotas | 21.529 | - | 26.113 | - |
| MMX Minas-Rio | (c) | Cedente de direitos minerários | 20.768 | 11.182 | - | - |
| MMX Minas-Rio | | Outros | 2.153 | - | 1.314 | 608 |
| MPC | | Cedente de direitos minerários | 140 | - | 700 | - |
| | | | 44.590 | 41.086 | 28.127 | 30.182 |

(a) Saldo remanescente a pagar ao vendedor, devido em três parcelas corrigidas pelo IGP-M, de R$8.674 em 14 de outubro de 2006, R$10.032 e R$10.868 em 12 de abril e 9 de outubro de 2007, respectivamente. Em 1º de julho de 2006, foi assinado termo aditivo que prorrogou os vencimentos das parcelas para 19 de outubro de 2009, 2010 e 2011, respectivamente, conforme Nota Explicativa nº 14b.

(b) Saldo remanescente de US$55.000 mil relativo à compra das quotas da controlada MPC, devido aos vendedores em 31 de dezembro de 2005 que em conseqüência da assinatura do aditivo ao contrato de aquisição das quotas da MPC, em função da reavaliação convencional dos ativos desta, conforme Nota Explicativa nº 12a, passou a ser de US$30.500 mil. Em 3 de dezembro de 2006, foram pagos US$20.000 mil e o saldo remanescente equivalente a US$10.500 mil será pago em 30 de julho de 2007. A controlada constituiu caução de direitos minerários, sob titularidade da controlada MPC, em favor dos vendedores como garantia do pagamento, conforme Nota Explicativa nº 14b.

(c) Saldo remanescente a pagar ao vendedor, devido em 18 parcelas mensais, iguais e consecutivas de R$1.750 corrigidas pelo índice da poupança, conforme Nota Explicativa nº 14b.

*(Em milhares de reais, exceto quando mencionado em contrário)*

## 22 Obrigações ligadas à retirada de ativos

A Companhia tem obrigações ligadas à retirada de ativos originados de exigências regulatórias para a realização de certas baixas quando do término dos direitos de exploração. A obrigação foi inicialmente avaliada ao valor justo e subseqüentemente ajustada para despesa nas empresas em operação e ao diferido nas empresas em fase pré-operacional com acréscimos de juros e mudança nos valores. Os gastos ligados à retirada são capitalizados e depreciados sobre a vida útil do ativo de longo prazo com base no método de unidade produzida. A tabela abaixo demonstra o saldo das referidas obrigações em 31 de março de 2007.

| | **Consolidado** |
|---|---|
| | **31/03/2007** |
| Passivo incorrido | 11.027 |
| Aumento do diferido | 1.726 |
| Aumento de despesas | 236 |
| Provisão para realização | 12.989 |

## 23 Patrimônio líquido (controladora)

### a. *Capital social*

Em 31 de março de 2007 e 31 de dezembro de 2006, o capital social da Companhia era dividido em 7.607.756 (sete milhões, seiscentos e sete mil e setecentos e cinqüenta e seis) ações ordinárias, escriturais e sem valor nominal e 3.803.878 (três milhões, oitocentos e três mil e oitocentos e setenta e oito) ações ordinárias, escriturais e sem valor nominal, respectivamente.

*(Em milhares de reais, exceto quando mencionado em contrário)*

Em Assembléia Geral Extraordinária e em Assembléia de Preferencialistas da Companhia, ambas realizadas em 10 de fevereiro de 2006, os acionistas deliberaram converter as 40.000 ações preferenciais de emissão da Companhia em ações ordinárias.

Em 19 de dezembro de 2005, a Companhia, por meio de reunião do Conselho de Administração realizada naquela data, teve seu capital aumentado em R$16.643, mediante subscrição privada de ações, sendo parte integralizada em moeda corrente nacional e parte em quotas representativas do capital social da MMX Amapá e da MMX Minas-Rio.

As quotas conferidas ao capital social foram vertidas por seus valores contábeis, conforme laudos de avaliação apresentados por empresa especializada contratada exclusivamente para este fim. Conforme exposto na justificativa da Administração para o aumento de capital, o valor patrimonial se encontrava substancialmente aquém do valor justo de mercado das quotas.

No referido aumento de capital, o preço de emissão de ação da Companhia foi fixado em R$519,38 (quinhentos e dezenove reais e trinta e oito centavos) por ação, levando-se em conta a expectativa de rentabilidade futura da Companhia, conforme justificativa apresentada pela Administração da Companhia aos acionistas em 14 de dezembro de 2005.

Em 12 de abril de 2006, o Conselho de Administração da Companhia aprovou aumento de capital no valor de R$15.210, mediante a emissão de 17.170 ações ordinárias escriturais, ao preço de emissão de R$885,8474 por ação. O acionista controlador da MMX integralizou o aumento de capital mediante a conferência ao capital da Companhia de quase a totalidade das quotas representativas do capital social da empresa MMX Corumbá Participações Ltda. O valor unitário das quotas da MMX Corumbá Participações Ltda. foi objeto de laudo de avaliação preparado por empresa especializada contratada, na data-base de 31 de março de 2006, tendo como critério de avaliação o valor patrimonial contábil das quotas, sendo que o aludido laudo foi aprovado à unanimidade pelos acionistas da Companhia.

*(Em milhares de reais, exceto quando mencionado em contrário)*

Em 28 de abril de 2006, em Assembléia Geral Extraordinária, os acionistas da MMX resolveram, à unanimidade, promover uma cisão parcial da Companhia, destacando em favor das sociedades Centennial Asset Participações Amapá S.A., Centennial Asset Participações Minas-Rio S.A. e Centennial Asset Participações Corumbá S.A. (as "Receptoras"), respectivamente, 30% das quotas representativas das empresas controladas, MMX Amapá, MMX Minas-Rio e MMX Corumbá, e a parcela correspondente de capital social. A cisão parcial representou o cancelamento da totalidade das ações ordinárias da Companhia então detidas pelo investidor estrangeiro Centennial Asset Mining Fund LLC, o qual recebeu, em substituição, ações das sociedades receptoras da parcela cindida.

As parcelas de patrimônio líquido da MMX, transferidas às Receptoras por força da cisão, foram avaliadas por empresa especializada contratada, na data-base de 18 de abril de 2006, tendo como critério de avaliação o valor patrimonial contábil das contas ativas e passivas, com base nos elementos constantes do Balanço Especial da Companhia levantado na data-base de 18 de abril de 2006.

O valor das parcelas cindidas, na data de cisão, eram de R$8.293, sendo atribuído a cada uma das Receptoras os seguintes valores:

- À Centennial Asset Participações Amapá S.A. foi atribuído o valor de R$1.190;
- À Centennial Asset Participações Minas-Rio S.A. foi atribuído o valor de R$2.543; e
- À Centennial Asset Participações Corumbá S.A. foi atribuído o valor de R$4.560.

Em decorrência da cisão, o capital social da MMX foi reduzido em R$8.293, com a conseqüente extinção de 32.000 (trinta e duas mil) ações ordinárias escriturais de propriedade da acionista Centennial Asset Mining Fund, passando o capital da MMX a ser de R$23.620, dividido em 77.214 (setenta e sete mil e duzentas e quatorze) ações ordinárias escriturais, sem valor nominal. A redução de capital não implicou em diluição patrimonial aos acionistas remanescentes.

Em 28 de abril de 2006, na mesma Assembléia Geral Extraordinária, foi aprovado o desdobramento das ações ordinárias de emissão da Companhia, na proporção de 2.429 (duas mil e quatrocentas e vinte e nove) novas ações ordinárias para cada ação ordinária existente o que resultou em 187.552.806 (cento e oitenta e sete milhões, quinhentos e cinqüenta e dois mil e oitocentos e seis) ações ordinárias.

*(Em milhares de reais, exceto quando mencionado em contrário)*

As ações emitidas em virtude do desdobramento terão os mesmos direitos e vantagens asseguradas às ações já existentes.

Por meio da Assembléia Geral Extraordinária realizada em 6 de julho de 2006 (devidamente registrada e arquivada perante a Junta Comercial do Estado do Rio de Janeiro em 13 de julho de 2006), a Companhia efetuou um grupamento da totalidade de ações de sua emissão na proporção de 77,1504755 (setenta e sete vírgula um cinco zero quatro sete cinco cinco) para cada 1 (uma) ação. Após a conclusão da referida operação de grupamento, o capital social da Companhia passou a ser representado por 2.431.000 (dois milhões e quatrocentas e trinta e uma mil) ações ordinárias escriturais sem valor nominal. O valor (expressão monetária) do capital social da Companhia não sofreu naquela data, todavia, qualquer modificação, permanecendo inalterado. O acionista controlador da Companhia cedeu gratuitamente aos acionistas que passaram a deter posições fracionárias após a conclusão do grupamento, a quantidade de ações de emissão da Companhia necessária para que completassem suas respectivas posições.

Em 26 de julho de 2006, o Conselho de Administração homologou o aumento do capital social da Companhia, dentro do limite do capital autorizado, em vista da subscrição integral, no montante de R$1.029.011, mediante a emissão pública de 1.262.590 ações ordinárias, todas nominativas e sem valor nominal, ao preço de R$815,00 (oitocentos e quinze reais) por ação ordinária, conforme aprovado em reuniões deste Conselho realizadas em 20 de julho, 21 de julho e 26 de julho de 2006. Dessa forma, o capital social da Companhia foi aumentado de R$23.620 para R$1.052.630, dividido em 3.693.590 ações ordinárias, todas nominativas, sem valor nominal.

Em 23 de agosto de 2006, o Conselho de Administração homologou o aumento do capital social da Companhia, dentro do limite do capital autorizado, em vista da subscrição integral, no montante de R$89.884, mediante a emissão pública de 110.288 ações ordinárias, todas nominativas e sem valor nominal, ao preço de R$815,00 (oitocentos e quinze reais) por ação ordinária, conforme aprovado em reuniões deste Conselho realizadas em 20 de julho, 21 de julho e 26 de julho de 2006. Dessa forma, o capital social da Companhia foi aumentado de R$1.052.630 para R$1.142.515, dividido em 3.803.878 ações ordinárias, todas nominativas, sem valor nominal.

*(Em milhares de reais, exceto quando mencionado em contrário)*

Por meio da Assembléia Geral Extraordinária realizada em 25 de janeiro de 2007, a Companhia efetuou o desdobramento da totalidade de ações de sua emissão na proporção de 2 (duas) novas ações para cada ação existente. Após a conclusão da referida operação de desdobramento, o capital social da Companhia passou a ser representado por 7.607.756 (sete milhões, seiscentos e sete mil e setecentos e cinqüenta e seis) ações ordinárias, escriturais e sem valor nominal. O valor (expressão monetária) do capital social da Companhia não sofreu qualquer alteração naquela data. Os acionistas da Companhia, com base na composição acionária de 26 de janeiro de 2007, tiveram sua ações creditadas em 1º de fevereiro de 2007.

### *b. Dividendos*

As ações da Companhia participam em condição de igualdade na distribuição de dividendos, juros sobre capital próprio e demais benefícios aos acionistas. O estatuto social determina a distribuição de um dividendo mínimo obrigatório de 25% do lucro líquido do período, ajustado na forma do artigo 202 da Lei nº 6.404/76.

## 24 Plano de opção de compra de ações

De forma a incentivar os principais executivos da Companhia, o acionista controlador, havia outorgado, em 30 de junho de 2006, opções de compra de ações da MMX de sua propriedade em favor de todos os Diretores da Companhia e 18 dos principais gerentes. As opções de compra de ações outorgadas pelo acionista controlador representam um mecanismo de remuneração e de retenção, pelo prazo de 5 anos, dos administradores e executivos da Companhia, sem que isso implique em qualquer custo ou diluição aos acionistas minoritários da Companhia. Em favor dos Diretores, o acionista controlador outorgou opções para que os mesmos adquiram globalmente mais de 5,5% das ações de sua propriedade. As opções outorgadas a esses Diretores podem ser exercidas em 5 anos após a oferta pública inicial da Companhia, sendo que os beneficiários da opção estarão sujeitos às restrições de venda descritas no Prospecto Definitivo da oferta pública primária de ações da Companhia, protocolado na CVM em 21 de julho de 2006, que lhes proíbe vender ações pelo prazo de 3 anos da oferta pública, exceto se contarem com a autorização expressa do acionista controlador da Companhia. Em 30 de junho de 2006, aos 18 principais gerentes da Companhia, o acionista controlador da Companhia havia outorgado opções para que eles adquiram, ao todo, ações de sua propriedade que tenham um valor financeiro, considerando o preço por ação na oferta pública, de R$7.161, as quais poderão ser exercidas na proporção de 20% a cada um dos 5 primeiros aniversários da oferta pública.

Adicionalmente a esse mecanismo de remuneração, a Companhia, em Assembléia Geral Extraordinária realizada em 28 de abril de 2006, aprovou um programa de opção de compra de ações de emissão da Companhia. De acordo com o programa de opção de compra de ações, o Conselho de Administração poderá outorgar opções de compra de ações em favor de administradores, executivos e colaboradores da Companhia que representem não mais do que 1% das ações em circulação. Entretanto, na mesma Assembléia Geral de Acionistas, determinou-se que o Conselho não outorgaria quaisquer opções de compra de ações no exercício social de 2006, tendo sido outorgadas, apenas, opções de compra de ações em favor de alguns dos membros titulares do Conselho de Administração e para um assessor do Conselho de Administração. A Companhia outorgou opções de compra de ações que tenham um valor financeiro, considerando o Preço por Ação, de US$8.000 mil, as quais poderão ser exercidas na proporção de 20% a cada um dos 5 primeiros aniversários da Oferta, a um preço de exercício equivalente a R$77,15 por ação (após o grupamento realizado em 6 de julho de 2006, conforme descrito na Nota Explicativa nº 23a.). O membro do Conselho de Administração Michael Vitton, por sua vez, tem, assim como os Diretores da Companhia, opção de compra de ações de propriedade do acionista controlador, não diluitiva aos acionistas minoritários, equivalentes a até 1% das ações de sua propriedade, não tendo qualquer opção de compra ou subscrição de ações outorgada pela Companhia. A opção outorgada a esse membro do Conselho de Administração poderá ser exercida a partir da data de conclusão da Oferta. O preço de exercício da opção de compra de ações de membro do Conselho será obtido por meio da divisão entre o capital investido pelo acionista controlador na constituição da Companhia e suas controladas, dividido pelo número de ações de sua propriedade.

*(Em milhares de reais, exceto quando mencionado em contrário)*

## 25 Compromissos assumidos

### *a. Contratações de bens e serviços*

Os principais compromissos junto a fornecedores de bens e serviços acima de R$500 são os que seguem:

| | Consolidado | | |
|---|---|---|---|
| | | Saldo do Contrato | |
| **Objeto do Contrato** | **Data da assinatura** | **31/03/2007** | **31/12/2006** |
| Serviços de Sondagem nos Estados do Amapá, Mato Grosso e Minas Gerais | 29/05/2006 | 18.029 | 690 |
| Serviços de elaboração de projeto conceitual e projeto básico para a construção do Porto do Açu | 12/09/2005 | 4.651 | 5.325 |
| Engenharia básica, engenharia detalhada, gerenciamento de suprimentos e gerenciamento de implantação de planta de beneficiamento de itabirito no Amapá | 18/04/2006 | 6.104 | 11.741 |
| Serviços de levantamento topográfico no Estado do Amapá | 02/08/2005 | 818 | 1.003 |
| Contratos relacionados à concessão da ferrovia | 20/09/2005 | 13.290 | 9.370 |
| Assessoria técnica em estudo de implantação do mineroduto e Porto do Açú | 15/09/2005 | 24.164 | 23.752 |
| Serviço de geotécnica em mar e terra na região de implantação do Porto do Açú | 15/09/2006 | 346 | 2.647 |

*(Em milhares de reais, exceto quando mencionado em contrário)*

| | Consolidado | | |
|---|---|---|---|
| | | Saldo do Contrato | |
| **Objeto do Contrato** | **Data da assinatura** | **31/03/2007** | **31/12/2006** |
| Gerenciamento da implantação da Usina de Beneficiamento de Itabirito em Pedra Branca do Amapari | 30/06/2006 | 24.802 | 39.525 |
| Consultoria técnica e comercial para a identificação e avaliação de jazidas de minério de ferro | 10/04/2006 | 800 | 800 |
| Consultoria e assessoria legal e geológica junto ao DNPM nos projetos de lavra de minério de ferro no estado de Minas Gerais | 02/06/2006 | 3.315 | 3.342 |
| Contratos relacionados à construção da Unidade de Produção de Gusa com 2 mini altos-fornos em Corumbá, referentes a: Engenharia básica e detalhada, obras civis, coordenação e gerenciamento, fornecimento e montagem de equipamentos e peças | 12/04/2005 | 93.661 | 98.934 |
| Contratos relacionados à construção civil, arquitetura, fabricação mecânica, transporte e montagem da planta de beneficiamento de Itabirito no Amapá | 01/12/2005 | 106.278 | 100.807 |
| Serviços relacionados à implantação do Terminal Portuário de Santana, Amapá: elaboração de projeto básico e executivo, medições de correntes de marés | 01/05/2006 | 1.639 | 1.989 |
| Veículos fora de estrada para o sistema Amapá | 31/08/2006 | 63.752 | 39.372 |

*(Em milhares de reais, exceto quando mencionado em contrário)*

| | | Consolidado | |
|---|---|---|---|
| | | Saldo do Contrato | |
| **Objeto do Contrato** | **Data da assinatura** | **31/03/2007** | **31/12/2006** |
| Máquinas e equipamentos para o Sistema Minas-Rio | 12/10/2006 | 90.113 | 1.204 |
| Contratos relativos a lavra, estocagem, embarque e transporte fluvial de minério de ferro da Mina 63 | 08/12/2005 | 339.305 | 354.421 |
| Outros | | 6.436 | 5.173 |
| | | 797.503 | 700.095 |

### *b. Garantias prestadas*

Em 31 de março de 2007, além das garantias dos empréstimos e financiamentos, mencionados na Nota Explicativa nº 18, a Companhia possui bloqueios temporários de suas aplicações financeiras, no montante total de R$145.295 (R$145.282 em 31 de dezembro de 2006) como segue:

- Garantias de empréstimos obtidos junto ao Banco de Investimentos Credit Suisse (Brasil) S/A, no valor de R$105.733 (R$106.900 em 31 de dezembro de 2006); e

- A Companhia é garantidora de instrumento particular de cessão fiduciária de direitos creditórios em garantia de contrato de prestação de fiança, no valor de R$39.562 (R$38.382 em 31 de dezembro de 2006), em favor da controlada MMX Corumbá, para emissão de carta de fiança em garantia à aquisição de direitos minerários para exploração de minério de ferro no Estado de Mato Grosso do Sul, mediante a aquisição das quotas da empresa Mineral Service, conforme mencionado na Nota Explicativa nº 13.

*(Em milhares de reais, exceto quando mencionado em contrário)*

## 26 Instrumentos financeiros

Os valores de realização estimados de ativos e passivos financeiros da Companhia foram determinados por meio de informações disponíveis no mercado e metodologias apropriadas de avaliações. Entretanto, considerável julgamento foi requerido na interpretação dos dados de mercado para produzir a estimativa do valor de realização mais adequada. Como conseqüência, as estimativas a seguir não indicam, necessariamente, os montantes que poderão ser realizados no mercado de troca corrente. O uso de diferentes metodologias de mercado pode ter um efeito material nos valores de realização estimados.

A administração desses instrumentos é efetuada por meio de estratégias operacionais, visando à liquidez, rentabilidade e segurança. A política de controle consiste em acompanhamento permanente das taxas contratadas versus as vigentes no mercado. A Companhia e suas controladas não efetuam aplicações de caráter especulativo, em derivativos ou quaisquer outros ativos de risco.

Em atendimento à Instrução CVM nº 235/95, a descrição dos saldos contábeis e dos valores de mercado dos instrumentos financeiros inclusos no balanço patrimonial em 31 de março de 2007 e 31 de dezembro de 2006 estão identificadas a seguir:

### *a. Disponibilidades*

Os saldos em conta-corrente mantidos em bancos têm seus valores de mercado idênticos aos saldos contábeis.

Para as aplicações financeiras, o valor de mercado foi apurado com base nas cotações de mercado desses títulos em 31 de março de 2007 e 31 de dezembro de 2006.

As quotas de fundos de investimentos estão valorizadas pelo valor da quota em 31 de março de 2007 e 31 de dezembro de 2006.

### *b. Partes relacionadas*

Apresentados ao valor contábil, uma vez que não existem instrumentos similares no mercado e tratam de operações com controladas e coligadas.

*(Em milhares de reais, exceto quando mencionado em contrário)*

### c. *Investimentos (controladora)*

Os valores de mercado para os investimentos são considerados semelhantes aos saldos contábeis, uma vez que não possuem cotação de mercado.

### d. *Empréstimos e financiamentos*

Os valores estimados de mercado dos empréstimos e financiamentos de longo prazo, obtidos através do valor presente às taxas de juros disponíveis em 31 de março de 2007, apresentam-se próximos ao valor contábil.

### e. *Obrigações com aquisição de investimentos*

Os valores estimados de mercado para as principais obrigações com aquisição de investimentos de longo prazo, obtidos através do valor presente às taxas de juros disponíveis em 31 de março de 2007 e 31 de dezembro de 2006, cujo valor de mercado difere do contábil, estão assim representados:

| | **Valor contábil** | **Valor de mercado** | **Valor contábil** | **Valor de mercado** |
|---|---|---|---|---|
| Obrigação com aquisição de investimentos de curto e longo prazo: | | | | |
| MMX Minas-Rio (conforme Nota Explicativa nº 21a) | 29.904 | 21.440 | 29.574 | 21.021 |
| MMX Minas-Rio (conforme Nota Explicativa nº 21b) | 21.529 | 20.906 | 26.113 | 21.487 |
| MMX Minas-Rio (conforme Nota Explicativa nº 21c) | 31.950 | 29.942 | - | - |

### *f. Derivativos*

A Companhia tem como política a eliminação dos riscos de mercado, evitando assumir posições expostas a flutuações de valores de mercado e operando apenas instrumentos que permitam controles e riscos. Os contratos de derivativos são operações de termo de moeda, todas registradas na Câmara de Custódia e Liquidação ("CETIP"). A Companhia não espera incorrer em perdas significativas nessas operações além do que já foi registrado nas informações trimestrais.

*Limitações*

Os valores de mercado foram estimados na data do balanço, baseados em "informações relevantes de mercado". As mudanças nas premissas podem afetar significativamente as estimativas apresentadas.

*Risco de taxa de câmbio*

Os resultados da Companhia e suas controladas estão suscetíveis de sofrer variações significativas, em função dos efeitos da volatilidade da taxa de câmbio sobre suas operações.

Como estratégia para prevenção e redução dos efeitos da flutuação da taxa de câmbio, a Administração adota a política de manter derivativos com a manutenção de ativos vinculados suscetíveis, também, à variação cambial.

A Companhia está exposta a riscos de mercado decorrentes de suas operações. Tais riscos envolvem principalmente risco da taxa de câmbio.

*(Em milhares de reais, exceto quando mencionado em contrário)*

Para o período findo em 31 de março de 2007, a Companhia não renovou sua posição de *swap* para os empréstimos e financiamentos, dadas às expectativas da Administração de queda ou manutenção na taxa de câmbio. A exposição líquida pelo valor contábil é demonstrada a seguir:

| | Consolidado | |
|---|---|---|
| | **31/03/2007** | **31/12/2006** |
| A. Financiamentos/empréstimos e obrigações com aquisições de investimentos em dólares norte-americanos | 300.912 | 208.691 |
| B. Operações financeiras de *swap* | - | - |
| C. Déficit apurado (A-B) | 300.912 | 208.691 |

As receitas da Companhia, em sua maior parcela, serão geradas em dólares norte-americanos e a maior parte de suas necessidades de investimento de capital (CAPEX) são em reais. Como estratégia para prevenção e redução dos efeitos da flutuação da taxa de câmbio, a Administração adota a política de manter derivativos, operações de termo de moeda, todas registradas na CETIP, com a manutenção de ativos vinculados suscetíveis, também, à variação cambial.

Nas operações de termo de moeda, a Companhia obteve no primeiro trimestre de 2007 resultados líquidos positivos realizados de R$44.105, levados ao diferido pelas suas controladas em fase pré-operacional. No encerramento do trimestre, as operações em aberto representavam resultados positivos, não realizados, no montante de R$16.288.

A Companhia mantém posições em aberto, com vencimento no segundo semestre de 2007 e vem realizando ganhos especialmente em decorrência da valorização do real. Cabe destacar que esse resultado está sujeito às variações de taxas de câmbio enquanto mantivermos as operações em aberto. No caso de desvalorização da moeda, a Companhia poderá apurar resultados negativos nessas operações.

*Riscos de aplicações financeiras*

São mantidas aplicações financeiras, basicamente, em fundos exclusivos administrados por instituições financeiras e lastreados em títulos públicos federais e títulos privados (CDB) de instituições financeiras de primeira linha e títulos privados (CCB e Debêntures) emitidos por empresas e instituições financeiras, vinculados a taxas pré-fixadas e a rentabilidade média equivalente ao DI Cetip (CDI) e estão sujeitos ao risco de crédito das respectivas empresas e instituições financeiras emissoras.

*Riscos de taxa de juros*

Os resultados da Companhia e suas controladas estão suscetíveis de sofrer variações significativas decorrentes das operações de empréstimos e financiamentos contratados à taxa de juros flutuantes.

A Companhia e suas controladas utilizam instrumentos financeiros derivativos para proteger ou reduzir a volatilidade nos custos financeiros das operações de financiamentos e investimentos. A contratação de operações de instrumentos financeiros derivativos, tais como *swaps* e termo de moeda como *hedge*, tem por objetivo reduzir os riscos em operações, financiamentos e investimentos.

## 27 Cobertura de seguros

A Companhia adota a política de contratar cobertura de seguros para os bens sujeitos a riscos por montantes considerados pela Administração como suficientes para cobrir eventuais sinistros, considerando a natureza de sua atividade. As premissas de riscos adotadas, dada a sua natureza, não fazem parte do escopo da auditoria das informações trimestrais, conseqüentemente, não foram auditadas pelos nossos auditores independentes. As apólices estão em vigor e os prêmios foram devidamente pagos. Consideramos que a nossa cobertura de seguros é consistente com as outras empresas de dimensão semelhante operando no setor.

*(Em milhares de reais, exceto quando mencionado em contrário)*

As coberturas de seguros eram:

| | **Consolidado** | |
|---|---|---|
| | **31/03/2007** | **31/12/2006** |
| Riscos operacionais: | | |
| Danos materiais | 236.810 | 236.136 |
| Responsabilidade civil | 134.400 | 138.780 |
| Responsabilidade civil de administradores | 55.000 | 55.000 |
| Acidentes pessoais **(a)** | 2.592 | 2.592 |

**(a)** Em 31 de março de 2007 e 31 de dezembro de 2006, englobam R$2.160 para mortes acidentais ou invalidez e R$432 para custos médicos e hospitalares.

Adicionalmente, em 31 de março de 2007 e 31 de dezembro de 2006, a Companhia possuía seguro de automóveis com cobertura de até 110% da tabela FIPE para valor do casco e R$1.100 para responsabilidade civil.

## 28 Eventos subseqüentes

*a. Liminar MMX Metálicos Corumbá*

A Companhia comunicou em fato relevante que, em 10 de abril de 2007, sua controlada MMX Metálicos Corumbá foi notificada oficialmente da concessão de liminar embargando as obras de construção da sua planta de ferro-gusa em Corumbá, sob a alegação de que o licenciamento deveria ter sido concedido pelo IBAMA.

A Companhia, que seguiu orientação do IBAMA, encaminhou todo o processo de licenciamento ambiental do seu empreendimento para o Instituto de Meio Ambiente de Mato Grosso do Sul (IMASUL), em função de termo de cooperação técnica celebrado entre os dois institutos.

*(Em milhares de reais, exceto quando mencionado em contrário)*

A Companhia seguiu rigorosamente tudo o que foi determinado pelo órgão competente, conduzindo o processo de forma regular e transparente desde o seu início, em março de 2005. A Licença de Instalação, para a construção da usina, foi expedida em 16 de agosto de 2006. A ampliação da Licença de Instalação da usina para Sinterização, Aciaria e Laminação foi emitida em 28 de dezembro de 2006.

A controlada interpôs agravo de instrumento e, em 20 de abril de 2007, o Tribunal Regional Federal da 3ª Região, contra decisão liminar descrita acima, deu provimento ao pedido de efeito suspensivo da MMX, revogando, assim, os efeitos da liminar concedida em 10 de abril.

Imediatamente após ter sido notificada da revogação da liminar, a MMX Metálicos Corumbá reiniciou as obras de construção da Usina de Corumbá, conforme cronograma planejado e nos termos aprovados pelos órgãos ambientais estaduais.

***b. Reorganização societária***

Em 10 de abril de 2007, a Companhia e a Centennial Asset Participações Minas-Rio S.A. promoveram a incorporação da controlada MMX Minas-Rio por sua controlada integral MPC, que após a incorporação foi transformada em uma sociedade anônima de capital fechado e passou a ser denominada MMX Minas-Rio Mineração S.A. ("MMX Minas-Rio").

Em 11 de abril de 2007, a Companhia e a Centennial Asset Participações Minas-Rio S.A. promoveram a cisão parcial da MMX Minas Rio, com absorção das parcelas cindidas de seu patrimônio por duas novas sociedades denominadas LLX Minas-Rio Logística S.A. ("LLX Minas-Rio") e LLX Açu Operações Portuárias S.A. ("LLX Açu"), passando a Companhia a deter, diretamente, 70% das ações representativas do capital social dessas duas novas sociedades.

Como resultado da cisão, a LLX Minas-Rio deterá os ativos correspondentes ao mineroduto do sistema integrado MMX Minas-Rio e 300 hectares do Porto do Açu, reservados para a construção de um terminal portuário de minério de ferro. A LLX Açu, por sua vez, será proprietária da proporção remanescente do Porto do Açu, com aproximadamente 5.700 hectares. A MMX Minas-Rio e suas controladas continuarão proprietárias dos direitos minerários do Sistema Minas-Rio, da planta de beneficiamento de minério de ferro e dos direitos de passagem do mineroduto.

*(Em milhares de reais, exceto quando mencionado em contrário)*

O valor das parcelas cindidas, na data da cisão, eram de R$7.300.000,00 (sete milhões e trezentos mil reais), sendo atribuído a cada uma das receptoras os seguintes valores:

- À LLX Minas-Rio foi atribuído o valor de R$645.895,00 (seiscentos e quarenta e cinco mil e oitocentos e noventa e cinco reais); e

- À LLX Açu foi atribuído o valor de R$6.654.105,00 (seis milhões, seiscentos e cinqüenta e quatro mil e cento e cinco reais).

Em decorrência da cisão, o capital social da MMX Minas-Rio foi reduzido em R$7.300.000,00 (sete milhões e trezentos mil reais).

Em 11 de abril de 2007, ao final da reorganização, que não implicou em qualquer diluição às participações societárias da Companhia, esta transferiu para a controlada LLX Logística, a qual passará a ser empresa *holding* das atividades de logística da Companhia, suas participações acionárias no capital social da LLX Açu, representada por 4.657.874 (quatro milhões, seiscentos e cinqüenta e sete mil e oitocentas e setenta e quatro) ações ordinárias nominativas, sem valor nominal, avaliadas em R$4.657.874,00 (quatro milhões, seiscentos e cinqüenta e sete mil e oitocentos e setenta e quatro reais), bem como sua participação no capital social da LLX Minas-Rio, representada por 452.127 (quatrocentos e cinqüenta e duas mil e cento e vinte e sete) ações ordinárias nominativas, sem valor nominal, avaliada em R$452.127,00 (quatrocentos e cinqüenta e dois mil e cento e vinte e sete reais), totalizando o montante de R$5.110.001,00 (cinco milhões, cento e dez mil e hum real).

As parcelas, de patrimônio líquido, transferidas as Receptoras por força da reorganização societária, foram avaliadas por empresa especializada contratada, tendo como critério de avaliação o valor patrimonial contábil das contas ativas e passivas, com base nos elementos constantes do Balanço Especial das controladas levantado na data-base de 10 de abril de 2007.

Ainda no contexto da reorganização, os acionistas promoverão a cisão parcial da Centennial Asset Participações Minas-Rio S.A., vertendo a parcela cindida do seu capital social para uma nova empresa a ser denominada Centennial Asset Participações Logística S.A. Os ativos e passivos vertidos em decorrência dessa cisão se limitarão, apenas, ao investimento da Centennial Asset Participações Minas-Rio S.A. na LLX Açu, que então será transferido para a Centennial Asset Participações Logística S.A.

*(Em milhares de reais, exceto quando mencionado em contrário)*

Como resultado da reorganização, a Companhia passou a deter as seguintes participações societárias (vide estrutura societária abaixo):

MMX

ESTRUTURA SOCIETÁRIA A PARTIR DE 10/04/07



MMX Mineração e Metálicos S.A.
70%
MMX Amapá Mineração Ltda
80%
IRX Mineração Ltda
70%
MMX Minas-Rio S.A.
99,99%
LLX Logística S.A.
70%
MMX Corumbá Mineração Ltda
99,99%
MMX Metálicos Corumbá Ltda
99,99%
MMX Metálicos Amapá Ltda
100%
MMX Properties LLC
100%
MMX Logística do Amapá Ltda
99,99%
MMX Mineração do Serro Ltda
100%
MMX Trade Shipping LLC
70%
LLX Açú Operações Portuárias S.A
70%
LLX Minas Rio S.A.


c. *MMX Minas-Rio*

A Centennial Asset Mining Fund LLC ("Centennial Asset") e a Companhia celebraram acordo preliminar com uma subsidiária integral da mineradora Anglo American plc ("Anglo American") por meio do qual esta última irá adquirir 100% do capital social da Centennial Asset Participações Minas-Rio S.A. e irá, ainda, subscrever novas ações de emissão da MMX Minas-Rio, em uma operação que resultará na Anglo American detendo uma participação consolidada de 49% na MMX Minas-Rio.

A MMX Minas-Rio está planejando uma expansão por meio da duplicação da capacidade do Sistema Minas-Rio ("Fase II"), sendo certo que essa última fase está sujeita a certas condições, dentre elas, a confirmação da existência de reservas suficientes de minério de ferro e a obtenção das respectivas licenças ambientais.

Mediante a confirmação da Fase II, a Anglo American efetuará, ainda, um pagamento adicional para a Centennial Asset e um novo aporte de capital na MMX Minas-Rio. Quando deste eventual aporte, a Anglo American aumentará sua participação no Sistema Minas-Rio para 50%.

Ao final desta reestruturação, a Anglo American deterá participação acionária idêntica na MMX Minas-Rio e na LLX Minas-Rio, sendo estas as companhias que deterão, respectivamente, os ativos de mineração e logística do Sistema Minas-Rio. A Anglo American terá uma exclusividade de 6 semanas, a partir da data do acordo preliminar, para negociar e assinar a documentação definitiva de aquisição da Centennial Asset Participações Minas-Rio S.A. e, também, para subscrever novas ações a serem emitidas pela MMX Minas-Rio.

***d. Licença de operação portuária***

Em 12 de abril de 2007, a Secretaria de Estado do Meio Ambiente do Amapá expediu licença de operação que autoriza a MMX Amapá a operar o porto fluvial para embarque de minério localizado no município de Santana, Estado do Amapá. A licença tem validade de 365 dias.

***e. Licença de Instalação Portuária***

Em 14 de maio de 2007 a MMX Minas-Rio recebeu da Fundação Estadual de Engenharia do Meio Ambiente (FEEMA) a licença ambiental de instalação ("LI") nº FE012725 para implantação do Porto do Açu, um complexo portuário de uso misto localizado no município de São João da Barra, Estado do Rio de Janeiro.

Nos termos da LI, a MMX Minas-Rio poderá iniciar as obras de construção do terminal portuário. O Porto do Açu constituirá o centro de escoamento da produção de minério de ferro do Sistema Integrado MMX Minas-Rio

* * *

# Notas explicativas às informações trimestrais

*(Em milhares de reais, exceto quando mencionado em contrário)*

**Composição do Conselho de Administração**

Eike Fuhrken Batista – Presidente

Eliezer Batista da Silva - Presidente Honorário
Gilberto Sayao – Conselheiro
Hans Mende – Conselheiro
José Luiz Alqueres – Conselheiro
Michael Vitton – Conselheiro
Peter Nathanial – Conselheiro
Rafael de Almeida Magalhães – Conselheiro
Samir Zraick – Conselheiro

**Composição da Diretoria**

Eike Fuhrken Batista - Diretor Presidente
Luis Rodolfo Landim Machado - Diretor Geral e de Relação com os Investidores

Diretores:
Adriano José Negreiros Vaz Netto
Dalton Nosé
Joaquim Martino Ferreira
Paulo Carvalho de Gouvêa
Ricardo Antunes Carneiro Neto
Nelson Guitti

Antonio Jorge Gonçalves Caldas
Gerência de Controladoria
Contador CRC-RJ-61504/O

**05.01 - COMENTÁRIO DO DESEMPENHO DA COMPANHIA NO TRIMESTRE**

A MMX investe por meio de suas controladas, em operações integradas de mineração, beneficiamento, produção e logística de minério de ferro e de insumos para a siderurgia, com o objetivo de alcançar uma posição de destaque no Brasil e no exterior.

A MMX continuou a implantar seus projetos conforme planejado neste primeiro trimestre de 2007. Maiores detalhes sobre a evolução das atividades das empresas controladas estão comentados no Relatório Consolidado.

## Demonstrações financeiras da Controladora

Listamos abaixo os highlights do 1º. Trimestre de 2007 (1T07):

- Lucro líquido de R$ 3,8 milhões.
- Receita financeira líquida de R$ 29,0 milhões.
- Despesas gerais e administrativas de R$ 9,0 milhões.
- Patrimônio líquido de R$ 1.052 milhões.

## MMX no Novo Mercado

A MMX ingressou no Novo Mercado da Bovespa em 24 de julho de 2006, com o início da negociação das suas novas ações ordinárias, sob o código **MMXM3**. A Companhia passou a integrar a carteira do Índice de Ações com Governança Corporativa Diferenciada (IGC). A cotação das ações é unitária e negociada em lote de cem ações.

Ao listar suas ações no segmento do Novo Mercado, a MMX se compromete a agir dentro das melhores práticas de Governança Corporativa, entre elas:

- Conselho de Administração é composto por 9 membros, dos quais 6 são independentes;
- Comitê de Auditoria, criado por decisão do Conselho de Administração, composto por 3 membros, todos independentes em relação ao acionista controlador e aos demais membros de sua Administração;

- Política de contratação dos auditores independentes atende aos critérios internacionalmente aceitos, quais sejam: o auditor não deve auditar o seu próprio trabalho nem exercer funções gerenciais para o seu cliente ou promover os interesses deste aos princípios que preservam a independência do auditor. A MMX submete à aprovação do Conselho de Administração os honorários e tipos de serviços a serem prestados por seus auditores independentes; e

- Capital Social é composto exclusivamente por ações ordinárias, sendo assegurado aos minoritários, conforme Estatuto Social da Companhia, tratamento igualitário àquele dado ao acionista controlador, em caso de alienação de controle (*tag along* de 100%).

Em 25 de janeiro de 2007, a MMX iniciou o programa de desdobramento de suas ações, conforme divulgado no Prospecto referente a Oferta Pública, com a emissão de uma ação nova para cada existente. O programa prevê para julho de 2007 um segundo desdobramento, na mesma proporção, e um terceiro, na proporção de nove ações novas para cada ação existente, previsto para janeiro de 2008.

O capital social passou a ser representado por 7.608 mil ações, e o *free float* alcança 32,5% (*) do total. A participação de investidores estrangeiros no *free float* é de 81% (*) e de 26% (*) no capital total da Companhia.

A cotação das ações da MMX alcançou R$ 795,00 em 31 de março de 2007, representando uma valorização de 73% no 1T07. O valor de mercado alcançou R$ 6 bilhões (*).

## Programa de Global Depositary Receipts

Em 5 de fevereiro de 2007, foi iniciado o programa de Global Depositary Receipts - Nível 1 da MMX, aprovado pela Comissão de Valores Mobiliários - CVM, tendo como instituição custodiante o Banco Itaú e o Bank of New York como instituição depositária. Após o desdobramento aprovado em janeiro, cada ação ordinária equivale a 20 GDRs.

## Reorganização societária

O Conselho de Administração da Companhia aprovou reorganização societária das atividades atualmente desenvolvidas pela MMX Minas-Rio Mineração e Logística Ltda. ("MMX Minas-Rio"). A reorganização contempla, principalmente:

- A constituição da LLX Logística S.A. ("LLX Logística") que terá como objeto a prestação de serviços de logística integrada de transporte;

- A criação de duas novas empresas, a LLX Minas-Rio Logística Ltda. ("LLX Minas-Rio"), que deterá o mineroduto e a área do Porto do Açu reservada para a construção do terminal portuário de minério de ferro (aproximadamente 300 hectares) e a LLX Porto do Açu Ltda. ("LLX Açu"), que será a proprietária da porção remanescente do Porto do Açu (aproximadamente 5.700 hectares);

- Alteração do nome da MMX Minas-Rio para MMX Minas-Rio Mineração Ltda.; e

- Criação da LLX Logística S.A., que passará a ser a holding das atividades logísticas da Companhia, que contará com administração independente, tendo sido nomeados para integrar sua diretoria o Sr. Ricardo Antunes, Diretor-Presidente, e a Sra. Eliane Lustosa, Diretora Financeira. O Sr. Antunes é atualmente Diretor Comercial da MMX, cargo que acumulará apenas provisoriamente.

A reorganização não implicará em qualquer diluição aos atuais acionistas da MMX, proporcionando à Companhia oportunidade única para extrair o máximo valor de seus ativos de logística, com alto potencial para desenvolver a indústria logística e de infra-estrutura nacional, que representa hoje um dos principais gargalos para o crescimento da economia do país.

## 01.01 - IDENTIFICAÇÃO

| 1 - CÓDIGO CVM | 2 - DENOMINAÇÃO SOCIAL | 3 - CNPJ |
|---|---|---|
| 01791-4 | MMX MINERAÇÃO E METÁLICOS S.A. | 02.762.115/0001-49 |

## 06.01 - BALANÇO PATRIMONIAL ATIVO CONSOLIDADO (Reais Mil)

| 1 - CÓDIGO | 2 - DESCRIÇÃO | 3 - 31/03/2007 | 4 - 31/12/2006 |
|---|---|---|---|
| 1 | Ativo Total | 1.791.529 | 1.592.480 |
| 1.01 | Ativo Circulante | 988.955 | 1.010.262 |
| 1.01.01 | Disponibilidades | 728.110 | 779.212 |
| 1.01.01.01 | Caixa e Bancos | 40.148 | 3.725 |
| 1.01.01.02 | Aplicações Financeiras | 687.962 | 775.487 |
| 1.01.02 | Créditos | 209.657 | 192.672 |
| 1.01.02.01 | Clientes | 13.872 | 4.640 |
| 1.01.02.02 | Créditos Diversos | 195.785 | 188.032 |
| 1.01.02.02.01 | Adiantamentos Diversos | 14.576 | 14.198 |
| 1.01.02.02.02 | Impostos a Recuperar | 26.685 | 18.820 |
| 1.01.02.02.03 | Retenções Contratuais | 145.295 | 145.282 |
| 1.01.02.02.04 | Despesas Antecipadas | 3.204 | 3.732 |
| 1.01.02.02.05 | Depósito Vinculado | 6.025 | 6.000 |
| 1.01.02.02.06 | Outras Contas a Receber | 0 | 0 |
| 1.01.03 | Estoques | 49.684 | 37.330 |
| 1.01.04 | Outros | 1.504 | 1.048 |
| 1.02 | Ativo Não Circulante | 802.574 | 582.218 |
| 1.02.01 | Ativo Realizável a Longo Prazo | 255 | 954 |
| 1.02.01.01 | Créditos Diversos | 0 | 0 |
| 1.02.01.02 | Créditos com Pessoas Ligadas | 0 | 0 |
| 1.02.01.02.01 | Com Coligadas e Equiparadas | 0 | 0 |
| 1.02.01.02.02 | Com Controladas | 0 | 0 |
| 1.02.01.02.03 | Com Outras Pessoas Ligadas | 0 | 0 |
| 1.02.01.03 | Outros | 255 | 954 |
| 1.02.01.03.01 | Despesas Antecipadas | 55 | 267 |
| 1.02.01.03.02 | Depósitos Judiciais | 200 | 687 |
| 1.02.02 | Ativo Permanente | 802.319 | 581.264 |
| 1.02.02.01 | Investimentos | 2.176 | 2.176 |
| 1.02.02.01.01 | Participações Coligadas/Equiparadas | 0 | 0 |
| 1.02.02.01.02 | Participações Coligadas/Equiparadas-Ágio | 0 | 0 |
| 1.02.02.01.03 | Participações em Controladas | 0 | 0 |
| 1.02.02.01.04 | Participações em Controladas - Ágio | 0 | 0 |
| 1.02.02.01.05 | Outros Investimentos | 0 | 0 |
| 1.02.02.01.06 | Adiantamento Aquisição de Investimento | 2.176 | 2.176 |
| 1.02.02.01.07 | Direitos Minerais | 0 | 0 |
| 1.02.02.02 | Imobilizado | 346.386 | 206.678 |
| 1.02.02.02.01 | Terrenos | 61.353 | 61.318 |
| 1.02.02.02.02 | Máquinas e Equipamentos | 34.075 | 33.917 |
| 1.02.02.02.03 | Equipamentos de Informática | 2.645 | 2.707 |
| 1.02.02.02.04 | Programas | 1.293 | 627 |
| 1.02.02.02.05 | Móveis e Utensílios | 2.523 | 661 |

## 01.01 - IDENTIFICAÇÃO

| 1 - CÓDIGO CVM | 2 - DENOMINAÇÃO SOCIAL | 3 - CNPJ |
|---|---|---|
| 01791-4 | MMX MINERAÇÃO E METÁLICOS S.A. | 02.762.115/0001-49 |

## 06.01 - BALANÇO PATRIMONIAL ATIVO CONSOLIDADO (Reais Mil)

| 1 - CÓDIGO | 2 - DESCRIÇÃO | 3 -31/03/2007 | 4 -31/12/2006 |
|---|---|---|---|
| 1.02.02.02.06 | Veículos | 2.253 | 2.368 |
| 1.02.02.02.07 | Aeronave | 11.234 | 11.538 |
| 1.02.02.02.08 | Equipamentos de Ferrovia | 7.494 | 6.200 |
| 1.02.02.02.09 | Obras em Andamento | 170.181 | 62.233 |
| 1.02.02.02.10 | Florestas | 6.213 | 6.214 |
| 1.02.02.02.11 | Adiantamento p/Formação de Imobilizado | 37.379 | 17.403 |
| 1.02.02.02.12 | Edificações e Benfeitorias | 9.743 | 1.492 |
| 1.02.02.03 | Intangível | 298.145 | 212.835 |
| 1.02.02.03.01 | Ágio na Aquisição de Controlada | 124.580 | 125.105 |
| 1.02.02.03.02 | Direitos Minerais e Concessão | 162.538 | 87.730 |
| 1.02.02.03.03 | Custo para Retirada de Ativos | 11.027 | 0 |
| 1.02.02.04 | Diferido | 155.612 | 159.575 |
| 1.02.02.04.01 | Despesas Pré-operacionais | 233.486 | 185.105 |
| 1.02.02.04.02 | Resultados Financeiros Pré-operacionais | (77.874) | (25.530) |

## 01.01 - IDENTIFICAÇÃO

| 1 - CÓDIGO CVM | 2 - DENOMINAÇÃO SOCIAL | 3 - CNPJ |
|---|---|---|
| 01791-4 | MMX MINERAÇÃO E METÁLICOS S.A. | 02.762.115/0001-49 |

## 06.02 - BALANÇO PATRIMONIAL PASSIVO CONSOLIDADO (Reais Mil)

| 1 - CÓDIGO | 2 - DESCRIÇÃO | 3 - 31/03/2007 | 4 - 31/12/2006 |
|---|---|---|---|
| 2 | Passivo Total | 1.791.529 | 1.592.480 |
| 2.01 | Passivo Circulante | 558.921 | 369.893 |
| 2.01.01 | Empréstimos e Financiamentos | 405.790 | 256.369 |
| 2.01.01.01 | Empréstimos e Financiamentos | 237.867 | 96.739 |
| 2.01.01.02 | Adiantamento para Contrato de Câmbio | 167.923 | 159.630 |
| 2.01.02 | Debêntures | 0 | 0 |
| 2.01.03 | Fornecedores | 73.804 | 66.495 |
| 2.01.04 | Impostos, Taxas e Contribuições | 18.702 | 15.596 |
| 2.01.05 | Dividendos a Pagar | 0 | 0 |
| 2.01.06 | Provisões | 0 | 0 |
| 2.01.07 | Dívidas com Pessoas Ligadas | 0 | 0 |
| 2.01.08 | Outros | 60.625 | 31.433 |
| 2.01.08.01 | Obrigações s/Aquisição de Investimentos | 44.590 | 28.127 |
| 2.01.08.02 | Obrigações s/Aquisição de Imobilizado | 10.770 | 0 |
| 2.01.08.03 | Outros | 5.265 | 3.306 |
| 2.02 | Passivo Não Circulante | 179.839 | 173.142 |
| 2.02.01 | Passivo Exigível a Longo Prazo | 179.839 | 173.142 |
| 2.02.01.01 | Empréstimos e Financiamentos | 125.524 | 131.503 |
| 2.02.01.02 | Debêntures | 0 | 0 |
| 2.02.01.03 | Provisões | 0 | 0 |
| 2.02.01.04 | Dívidas com Pessoas Ligadas | 0 | 0 |
| 2.02.01.05 | Adiantamento para Futuro Aumento Capital | 0 | 0 |
| 2.02.01.06 | Outros | 54.315 | 41.639 |
| 2.02.01.06.01 | Obrigações s/Aquisição de Investimentos | 41.086 | 30.182 |
| 2.02.01.06.02 | Provisão para Contingências | 200 | 687 |
| 2.02.01.06.03 | Obrigações Ligadas a Retirada de Ativos | 12.989 | 0 |
| 2.02.01.06.04 | Obrigações s/Aquisição de Imobilizado | 0 | 10.770 |
| 2.02.01.06.05 | Outras Contas a Pagar | 40 | 0 |
| 2.02.02 | Resultados de Exercícios Futuros | 0 | 0 |
| 2.03 | Part. de Acionistas Não Controladores | 1.202 | 1.665 |
| 2.04 | Patrimônio Líquido | 1.051.567 | 1.047.780 |
| 2.04.01 | Capital Social Realizado | 1.142.515 | 1.142.515 |
| 2.04.02 | Reservas de Capital | 0 | 0 |
| 2.04.03 | Reservas de Reavaliação | 0 | 0 |
| 2.04.03.01 | Ativos Próprios | 0 | 0 |
| 2.04.03.02 | Controladas/Coligadas e Equiparadas | 0 | 0 |
| 2.04.04 | Reservas de Lucro | 0 | 0 |
| 2.04.04.01 | Legal | 0 | 0 |
| 2.04.04.02 | Estatutária | 0 | 0 |
| 2.04.04.03 | Para Contingências | 0 | 0 |
| 2.04.04.04 | De Lucros a Realizar | 0 | 0 |

01.01 - IDENTIFICAÇÃO

| 1 - CÓDIGO CVM | 2 - DENOMINAÇÃO SOCIAL | 3 - CNPJ |
|---|---|---|
| 01791-4 | MMX MINERAÇÃO E METÁLICOS S.A. | 02.762.115/0001-49 |

06.02 - BALANÇO PATRIMONIAL PASSIVO CONSOLIDADO (Reais Mil)

| 1 - CÓDIGO | 2 - DESCRIÇÃO | 3 -31/03/2007 | 4 -31/12/2006 |
|---|---|---|---|
| 2.04.04.05 | Retenção de Lucros | 0 | 0 |
| 2.04.04.06 | Especial p/ Dividendos Não Distribuídos | 0 | 0 |
| 2.04.04.07 | Outras Reservas de Lucro | 0 | 0 |
| 2.04.05 | Lucros/Prejuízos Acumulados | (90.948) | (94.735) |
| 2.04.06 | Adiantamento para Futuro Aumento Capital | 0 | 0 |

## 01.01 - IDENTIFICAÇÃO

| 1 - CÓDIGO CVM | 2 - DENOMINAÇÃO SOCIAL | 3 - CNPJ |
|---|---|---|
| 01791-4 | MMX MINERAÇÃO E METÁLICOS S.A. | 02.762.115/0001-49 |

## 07.01 - DEMONSTRAÇÃO DO RESULTADO CONSOLIDADO (Reais Mil)

| 1 - CÓDIGO | 2 - DESCRIÇÃO | 3 - 01/01/2007 a 31/03/2007 | 4 - 01/01/2007 a 31/03/2007 | 5 - 01/01/2006 a 31/03/2006 | 6 - 01/01/2006 a 31/03/2006 |
|---|---|---|---|---|---|
| 3.01 | Receita Bruta de Vendas e/ou Serviços | 25.378 | 25.378 | 525 | 525 |
| 3.01.01 | Operação Ferroviária | 869 | 869 | 525 | 525 |
| 3.01.02 | Venda de Minério - Mercado Interno | 11 | 11 | 0 | 0 |
| 3.01.03 | Venda de Minério - Mercado Externo | 24.498 | 24.498 | 0 | 0 |
| 3.02 | Deduções da Receita Bruta | (311) | (311) | (108) | (108) |
| 3.02.01 | Impostos s/Operação Ferroviária | (228) | (228) | (108) | (108) |
| 3.02.02 | Impostos s/Vendas Minério - M. Externo | (83) | (83) | 0 | 0 |
| 3.03 | Receita Líquida de Vendas e/ou Serviços | 25.067 | 25.067 | 417 | 417 |
| 3.04 | Custo de Bens e/ou Serviços Vendidos | (27.264) | (27.264) | (942) | (942) |
| 3.05 | Resultado Bruto | (2.197) | (2.197) | (525) | (525) |
| 3.06 | Despesas/Receitas Operacionais | 5.023 | 5.023 | (810) | (810) |
| 3.06.01 | Com Vendas | (3.548) | (3.548) | 0 | 0 |
| 3.06.02 | Gerais e Administrativas | (13.399) | (13.399) | (987) | (987) |
| 3.06.03 | Financeiras | 24.871 | 24.871 | 177 | 177 |
| 3.06.03.01 | Receitas Financeiras | 34.400 | 34.400 | 177 | 177 |
| 3.06.03.01.01 | Receitas Financeiras | 29.406 | 29.406 | 0 | 0 |
| 3.06.03.01.02 | Variação Cambial | 4.994 | 4.994 | 0 | 0 |
| 3.06.03.02 | Despesas Financeiras | (9.529) | (9.529) | 0 | 0 |
| 3.06.04 | Outras Receitas Operacionais | 0 | 0 | 0 | 0 |
| 3.06.05 | Outras Despesas Operacionais | (2.901) | (2.901) | 0 | 0 |
| 3.06.06 | Resultado da Equivalência Patrimonial | 0 | 0 | 0 | 0 |
| 3.07 | Resultado Operacional | 2.826 | 2.826 | (1.335) | (1.335) |
| 3.08 | Resultado Não Operacional | 0 | 0 | 0 | 0 |
| 3.08.01 | Receitas | 0 | 0 | 0 | 0 |
| 3.08.02 | Despesas | 0 | 0 | 0 | 0 |
| 3.09 | Resultado Antes Tributação/Participações | 2.826 | 2.826 | (1.335) | (1.335) |
| 3.10 | Provisão para IR e Contribuição Social | (4.190) | (4.190) | 0 | 0 |

01.01 - IDENTIFICAÇÃO

| 1 - CÓDIGO CVM | 2 - DENOMINAÇÃO SOCIAL | 3 - CNPJ |
|---|---|---|
| 01791-4 | MMX MINERAÇÃO E METÁLICOS S.A. | 02.762.115/0001-49 |

07.01 - DEMONSTRAÇÃO DO RESULTADO CONSOLIDADO (Reais Mil)

| 1 - CÓDIGO | 2 - DESCRIÇÃO | 3 - 01/01/2007 a 31/03/2007 | 4 - 01/01/2007 a 31/03/2007 | 5 - 01/01/2006 a 31/03/2006 | 6 - 01/01/2006 a 31/03/2006 |
|---|---|---|---|---|---|
| 3.10.01 | Provisão para Imposto de Renda | (2.833) | (2.833) | 0 | 0 |
| 3.10.02 | Contribuição Social | (1.357) | (1.357) | 0 | 0 |
| 3.11 | IR Diferido | 0 | 0 | 0 | 0 |
| 3.12 | Participações/Contribuições Estatutárias | 0 | 0 | 0 | 0 |
| 3.12.01 | Participações | 0 | 0 | 0 | 0 |
| 3.12.02 | Contribuições | 0 | 0 | 0 | 0 |
| 3.13 | Reversão dos Juros sobre Capital Próprio | 0 | 0 | 0 | 0 |
| 3.14 | Part. de Acionistas Não Controladores | 5.150 | 5.150 | 0 | 0 |
| 3.15 | Lucro/Prejuízo do Período | 3.786 | 3.786 | (1.335) | (1.335) |
| | NÚMERO AÇÕES, EX-TESOURARIA (Mil) | 7.608 | 7.608 | 92 | 92 |
| | LUCRO POR AÇÃO (Reais) | 0,49763 | 0,49763 | | |
| | PREJUÍZO POR AÇÃO (Reais) | | | (14,51087) | (14,51087) |

## 08.01 - COMENTÁRIO DO DESEMPENHO CONSOLIDADO NO TRIMESTRE

A MMX, empresa que atua exclusivamente no Brasil e compreende operações integradas de mineração, beneficiamento, produção e logística de minério de ferro e de insumos para siderurgia, apresenta seus comentários sobre o desempenho e a evolução da implantação das operações de suas empresas controladas no 1°. Trimestre de 2007 (1T07).

As operações foram planejadas e organizadas em sistemas integrados, independentes e denominados de Sistema MMX Corumbá, Sistema MMX Amapá e Sistema MMX Minas-Rio. A MMX Metálicos Brasil Ltda., é a responsável e irá desenvolver o projeto de usinas de ferro-gusa e produtos semi-acabados, dos sistemas Corumbá e Amapá, e da planta de pelotização do Sistema Minas-Rio.

Informações detalhadas dos Sistemas MMX, dos investimentos envolvidos para o desenvolvimento dos projetos e os estudos de viabilidade estão disponíveis no nosso *Web site* www.mmx.com.br/ri.

## Desenvolvimento dos Sistemas MMX

### *Sistema MMX Corumbá*

- A produção de minério de ferro da Mina 63 no 1T07 foi de 343 mil toneladas (*). A operação foi iniciada em dezembro de 2005 e alcançou em 2006 produção de 751 mil toneladas (*);

- O volume vendido no trimestre foi de 155 mil toneladas (*), essencialmente de granulados (lump), sendo 99% para exportação;

- A Planta de Gusa obteve, em 16 de agosto de 2006, a licença de Instalação. Em setembro foi iniciada a construção da planta, que contará com dois alto fornos, com capacidade de produção total de 400 mil toneladas (*) ao ano e deverá atingir plena capacidade em 2008.

**Licenças ambientais**

Em 15 de janeiro de 2007 divulgamos que a MMX Metálicos Brasil Ltda. recebeu do Instituto do Meio Ambiente Pantanal - IMAP/MS a Licença de Instalação ("LI") para a ampliação da sua Usina de Produção de Ferro Gusa. Nos termos da LI, a MMX Metálicos poderá iniciar, em Corumbá, as obras de instalação de unidades de Sinterização, Aciaria e Laminação, conforme planos da Companhia já divulgados para o mercado.

## 08.01 - COMENTÁRIO DO DESEMPENHO CONSOLIDADO NO TRIMESTRE

Em 10 de abril de 2007 a MMX divulgou Comunicado informando que sua subsidiária MMX Metálicos Brasil Ltda. foi notificada oficialmente da concessão de liminar embargando as obras de construção da sua planta de ferro gusa em Corumbá, sob a alegação de que o licenciamento deveria ter sido concedido pelo IBAMA.

Em 23 de abril a empresa informou que reiniciou as obras de construção da Usina de ferro gusa a partir da revogação dos efeitos da liminar acima mencionada.

A Companhia declarou que seguiu rigorosamente suas obrigações legais e buscou, antecipadamente, envolver as partes interessadas no processo. Tais reuniões resultaram na assinatura de termos de compromisso de conduta envolvendo a MMX, o Ministério Público Estadual e os governos do Estado e do Município.

**Programa florestal**

Em Comunicado divulgado em 15 de fevereiro de 2007 a Companhia informou que foi iniciado o projeto de plantio de eucalipto, dentro do programa de reflorestamento do Sistema MMX Corumbá. O programa visa o desenvolvimento da base florestal própria, que suprirá o carvão necessário à operação de ferro gusa de forma sustentável e ambientalmente correta.

Todos os parâmetros utilizados na elaboração do projeto florestal seguem a política de meio ambiente da MMX, que prima pela sustentabilidade dos empreendimentos, conciliando desenvolvimento econômico com a preservação da natureza.

**Contrato de Venda de Ferro Gusa**

Em 5 de janeiro de 2007, a controlada MMX Metálicos Brasil e a Cargill, Incorporated ("Cargill") assinaram acordo de longo prazo para o fornecimento da produção de ferro-gusa do Sistema MMX Corumbá, com garantia firme de retirada e entrega.

Com o compromisso de adquirir o volume acordado a partir de agosto de 2007, a Cargill passará a ter exclusividade, com exceção para a América do Sul, na comercialização da produção de ferro-gusa adquirida da MMX Metálicos proveniente do Sistema MMX Corumbá.

## 08.01 - COMENTÁRIO DO DESEMPENHO CONSOLIDADO NO TRIMESTRE

**Logística**

O escoamento da produção do Sistema Integrado MMX Corumbá é realizado por barcaças, através do Rio Paraguai, até os portos de Rosário e San Nicolas, na Argentina. A MMX está realizando estudos buscando alternativas para o escoamento da sua produção e, neste sentido, assinou opção de compra de imóvel no litoral do estado de São Paulo, através da sua controlada MPC.

### *Sistema MMX Amapá*

Em 2 de março de 2007, foi finalizada a operação de compra das ações da Centennial Amapá pela Cleveland-Cliffs, Inc., maior mineradora de ferro e maior produtora de pelotas dos EUA. A MMX e sua atual sócia, que desde aquela data detém 30% da MMX Amapá, aprovaram novo orçamento para o Sistema Integrado MMX Amapá.

O valor total estimado é de US$347 milhões (*), contemplando principalmente o aprimoramento da planta de beneficiamento do Sistema. Deste total, US$250 milhões já são objeto de uma linha de crédito, na modalidade de project finance, contratada com o Banco Itaú BBA S.A. e o Banco ABC Brasil S.A. e assinada em 22 de fevereiro de 2007.

**Licenças ambientais**

A Mina Amapá obteve Licença de Instalação em 16 de agosto de 2006 e as obras foram iniciadas em setembro. O ritmo de construção e o avanço das obras civis da planta de beneficiamento e da barragem estão de acordo com o cronograma estabelecido. Todos os equipamentos necessários para a operação foram adquiridos, com o recebimento previsto de acordo com o cronograma de entrada em operação da planta de beneficiamento, previsto para o quarto trimestre de 2007. A planta deverá atingir a capacidade de 6,5 milhões de toneladas/ano (*) de minério de ferro em meados de 2008, sendo 72% de finos de pelotização.

O Sistema conta com a Estrada de Ferro do Amapá (EFA) para o escoamento de sua produção de minério de ferro até o Porto de Santana, no Estado do Amapá. Com contrato de concessão por 20 anos, a MMX obteve a Licença de Operação para a ferrovia em agosto de 2006. Os equipamentos (vagões e locomotivas) estão sendo reformados, assim como a via permanente.

A Licença Prévia para o terminal portuário foi obtida em 16 de agosto de 2006. Em 10 de janeiro de 2007, a MMX Amapá recebeu termo de autorização expedido pelo Diretor-Geral da Agência Nacional de Transportes Aquaviários-ANTAQ, o qual autoriza a construção e exploração, por tempo indeterminado, de terminal portuário misto de uso privativo, localizado na área portuária do Município de Santana, Estado do Amapá.

## 08.01 - COMENTÁRIO DO DESEMPENHO CONSOLIDADO NO TRIMESTRE

**Contrato de Fornecimento de minério de ferro com a GIIC**

Foi firmado, em 8 de junho de 2006, com a GIIC (Gulf Industrial Investment Corporation) contrato de longo prazo que estabelece o suprimento anual de até 6,5 milhões de toneladas/ano de minério de ferro a partir de 2007.

***Sistema MMX Minas-Rio***

O Sistema Minas-Rio compreenderá a produção de minério de ferro, que deverá atingir plena capacidade em 2011 com 26,5 milhões de toneladas (*) ao ano de finos de pelotização. O minério será escoado através de um mineroduto de aproximadamente 525 km, que ligará a planta de beneficiamento, a ser construída no Município de Alvorada de Minas (MG), ao Porto do Açu (RJ).

Em Comunicado divulgado em 26 de março de 2007 informamos que o IBAMA estabeleceu o cronograma para a realização das audiências públicas e vistorias de áreas relativas ao mineroduto do Sistema Integrado Minas-Rio, que foram concluídos no dia 20 de abril de 2007.

De todos os 32 municípios que serão percorridos pelo mineroduto, todos visitados pela MMX, apenas 3 requereram a realização de audiências públicas formais.

A postura pró-ativa e transparente da Companhia, levando antecipadamente às Comunidades o seu projeto, levam a MMX a reafirmar sua crença na obtenção das licenças exigidas por lei em tempo para cumprir o cronograma de início de produção do Sistema Integrado MMX Minas-Rio.

Conforme já anunciado, em junho de 2006 foi formalizada a decisão dos Governos dos Estados de Minas Gerais e Rio de Janeiro em colaborar com a implantação de corredor logístico entre os dois estados.

O Porto do Açu, localizado no Município de São João da Barra, Estado do Rio de Janeiro, será o centro de escoamento da produção de minério de ferro do Sistema Integrado MMX Minas-Rio e tem potencial para ser o novo pólo de infra-estrutura logística do Sudeste do Brasil. A Licença Prévia Ambiental para a implantação do empreendimento foi concedida pela FEEMA - Fundação Estadual de Engenharia do Meio Ambiente em 28 de dezembro de 2006.

**Contrato de Fornecimento de minério de ferro com a GIIC**

Em Fato Relevante divulgado em 27 de março de 2007, informamos que a GIIC decidiu aumentar o volume contratado para 13 milhões de toneladas de minério de ferro, ao exercer a opção de adquirir 6,5 milhões de toneladas adicionais. O minério a ser fornecido será originado dos Sistemas Integrados MMX Amapá e MMX Minas-Rio.

## Financiamentos

Informamos a situação atual das linhas de crédito, obtidas e acordadas, para os projetos que estão em andamento:

| Projetos em andamento | Financiamento US$ milhões | Instituição | Status | Prazo |
|---|---|---|---|---|
| Mina e Logística | | | | |
| Corumbá | 57 | ABC/Unibanco/Itaú/ BNDES | Assinado | 2,7 anos |
| Amapá | 250 | Itaú BBA/ABC/BNDES | Assinado | 7 a 10 anos |
| Minas-Rio Metálicos | 1.518 | Unibanco/Sindicato/ BNDES | Empréstimo-ponte de US$50 milhões | 12 anos |
| Corumbá | 90 | Credit Suisse/BNP (1) | Empréstimo-ponte de US$50 milhões | 7 anos |

## Recursos geológicos

Os estudos de estimativas de recursos e reservas, com dados de pesquisa até 31 de março de 2006, estão sendo auditados segundo o padrão de referência canadense NI-43.101. A divulgação está prevista para maio de 2007.

A pesquisa geológica continua e a análise dos dados coletados deverá ser concluída no terceiro trimestre de 2007. O resultado da análise poderá ampliar nossos recursos e reservas geológicas, pois foi iniciada a pesquisa em direitos minerários do Sistema Minas-Rio (Serra do Sapo) adquiridos após 31 de março 2006.

## 08.01 - COMENTÁRIO DO DESEMPENHO CONSOLIDADO NO TRIMESTRE

Informamos abaixo o avanço do programa de sondagem realizado de março de 2006 até março de 2007 (*):

- MMX Corumbá: 1.175 metros de um total de 3.337 metros perfurados;
- MMX Amapá: 16.423 metros de um total de 27.952 metros perfurados;
- MMX Minas-Rio: 18.435 metros de um total de 27.722 metros perfurados.

## Demonstrações financeiras consolidadas

As demonstrações financeiras apresentadas refletem a fase de implementação das controladas da Companhia, representada por investimentos, custos e despesas relacionados aos projetos em desenvolvimento. Listamos abaixo os highlights do 1°. Trimestre de 2007 (1T07):

- Lucro líquido de R$ 3,8 milhões.
- Receita líquida de R$ 25,1 milhões.
- Receita financeira líquida de R$ 24,9 milhões.
- Despesas gerais e administrativas de R$ 13,4 milhões.
- Disponibilidades financeiras de R$ 728,1 milhões.
- Endividamento bruto de R$ 531,3 milhões.
- Patrimônio líquido de R$ 1.052 milhões.

Como estratégia para prevenção e redução dos efeitos da flutuação da taxa de câmbio especialmente sobre os investimentos em moeda local, a Administração adota a política de manter derivativos, através de operações a termo de moeda, ativos em reais e passivos em dólares, todas registradas na CETIP.

Na liquidação das operações de termo de moeda no 1° trimestre de 2007 a Companhia obteve resultados positivos líquidos de R$44.503 mil, levados ao diferido pelas suas controladas em fase pré-operacional.

Os resultados positivos líquidos não realizados nessas operações, de termo de moeda, no encerramento do período totalizavam R$16.288 mil. Cabe destacar que esse resultado está sujeito às variações de taxa de câmbio enquanto mantivermos as operações em aberto.

## Eventos Subseqüentes

Em 23 de abril de 2007 a MMX informou ao mercado que, em conjunto com a Centennial Asset Mining Funding LLC, celebrou acordo preliminar com a Anglo American plc, por meio do qual esta última irá adquirir 100% do capital social da Centennial Minas-Rio e irá, ainda, subscrever novas ações de emissão da MMX Minas-Rio Mineração e Logística Ltda. ("MMX Minas-Rio"), em uma operação que resultará na Anglo American detendo uma participação consolidada de 49% na MMX Minas-Rio.

A operação, uma vez concluída, atribuirá um valor econômico de US$1.15 bilhão à aquisição de 49% do capital social da MMX Minas-Rio pela Anglo American.

O Sistema Mina-Rio está atualmente em fase de desenvolvimento. Os trabalhos atuais se concentram na obtenção das licenças necessárias para o início da construção da primeira fase, que terá uma capacidade de produção anual de 26.5 milhões de toneladas ("Fase I") (*).

A MMX Minas-Rio está planejando uma expansão por meio da duplicação da capacidade do Sistema Minas-Rio ("Fase II"), sendo certo que essa última fase está sujeita a certas condições, dentre elas, a confirmação da existência de reservas suficientes de minério de ferro e a obtenção das respectivas licenças ambientais.

Mediante a confirmação da Fase II, a Anglo American efetuará, ainda, um pagamento adicional para a Centennial Asset e um novo aporte de capital na MMX Minas-Rio, quando a Anglo American aumentará sua participação no Sistema Minas-Rio para 50%. Caso isso venha a ocorrer, o valor econômico total do Sistema Minas-Rio, imediatamente anterior à efetivação dos aumentos de capital aqui descritos, atingirá o montante de US$3.5 bilhões.

## 08.01 - COMENTÁRIO DO DESEMPENHO CONSOLIDADO NO TRIMESTRE

A assinatura da documentação definitiva de compra e venda está sujeita à negociação dos contratos relevantes, às aprovações regulatórias aplicáveis e finalização do processo de reestruturação da MMX Minas-Rio, com a criação da LLX Minas-Rio, conforme fato relevante divulgado pela MMX em 22 de março de 2007. Ao final desta reestruturação, a Anglo American deterá participação acionária idêntica na MMX Minas-Rio e na LLX Minas-Rio, sendo estas as companhias que deterão, respectivamente, os ativos de mineração e logística do Sistema Minas-Rio. A Anglo American terá uma exclusividade de 6 semanas para negociar e assinar a documentação definitiva de aquisição da Centennial Minas-Rio e, também, para subscrever ações da MMX Minas-Rio.

Os bancos Credit Suisse e Itaú BBA atuaram como assessores financeiros exclusivos da MMX e Centennial Asset, enquanto o Banco UBS Pactual atuou como assessor financeiro exclusivo para a Anglo American.

Os termos e condições finais da presente operação com a Anglo American foram aprovados pelos membros independentes do Conselho de Administração da MMX em Reunião realizada em 25 de abril de 2007.

## 01.01 - IDENTIFICAÇÃO

| 1 - CÓDIGO CVM | 2 - DENOMINAÇÃO SOCIAL | 3 - CNPJ |
|---|---|---|
| 01791-4 | MMX MINERAÇÃO E METÁLICOS S.A. | 02.762.115/0001-49 |

## 09.01 - PARTICIPAÇÕES EM SOCIEDADES CONTROLADAS E/OU COLIGADAS

| 1- ITEM | 2 - RAZÃO SOCIAL DA CONTROLADA/COLIGADA | 3 - CNPJ | 4 - CLASSIFICAÇÃO | 5 - % PARTICIPAÇÃO NO CAPITAL DA INVESTIDA | 6 - % PATRIMÔNIO LÍQUIDO DA INVESTIDORA |
|---|---|---|---|---|---|
| 7 - TIPO DE EMPRESA | | 8 - NÚMERO DE AÇÕES DETIDAS NO TRIMESTRE ATUAL (Mil) | | 9 - NÚMERO DE AÇÕES DETIDAS NO TRIMESTRE ANTERIOR (Mil) | |
| 01 | MMX AMAPÁ MINERAÇÃO LTDA. | 06.030.747/0001-79 | FECHADA CONTROLADA | 70,00 | 62,44 |
| EMPRESA COMERCIAL, INDUSTRIAL E OUTRAS | | 4.640 | | 4.640 | |
| 02 | MMX MINAS-RIO MINERAÇÃO E LOGISTICA LTDA | 07.368.649/0001-70 | FECHADA CONTROLADA | 70,00 | 35,86 |
| EMPRESA COMERCIAL, INDUSTRIAL E OUTRAS | | 5.935 | | 5.935 | |
| 03 | MMX CORUMBÁ MINERAÇÃO LTDA. | 07.557.381/0001-53 | FECHADA CONTROLADA | 70,00 | 0,00 |
| EMPRESA COMERCIAL, INDUSTRIAL E OUTRAS | | 10.640 | | 10.640 | |
| 04 | MMX METÁLICOS CORUMBÁ LTDA. | 06.129.747/0001-20 | FECHADA CONTROLADA | 99,99 | 0,07 |
| EMPRESA COMERCIAL, INDUSTRIAL E OUTRAS | | 10.001 | | 10.001 | |
| 05 | MMX PROPERTIES LLC | . . / - | FECHADA CONTROLADA | 100,00 | 1,63 |
| EMPRESA COMERCIAL, INDUSTRIAL E OUTRAS | | 10 | | 10 | |
| 06 | IRX MINERAÇÃO LTDA. | 06.863.224/0001-03 | FECHADA CONTROLADA | 80,00 | 0,00 |
| EMPRESA COMERCIAL, INDUSTRIAL E OUTRAS | | 8.000 | | 8.000 | |
| 07 | MMX METÁLICOS AMAPÁ LTDA. | 08.730.172/0001-22 | FECHADA CONTROLADA | 99,99 | 0,00 |
| EMPRESA COMERCIAL, INDUSTRIAL E OUTRAS | | 9.999 | | 9.999 | |

## 16.01 - OUTRAS INFORMAÇÕES QUE A COMPANHIA ENTENDA RELEVANTES

### 1. ACIONISTAS COM MAIS DE 5% DAS AÇÕES DE CADA ESPÉCIE E CLASSE *

| POSIÇÃO ACIONÁRIA DOS DETENTORES DE MAIS DE 5% DAS AÇÕES DE CADA ESPÉCIE E CLASSE DA COMPANHIA, ATÉ O NÍVEL DE PESSOA FÍSICA | | | | | | |
|---|---|---|---|---|---|---|
| **Companhia: MMX MINERAÇÃO E METÁLICOS S.A.** | | | | | **Posição em 31/03/2007 (Em Unidades)** | |
| **Acionista** | **Ações Ordinárias** | | **Ações Preferenciais** | | **Total** | |
| | **Qde** | **%** | **Qde** | **%** | **Qde** | **%** |
| Eike Furhken Batista | 4.646.078 | 61,1 | - | - | 4.646.078 | 61,1 |
| Gavião M Trading LLC | 380.500 | 5,0 | | | 380.500 | 5,0 |
| Outros | 2.581.178 | 33,9 | - | - | 2.581.178 | 33,9 |
| | | | | | | |
| **Total** | **7.607.756** | **100,00** | - | - | **7.607.756** | **100,00** |

| POSIÇÃO ACIONÁRIA DOS DETENTORES DE MAIS DE 5% DAS AÇÕES DE CADA ESPÉCIE E CLASSE DA COMPANHIA, ATÉ O NÍVEL DE PESSOA FÍSICA | | | | | | |
|---|---|---|---|---|---|---|
| **Companhia: MMX MINERAÇÃO E METÁLICOS S.A.** | | | | | **Posição em 31/12/2006 (Em Unidades)** | |
| **Acionista** | **Ações Ordinárias** | | **Ações Preferenciais** | | **Total** | |
| | **Qde** | **%** | **Qde** | **%** | **Qde** | **%** |
| Eike Furhken Batista | 2.352.211 | 61,8 | - | - | 2.352.211 | 61,8 |
| Gavião M Trading LLC | 263.200 | 6,9 | | | 263.200 | 6,9 |
| Outros | 1.188.467 | 31,3 | - | - | 1.188.467 | 31,3 |
| | | | | | | |
| **Total** | **3.803.878** | **100,00** | - | - | **3.803.878** | **100,00** |

## 16.01 - OUTRAS INFORMAÇÕES QUE A COMPANHIA ENTENDA RELEVANTES

## 2. POSIÇÃO DOS CONTROLADORES, ADMINISTRADORES E AÇÕES EM CIRCULAÇÃO *

**POSIÇÃO ACIONÁRIA CONSOLIDADA DOS CONTROLADORES**

**E ADMINISTRADORES E AÇÕES EM CIRCULAÇÃO**

**Posição em 31/03/2007**

| *Acionista* | Quantidade de Ações Ordinárias (Em Unidades) | % | Quantidade de Ações Preferenciais (Em Unidades) | % | Quantidade Total de Ações (Em Unidades) | % |
|---|---|---|---|---|---|---|
| **Controlador** | 4.646.078 | 61,1 | - | - | 4.646.078 | 61,1 |
| | | | | | | |
| **Administradores** | | | | | | |
| Conselho de Administração | 512 | 0,007 | | | 512 | 0,007 |
| Diretoria | 48.940 | 0,6 | - | | 48.940 | 0,6 |
| | | | | | | |
| **Conselho Fiscal** | - | | - | | - | |
| | | | | | | |
| **Ações em Tesouraria** | - | | - | | - | |
| | | | | | | |
| **Outros Acionistas** | 2.912.226 | 38,3 | | - | 2.912.226 | 38,3 |
| | | | | | | |
| **Total** | **7.607.756** | **100** | - | - | **7.607.756** | **100** |
| | | | | | | |
| | | | | | | |
| **Ações em Circulação** | 2.912.226 | | - | - | 2.912.226 | |

Obs.: A Companhia não possui Conselho Fiscal instituído.

## 16.01 - OUTRAS INFORMAÇÕES QUE A COMPANHIA ENTENDA RELEVANTES

**POSIÇÃO ACIONÁRIA CONSOLIDADA DOS CONTROLADORES**

**E ADMINISTRADORES E AÇÕES EM CIRCULAÇÃO**

**Posição em 31/12/2006**

| *Acionista* | Quantidade de Ações Ordinárias (Em Unidades) | % | Quantidade de Ações Preferenciais (Em Unidades) | % | Quantidade Total de Ações (Em Unidades) | % |
|---|---|---|---|---|---|---|
| **Controlador** | 2.352.211 | 61,8 | - | - | 2.352.211 | 61,8 |
| | | | | | | |
| **Administradores** | | | | | | |
| Conselho de Administração | 256 | 0,01 | | | 256 | 0,01 |
| Diretoria | 160 | 0,01 | - | | 160 | 0,01 |
| | | | | | | |
| **Conselho Fiscal** | - | | - | | - | |
| | | | | | | |
| **Ações em Tesouraria** | - | | - | | - | |
| | | | | | | |
| **Outros Acionistas** | 1.451.251 | 38,2 | - | - | 1.451.251 | 38,2 |
| | | | | | | |
| **Total** | **3.803.878** | **100** | - | - | **3.803.878** | **100** |
| | | | | | | |
| **Ações em Circulação** | 1.451.251 | | - | - | 1.451.251 | |

**3. A COMPANHIA ESTÁ VINCULADA À ARBITRAGEM NA CÂMARA DE ARBITRAGEM DO MERCADO, CONFORME CLÁUSULA COMPROMISSÓRIA CONSTANTE DO SEU ESTATUTO SOCIAL.**

* Não revisado.

17.01 - RELATÓRIO DA REVISÃO ESPECIAL - SEM RESSALVA

# Relatório dos auditores independentes sobre revisão especial

Ao
Conselho de Administração e aos Acionistas da
MMX Mineração e Metálicos S.A.
Rio de Janeiro - RJ

Efetuamos uma revisão especial das informações trimestrais da MMX Mineração e Metálicos S.A. referentes ao trimestre findo em 31 de março de 2007, compreendendo o balanço patrimonial e o balanço patrimonial consolidado dessa Companhia e suas controladas, a demonstração do resultado e a demonstração do resultado consolidado, o relatório de desempenho e as informações relevantes, preparados de acordo com as práticas contábeis adotadas no Brasil.

Nossa revisão foi efetuada de acordo com as normas específicas estabelecidas pelo IBRACON - Instituto dos Auditores Independentes do Brasil, em conjunto com o Conselho Federal de Contabilidade, e consistiu, principalmente, de: (a) indagação e discussão com os administradores responsáveis pelas áreas contábil, financeira e operacional da Companhia e suas controladas, quanto aos principais critérios adotados na elaboração das informações trimestrais; e (b) revisão das informações e dos eventos subseqüentes que tenham ou possam vir a ter efeitos relevantes sobre a situação financeira e as operações da Companhia e suas controladas.

Baseados em nossa revisão especial não temos conhecimento de qualquer modificação relevante que deva ser feita nas informações trimestrais acima referidas para que as mesmas estejam de acordo com as práticas contábeis adotadas no Brasil e condizentes com as normas expedidas pela Comissão de Valores Mobiliários - CVM, especificamente aplicáveis à elaboração das informações trimestrais obrigatórias.

Nossa revisão especial foi efetuada com o objetivo de emitirmos um relatório sobre as informações trimestrais acima referidas. A demonstração dos fluxos de caixa relativa ao trimestre findo em 31 de março de 2007 representa informação complementar a essas informações trimestrais, não é requerida pelas práticas contábeis adotadas no Brasil e está sendo apresentada para possibilitar uma análise adicional. Essa informação complementar foi submetida aos mesmos procedimentos de revisão aplicados às informações trimestrais acima referidas e, baseados em nossa revisão especial, não temos conhecimento de qualquer modificação relevante que deva ser feita para que essa informação complementar esteja apresentada de forma condizente com as informações trimestrais referidas no primeiro parágrafo, tomadas em conjunto.

## 17.01 - RELATÓRIO DA REVISÃO ESPECIAL - SEM RESSALVA

Conforme comentado na Nota Explicativa nº 1, as controladas MMX Amapá Mineração Ltda., MMX Metálicos Corumbá Ltda., MMX Metálicos Amapá Ltda., MMX Minas-Rio Mineração e Logística Ltda., MPC Mineração e Pesquisa Ltda., LLX Logística S.A. e IRX Mineração Ltda. encontram-se em fase pré-operacional. Desta forma, os resultados correspondentes às atividades pré-operacionais destas controladas encontram-se registrados no ativo diferido, exceto pelos gastos que não estão diretamente associados a quaisquer benefícios futuros, os quais foram transferidos do ativo diferido para o resultado do exercício. A Companhia possui também saldo de ágio oriundo da aquisição de controlada. A recuperação dos valores registrados no ativo permanente depende do sucesso das operações futuras da Companhia e suas controladas, bem como as controladas dependem do suporte financeiro dos acionistas e/ou recursos de terceiros até que as operações se tornem rentáveis. Os planos da Administração com relação às atividades operacionais estão descritos na mesma Nota Explicativa nº 1.

15 de maio de 2007

KPMG Auditores Independentes
CRC-SP-14.428/O-6-F-RJ

Manuel Fernandes Rodrigues de Sousa
Contador CRC-RJ-052.428/O-2

01.01 - IDENTIFICAÇÃO

| 1 - CÓDIGO CVM | 2 - DENOMINAÇÃO SOCIAL | 3 - CNPJ |
|---|---|---|
| 01791-4 | MMX MINERAÇÃO E METÁLICOS S.A. | 02.762.115/0001-49 |

## ÍNDICE

KPMG

**MMX Mineração e Metálicos S.A. e controladas**
**(companhias em estágio de exploração)**

# Demonstrações financeiras combinadas consolidadas em 31 de dezembro de 2006 e 2005

(Tradução do relatório original em inglês contendo as demonstrações financeiras combinadas consolidadas elaboradas de acordo com os princípios contábeis geralmente aceitos nos Estados Unidos da América)

# MMX Mineração e Metálicos S.A. e controladas
# (companhias em estágio de exploração)

## Demonstrações financeiras combinadas consolidadas

**em 31 de dezembro de 2006 e 2005**

Conteúdo

KPMG Auditores Independentes
Av. Almirante Barroso, 52 - 4°
20031-000 - Rio de Janeiro, RJ - Brasil
Caixa Postal 2888
20001-970 - Rio de Janeiro, RJ - Brasil

Telefone 55 (21) 3515-9400
Fax 55 (21) 3515-9000
Internet www.kpmg.com.br

# Parecer dos auditores independentes

(Tradução do relatório original em inglês contendo as demonstrações financeiras combinadas consolidadas elaboradas de acordo com os princípios contábeis geralmente aceitos nos Estados Unidos da América)

Ao
Conselho de Administração e aos Acionistas da
MMX Mineração e Metálicos S.A.
Rio de Janeiro - RJ

Examinamos os balanços patrimoniais combinados consolidados da MMX Mineração e Metálicos S.A. e suas controladas, levantados em 31 de dezembro de 2006 e 2005, e as respectivas demonstrações combinadas consolidadas de resultados das operações, das mutações do patrimônio líquido (passivo a descoberto) e lucro (prejuízo) abrangente e dos fluxos de caixa, correspondentes aos exercícios findos em 31 de dezembro de 2006 e 2005 e para o período desde a constituição (16 de janeiro de 2001) a 31 de dezembro de 2006. Essas demonstrações financeiras combinadas consolidadas foram elaboradas sob a responsabilidade da Administração da Companhia. Nossa responsabilidade é de expressar uma opinião sobre essas demonstrações financeiras combinadas consolidadas baseada em nossos exames.

Nossos exames foram conduzidos de acordo com as normas de auditoria geralmente aceitas nos Estados Unidos da América. Essas normas requerem que planejemos e executemos a auditoria de modo a obter razoável segurança de que as demonstrações financeiras não contêm erros materiais. Uma auditoria inclui a análise do controle interno sobre as informações financeiras, como base para a determinação dos procedimentos de auditoria adequados para as circunstâncias, mas não para com o objetivo de emitir um parecer sobre a eficiência dos controles internos da Companhia sobre o processo de preparação e divulgação das informações financeiras. Assim sendo, não emitimos parecer a esse respeito. Uma auditoria inclui exames, com base em testes, das evidências e dos registros que suportam os valores e as informações divulgadas nas demonstrações financeiras, avaliação dos princípios contábeis utilizados e das estimativas significativas efetuadas pela Administração, bem como uma avaliação da apresentação das demonstrações financeiras, como um todo. Entendemos que nossa auditoria provê uma base razoável para nossa opinião.

Em nossa opinião, as demonstrações financeiras combinadas consolidadas acima referidas representam, adequadamente, em todos os aspectos relevantes, a posição financeira combinada consolidada da MMX Mineração e Metálicos S.A. e de suas controladas em 31 de dezembro de 2006 e 2005, os resultados combinados consolidados de suas operações e seus fluxos de caixa para os exercícios findos em 31 de dezembro de 2006 e 2005 e para o período desde a formação (16 de janeiro de 2001) até 31 de dezembro de 2006, de acordo com os princípios contábeis geralmente aceitos nos Estados Unidos da América.

KPMG

As demonstrações financeiras combinadas consolidadas foram elaboradas considerando que a Companhia e suas controladas continuarão em regime operacional normal. Conforme comentado na Nota Explicativa nº 1 às demonstrações financeiras combinadas consolidadas, as controladas da Companhia, MMX Amapá Mineração Ltda., MMX Metálicos Brasil Ltda., MMX Minas-Rio Mineração e Logística Ltda., MPC Mineração e Pesquisa Ltda. e IRX Mineração Ltda. encontram-se em estágio de exploração e, desta forma, dependem do suporte financeiro dos acionistas ou de recursos de terceiros até que suas operações se tornem rentáveis. Tal situação levanta dúvidas consideráveis acerca da condição da Companhia e de suas controladas continuarem em funcionamento. Os planos da Administração com relação a estes assuntos também estão contidos na Nota Explicativa nº 1. As demonstrações financeiras combinadas consolidadas não incluem quaisquer ajustes que possam surgir como resultado da resolução dessa incerteza.

KPMG Auditores Independentes

KPMG Auditores Independentes

30 de abril de 2007

MMX Mineração e Metálicos S.A. e controladas
(companhias em estágio de exploração)

## Balanços patrimoniais combinados consolidados

*(Em milhares de dólares norte-americanos, exceto dados por ação)*

| | | 31 de dezembro de 2006 | 31 de dezembro de 2005 |
|---|---|---|---|
| **Ativo** | | | |
| **Ativo circulante** | | | |
| Caixa e equivalentes a caixa | | 1.743 | 18.158 |
| Aplicações financeiras | Nota 2 | 362.716 | - |
| Retenções contratuais | Nota 2 | 67.952 | 1.757 |
| Contas a receber de clientes | Nota 3 | 2.170 | - |
| Impostos a recuperar | Nota 4 | 8.803 | 221 |
| Estoques | Nota 5 | 17.460 | - |
| Instrumentos financeiros derivativos | Nota 6 | 9.482 | 630 |
| Adiantamentos a fornecedores | | 6.641 | - |
| Outros | | 5.662 | 192 |
| | | 482.629 | 20.958 |
| **Ativo não-circulante** | | | |
| Imobilizado, líquido | Nota 8 | 191.687 | 110.266 |
| Ativos intangíveis, líquido | Nota 9 | 363 | - |
| Retenção contratual | Nota 2 | - | 3.043 |
| Adiantamento para futura aquisição de investimento | Nota 10 | 1.018 | - |
| Outras contas a receber - partes relacionadas | | 132 | 333 |
| | | 193.200 | 113.642 |
| **Total do ativo** | | 675.829 | 134.600 |
| **Passivo e patrimônio líquido (passivo a descoberto)** | | | |
| **Passivo circulante** | | | |
| Notas a pagar | Nota 12 | 10.993 | 34.628 |
| Contas a pagar a fornecedores | | 31.101 | - |
| Outros contas a pagar | | 430 | 736 |
| Empréstimos e financiamentos | Nota 13 | 117.467 | 55.344 |
| Juros provisionados | Nota 13 | 2.444 | 1.234 |
| Impostos, folha de pagamento e encargos sociais | | 8.717 | 311 |
| | | 171.152 | 92.253 |
| **Exigível a longo prazo** | | | |
| Notas a pagar | Nota 12 | 10.115 | 33.184 |
| Empréstimos e financiamentos | Nota 13 | 61.507 | 10.156 |
| Obrigações ligadas à retirada de ativos | Nota 11 | 5.879 | 4.710 |
| Outras obrigações | | 6.131 | - |
| Outras contas a pagar - partes relacionadas | | - | 144 |
| | | 83.632 | 48.194 |
| **Compromissos e contingências** | Notas 15 e 21 | | |
| **Participação de minoritários** | | - | (2) |
| **Patrimônio líquido (passivo a descoberto)** | | | |
| Ações autorizadas e emitidas - controladora: | Nota 16 | | |
| Ações preferenciais: 2005 - 2.518.716; sem valor nominal | | - | 17 |
| Ações ordinárias: 2006 e 2005 - 7.607.756 e 4.725.358, respectivamente; sem valor nominal | | 472.525 | 7.038 |
| Capital integralizado adicional | | 18.210 | 427 |
| Prejuízos acumulados durante o estágio de exploração | | (80.635) | (13.667) |
| Outros lucros (prejuízos) abrangentes acumulados | | 10.945 | 340 |
| | | 421.045 | (5.845) |
| **Total do passivo e patrimônio líquido (passivo a descoberto)** | | 675.829 | 134.600 |
| **Empresa em funcionamento** | Nota 1 | | |
| **Eventos subseqüentes** | Nota 22 | | |

As notas explicativas são parte integrante das demonstrações financeiras combinadas consolidadas.

MMX Mineração e Metálicos S.A. e controladas
(companhias em estágio de exploração)

## Demonstrações combinadas consolidadas de resultados das operações

*(Em milhares de dólares norte-americanos, exceto dados por ações)*

| | | 31 de dezembro de 2006 | 31 de dezembro de 2005 | Acumulado desde a constituição da Companhia (16 de Janeiro de 2001) a 31 de dezembro de 2006 |
|---|---|---|---|---|
| **Receita líquida** | | | | |
| Vendas de minério de ferro | | 3.831 | - | 3.831 |
| Serviços prestados | | 817 | - | 817 |
| | | 4.648 | - | 4.648 |
| Custo dos produtos vendidos e dos serviços prestados | | (13.862) | - | (13.862) |
| **Prejuízo bruto** | | (9.214) | - | (9.214) |
| Despesas gerais e administrativas | | (39.281) | (8.187) | (46.944) |
| Custos de exploração | | (22.671) | (3.897) | (26.888) |
| **Prejuízo operacional** | | (71.166) | (12.084) | (83.046) |
| Outras receitas (despesas): | | | | |
| Receitas financeiras | Nota 19 | 67.469 | 2.738 | 71.218 |
| Despesas financeiras | Nota 20 | (63.271) | (3.839) | (68.807) |
| Total de outras receitas (despesas) | | 4.198 | (1.101) | 2.411 |
| **Prejuízo antes do imposto de renda** | | (66.968) | (13.185) | (80.635) |
| **Imposto de renda e contribuição social** | Nota 14 | - | - | - |
| **Prejuízo do exercício** | | (66.968) | (13.185) | (80.635) |
| **Prejuízo por lote de mil ações ordinárias - básico e diluído** | | (10,47) | (5,95) | (35,25) |
| **Média ponderada por mil ações em circulação - básico e diluído** | | 6.396.614 | 2.215.179 | 2.287.679 |

As notas explicativas são parte integrante das demonstrações financeiras combinadas consolidadas.

MMX Mineração e Metálicos S.A. e controladas
(companhias em estágio de exploração)

## Demonstrações combinadas consolidadas das mutações do patrimônio líquido (passivo a descoberto) e lucros (prejuízos) abrangentes

**Para o período compreendido entre a constituição (16 de janeiro de 2001) a 31 de dezembro de 200**

*(Em milhares de dólares norte-americanos, exceto dados por ações)*

| | Capital social | | | | | | | |
|---|---|---|---|---|---|---|---|---|
| | Número de ações preferenciais | Número de ações ordinárias | Valor das ações preferenciais | Valor das ações ordinárias | Capital integralizado adicional | Prejuízos acumulados durante o estágio de exploração | Outros lucros (prejuízos) abrangentes acumulados | Total do patrimônio líquido (passivo a descoberto) |
| Aumento de capital na constituição em 16 de janeiro de 2001 (espécie | - | 629 678 | - | 5 | - | - | - | 5 |
| Aumento de capital (exceto espécie | - | 1 259 358 | - | 16 | - | - | - | 16 |
| Saldos em 31 de dezembro de 200. | - | 1 889 036 | - | 21 | - | - | - | 21 |
| Prejuízo do exercício | - | - | - | - | - | (22) | - | (22) |
| Ajuste de conversão da moeda | - | - | - | - | - | - | (3) | (3) |
| Prejuízo abrangente | - | - | - | - | - | - | - | (25) |
| Saldos em 31 de dezembro de 200: | - | 1.889 036 | - | 21 | - | (22) | (3) | (4) |
| Prejuízo do exercício | - | - | - | - | - | (460) | - | (460) |
| Ajuste de conversão da moeda | - | - | - | - | - | - | (58) | (58) |
| Prejuízo abrangente | - | - | - | - | - | - | - | (518) |
| Saldos em 31 de dezembro de 200- | - | 1.889.036 | - | 21 | - | (482) | (61) | (522) |
| Aumento de capital | | | | | | | | |
| 10 de agosto de 2005 (espécie | - | 629 678 | - | 4 | - | - | - | 4 |
| 25 de agosto de 2005 (exceto espécie | 2 518 716 | - | 17 | - | - | - | - | 17 |
| 19 de dezembro de 2005 (exceto espécie | - | 2.770 | - | 11 | - | - | - | 11 |
| 19 de dezembro de 2005 (espécie | - | 2.203.874 | - | 7.002 | - | - | - | 7.002 |
| Adiantamento para aumento de capital em 27 de dezembro de 2005 (espécie | - | - | - | - | 427 | - | - | 427 |
| Prejuízo do exercício | - | - | - | - | - | (13 185) | - | (13.185) |
| Ajuste de conversão da moeda | - | - | - | - | - | - | 401 | 401 |
| Prejuízo abrangente | - | - | - | - | - | - | - | (12.784) |
| Saldos em 31 de dezembro de 200: | 2.518 716 | 4 725 358 | 17 | 7.038 | 427 | (13 667) | 340 | (5 845) |
| Aumento de capital em 15 de março de 2006 (espécie | - | 956 481.726 | - | 7.073 | (427) | - | - | 6 646 |
| Conversão de ações preferenciais em ordinárias | (2 518 716) | 2 518 716 | (17) | 17 | - | - | - | - |
| Cisão em 18 de abril de 2006 | - | (958 863 800) | - | 254 | - | - | - | 254 |
| Aumento de capital em 26 de julho de 2005 (espécie líquida dos custos da oferta pública, de $52.022 | - | 2 525.180 | - | 416 051 | - | - | - | 416 051 |
| Aumento de capital em 23 de agosto de 2006 (espécie | - | 220 576 | - | 42.092 | - | - | - | 42.092 |
| Remuneração baseada em ações | - | - | - | - | 18 210 | - | - | 18 210 |
| Prejuízo do exercício | - | - | - | - | - | (66 968) | - | (66 968) |
| Ajuste de conversão da moeda | - | - | - | - | - | - | 10 605 | 10 605 |
| Prejuízo abrangente | - | - | - | - | - | - | - | (56 363) |
| Saldos em 31 de dezembro de 200( | - | 7.607.756 | - | 472 525 | 18 210 | (80 635) | 10 945 | 421 045 |

As notas explicativas são parte integrante das demonstrações financeiras combinadas consolidadas

MMX Mineração e Metálicos S.A. e controladas
(companhias em estágio de exploração)

## Demonstrações combinadas consolidadas dos fluxos de caixa

*(Em milhares de dólares norte-americanos)*

| | 31 de dezembro de 2006 | 31 de dezembro de 2005 | Acumulado desde a constituição da Companhia (16 de janeiro de 2001) a 31 de dezembro de 2006 |
|---|---|---|---|
| **Fluxos de caixa usado em atividades operacionais** | | | |
| Prejuízo do período | (66.968) | (13.185) | (80.635) |
| Ajustes para reconciliar o prejuízo para o caixa líquido usado em atividades operacionais: | | | |
| Depreciação, amortização e atualização | 2.581 | 49 | 2.630 |
| Remuneração baseada em ações | 18.210 | - | 18.210 |
| Baixa de direitos minerais | 638 | 431 | 1.110 |
| Variação cambial - (ganho) perda | (10.530) | 1.924 | (7.920) |
| Instrumentos financeiros derivativos | (8.560) | (630) | (9.190) |
| Outros | 1.347 | (3) | 1.347 |
| (Aumento) redução nos ativos: | | | |
| Compra de valores mobiliários | (353.013) | - | (353.013) |
| Retenções contratuais | (61.173) | (4.800) | (65.973) |
| Impostos a recuperar | (8.335) | (350) | (8.564) |
| Estoques | (16.977) | - | (16.977) |
| Outras contas a receber - partes relacionadas | 226 | - | 159 |
| Adiantamentos a fornecedores | (6.241) | (60) | (6.241) |
| Outros | (7.421) | (338) | (7.295) |
| Aumento (redução) nos passivos: | | | |
| Contas a pagar a fornecedores | 29.401 | 2.093 | 30.822 |
| Impostos, folha de pagamento e encargos sociais | 8.159 | 176 | 8.261 |
| Outras contas a pagar | 526 | - | 526 |
| Outras obrigações | 4.410 | - | 4.410 |
| Outras contas a pagar - partes relacionadas | (153) | - | (1.124) |
| Caixa líquido usado em atividades operacionais | (473.873) | (14.693) | (489.457) |
| **Fluxos de caixa em atividades de investimento** | | | |
| Adições ao ativo imobilizado | (100.486) | (46.427) | (147.725) |
| Adições aos ativos intangíveis | (353) | - | (353) |
| Compra de ativos em conexão principalmente com a aquisição de direitos minerais | (991) | (69.111) | (70.103) |
| Caixa líquido usado nas atividades de investimento | (101.830) | (115.538) | (218.181) |
| **Fluxos de caixa em atividades de financiamento** | | | |
| Notas a pagar e empréstimos e financiamento: | | | |
| Empréstimos obtidos: | | | |
| Curto prazo | 93.240 | 56.910 | 244.372 |
| Longo prazo | 51.385 | 10.840 | 61.498 |
| Empréstimos pagos - curto prazo | (33.000) | - | (33.000) |
| Notas a pagar obtidas | 4.910 | 92.717 | 4.910 |
| Notas a pagar pagas | (23.279) | (17.814) | (41.093) |
| Parte relacionada - em conexão principalmente com a aquisição de direitos minerais | - | (918) | - |
| Aumento de capital | 464.789 | 7.457 | 472.271 |
| Caixa líquido gerado nas atividades de financiamento | 558.045 | 149.192 | 708.958 |
| **Aumento (redução) em caixa e equivalentes a caixa** | (17.658) | 18.961 | 1.320 |
| **Efeito da variação câmbial no caixa e equivalentes a caixa** | 1.243 | (830) | 423 |
| | (16.415) | 18.131 | 1.743 |
| **Caixa e equivalentes a caixa no início do período** | 18.158 | 27 | - |
| **Caixa e equivalentes a caixa no final do período** | 1.743 | 18.158 | 1.743 |
| **Divulgação suplementar de informações do fluxo de caixa** | | | |
| Juros pagos no exercício | 7.346 | - | 7.346 |

As notas explicativas são parte integrante das demonstrações financeiras combinadas consolidadas.

# MMX Mineração e Metálicos S.A. e controladas
# (companhias em estágio de exploração)

## Notas explicativas às demonstrações financeiras combinadas consolidadas

*(Em milhares de dólares norte-americanos, exceto quando mencionado em contrário)*

## 1 Resumo das principais políticas e práticas contábeis

- ***Contexto operacional***

MMX Mineração e Metálicos S.A. (a "Companhia" ou "MMX") é uma sociedade controladora de um grupo de controladas, em sua maioria em estágio de exploração.

A fim de ser registrada como uma Sociedade de Capital Aberto no Brasil, a MMX passou por um processo de reorganização, que é resumido a seguir:

A MMX Mineração e Metálicos S.A. é a nova denominação da Tressem Participações S.A. ("Tressem"), sociedade constituída em 26 de agosto de 1998 e que não registrou operações. A Tressem era uma *shell company* que já estava registrada na Comissão de Valores Mobiliários do Brasil ("CVM"). A Tressem, a *shell company*, foi adquirida 100% por Eike Batista (o acionista controlador da MMX) em 9 de novembro de 2005 e a aquisição foi aprovada pela CVM.

*Controladas*

Antes da aquisição da Tressem, o acionista controlador era o proprietário das seguintes companhias:

**a.** MMX Minas-Rio Mineração e Logística Ltda. ("MMX Minas-Rio" e anteriormente denominada EBX Energia Ltda.) foi constituída em março de 2005 e aportada ao capital da MMX em 19 de dezembro de 2005. Como a MMX Minas-Rio Mineração e Logística Ltda. estava sob controle comum, o aporte pela MMX em 19 de dezembro de 2005 foi registrado pelo valor contábil e as demonstrações financeiras combinadas consolidadas incluem os resultados das operações da MMX Minas-Rio desde sua formação em março de 2005. Nas datas do balanço, a controlada não tinha iniciado as suas operações principais planejadas.

*(Em milhares de dólares norte-americanos, exceto quando mencionado em contrário)*

**b.** MPC Mineração Pesquisa e Comércio Ltda. ("MPC") foi constituída em fevereiro de 1998 e comprada de terceiros pela MMX Minas-Rio em 17 de agosto de 2005 quando se tornou uma subsidiária diretamente controlada pela MMX Minas-Rio. A aquisição foi contabilizada como a aquisição de um "Ativo", uma vez que a aquisição da MPC não se qualificava como uma "Fusão de Empresas" segundo a definição da EITF 98-3, que determina se uma transação não-monetária envolve o recebimento de ativos produtivos ou de um negócio. O único ativo registrado como sendo parte dessa aquisição foram os direitos minerais da MPC. Nas datas do balanço, a controlada não tinha iniciado as suas operações principais planejadas.

**c.** MMX Amapá Mineração Ltda. ("MMX Amapá" e anteriormente denominada EBX Mineração Ltda.) foi constituída em novembro de 2003 e contribuída ao capital da MMX em 19 de dezembro de 2005. Como a MMX Amapá estava sob controle comum, o aporte pela MMX em 19 de dezembro de 2005 foi registrado pelo valor contábil e as demonstrações financeiras combinadas consolidadas incluem os resultados das operações da MMX Amapá desde sua formação em novembro de 2003. Nas datas do balanço, a controlada não tinha iniciado as suas operações principais planejadas.

Em 14 de julho de 2006, a MMX Amapá e a parte não-relacionada Mineração Pedra Branca do Amapari Ltda. ("MPBA") firmaram um Acordo de Cessão de Direitos Minerais e Outras Diligências, estabelecendo que determinados direitos minerais contidos nos Procedimentos do Departamento Nacional de Produção Mineral ("DNPM") n$^{o}$s 852.730/93, 858.010/99 e 858.114/04, anteriormente objeto de um acordo de co-exploração entre as duas companhias, fossem cedidos e transferidos à MMX Amapá. Para fins da cessão dos direitos minerais, a MMX Amapá pagará à MPBA uma parte equivalente a 1% da receita bruta obtida pela MMX Amapá com a venda ou outra forma de alienação de minério de ferro ou outros minerais não preciosos provenientes dos direitos minerais citados anteriormente.

*(Em milhares de dólares norte-americanos, exceto quando mencionado em contrário)*

**d.** MMX Logística do Amapá Ltda. ("MMX Logística do Amapá"), subsidiária diretamente controlada pela MMX Amapá, foi constituída em fevereiro de 2006. Como a MMX Logística do Amapá estava sob controle comum, o aporte pela MMX em 10 de fevereiro de 2006 foi registrado pelo valor contábil e as demonstrações financeiras combinadas consolidadas incluem os resultados das operações da MMX Logística do Amapá desde sua formação em fevereiro de 2006. Durante o primeiro trimestre de 2007, a controlada iniciou suas principais operações planejadas.

**e.** IRX Mineração Ltda. ("IRX"), subsidiária localizada no Estado da Bahia, diretamente controlada pela MMX Amapá, constituída em junho de 2004 e contribuída ao capital da MMX em 19 de dezembro de 2005. Como a IRX estava sob o controle comum em 19 de dezembro de 2005, o aporte pela MMX foi registrado pelo valor contábil e as demonstrações financeiras combinadas consolidadas incluem os resultados das operações da IRX desde sua formação em junho de 2004. Em 31 de dezembro de 2006, a controlada ainda não havia iniciado suas principais operações planejadas.

**f.** MMX Corumbá Mineração e Metalurgia Ltda. ("MMX Corumbá" e anteriormente denominada EBX Corumbaense Mineração e Metalurgia Ltda.) foi constituída em agosto de 2005 e contribuída ao capital da MMX em 12 de abril de 2006. Como a MMX Corumbá Mineração estava sob controle comum da MMX, o aporte foi registrado pelo valor contábil e as demonstrações financeiras combinadas consolidadas incluem os resultados das operações da MMX Corumbá desde sua formação em agosto de 2005. Em 31 de dezembro de 2006, a controlada havia iniciado uma parte de suas principais operações planejadas, com o começo das operações em duas minas.

**g.** MMX Metálicos Brasil Ltda. ("MMX Metálicos" e anteriormente denominada EBX Siderúrgica Ltda.) foi constituída em janeiro de 2001 e contribuída ao capital da MMX em 12 de abril de 2006. Como a MMX Metálicos estava sob controle comum da MMX, o aporte foi registrado pelo valor contábil e as demonstrações financeiras combinadas consolidadas incluem os resultados das operações da MMX Metálicos desde sua formação em janeiro de 2001. Em 31 de dezembro de 2006, a controlada ainda não havia iniciado suas principais operações planejadas.

*Planejamento operacional*

A MMX planeja conduzir suas operações nas seguintes principais áreas de negócios: extração, transformação, transporte e comercialização de minérios; fabricação, transformação, transporte e comercialização de insumos siderúrgicos; geração de energia elétrica, transmissão e comercialização de energia elétrica, importação e exportação de energia elétrica própria e de terceiros, bem como a construção, operação e exploração de terminais portuários e ferrovias.

A MMX planeja desenvolver, por meios próprios ou por meio de suas controladas, projetos nas áreas de mineração, logística, siderurgia e indústria de produtos metálicos de valor agregado, a partir do minério de ferro de produção própria. A Companhia detém reservas minerais, decorrentes da aquisição e requerimento de direitos minerais, nos quais a MMX realiza a pesquisa e lavra de minério de ferro. A Companhia também planeja administrar e/ou desenvolver sistemas logísticos com vistas ao escoamento da sua produção.

*Desenvolvimentos dos anos anteriores*

Em 19 de dezembro de 2005, a Companhia, por meio de Reunião do Conselho de Administração, teve seu capital aumentado em $7.013 mediante subscrição privada de ações, sendo $7.002 integralizado à vista em moeda corrente nacional e $11 em ações representativas do capital social da MMX Amapá e MMX Minas-Rio. Os ativos líquidos contribuídos foram registrados pela Companhia por seus valores contábeis históricos e os respectivos valores por ação das ações emitidas foram calculados com base no valor contábil da Companhia na ocasião da sua contribuição, além de um valor incremental determinado por um estudo de lucratividade futura da Companhia conforme pactuado pelos acionistas.

*Desenvolvimentos atuais*

Em 12 de abril de 2006, o Conselho de Administração da Companhia aprovou o aumento de capital da MMX, pago pelo acionista controlador da MMX com o intuito de incorporar substancialmente todas as ações representativas do capital social da MMX Corumbá Participações Ltda. e de suas controladas MMX Corumbá e MMX Metálicos.

*(Em milhares de dólares norte-americanos, exceto quando mencionado em contrário)*

Em 18 de abril de 2006, a Companhia realizou a cisão parcial da MMX Corumbá Participações Ltda., com a absorção total de seu patrimônio pelas suas controladas MMX Corumbá e MMX Metálicos. Como estavam sob o controle comum da MMX, essas companhias já foram inclusas nas demonstrações financeiras combinadas consolidadas apresentadas em 31 de dezembro de 2005. Em 18 de abril de 2006, a MMX Corumbá e a MMX Metálicos passaram a ser investidas diretas da MMX e, portanto, inclusas como companhias consolidadas. A incorporação delas ao capital da MMX foi contabilizada ao valor patrimonial, como mencionado nos itens "f" e "g".

Em 28 de abril de 2006, em uma Assembléia Geral Extraordinária, os acionistas da MMX decidiram, por unanimidade, pela permuta de 30% das ações das subsidiárias MMX Amapá, MMX Minas-Rio e MMX Corumbá por 30% das ações da Companhia detidas pelo investidor estrangeiro Centennial Asset Mining Fund LLC ("Centennial"). A permuta das ações representou o cancelamento de 32.000 ações ordinárias da Companhia detidas pela Centennial. A emissão de ações da MMX Amapá, MMX Minas-Rio e MMX Corumbá foi realizada em favor das companhias Centennial Asset Participações Amapá S.A., Centennial Asset Participações Minas-Rio S.A. e Centennial Asset Participações Corumbá S.A. (as Beneficiadas).

A cisão foi registrada ao valor contábil dos ativos líquidos das companhias em 31 de março de 2006. Parte dos ativos líquidos da cisão da MMX Amapá, MMX Minas-Rio e MMX Corumbá em 31 de março de 2006 eram ($1.760), $962 e $544, respectivamente. A participação minoritária representa 30% dos ativos líquidos das companhias em 31 de dezembro de 2006.

Como resultado da transação com a Centennial, a Companhia detém as seguintes participações societárias: 99,9% da MMX Metálicos, 70% da MMX Amapá (que detém 99,9% da MMX Logística do Amapá e 80% da IRX), 70% da MMX Minas-Rio (que detém 99,9% da MPC) e 70% da MMX Corumbá.

Em 21 de julho de 2006, a MMX arquivou o prospecto final da oferta pública inicial e, conseqüentemente, a Companhia emitiu 1.262.590 ações ordinárias nominativas, resultando num aumento de capital de reais ("R$") R$1.029.011 mil (equivalente a $468.073 em 26 de julho de 2006, a data da liquidação financeira da oferta).

*(Em milhares de dólares norte-americanos, exceto quando mencionado em contrário)*

Em 18 de agosto de 2006, após consultar o agente-líder, o Banco de Investimentos Credit Suisse (Brasil) S/A ("Credit Suisse") exerceu sua opção de subscrição do lote suplementar de 110.288 ações escriturais, nominativas e sem valor nominal emitidas pela Companhia ("Ações do Lote Suplementar"), resultando num aumento adicional de capital no montante de R$89.884, equivalente a $42.092, na data da transação.

Em 24 de agosto de 2006, a Companhia finalizou sua oferta pública de ações e, considerando o excesso de subscrição, 1.372.878 ações (2.745.756 considerando a divisão de ações de janeiro de 2007) foram disponibilizadas ao mercado, representando 36,1% do capital social total da Companhia na data, ao preço de R$815,00 (equivalente a $371,60) por ação ("Preço da Ação"), resultando num aumento de capital da ordem de R$1.118.895 (equivalente a $510.165) e gerando custos de $52.022.

Em 31 de dezembro de 2006, a MMX possuía os seguintes projetos através da participação direta e indireta em controladas:

**a.** A controlada MMX Minas-Rio é a detentora dos direitos minerais no Quadrilátero Ferrífero e na Serra do Espinhaço, no Estado de Minas Gerais. Esses ativos proporcionarão o suporte ao Sistema Minas-Rio da MMX, que produzirá minério de ferro e o transportará por meio de um duto de mineração de aproximadamente 550 quilômetros de comprimento. Esse duto conectará a região mineradora ao Município de São João da Barra, no Estado do Rio de Janeiro, onde a Companhia possui um terreno de 1.924 hectares para a construção de um porto com capacidade suficiente pata receber navios de grande porte. A Companhia planeja realizar investimentos iniciais de $2.033.000 (não auditado), incluindo a aquisição de direito minerário de modo a iniciar suas operações em 2009.

**b.** A Companhia, através de sua subsidiária MMX Amapá, possui atividades de exploração (excluindo aquelas relacionadas a cobre e metais preciosos) nos Municípios de Pedra Branca do Amapari e Serra do Navio, no Estado do Amapá. Essas atividades são desenvolvidas por meio de um contrato de exploração assinado entre a subsidiária MMX Amapá e a MPBA, controlada da canadense Canadian company Goldcorp Inc.

*(Em milhares de dólares norte-americanos, exceto quando mencionado em contrário)*

c. A Companhia incorporou a MMX Logística do Amapá em 23 de fevereiro de 2006 com o intuito de obter a Concessão do Estado do Amapá para a Exploração dos Serviços de Transporte Ferroviário de Carga e de Passageiros do Amapá - Ferrovia EFA. A concessão para a operação ferroviária tem prazo de 20 anos, com a possibilidade de renovação pelo mesmo período, e tem como objetivo o desenvolvimento da logística do transporte do minério de ferro extraído das minas de propriedade da Companhia no Estado do Amapá.

   Segundo o Contrato de Concessão, a MMX Logística do Amapá deverá investir nos dois primeiros anos da concessão cerca de $19.000 (não auditado) na restauração da ferrovia. Em 7 de março de 2006, a MMX Amapá realizou o pagamento a título de sinal no montante de R$814 mil (equivalentes a $380 em 31 de dezembro de 2006) ao Estado do Amapá, que equivale a 2% do valor estimado do investimento. No primeiro trimestre de 2007, a controlada iniciou suas principais operações planejadas.

d. A Companhia, por meio de sua controlada MMX Corumbá, é a proprietária e arrenda direitos de lavra no Município de Corumbá, no Estado de Mato Grosso do Sul. A MMX Corumbá encontra-se atualmente na fase de produção limitada de minério de ferro por meio da operação de duas de suas minas. No quarto trimestre de 2006, a controlada iniciou suas atividades de exportação de minério.

e. A Companhia, por meio de sua controlada MMX Metálicos, encontra-se atualmente desenvolvendo projetos com o intuito de construir usinas integradas para a produção de ferro fundido e produtos semi-acabados, preferencialmente nos Estados do Amapá e Mato Grosso do Sul, e construir uma usina de pelotização no terreno da controlada Minas-Rio no Município de São João da Barra, no Estado do Rio de Janeiro. A Companhia incumbiu as firmas Hatch Consulting e Outokumpu Technologies de elaborarem os estudos de viabilidade.

# Notas explicativas às demonstrações financeiras combinadas consolidadas

*(Em milhares de dólares norte-americanos, exceto quando mencionado em contrário)*

- ***Continuidade das operações***

A Companhia e as suas controladas encontram-se em estágio de exploração e, portanto, dependem do suporte financeiro dos acionistas ou de recursos de terceiros até que suas operações se tornem rentáveis. Na ausência desse suporte financeiro tal situação levanta dúvidas consideráveis acerca da condição da Companhia e das suas controladas em continuar em funcionamento. As demonstrações financeiras combinadas consolidadas não incluem quaisquer ajustes de modo a refletir eventuais efeitos futuros na sua recuperabilidade e classificação de ativos ou nos valores e classificação de passivos que possam advir de uma eventual incapacidade de a Companhia e suas controladas continuarem em regime operacional normal. Não obstante, o Sistema MMX Corumbá está próximo de começar a gerar receitas resultantes das atividades de mineração. A Companhia também planeja iniciar operações de mineração no Sistema MMX Amapá em 2007, tendo garantido todo o financiamento e recursos de capital correspondentes. A fim de financiar o capital para as operações restantes, especificamente suas operações no setor metálico e de mineração no Sistema MMX Minas-Rio, a Companhia planeja levantar capital através de uma oferta pública inicial e tendo um financiamento adicional sido atribuído na nova estrutura de capital resultante.

- ***Apresentação e princípios de consolidação***

Conforme exposto acima, em 18 de abril de 2006, a MMX Corumbá e a MMX Metálicos faziam parte do capital da MMX e, conseqüentemente, foram consolidadas nos resultados financeiros da MMX naquela data. A contribuição da MMX Corumbá e da MMX Metálicos à MMX foi contabilizada ao valor contábil e, pelo fato de estarem sob controle comum, foram apresentadas como combinadas em 31 de dezembro de 2005, bem como a partir de suas datas de constituição.

As demonstrações financeiras combinadas consolidadas foram elaboradas em conformidade com os princípios contábeis geralmente aceitos nos Estados Unidos da América ("US GAAP"), que alguns aspectos se diferem dos princípios contábeis brasileiros adotados pela Companhia e suas controladas em suas demonstrações financeiras.

*(Em milhares de dólares norte-americanos, exceto quando mencionado em contrário)*

A Companhia mantém seus registros contábeis em moeda local, o real. Os valores em dólares norte-americanos apresentados nas demonstrações financeiras combinadas consolidadas foram re-mensurados (convertidos) com base nos valores em moeda local, de acordo com os critérios estabelecidos no *Statement of Financial Accounting Standards - SFAS* (Demonstrações dos Padrões Contábeis Norte-Americanos) n° 52 - Conversão para moeda Estrangeira.

A Companhia e suas controladas (coletivamente as "Companhias") estabeleceram a moeda local (real) como sendo sua moeda funcional e converteram todo ativo e passivo em dólares norte-americanos às taxas de câmbio de 31 de dezembro de 2006 e 2005 (R$2,1380 e R$2,3407 para cada US$1,00, respectivamente), além de todos os valores nas demonstrações do resultado das operações e fluxos de caixa às taxas média vigentes durante cada um dos meses dos exercícios findos em 31 de dezembro de 2006 e 2005 e para o período desde a data de constituição (16 de janeiro de 2001) até 31 de dezembro de 2006, incluindo os valores referentes à indexação da moeda local e variações cambiais em ativos e passivos denominados em moeda estrangeira. Os referidos ajustes convertidos estão inclusos em outros lucros (prejuízos) abrangentes acumulados, como um componente do patrimônio líquido (passivo a descoberto). Todos os saldos e transações entre companhias foram eliminados quando da consolidação.

A participação das controladas combinadas consolidadas é como segue:

| | **Participação direta e indireta no capital total ao final do exercício - %** | |
|---|---|---|
| | **Consolidada** | **Combinada** |
| | **2006** | **2005** |
| Controladas: | | |
| MMX Minas-Rio | 70,00 | 99,99 |
| MPC | 69,99 | 99,99 |
| MMX Amapá | 70,00 | 99,99 |
| IRX | 56,00 | 80,00 |
| MMX Logística do Amapá | 69,99 | - |

*(Em milhares de dólares norte-americanos, exceto quando mencionado em contrário)*

| | Participação direta e indireta no capital total ao final do exercício - % | |
|---|---|---|
| | **Consolidada** | **Combinada** |
| | **2006** | **2005** |
| MMX Metálicos | 99,99 | - |
| MMX Corumbá | 70,00 | - |
| Controladas combinadas: | | |
| MMX Metálicos | - | 99,99 |
| MMX Corumbá | - | 100,00 |

Pelo fato de as controladas nas quais existem participações minoritárias terem apresentado prejuízos superiores à participação minoritária no capital líquido dessas controladas, esse prejuízo superior aplicável à participação minoritária foi debitado contra o prejuízo do exercício, por não haver obrigação da participação minoritária de compensar esses prejuízos. Contudo, caso os lucros futuros venham a se materializar, o lucro líquido atual será creditado na proporção desses prejuízos previamente absorvidos.

Adicionalmente, a Companhia avalia seus relacionamentos com outras sociedades a fim de identificar se são entidades de participação variável em conformidade com a interpretação da *Financial Accouting Standards Board - FASB* (Conselho de Padrões de Contabilidade Norte-Americano) no. 46(R) - Consolidação de Entidades de Participação Variável ("FIN no. 46(R)") e avaliar se é a principal beneficiária de tais sociedades.

A Companhia possui três fundos privados de investimentos, adquiridos em 2006, cujos beneficiários primários são a Companhia e suas controladas. Os investimentos são representados principalmente por certificados de depósitos e títulos da dívida emitidos pelo governo brasileiro. Como a Companhia é a única beneficiária desses fundos privados de investimentos, os fundos foram inclusos nas demonstrações financeiras combinadas consolidadas, de acordo com o FIN no. 46(R).

- ***Caixa e equivalentes a caixa***

As disponibilidades incluem todos os investimentos de caixa de curto prazo altamente líquidos com data de vencimento de menos de três meses. Os lucros ou prejuízos não realizados foram incluídos nos itens receitas financeiras ou despesas financeiras.

- ***Retenções contratuais***

Em 31 de dezembro de 2006, as retenções contratuais referem-se às parcelas retidas das aplicações financeiras da Companhia em garantia do contrato de empréstimo com o Banco de Investimentos Credit Suisse, e instrumento particular de cessão fiduciária de direitos créditórios em garantia do contrato de prestação de fiança em favor da controladora MMX Corumbá, respectivamente, conforme mencionado na Nota Explicativa nº 2.

Em 31 de dezembro de 2005, a retenção contratual refere-se aos fundos da MMX Corumbá e MMX Metálicos usados em garantia do contrato de empréstimos concedidos pelo Banco Itaú S.A. e pelo Unibanco S.A.

- ***Aplicações financeiras***

Os títulos da dívida adquiridos para fins de venda em curto prazo são avaliados ao valor justo às datas dos balanços patrimoniais e os lucros (prejuízos) não realizados foram incluídos nos itens receitas (despesas) financeiras. Esses títulos primeiramente incluem certificados de depósitos e títulos da dívida emitidos pelo governo brasileiro, detidos por meio de fundos privados. Os certificados de depósitos e títulos da dívida são considerados títulos e valores mobiliários.

- ***Contas a receber de clientes e provisão para créditos de liquidação duvidosa***

As contas a receber de clientes são refletidas ao valor líquido de realização estimado e não rendem juros. Quando necessário, uma provisão para créditos de liquidação duvidosa será registrada e o valor considerado suficiente pela Administração para cobrir os prejuízos estimados provenientes da cobrança das contas a receber. Nenhuma provisão foi registrada em 31 de dezembro de 2006 e 2005.

- ***Estoques***

Os estoques estão valorizados ao custo médio de aquisição ou produção, que não excede o valor líquido de realização.

- ***Derivativos e hedge***

A Companhia realiza atividades de derivativos e de *hedge* em conformidade com a Declaração FASB nº 133 - Contabilidade em Instrumentos Derivativos e para Atividades de *Hedge* Específicas, e conforme alteração, que determina que todos os instrumentos derivativos sejam registrados em balanço aos seus respectivos valores justos.

Todos os instrumentos financeiros derivativos são contabilizados a preço de mercado (*marked-to-market*) a cada data do balanço patrimonial, com o impacto das mudanças no seu valor justo registrado como receitas ou despesas financeiras.

- ***Resultados apurados no estágio de exploração***

As receitas durante o estágio de exploração foram obtidas a partir de receitas iniciais de duas minas de minério de ferro da MMX Corumbá e do contrato ferroviário em vigor quando a MMX Logística do Amapá, os quais já não estavam mais em estágio de exploração.

Essas receitas são reconhecidas quando os produtos são transportados e os serviços prestados, e quando o cliente toma parte e assume o risco de prejuízo, a cobrança do recebível relevante é provável, há evidência convincente se um acordo existe e o preço de vendas é fixado ou determinado.

- ***Custos de exploração***

Custos de exploração são reconhecidos conforme incorridos e relacionados a custos de exploração e avaliação associados à perfuração das minas. A decisão da Administração de desenvolver ou minerar uma propriedade será baseada em uma avaliação da viabilidade da propriedade e na disponibilidade de financiamento. A Companhia capitalizará a exploração da mineração e outros custos relacionados atribuíveis às reservas, na eventualidade de um estudo de viabilidade definitivo estabelecer reservas comprovadas e prováveis. Custos minerais capitalizados serão amortizados com base no método da unidade produzida e também estarão sujeitos à avaliação de recuperabilidade.

- ***Imposto de renda e contribuição social***

O imposto de renda e a contribuição social são contabilizados em função do lucro líquido. O ativo e o passivo fiscal diferido são reconhecidos para eventuais conseqüências fiscais atribuíveis às diferenças entre o valor contábil da demonstração financeira de ativos passivos existentes e suas respectivas bases de cálculo, prejuízos operacionais e fiscais a compensar. O ativo e o passivo fiscal diferido são medidos por meio de alíquotas aprovadas com o intuito de serem aplicáveis ao lucro tributável nos anos em que, espera-se, referidas diferenças temporárias sejam recuperadas ou liquidadas. O efeito sobre o ativo e passivo fiscal diferido de uma mudança nas alíquotas é reconhecido no resultado do exercício que inclui a data de aprovação.

- ***Estimativas contábeis***

A preparação das demonstrações financeiras combinadas consolidadas exige que a Administração da Companhia elabore algumas estimativas e premissas aos valores informados dos ativos e passivos, às informações dos ativos e obrigações eventuais na data das demonstrações financeiras combinadas consolidadas, e aos valores informados das receitas e despesas durante o exercício. Itens significativos objeto dessas estimativas e premissas incluem os valores contábeis do imobilizado, intangíveis, créditos de imposto de renda diferido, obrigações ambientais, obrigações ligadas à retirada de ativos, avaliação de instrumentos derivativos e o valor justo dos instrumentos financeiros. Os resultados reais podem diferir dessas estimativas. A Companhia revisa as estimativas e pressupostos trimestralmente.

- ***Ativo imobilizado***

O ativo imobilizado está valorizado ao custo de aquisição, incluindo os juros capitalizados durante a construção das principais instalações novas, excluindo a depreciação acumulada. Os juros sobre empréstimos denominados em moeda estrangeira, durante a construção, são capitalizados usando taxas de juros médias ou contratuais, exclusivas dos ganhos e prejuízos resultantes da variação cambial. A depreciação do ativo imobilizado é ou será calculada com base no método linear de vida útil dos ativos, conforme detalhado na Nota Explicativa nº 8. Os direitos minerais são ou serão amortizados usando o método de unidade produzida. As reservas de madeira são expressas ao custo, menos a exaustão acumulada, que será determinada com base na unidade de produção.

- ***Ativos intangíveis***

Os ativos intangíveis compreendem direitos de concessão de ferrovias, que são contabilizados pelo custo. A amortização é calculada segundo o método linear durante o período do contrato de concessão correspondente, que é de 20 anos.

- ***Recuperabilidade dos ativos de vida longa***

De acordo com a Declaração FASB nº 144, ativos de longa duração, como o imobilizado e os intangíveis, são avaliados para verificação de sua recuperabilidade, sempre que ocorrências ou mudanças circunstanciais indicarem que o valor contábil de um ativo possa não ser recuperável. A recuperabilidade de um ativo a ser mantido e utilizado é avaliada comparando o valor contábil de um ativo, com os fluxos de caixa futuros não descontados, previstos para geração por um ativo. Caso o valor contábil ultrapasse os referidos fluxos de caixa futuros estimados, um valor ligado à deterioração é reconhecido através do qual este valor contábil do ativo ultrapassa o valor justo do ativo. Ativos a serem alienados seriam apresentados separadamente no balanço e expressos ao menor valor contábil ou valor justo menos custos com venda, e não mais seriam depreciados. O ativo e o passivo de uma alienação, classificados como à venda, seriam apresentados separadamente nas devidas seções do balanço destinadas ao ativo e ao passivo.

- ***Remuneração através de ações***

  Os planos de remuneração de colaboradores através de ações são contabilizados conforme a Declaração do FASB nº 123 (revisada 2004) - *Share-Based Payment* ("SFAS no. 123(R)"), para transações nas quais a Companhia permute seus instrumentos de capital por mercadorias ou serviços, com foco primário em transações nas quais a Companhia obtém serviços de mão-de-obra em transações com pagamento em ações. Os instrumentos de capital transferidos por uma parte relacionada ou detentor de participação econômica na Companhia a seus colaboradores e administradores também estão sujeitas às disposições da Declaração nº 123(R), exceto quando a permuta tenha se dado por outro motivo além de remuneração.

  SFAS nº 123(R) é uma versão revisada da Declaração nº 123 e substitui a *APB Opinion no. 25 - Accounting for Stock Issued to Employees,* bem como sua respectiva orientação de implementação. Essa Declaração requer a mensuração dos custos dos serviços de mão-de-obra recebidos em troca da remuneração através de ações com base na data de concessão do valor contábil das opções de remuneração de colaboradores através de ações emitidas. Os custos adicionais de remuneração provenientes das modificações posteriores de bônus após a data de concessão serão reconhecidos.

- ***Prejuízo por ação***

  Os valores do prejuízo por ação básico foram calculados dividindo-se o prejuízo pela média ponderada de ações ordinárias em circulação. Os valores do prejuízo por ação diluído foram calculados dividindo-se o prejuízo pela média ponderada de ações ordinárias em circulação, mais o potencial diluente das ações ordinárias calculado para as opções de compra de ações em circulação usando o método de ações em tesouraria.

- ***Informações do segmento***

  A Companhia adotou a *SFAS no. 131 - Disclosures about Segments of an Enterprise and Related Information*, que introduz o conceito de "abordagem de gerenciamento" para a divulgação de informações do segmento, em que a informação financeira deve ser divulgada entendendo-se que o responsável por tomar a decisão utilize essa informação internamente para decidir como alocar fundos para os segmentos e para avaliar o desempenho. A Administração concluiu que a Companhia possui um único segmento a ser divulgado - minério de ferro.

- ***Lucro abrangente***

  O lucro abrangente inclui todas as mudanças no patrimônio líquido durante o período, provenientes de fontes outras que os acionistas.

- ***Custos relacionados à emissão de títulos de renda variável relacionados à oferta pública inicial da Companhia***

  Os custos de registro e emissão de títulos de renda variável relacionados à oferta pública inicial da Companhia são reconhecidos como a redução do valor justo outrora determinável dos títulos emitidos.

- ***Compromissos e contingências***

As obrigações para os passivos contingentes, incluindo custos de reparação ambiental fora do escopo da *FASB Statement no. 143 - Accounting for Asset Retirement Obligations*, resultantes de ações, avaliações, litígios, multas e penalidades e outras fontes são registradas quando for provável de perda e o montante da avaliação e/ou reparação possa ser razoavelmente estimado. A recuperação de custos de remediação ambiental por parte de terceiros, de realização provável, são registrados separadamente como ativos, e não estão sendo compensados com o passivo ambiental relacionado, conforme a *FASB Interpretation no. 39 - Offsetting of Amounts Related to Certain Contracts*.

A Companhia mantém provisão para perdas associadas com as obrigações de recuperação ambiental fora do escopo da *Statement no. 143* quando essas perdas são prováveis e razoavelmente estimáveis. A provisão para perdas estimadas resultantes das obrigações de recuperação ambiental são geralmente reconhecidas antes da finalização do estudo de viabilidade de recuperação. Essas provisões são ajustadas quando da disponibilização de mais informações ou quando as circunstâncias mudam. Os custos das despesas futuras com obrigações de recuperação ambiental são descontados ao seu valor presente.

A Companhia registra obrigações ligadas à retirada de ativos conforme a *FASB Statement no. 143*. Com base no *SFAS no. 143*, o valor justo das obrigações ligadas à retirada de ativos é registrado como passivo numa base descontada quando incorrido. Os montantes registrados para os ativos em questão sofrerão variações decorrentes da movimentação dessas obrigações e depreciação ao longo da vida útil desses ativos pelo método de unidade produzida. Ao longo do tempo, os montantes reconhecidos como passivos sofrerão variações em seu valor presente até que os ativos em questão sejam desativados ou vendidos.

- ***Reclassificações***

Determinadas reclassificações foram realizadas nas demonstrações financeiras consolidadas combinadas de exercícios anteriores para fins de consistência com a apresentação do exercício corrente.

*(Em milhares de dólares norte-americanos, exceto quando mencionado em contrário)*

## 2 Aplicações financeiras e retenções contratuais

As aplicações financeiras representam os montantes investidos nos fundos exclusivos administrados por instituições financeiras e atrelados aos títulos do governo e a títulos privados (CDB) de instituições financeiras de primeira linha, bem como títulos privados (Notas de Crédito e Debêntures) emitidos por companhias e instituições financeiras, todos com rentabilidade média equivalente ao DI Cetip (CDI - Certificado de Depósito Interbancário).

A Companhia possui parte de seus investimentos financeiros retidos em garantia, conforme mencionado na Nota Explicativa nº 13d, no montante total de $67.952, e não há perda no reconhecimento de juros referentes a essas aplicações financeiras.

A carteira de aplicação financeira em 31 de dezembro de 2006 é a seguinte:

| | Natureza dos investimentos | | | | | |
|---|---|---|---|---|---|---|
| **Instituição financeira** | **Debêntures (a)** | **Fundos Abertos de Investimentos (b)** | **Over Selic (c)** | **LTN Over (d)** | **CDB (e)** | **Total** |
| Fundos exclusivos: | | | | | | |
| Banco Pactual | 336.295 | 7.456 | - | 212 | - | 343.963 |
| Credit Suisse | - | - | 13.984 | 49.928 | 3.870 | 67.782 |
| Total fundos exclusivos | 336.295 | 7.456 | 13.984 | 50.140 | 3.870 | 411.745 |
| Outras aplicações: | | | | | | |
| Banco Itaú BBA | 17.952 | - | - | - | - | 17.952 |
| Unibanco e outros | - | - | - | - | 971 | 971 |
| Total outras aplicações | 17.952 | - | - | - | 971 | 18.923 |
| Total de aplicações | 354.247 | 7.456 | 13.984 | 50.140 | 4.841 | 430.668 |
| Aplicações financeiras | | | | | | 362.716 |
| Bloqueio relativo a retenções contratuais | | | | | | 67.952 |
| Total de aplicações financeiras, líquidas | | | | | | 430.668 |

*(Em milhares de dólares norte-americanos, exceto quando mencionado em contrário)*

(a) Títulos da dívida emitidos por companhias brasileiras.

(b) Ações de fundos de investimentos.

(c) Caixa depositado em bancos.

(d) Letras do Tesouro Nacional emitidas pelo governo brasileiro.

(e) Certificados de Depósito Interbancário emitidos por bancos brasileiros.

Os fundos exclusivos são regularmente auditados por auditores independentes e estão sujeitos a obrigações restritas ao pagamento dos serviços prestados pelo fundo administrador dos ativos, atribuídos à operação dos investimentos, como taxas de custódias, auditoria e outras despesas. Não há obrigações financeiras relevantes, bem como ativos da Companhia para garantia de tais obrigações.

## 3 Contas a receber de clientes

As contas a receber de clientes são principalmente relacionadas às exportações de minério da controlada MMX Corumbá, no montante de $1.948, de um total de contas a receber de clientes no valor de $2.170.

## 4 Impostos a recuperar

Os impostos a recuperar incluem:

| | **2006** | **2005** |
|---|---|---|
| Imposto de renda retido na fonte | 4.631 | 215 |
| ICMS | 3.894 | - |
| Outros | 278 | 6 |
| | 8.803 | 221 |

## 5 Estoques

Em 31 de dezembro de 2006, os estoques eram compostos por produtos acabados de minério de ferro provenientes do início das operações de duas minas da MMX Corumbá.

## 6 Instrumentos financeiros derivativos

As controladas da Companhia possuem instrumentos financeiros derivativos para administrar a exposição de seus instrumentos de dívida denominados em moeda estrangeira. As controladas da Companhia somente se utilizam de instrumentos financeiros derivativos para fins de *hedging* do fluxo de caixa. Ou seja, as controladas não realizam especulação por meio de derivativos. De modo a reduzir o impacto da flutuação cambial, as controladas adotaram a política de utilizar contratos de *swap*.

Ao utilizar instrumentos financeiros derivativos para administrar a exposição à flutuação cambial, as controladas se expõem a riscos de crédito e de mercado. Risco de crédito é a não-execução dos termos do contrato derivativo pela outra parte. Quando o valor justo de um contrato derivativo é positivo, a outra parte deve às controladas, o que gera um risco de crédito para as controladas. Quando o valor justo de um contrato derivativo é negativo, as controladas devem à outra parte e, então, não possuem risco de crédito. As controladas reduzem seu risco em instrumentos financeiros derivativos realizando transações com partes de alta qualidade.

O risco de mercado, nesse caso, é o efeito adverso sobre o valor de um instrumento financeiro que resulte de uma mudança nas taxas de câmbio, administrado pelo estabelecimento e monitoramento de parâmetros que limitem os tipos e os graus de riscos de mercado que podem ser assumidos.

A Administração monitora e avalia sua posição global diariamente de modo a avaliar os resultados financeiros e o impacto sobre os fluxos de caixa das controlodas. Todos os instrumentos financeiros derivativos são contabilizados a valor de mercado em cada data do balanço patrimonial, com o impacto das mudanças em seu valor justo registrado como receita ou despesa financeira.

*(Em milhares de dólares norte-americanos, exceto quando mencionado em contrário)*

Nos exercícios findos em 31 de dezembro de 2006 e 2005, e no acumulado desde a formação da Companhia em 16 de janeiro de 2001 a 31 de dezembro de 2006, ganhos de $12.307, $0 e $12.317, respectivamente, foram efetivamente realizados e os ganhos não realizados de $9.482, $630 e $9.482, respectivamente, para os mesmos períodos mencionados acima e ambos registrados nas demonstrações de resultados.

## 7 Valor justo de instrumentos financeiros

Os montantes a seguir dos valores justos foram determinados utilizando-se informações disponíveis no mercado e metodologias apropriadas de avaliação. Contudo, é necessário um critério considerável para interpretar os dados do mercado e desenvolver as estimativas do valor justo. Assim sendo, as estimativas ora apresentadas não são necessariamente um indicativo dos montantes que a Companhia poderia realizar a taxas de câmbio correntes. Determinadas premissas foram usadas para estimar o valor de cada tipo de instrumentos financeiro para os quais seja possível estimar esse valor.

Os valores justos estimados dos instrumentos financeiros são os seguintes:

| | 2006 | | 2005 | |
|---|---|---|---|---|
| | **Valor contábil** | **Valor justo** | **Valor contábil** | **Valor justo** |
| Ativos financeiros: | | | | |
| Caixa e equivalentes a caixa | 1.743 | 1.743 | 18.158 | 18.158 |
| Instrumentos financeiros derivativos | 9.482 | 9.482 | 630 | 630 |
| Aplicações financeiras | 362.716 | 362.716 | - | - |
| Retenções contratuais | 67.952 | 67.952 | 4.800 | 4.800 |
| Passivos financeiros: | | | | |
| Empréstimos e financiamentos: | | | | |
| Em moeda estrangeira | 171.696 | 172.638 | 65.500 | 65.078 |
| Em moeda local | 7.278 | 7.278 | - | - |
| Notas a pagar: | | | | |
| Em moeda estrangeira | 11.276 | 11.276 | 53.882 | 53.882 |
| Em moeda local | 9.832 | 9.832 | 13.930 | 13.930 |

***Critérios, pressupostos e condições para o cálculo do valor de mercado***

*Caixa e equivalentes a caixa*

O valor contábil aproxima-se do valor de mercado desses títulos comerciais devido ao vencimento de curto prazo desses instrumentos.

*Aplicações financeiras e retenções contratuais*

Tanto o valor contábil quanto o valor justo das aplicações financeiras, incluindo "a parte retida como garantia", são calculados com base nas taxas atualmente aplicáveis para tal tipo de títulos da dívida.

*Empréstimos e financiamentos*

O valor justo dos empréstimos e financiamentos da Companhia é estimado descontando-se os fluxos de caixa futuros de cada instrumento a taxas atualmente oferecidas à Companhia para instrumentos da dívida similares com vencimentos compatíveis pelos banqueiros da Companhia.

*Notas a pagar*

O valor justo das notas a pagar é calculado e registrado pelo desconto dos fluxos de caixa da Companhia usando uma taxa de juros de 8%, sempre que as notas não incluírem uma taxa de juros especificada. Isso resulta no reflexo de uma condição mais favorável que estaria normalmente disponível à controlada. O valor justo das notas a pagar com taxas de juros explícitas se aproxima do valor contábil devido ao vencimento de curto prazo dessas notas.

*Instrumentos financeiros derivativos - swaps*

O valor justo é determinado com base na cotação fornecida pelas instituições financeiras que emitiram os instrumentos financeiros.

*(Em milhares de dólares norte-americanos, exceto quando mencionado em contrário)*

A tabela a seguir apresenta os valores justos estimados dos instrumentos financeiros derivativos da Companhia em 31 de dezembro de 2006 e 2005:

| | Valor justo | |
|---|---|---|
| | **2006** | **2005** |
| Operações de *swap*: | | |
| Para um montante de $2.500 (Banco Itaú BBA), com vencimento em janeiro de 2006 | - | 56 |
| Para um montante de $4.000 (Banco Itaú BBA), com vencimento em janeiro de 2006 | - | 90 |
| Para um montante de $10.000 (Banco Itaú BBA), com vencimento em janeiro de 2006 | - | 221 |
| Para um montante de $12.000 (Unibanco S.A.), com vencimento em janeiro de 2006 | - | 263 |
| Para um montante de $30.000 (Banco Santander), com vencimento em fevereiro de 2007 | 543 | - |
| Para um montante de $65.000 (Banco Pactual), com vencimento em fevereiro de 2007 | 1.664 | |
| Para um montante de $45.000 (Banco ABC Brasil), com vencimento em fevereiro de 2007 | 813 | - |
| Para um montante de $110.000 (Unibanco S.A.), com vencimento em fevereiro de 2007 | 2.816 | - |
| Para um montante de $45.000 (Banco ABN AMRO S.A.) com vencimento em fevereiro de 2007 | 1.152 | - |
| Para um montante de $50.000 (Banco Votorantim), com vencimento em fevereiro de 2007 | 1.280 | - |
| Para um montante de $35.000 (Banco Pactual), com vencimento em fevereiro de 2007 | 774 | - |
| Para um montante de $20.000 (Unibanco S.A.), com vencimento em fevereiro de 2007 | 440 | - |
| Total | 9.482 | 630 |

*(Em milhares de dólares norte-americanos, exceto quando mencionado em contrário)*

## 8 Imobilizado

| | Taxa de depreciação - exaustão anual (%) | 31 de dezembro de 2006 | | | 31 de dezembro de 2005 | | |
|---|---|---|---|---|---|---|---|
| | | Custo | Depreciação acumulada | Líquido | Custo | Depreciação acumulada | Líquido |
| Direitos minerais | (*) | 89.381 | (156) | 89.225 | 101.612 | - | 101.612 |
| Obrigação ligadas à retirada de ativos | (*) | 5.157 | - | 5.157 | 4.710 | - | 4.710 |
| Terrenos | - | 28.680 | - | 28.680 | 2.478 | - | 2.478 |
| Florestas | (**) | 2.906 | - | 2.906 | - | - | |
| Aeronave | 10 | 5.680 | (283) | 5.397 | - | - | - |
| Equipamentos de ferrovia | 5 | 2.942 | (41) | 2.901 | - | - | - |
| Máquina e equipamentos | 10 | 16.415 | (550) | 15.865 | 970 | (15) | 955 |
| Móveis e utensílios | 10 | 1.105 | (98) | 1.007 | 162 | (9) | 153 |
| Veículos | 20 | 1.230 | (122) | 1.108 | 179 | (10) | 169 |
| Equipamento de informática | 20 | 1.385 | (120) | 1.265 | 188 | (10) | 178 |
| Obras em andamento | - | 37.882 | - | 37.882 | - | - | - |
| Outros | 20 | 321 | (27) | 294 | 15 | (4) | 11 |
| Total | | 193.084 | (1.397) | 191.687 | 110.314 | (48) | 110.266 |

(*) Método unidade produzida.

(**) A exaustão das reservas florestais será calculada com base no volume de madeiras cortada em relação ao volume potencial existente.

Nos exercícios findos em 31 de dezembro de 2006 e 2005, e no acumulado desde a formação em 16 de janeiro de 2001, a Companhia havia capitalizado juros no montante de $637, $0 e $637, respectivamente.

*(Em milhares de dólares norte-americanos, exceto quando mencionado em contrário)*

Todos os itens do ativo imobilizado estão localizados no Brasil e serão empregados no negócio de mineração. A Administração da Companhia acredita que o saldo dos referidos ativos imobilizados é recuperável através dos fluxos de caixa de suas operações futuras, a partir da data de início dessas operações.

***Direitos minerais***

Os direitos minerais encontram-se detalhados a seguir:

| **Controlada** | **Estado** | **Direitos de Mineração** | **2006** | **2005** |
|---|---|---|---|---|
| Aquisições: | | | | |
| (a) IRX | Bahia | Minério de ferro | 79 | 68 |
| (b) MMX Minas-Rio | Minas Gerais | Minério de ferro | - | 3.723 |
| (c) MMX Minas-Rio | Minas Gerais | Minério de ferro | 14.277 | 15.632 |
| (d) MPC | Minas Gerais | Minério de ferro | 53.744 | 69.968 |
| (e) MMX Corumbá | Mato Grosso do Sul | Minério de ferro | 7.872 | 7.332 |
| (f) MMX Corumbá | Mato Grosso do Sul | Minério de ferro | 5.515 | 4.889 |
| | | | 81.487 | 101.612 |
| Adiantamentos para aquisição de direitos minerais: | | | | |
| (g) MMX Minas-Rio | Minas Gerais | Minério de ferro | 1.152 | - |
| (h) MMX Minas-Rio | Minas Gerais | Minério de ferro | 723 | - |
| (i) MMX Minas-Rio | Minas Gerais | Minério de ferro | 5.863 | - |
| | | | 7.738 | - |
| **Total** | | | 89.225 | 101.612 |

(a) Direitos minerais adquiridos em 9 de setembro de 2004.

*(Em milhares de dólares norte-americanos, exceto quando mencionado em contrário)*

**(b)** Localizado na região do Quadrilátero Ferrífero e adquirido pela controlada MMX Minas-Rio em 14 de setembro de 2005, pelo custo inicial de $3.748, por meio de um pagamento inicial de $600 e obrigação de pagamento no valor de $3.148. Em 14 de agosto de 2006, a Companhia rescindiu o contrato de compra, devolvendo os direitos minerais ao vendedor. Desta forma, a controlada baixou os direitos minerais de $4,036 em contrapartida à obrigação a pagar de $3,398. A parcela remanescente de $638 foi reconhecida como perda ao resultado.

**(c)** Localizado na região do Quadrilátero Ferrífero e adquirido pela controlada MMX Minas-Rio em 19 de outubro de 2005, ao custo de $14.277 a valor presente, do qual o total de $4.445 foi pago em 3 de novembro de 2005, 20 de fevereiro de 2006 e 30 de abril de 2006. O valor remanescente de $9.832 (principal mais juros acumulados) será pago em parcelas, conforme descrito na Nota Explicativa nº 12b.

**(d)** Localizado na região do Quadrilátero Ferrífero e adquirido em 17 de agosto de 2005, por meio da aquisição de quotas da MPC, a detentora dos referidos ativos. O valor total da operação foi de $69.112 a valor presente, e a primeira parcela de $20.000 foi paga em 2005. Conforme mencionado na Nota Explicativa nº 12c, em 23 de outubro de 2006, a controlada MMX Minas-Rio assinou aditivo ao contrato de compra original para a aquisição de quotas da MPC, em função da reavaliação convencional dos ativos desta. Este aditamento resultou em uma redução no valor total do título a pagar remanescente para $29.570 (valor nominal de $30.500), dos quais $20.000 foram pagos em dezembro de 2006. O valor do título a pagar de curto prazo referente a esta aquisição é de $10.050 (valor nominal de $10.500) em 31 de dezembro de 2006.

Em 10 de janeiro de 2006, o DNPM outorgou à controladora, novos direitos minerais na mesma região ao custo de R$1 (equivalente a $0,47).

**(e)** Localizado no Município de Corumbá, adquirido pela controlada MMX Corumbá em agosto de 2005, ao custo inicial de $7.500, que foi pago integralmente em 2005.

**(f)** Localizado no Município de Corumbá, adquirido pela controlada MMX Corumbá em agosto de 2005, ao custo inicial de $5.000, que foi pago integralmente em 2005.

*(Em milhares de dólares norte-americanos, exceto quando mencionado em contrário)*

(g) Em 13 de março de 2006 (e um aditamento contratual em agosto de 2006), foi celebrado um contrato de opção para a compra dos direitos minerais de exploração de minério de ferro na região da Serra do Espinhaço, pelo qual foi pago o equivalente a $1,150 como opção de compra. Se a controlada exercer a opção de compra, ela pagará um valor adicional de aproximadamente $16.000 em vinte parcelas mensais, iguais e consecutivas no valor aproximado de $800, ajustado pelo índice de poupança, sendo a primeira devida por ocasião do exercício da opção de compra. Em 24 de janeiro de 2007, foi exercida a opção de compra deste direito.

(h) Em 3 de março de 2006, foi celebrado um contrato de opção no valor de $500, para a compra dos direitos minerais de exploração de minério de ferro na região da Serra do Espinhaço. Esse valor foi pago integralmente. Em 11 de dezembro de 2006, foi assinado um aditamento ao contrato original, aumentando a opção em $200, a ser paga em quatro parcelas mensais e iguais a partir de dezembro de 2006. A determinação do valor total está sujeita à dimensão da reserva mineral, bem como em relação ao teor de minério de ferro, que será estabelecido por meio de um programa de pesquisa a ser implementado.

(i) Em 28 de abril de 2006, foi celebrado um contrato de opção para a compra dos direitos minerais de exploração de minério de ferro na região do Quadrilátero Ferrífero, pelo qual a empresa pagou $6.000 a título de opção de compra. A opção de compra foi prorrogada por mais 8 meses, mediante o pagamento adicional de $18.500, realizado em 6 de março de 2007.

Em 14 de julho de 2006, a controlada MMX Amapá e a MPBA (terceiro) celebraram um contrato por meio do qual a MPBA transferiu à MMX Amapá os direitos minerais que eram objeto de exploração compartilhada anteriormente (DNPM #852.730/93, #858.010/99 e #858.114/04). Pela cessão dos direitos, a MMX Amapá concordou em pagar à MPBA o equivalente a 1% da receita bruta obtida com a venda ou qualquer outra forma de alienação de minério de ferro ou de outros minerais não preciosos provenientes dos referidos direitos minerais.

*(Em milhares de dólares norte-americanos, exceto quando mencionado em contrário)*

### *Operação de lease-back de aeronave*

A controlada MMX Metálicos adquiriu uma aeronave em fevereiro de 2006, pelo valor de $6.000, e, posteriormente, em 16 de maio de 2006, a controlada assinou um contrato de *sale-lease-back* no valor de $5.400, pelo prazo de 120 meses e com valor residual de $1.350. O prejuízo de $600 foi reconhecido na demonstração do resultado. As amortizações do contrato de leasing são trimestrais e iniciaram-se em setembro de 2006.

## 9 Ativos intangíveis, líquidos

Os ativos intangíveis consistem no seguinte:

| | **2006** | **2005** |
|---|---|---|
| Direitos de concessão | 380 | - |
| Amortização acumulada | (17) | - |
| | 363 | - |

A despesa total de amortização de ativos intangíveis foi de aproximadamente $17 e $0 nos exercícios findos em 31 de dezembro de 2006 e 2005, respectivamente. A despesa de amortização estimada para cada um dos cinco exercícios seguintes é como segue:

| | |
|---|---|
| 2007 | 20 |
| 2008 | 20 |
| 2009 | 20 |
| 2010 | 20 |
| 2011 | 20 |

*(Em milhares de dólares norte-americanos, exceto quando mencionado em contrário)*

## 10 Adiantamento para futura aquisição de investimento

Em 11 de julho de 2006, a controlada MMX Corumbá adiantou a importância de $1,018 para a futura aquisição de quotas da empresa Mineral Service Ltda. ("Mineral Service"), que é a proprietária dos direitos minerais de exploração de minério de ferro no Estado de Mato Grosso do Sul. A conclusão da aquisição está sujeita à transferência efetiva dos direitos de lavra para a Mineral Service e o custo total será de $14.000, o qual será pago depois de a Mineral Service ter cumprido alguns termos do contrato. Se a Mineral Service não cumprir os termos do contrato, a MMX terá o direito de solicitar o reembolso do valor antecipado. A Companhia concedeu uma garantia a favor da MMX Corumbá, no valor de $17.952, para esta operação.

## 11 Obrigações ligadas à retirada de ativos

A Companhia possui obrigações ligadas à retirada de ativos provenientes de exigências normativas de cumprimento de tais obrigações quando do término do direito de realizar a atividade de mineração. O passivo é mensurado inicialmente pelo valor justo e subseqüentemente ajustado pelo acréscimo da despesa e variações no valor ou nas datas dos fluxos de caixa estimados. Os custos de retirada de ativos correspondentes são capitalizados e serão depreciados durante a vida útil dos respectivos ativos de longa duração, pelo método da unidade de produção. A tabela a seguir apresenta as obrigações ligadas à retirada de ativos nos exercícios findos em 31 de dezembro de 2006 e 2005 e acumulado desde a formação (16 de janeiro de 2001) a 31 de dezembro de 2006:

| | 2006 | 2005 | Acumulado desde a constituição (16 de janeiro de 2001) a 31 de dezembro de 2006 |
|---|---|---|---|
| Saldo inicial: | 4.710 | - | - |
| Passivo adicional incorrido | - | 4.710 | 4.710 |
| Acréscimo da despesa | 1.169 | - | 1.169 |
| Saldo final | 5.879 | 4.710 | 5.879 |

*(Em milhares de dólares norte-americanos, exceto quando mencionado em contrário)*

## 12 Notas a pagar

| | | 2006 | | 2005 | |
|---|---|---|---|---|---|
| | | **Curto prazo** | **Longo prazo** | **Curto prazo** | **Longo prazo** |
| Relacionadas à aquisição de direitos minerais pela MMX Minas-Rio: | | | | | |
| valor nominal de $3.400, sem incidência de juros, com vencimento em setembro de 2006 (menos desconto não amortizado baseado na taxa de juros embutida de 8% - 2005, $182) | (a) | - | - | 3.218 | - |
| valores nominais de $13.833 e $15.262 em 31 de dezembro de 2006 e 2005, respectivamente, sem incidência de juros (menos desconto não amortizado baseado na taxa de juros embutida de 8% - 2006: $4.000; 2005: $1.332), com vencimento em fevereiro e abril de 2006 e outubro de 2009, 2010 e 2011 | (b) | - | 9.832 | 6.078 | 7.852 |
| Outros | | 943 | 283 | 275 | 275 |
| Relacionadas à aquisição de controlada pela MMX Minas-Rio: | | | | | |
| conta a pagar expressa em dólares norte-americanos: valores nominais de $10.500 e $55.520 até 31 de dezembro de 2006 e 2005; com incidência de taxa de juros baixa (menos desconto não amortizado baseado na taxa de juros embutida de 8% - 2006: $450; 2005: $5.406) | (c) | 10.050 | - | 24.556 | 24.556 |
| Juros provisionados | | - | - | 501 | 501 |
| Total | | 10.993 | 10.115 | 34.628 | 33.184 |

*(Em milhares de dólares norte-americanos, exceto quando mencionado em contrário)*

(a) Em 14 de agosto de 2006, a controlada rescindiu o contrato de compra, devolvendo os direitos minerais ao vendedor e baixando o passivo, conforme mencionado na Nota Explicativa nº 8b.

(b) Saldo remanescente a ser pago ao vendedor, em três parcelas, todas indexadas pelo IGP-M, com vencimentos em 19 de outubro de 2009, 2010 e 2011, nos valores de $3.146, $3.343 e $3.343, respectivamente, conforme estabelecido em alteração contratual datada de 1º de julho de 2006. Como estes títulos a pagar não incluem juros, refletindo assim uma condição mais favorável do que de outra forma estaria disponível para a controlada MMX Minas-Rio, eles foram descontados mediante a aplicação de uma taxa de juros de mercado de 8% ao ano, e o decréscimo correspondente foi registrado no valor contábil dos direitos minerais, no balanço patrimonial.

(c) Valor relacionado à aquisição da controlada MPC, devido aos vendedores. Em 3 de dezembro de 2006, a importância de $20.000 foi paga e o saldo remanescente de $55.000 (valor nominal) seria pago em 23 de junho de 2008, com juros de 2,5% a.a.

A Companhia concedeu os direitos minerais da MPC como garantia. Como esses títulos a pagar refletiam uma taxa de juros mais favorável do que de outra forma estaria disponível para a controlada MMX Minas-Rio, eles foram descontados mediante a aplicação de uma taxa de juros de mercado de 8% ao ano, e o decréscimo correspondente foi registrado no valor contábil dos direitos minerais no balanço patrimonial.

Conforme mencionado na Nota Explicativa nº 8d, em 23 de outubro de 2006, a controlada MMX Minas-Rio efetuou um aditamento ao contrato de compra original para a aquisição de ações da MPC, em função da reavaliação convencional dos ativos desta. Esse aditamento resultou em uma redução no valor total do título remanescente relacionado a esta aquisição de $22.660 (valor nominal de $24.500), ou seja, de $52.230 (valor nominal de $55.000) para $29.570 (valor nominal de $30.500). Esta diferença de $22.660 foi creditada nos direitos minerais.

Em 3 de dezembro de 2006, a Companhia pagou $19.728 (valor nominal de $20.000). O saldo remanescente de $9.841 (valor nominal de $10.500) será pago em 30 de julho de 2007.

*(Em milhares de dólares norte-americanos, exceto quando mencionado em contrário)*

## 13 Empréstimos e financiamentos

| Banco | Moeda | Juros % a.a. | Data de vencimento final | Garantias | 31 de dezembro de 2006 | 31 de dezembro de 2005 |
|---|---|---|---|---|---|---|
| Unibanco S.A. | US$ | 6,60 | Jun. 2007 | (a) | 5.000 | |
| Banco Itaú BBA S.A. | US$ | 8,10 | Set. 2007 | (e) | 4.000 | 4.000 |
| Banco Itaú BBA S.A. | US$ | 6,10 | Nov. 2006 | (a) | - | 5.000 |
| Banco Itaú BBA S.A. | US$ | 6,95 | Mar. 2006 | (a) | - | 1.000 |
| Banco Itaú BBA S.A. | US$ | 8,30 | Mar. 2007 | (e) | 1.000 | - |
| Banco ABN AMRO Real S.A. | US$ | 6,70 | Mar. 2007 | (a) | 4.500 | - |
| Banco Itaú BBA S.A. | US$ | 6,95 | Jan. 2006 | (a) | - | 10.000 |
| Unibanco S.A. | US$ | Libor + 2,95 | Jul. 2008 | (b)/(c)/(e) | 12.000 | 12.000 |
| Unibanco S.A. | US$ | Libor + 2,95 | Set. 2008 | (c)/(e) | 8.000 | - |
| Unibanco S.A. | US$ | Libor + 2,95 | Jul. 2008 | (c)/(e) | 6.500 | - |
| Unibanco S.A. | US$ | Libor + 2,95 | Jul. 2008 | (c)/(e) | 5.000 | - |
| Unibanco S.A. | US$ | Libor + 2,95 | Set. 2008 | (c)/(e) | 5.000 | - |
| Unibanco S.A. | US$ | Libor + 2,95 | Nov. 2008 | (c)/(e) | 3.500 | - |
| Unibanco S.A. | Real | CDI + 1,21 | Jan. 2007 | (e) | 1.115 | - |
| Banco Itaú BBA S.A. | US$ | 8,10 | Set. 2007 | (e) | 2.500 | 2.500 |
| Unibanco S.A. | US$ | 6,90 | Jul. 2007 | (e) | 5.000 | |
| Banco Itaú BBA S.A. | US$ | 6,60 | Jun. 2007 | (a) | 5.000 | - |
| Banco ABN AMRO Real S.A. | US$ | Libor + 3,28 | Set. 2007 | (d) | 50.000 | - |
| Banco ABN AMRO Real S.A. | US$ | Libor + 2,85 | Jul. 2016 | (a) | 5.196 | - |
| Unibanco S.A. | US$ | Libor + 4,10 | Set. 2008 | (a) | 12.000 | 12.000 |
| Banco ABC S.A. | US$ | Libor + 3,50 | Out. 2007 | (a) | 5.000 | 5.000 |
| Banco BBM S.A. | US$ | 7,80 | Mai. 2007 | (e) | 3.500 | - |
| Banco Itaú BBA S.A. | US$ | 7,50 | Jun. 2007 | (e) | 5.000 | - |
| Banco Itaú BBA S.A. | US$ | 7,60 | Jun. 2007 | (e) | 4.000 | 4.000 |
| Banco ABN AMRO Real S.A. | US$ | 7,80 | Dec. 2006 | (a) | - | 10.000 |
| BNDES | Real | 12,60 | Out. 2010 | (a) | 1.066 | - |
| Banco Votorantim S.A. | US$ | 7,55 | Mar. 2007 | (e) | 2.000 | - |
| Banco Votorantim S.A. | US$ | 7,40 | Abr. 2007 | (e) | 3.000 | - |

# Notas explicativas às demonstrações financeiras combinadas consolidadas

*(Em milhares de dólares norte-americanos, exceto quando mencionado em contrário)*

| Banco | Moeda | Juros % a.a. | Data de vencimento final | Garantias | 31 de dezembro de 2006 | 31 de dezembro de 2005 |
|---|---|---|---|---|---|---|
| Banco Votorantim S.A. | US$ | 7,40 | Mai. 2007 | (e) | 5.000 | - |
| BNDES | Real | 12,60 | Mar. 2010 | (a) | 392 | - |
| BNDES | Real | 11,60 | Ago. 2010 | (a) | 4.000 | - |
| BNDES | Real | 5,60 | Ago. 2010 | (a) | 705 | - |
| CITIBANK | US$ | 5,95 | Nov. 2007 | (a) | 10.000 | - |
| | | | | | 178.974 | 65.500 |
| Curto prazo | | | | | 117.467 | 55.344 |
| Longo prazo | | | | | 61.507 | 10.156 |
| | | | | | 178.974 | 65.500 |
| Juros provisionados | | | | | 2.444 | 1.234 |

*(Em milhares de dólares norte-americanos, exceto quando mencionado em contrário)*

Em 31 de dezembro de 2006, os vencimentos dos empréstimos e financiamentos da Companhia são os seguintes:

| | |
|---|---|
| 2007 | 117.872 |
| 2008 | 52.405 |
| 2009 | 405 |
| 2010 | 4.716 |
| 2011 e | 405 |
| Posteriormente | 3.171 |
| Total | 178.974 |

Todos os empréstimos e financiamentos mencionados acima serão pagos em uma parcela na data do vencimento.

Garantias:

(a) Todas as dívidas são garantidas por aval pessoal do acionista controlador na condição de interveniente ou coobrigado.

(b) 30% do saldo em 31 de dezembro de 2005 estava garantido pela retenção contratual, no montante de $4.800 registrada no ativo circulante e não-circulante no balanço patrimonial.

(c) Penhor dos direitos minerais e garantia cedida pela controlada.

(d) Garantia em caixa, no montante de $67.952, registrada como "retenção contratual" no balanço patrimonial.

(e) Dívidas consolidadas das controladas garantidas pela Companhia.

*(Em milhares de dólares norte-americanos, exceto quando mencionado em contrário)*

Além dos instrumentos de dívida, as seguintes linhas de crédito estão disponíveis para a Companhia:

- A Companhia, por intermédio das controladas MMX Amapá e MMX Logística, possui uma linha de crédito no valor de $250.000, por um prazo de sete anos e com dois anos de carência, oferecida pelo Banco ABC Brasil S.A. e pelo Banco Itaú BBA, garantida por um contrato de exportação da produção de minério de ferro da Companhia. A linha de crédito está sujeita a uma séria de condições suspensivas, entre as quais estão a aprovação da operação e a constituição de garantias pelos comitês de crédito das instituições financeiras. Em 22 de fevereiro de 2007, ocorreu a assinatura do contrato desse empréstimo; e

- A Companhia, por intermédio da controlada MMX Minas-Rio, dispõe de uma linha de crédito junto ao Unibanco S.A. ("Unibanco"), no valor de $400.000, pelo prazo de cento e quarenta e quatro meses e com seis meses de carência. O Unibanco também atuará como assessor na contratação de $968.000 em linhas adicionais, totalizando $1.518.000 em conjunto com a linha direta do Unibanco. Estas linhas de crédito estão sujeitas a uma série de garantias e *covenants*, inclusive penhor de direitos minerais, penhor de ativos e outras garantias. O Unibanco liberou uma linha de $50.000 na modalidade de empréstimo-ponte para os investimentos iniciais do projeto e obtenção de licenças. A Companhia já havia utilizado integralmente esta linha de crédito em 31 de dezembro de 2006. A garantia oferecida consistia no penhor dos direitos minerais do processo nº 830.286 do DNPM, de propriedade da controlada MMX Minas-Rio.

*(Em milhares de dólares norte-americanos, exceto quando mencionado em contrário)*

## 14 Imposto de renda e contribuição social

O imposto de renda e a contribuição social incidentes sobre a receita de operações contínuas foi $0, nos exercícios findos em 31 de dezembro de 2006 e 2005 e para o período acumulado desde a constituição (16 de janeiro de 2001) até 31 de dezembro de 2006, e distinguem-se dos valores apurados para aplicação da alíquota de imposto de renda federal brasileiro de 34% (alíquota combinada do imposto de renda federal de 25% e contribuição social de 9%) para a pré-tributação da renda em operações contínuas em virtude do seguinte:

| | **2006** | **2005** | **Data de constituição da Companhia (16 de janeiro de 2001) a 31 de dezembro de 2006** |
|---|---|---|---|
| **Prejuízo antes do imposto de renda e contribuição social e participação de minoritários** | (66.968) | (13.185) | (80.635) |
| Benefício esperado para o imposto de renda e contribuição social às alíquotas estatutárias - 34% | 22.769 | 4.482 | 27.416 |
| Diferenças permanentes: | | | |
| Custos de oferta levados ao resultado do exercício (dedutíveis) para fins fiscais | 17.687 | - | 17.687 |
| Remuneração baseada em ações | (6.454) | - | (6.454) |
| Outros | 41 | - | (124) |
| | 34.043 | 4.482 | 38.525 |
| Provisão para realização alocada à despesa de imposto de renda diferida | (34.043) | (4.482) | (38.525) |
| Imposto de renda e contribuição social no exercício | - | - | - |

*(Em milhares de dólares norte-americanos, exceto quando mencionado em contrário)*

Os efeitos fiscais das diferenças temporárias geradoras de parcelas significativas do ativo fiscal diferido em 31 de dezembro de 2006 e 2005 estão apresentados a seguir:

| | **2006** | **2005** |
|---|---|---|
| Imposto de renda e contribuição social diferidos - ativo (passivo): | | |
| Prejuízos fiscais acumulados | 17.211 | 893 |
| Diferenças temporárias - diferenças entre as bases de cálculo fiscais no Brasil e a reportada: | | |
| Custos diferidos de entrada em operação contabilizados nos livros estatutários (local) | 23.219 | 3.570 |
| Desconto através de taxa de juros de mercado sobre notas a pagar e respectivos direitos minerais adquiridos | 1.291 | 233 |
| Ganho não realizado sobre instrumentos derivativos | (3.224) | (214) |
| Capitalização de custos de recuperação ambiental | (1.754) | (1.602) |
| Provisão para obrigação de retirada de ativos | 1.999 | 1.602 |
| Outros | (217) | - |
| Total do imposto de renda e contribuição social diferidos ativo, líquido | 38.525 | 4.482 |
| Menos - provisão para realização | (38.525) | (4.482) |
| Imposto de renda e contribuição social diferidos - ativo, líquido | - | - |

Os prejuízos fiscais podem ser compensados indefinidamente contra lucros de períodos futuros; entretanto, a compensação está limitada a 30% do lucro tributável do exercício corrente. Os totais dos prejuízos fiscais acumulados são $50.620 e $2.626 em 31 de dezembro de 2006 e 2005, respectivamente. A compensação com lucros de exercícios anteriores não é permitida.

*(Em milhares de dólares norte-americanos, exceto quando mencionado em contrário)*

A provisão para realização do imposto de renda e da contribuição social diferidos ativos em 31 de dezembro de 2006 e 2005 foi de $38.525 e $4.482, respectivamente. A variação líquida no total da provisão para realização para o período acumulado desde a constituição (16 de janeiro de 2001) a 31 de dezembro de 2006 e 2005 foi de $38.525 e $4.482, respectivamente.

Na avaliação da possibilidade de realização dos ativos fiscais diferidos, a Administração considera se há maior probabilidade ou não de que uma parte ou a totalidade do ativo fiscal diferido não será realizada. A realização final dos ativos diferidos fiscais depende da geração de lucros tributáveis futuros durante os períodos em que tais diferenças temporárias se tornarem dedutíveis. Para elaboração desta avaliação, a Administração considera a reversão do passivo fiscal diferido, lucros tributáveis projetados e planejamento tributário estratégico. Para plena realização dos ativos fiscais diferidos, a Companhia necessitará gerar lucros tributáveis futuros. A Administração considera que as controladas não gerarão lucros tributáveis futuros a curto prazo, a partir do início das operações, para recuperação total ou parcial do referido ativo fiscal. Como resultado, foi reconhecida uma provisão para realização de 100% do ativo fiscal diferido.

## 15 Provisão para contingências

A Companhia e suas controladas são partes em processos judiciais e administrativos, envolvendo questões cíveis e provenientes do curso normal das operações. Em 31 de dezembro de 2006, a Companhia registrou uma provisão total referente a estes processos no valor de $321 (registrada em outras contas a pagar), dos quais nenhum passivo em particular é considerado significativo para a Companhia.

Em 31 de dezembro de 2006, não há processos judiciais adicionais que a Companhia, suas controladas e seus assessores legais considerem as possibilidades de perda como prováveis ou razoavelmente possíveis.

*(Em milhares de dólares norte-americanos, exceto quando mencionado em contrário)*

As declarações de imposto de renda da Companhia estão sujeitas a auditorias e avaliações adicionais pelas autoridades fiscais locais. Outros impostos, encargos e contribuições também podem estar sujeitos a revisões e questionamentos, quando aplicáveis em conformidade com a legislação e com os termos de revisão existentes. Como a legislação está freqüentemente sujeita à interpretação, não é possível determinar se a aprovação final dos impostos e contribuições mencionados em tais declarações será obtida.

## 16 Patrimônio líquido (passivo a descoberto)

Em 31 de dezembro de 2006, o capital social era dividido em 3.803.878 ações ordinárias (em 31 de dezembro de 2005 - 2.362.679 ações ordinárias e 1.259.358 ações preferenciais), sem valor nominal, considerando-se os desdobramentos e grupamentos de ações ocorridos.

Em 28 de abril de 2006, em Assembléia Geral Extraordinária, foi aprovado o desdobramento das ações ordinárias de emissão da Companhia, na proporção de 2.429 novas ações ordinárias para cada ação ordinária existente. Em Assembléia Geral Extraordinária realizada em 6 de julho de 2006 (devidamente registrada e arquivada perante a Junta Comercial do Estado do Rio de Janeiro em 13 de julho de 2006), a Companhia efetuou um grupamento da totalidade de ações de sua emissão, na proporção de 77,15 para cada ação.

Posteriormente à data do balanço patrimonial, em 25 de janeiro de 2007, em Assembléia Geral Extraordinária, foi aprovado desdobramento da totalidade de ações ordinárias emitidas pela Companhia, na proporção de duas novas ações ordinárias para cada ação ordinária existente.

Desta forma, as referências às ações nestas demonstrações financeiras são posteriores aos agrupamentos e desdobramentos de ações registrados e subseqüentes. Conseqüentemente, em 31 de dezembro de 2006, o capital social era dividido em 7.607.756 ações ordinárias (em 31 de dezembro de 2005 - 4.725.358 ações ordinárias e 2.518.716 ações preferenciais), sem valor nominal, considerando os desdobramentos e grupamentos de ações ocorridos.

*(Em milhares de dólares norte-americanos, exceto quando mencionado em contrário)*

A evolução do capital social desde a constituição da Companhia até 31 de dezembro de 2006 foi a seguinte:

| **Aportes de capital (todas as quantidades ajustadas de acordo com os desdobramentos e grupamentos de ações realizados)** | **$** |
|---|---|
| Em 16 de janeiro de 2001 (espécie - 629.678 ações ordinárias - $7,94 por lote de mil ações) | 5 |
| Em 16 de janeiro de 2001 (exceto espécie - 1.259.358 ações ordinárias - $12,7 por lote de mil ações) | 16 |
| Em 10 de agosto de 2005 (espécie - 629.678 ações ordinárias - $0,40 por ação) | 4 |
| Em 25 de agosto de 2005 (exceto espécie - 2.518.716 depois da conversão em ações ordinárias - $6,75 por lote de mil ações) | 17 |
| Em 19 de dezembro de 2005 (exceto espécie - 2.770 ações ordinárias - $3.971 por lote de mil ações) | 11 |
| Em 19 de dezembro de 2005 (espécie - 2.203.874 ações ordinárias - $3.117 por lote de mil ações) | 7.002 |
| Em 15 de março de 2006 (956.481.726 ações ordinárias - $7,39 por lote de mil ações) | 7.073 |
| Resultado líquido da reestruturação acionária ocorrida em 18 de abril de 2006 (958.863.800 ações ordinárias) | 254 |
| Em 26 de julho de 2006, por meio de uma oferta pública inicial, líquida dos respectivos custos incorridos de $52.022 (espécie - 2.525.180 ações ordinárias - $164,76 por ação) | 416.051 |
| Em 23 de agosto de 2006 (espécie - 220.576 ações ordinárias - $190.827,65 por lote de mil ações) | 42.092 |
| Total | 472.525 |

Conforme mencionado na Nota Explicativa nº 1, as contribuições de capital das controladas à Companhia foram calculadas com base no valor contábil e os montantes por ação relativos à caixa e aportes que não em caixa foram calculados com base no valor contábil da Companhia por ocasião do aporte, além de um valor incremental determinado por um estudo de rentabilidade futura da Companhia, conforme acordado pelos acionistas.

*(Em milhares de dólares norte-americanos, exceto quando mencionado em contrário)*

Em Assembléia Geral Extraordinária e em Assembléia Especial de Acionistas Preferenciais da Companhia, ambas realizadas em 10 de fevereiro de 2006, os acionistas deliberaram converter 40.000 (2.518.714 após grupamentos e desdobramentos de ações) ações preferenciais da Companhia (aquelas cujo aumento foi em 25 de agosto de 2005) em ações ordinárias, à proporção de 1 para 1.

Em 12 de abril de 2006, o Conselho de Administração da Companhia aprovou um novo aumento de capital mediante emissão de 17.170 ações ordinárias (1.081.158 ações ordinárias após grupamento e desdobramento de ações). Conforme mencionado na Nota Explicativa nº 1a, o acionista controlador da MMX integralizou o aumento de capital mediante a conferência ao capital da Companhia de quase a totalidade das quotas representativas do capital social da MMX Corumbá Participações Ltda. e das suas controladas MMX Corumbá e MMX Metálicos.

Conforme mencionado na Nota Explicativa nº 1a, em 28 de abril de 2006, em Assembléia Geral Extraordinária, os acionistas da MMX resolveram, por unanimidade, trocar 30% das ações das controladas MMX Amapá, MMX Minas-Rio e MMX Corumbá por 30% das ações da Companhia detidas pelo investidor estrangeiro Centennial. A cisão foi contabilizada pelos valores contábeis dos ativos líquidos das controladas em 31 de março de 2006.

O efeito líquido da quantidade total de ações da Companhia resultante desta reestruturação acionária em 2006 é o seguinte:

| **Quantidades ajustadas após desdobramentos e grupamentos de ações** | **Número de ações** |
|---|---|
| Em 12 de abril - emissão de ações integralizadas com o total de ações das investidas MMX Corumbá Participações Ltda. e MMX Metálicos | 1.081.158 |
| Em 18 de abril - reversão do número de ações das empresas anteriormente combinadas, MMX Corumbá Participações Ltda., e suas controladas MMX Corumbá e MMX Metálicos sujeitas à cisão | (957.929.986) |
| Em 28 de abril - cancelamento de ações ordinárias devido à cisão do investidor estrangeiro Centennial, que recebeu, em troca, 30% das ações das controladas | (2.014.972) |
| Efeito líquido da cisão | (958.863.800) |

*(Em milhares de dólares norte-americanos, exceto quando mencionado em contrário)*

## 17 Planos de opções de compra de ações

***Plano de ações***

De forma a incentivar os principais executivos da Companhia, em 30 de junho de 2006, o acionista controlador concedeu 184.480 opções de compra de ações (368.960 após desdobramentos e grupamentos de ações) das ações da MMX a ele pertencentes, em nome de 7 diretores da Companhia e de 20 dos principais gerentes. A concessão de opções pelo acionista controlador da Companhia representa um mecanismo de remuneração e retenção, pelo prazo de cinco anos, dos diretores e executivos da Companhia, sem implicar em qualquer custo ou diluição para os acionistas minoritários da Companhia. O acionista controlador concedeu opções em nome dos diretores para que eles adquirissem, no total, mais de 5,5% das suas próprias ações. As opções concedidas a estes executivos podem ser exercidas em um período que varia de imediatamente a até 6 anos após a oferta pública inicial da Companhia. Os beneficiários da opção estarão sujeitos às restrições de venda descritas no Prospecto Final da oferta pública primária de ações da Companhia, registrada junto à CVM em 21 de julho de 2006, que proíbe a venda de ações pelo prazo de 3 anos a partir da data da oferta pública, exceto se eles obtiverem autorização expressa do acionista controlador da Companhia.

Em 30 de junho de 2006, o acionista controlador da Companhia concedeu aos 18 principais gerentes da Companhia, opções para eles adquirirem, em conjunto, ações a ele pertencentes que possuem um valor financeiro, considerando o preço por ação na oferta pública, de R$815 (equivalente a $375), e que podem ser exercidas principalmente à proporção de 20% em cada um dos 5 primeiros aniversários da oferta pública.

Como os prêmios baseados em ações acima descritos possuem aquisição de direito gradual e a aquisição baseia-se apenas na condição do serviço, a Companhia optou por reconhecer o custo de compensação dos prêmios durante o tempo de serviço requerido para cada parte de aquisição de direito do prêmio separadamente, como se o prêmio fosse, em essência, vários prêmios.

Como cada prêmio baseado em ações possui a mesma data de concessão de 21 de julho de 2006, o valor justo dos prêmios baseados em ações foi estimado com base nas seguintes premissas:

| | |
|---|---|
| Volatilidade anual esperada | de 30,79 a 33,03% |
| Volatilidade média ponderada | 31,74% |
| Dividendos esperados | 0% |
| Vida da opção esperada (em anos) | 2,81 anos |
| Média ponderada da taxa livre de risco | 15,20% a.a. |

Prazo esperado - O prazo esperado pela Companhia representa o período que os prêmios baseados em ações da Companhia devem permanecer em aberto e foi determinado com base na experiência esperada de prêmios similares, considerando-se os termos contratuais dos prêmios baseados em ações, cronogramas de aquisição de direitos e expectativas quanto ao futuro comportamento do funcionário, conforme ele vier a ser influenciado pelas alterações nos termos dos prêmios baseados em ações.

Volatilidade esperada - A Companhia utiliza o histórico comercial e a volatilidade implícita das ações de empresas de mineração similares (como a recente oferta pública em 21 de julho de 2006) para determinar o fator de volatilidade estimado ao utilizar a fórmula de precificação da opção para determinar o valor justo das opções concedidas.

Dividendo esperado - A Companhia não declarou dividendos. Portanto, a Companhia utiliza o valor zero do fator do valor do dividendo esperado ao utilizar a fórmula de precificação da opção para determinar o valor justo das opções concedidas.

Taxa de juros livre de risco - A taxa de juros livre de risco dos períodos inclusos no prazo contratual da opção de ações baseia-se na curva de rendimento do Tesouro Brasileiro em vigor na data da concessão.

Caducidades estimadas - Ao estimar as caducidades, a Companhia considera o comportamento de rescisão voluntária e involuntária, bem como a análise das caducidades das opções reais.

*(Em milhares de dólares norte-americanos, exceto quando mencionado em contrário)*

Conforme requerido pelo SFAS nº 123(R), a Companhia fez uma estimativa das caducidades esperadas e está reconhecendo o custo de compensação somente para aqueles prêmios em ações cuja aquisição de direito é esperada. Até 31 de dezembro de 2006, o custo da remuneração total relacionado a prêmios baseados em ação, sem aquisição de direitos, concedidos aos funcionários nos termos dos planos de opções da Companhia, mas ainda não reconhecidos, era de $51.761, líquido das caducidades estimadas. Este custo será amortizado linearmente durante um prazo médio ponderado de 3,06 anos e será ajustado de acordo com as alterações subseqüentes nas caducidades estimadas.

A Companhia emite novas ações ordinárias do capital social mediante o exercício das opções de ações. Um resumo da atividade de opção de ações nos termos do Plano em 31 de dezembro de 2006, o ano da concessão, e das mudanças ocorridas durante o ano findo em 31 de dezembro de 2006 e no período acumulado desde a formação até 31 de dezembro de 2006, é apresentado a seguir:

| | **Opções** | **Média ponderada do preço de exercício ($)** | **Média ponderada do prazo contratual remanescente** | **Valor intrínseco agregado ($)** |
|---|---|---|---|---|
| Concessão em 21 de julho de 2006 | 368.060 | 0,18 | - | - |
| Exercícios | - | - | - | - |
| Caducidades ou vencimentos | - | - | - | - |
| Em aberto em 31 de dezembro de 2006 | 368.960 | 0,18 | 3,06 | 79.319 |
| Passíveis de exercício em 31 de dezembro de 2006 | 97.240 | 0,18 | 0,86 | 20.905 |

O valor intrínseco agregado na tabela acima representa o valor intrínseco total antes de impostos, a diferença entre o preço de fechamento das ações da Companhia equivalente a $429,95 no último dia de negociação, em 31 de dezembro de 2006, e o preço de exercício de $0,18, vezes o número de opções que teria sido recebido pelos detentores da opção se todos os detentores de ações exercessem as opções em 31 de dezembro de 2006. Este valor varia com base no valor justo de mercado das ações ordinárias da Companhia. O valor intrínseco total das opções exercidas foi $0 até 31 de dezembro de 2006.

*(Em milhares de dólares norte-americanos, exceto quando mencionado em contrário)*

***Plano passivo ("liability plan") de compra de ações***

Além deste mecanismo de remuneração, a Companhia, em uma Assembléia Geral Extraordinária realizada em 28 de abril de 2006, aprovou um programa de opção de compra de ações emitidas pela Companhia. De acordo com o programa de opção de compra de ações, o Conselho de Administração pode conceder opções de compra de ações em nome dos diretores, executivos e associados da Companhia, que representem não mais do que 1% das ações em circulação. Entretanto, na mesma Assembléia Geral Ordinária, foi determinado que o Conselho não concederia quaisquer opções de compra de ações no exercício de 2006, enquanto as únicas opções de compras de ações a serem concedidas foram em nome dos sete membros efetivos do Conselho de Administração e de um assessor do Conselho de Administração. Todos os participantes já possuem um acordo mútuo sobre a concessão de opções de ações. A Companhia concedeu 21.511 opções de compra de ações (43.022 após desdobramentos e grupamentos) para ações que possuem valor justo de US$7.531 na data de concessão de 21 de julho de 2006, que podem ser exercidas na proporção de 20% em cada um dos 5 primeiros aniversários da Oferta, pelo preço de exercício equivalente a $35,7740 por ação (após grupamento de ações realizado em 6 de julho de 2006), ajustado pelo índice de inflação IPCA até a data de exercício.

Como o prêmio baseado em ações descrito acima possui aquisição de direito gradual e a aquisição baseia-se apenas na condição do serviço, a Companhia optou por reconhecer o custo da remuneração dos prêmios durante o tempo de serviço requerido para cada parte de aquisição de direito do prêmio separadamente, como se o prêmio fosse, em essência, vários prêmios.

Considerando as disposições da SFAS nº 123R, o preço de opção contém um índice de inflação (IPCA) que é considerado como uma "outra condição". Como resultado, a Companhia responde por este plano de opção como sendo um plano passivo (*liability plan*).

*(Em milhares de dólares norte-americanos, exceto quando mencionado em contrário)*

O valor justo dos prêmios baseados em ações foi estimado com base nas seguintes premissas para o exercício findo em 31 de dezembro de 2006:

| | |
|---|---|
| Volatilidade anual esperada | de 29,77 a 31,10% |
| Volatilidade média ponderada | 32,08% |
| Dividendos esperados | 0% |
| Prazo esperado da opção (em anos) | 3,60 anos |
| Média ponderada da taxa livre de risco | 15,20% a.a. |
| Inflação esperada | 4,64% |

Prazo esperado - O prazo esperado pela Companhia representa o período em que os prêmios baseados em ações da Companhia devem permanecer em aberto e foi determinado com base na experiência esperada de prêmios similares, considerando-se os termos contratuais dos prêmios baseados em ações, cronogramas de aquisição de direitos e expectativas quanto ao futuro comportamento do funcionário, conforme ele viera a ser influenciado pelas alterações nos termos dos prêmios baseados em ações.

Volatilidade esperada - A Companhia utiliza o histórico comercial e a volatilidade implícita das ações de empresas de mineração similares (como a recente oferta pública em 21 de julho de 2006) para determinar o fator de volatilidade estimado ao utilizar a fórmula de precificação da opção para determinar o valor justo das opções concedidas.

Dividendo esperado - A Companhia não declarou dividendos. Portanto, a Companhia utiliza o valor zero do fator do valor do dividendo esperado ao utilizar a fórmula de precificação da opção para determinar o valor justo das opções concedidas.

Taxa de juros livre de risco - A taxa de juros livre de risco dos períodos inclusos no prazo contratual da opção de ações baseia-se na curva de rendimento do Tesouro Brasileiro em vigor na data da concessão.

Caducidades estimadas - Ao estimar as caducidades, a Companhia considera o comportamento de rescisão voluntária e involuntária, bem como a análise das caducidades das opções reais.

Inflação - Inflação esperada determinada com base nas informações disponíveis no BACEN (Banco Central do Brasil).

*(Em milhares de dólares norte-americanos, exceto quando mencionado em contrário)*

As alterações neste plano passivo de ações de compras foram as seguintes:

| | **Número de opções** | **Valor justo na data de concessão ($)** |
|---|---|---|
| Opções concedidas em 21 de julho de 2006 | 43.022 | 7.531 |
| Alterações até 31 de dezembro de 2006: | | |
| Alterações no valor justo do plano | - | 1.115 |
| Reconhecimento como despesa em 5 anos, linearmente | - | (771) |
| Saldo do custo de compensação não reconhecido | 43.022 | 7.875 |

O valor justo do custo de compensação reconhecido, no montante de $771, foi classificado como outras contas a pagar de longo prazo, e a despesa de compensação, como despesas gerais e administrativas.

## 18 Prejuízo por ação

Não houve ajustes no prejuízo durante o cálculo do prejuízo diluído por ação. Além disso, a Companhia teve prejuízo nas operações contínuas nos exercícios findos em 31 de dezembro de 2006 e 2005 e acumulado desde a constituição em 16 de janeiro de 2001, o efeito diluidor de 411.982 opções de ações em cada período não foi considerado no cálculo do valor diluído por ação.

*(Em milhares de dólares norte-americanos, exceto quando mencionado em contrário)*

## 19 Receitas financeiras

| | **2006** | **2005** | **Acumulado desde a constituição (16 de janeiro de 2001) a 31 de dezembro de 2006** |
|---|---|---|---|
| Receitas de juros | 29.405 | 2.108 | 31.615 |
| Ganho com instrumentos derivativos | 21.169 | 630 | 21.799 |
| Ganhos com variação cambial | 12.705 | - | 13.614 |
| | 63.279 | 2.738 | 67.028 |

## 20 Despesas financeiras

| | **2006** | **2005** | **Acumulado desde a constituição (16 de janeiro de 2001) a 31 de dezembro de 2006** |
|---|---|---|---|
| Despesas de juros | (59.081) | (2.442) | (62.311) |
| Perdas com variação cambial | - | (1.397) | (2.306) |
| | (59.081) | (3.839) | (64.617) |

*(Em milhares de dólares norte-americanos, exceto quando mencionado em contrário)*

## 21 Compromissos

Em 31 de dezembro de 2006 e 2005, a Companhia e suas controladas possuíam compromissos assumidos junto a fornecedores de bens e serviços, como segue:

| | | | Saldo do contrato | |
|---|---|---|---|---|
| **Objeto do contrato de prestação de serviços** | **Data de assinatura** | **Data de venciment o** | **31 de dezembro de 2006** | **31 de dezembro de 2005** |
| Perfuração no Estado do Amapá | 07/11/2005 | 01/03/2007 | 322 | 563 |
| Levantamentos topográficos no Estado do Amapá | 02/08/2005 | 07/11/2006 | 469 | 275 |
| Elaboração de projetos de engenharia básica do traçado do mineroduto para transporte de concentrado de minério de ferro | 07/11/2005 | 31/08/2006 | - | 244 |
| Elaboração do projeto básico e conceitual para a construção do Porto de Açu | 12/09/2005 | 20/01/2007 | 2.490 | 822 |
| Engenharia básica, engenharia detalhada, gestão de suprimentos e gestão da implementação da usina de processamento de Itabirito no Amapá | 06/01/2006 | 26/11/2007 | 5.491 | 5.264 |
| Contratos relacionados à concessão de ferrovia | 01/01/2006 | 10/10/2007 | 4.382 | - |
| Consultoria técnica para construção de mineroduto | 29/11/2006 | 21/06/2007 | 11.109 | - |
| Construção de uma usina de processamento de minério de ferro | 12/02/2005 | 31/08/2006 | - | 5.000 |
| Serviços de terraplanagem | 16/11/2005 | 31/08/2006 | - | 1.704 |
| Perfuração e transporte de minérios | 24/01/2005 | 31/08/2006 | - | 865 |
| Serviços de perfuração | 25/11/2005 | 31/08/2006 | - | 664 |
| Serviços geotécnicos em terra e mar na região de desenvolvimento do Porto de Açu | 15/09/2006 | 12/09/2007 | 1.238 | - |

*(Em milhares de dólares norte-americanos, exceto quando mencionado em contrário)*

| | | | Saldo do contrato | |
|---|---|---|---|---|
| **Objeto do contrato de prestação de serviços** | **Data de assinatura** | **Data de venciment o** | **31 de dezembro de 2006** | **31 de dezembro de 2005** |
| Gestão da instalação da usina de processamento de Itabirito em Pedra Branca do Amapari | 30/06/2006 | 31/12/2007 | 18.487 | - |
| Consultoria técnica e comercial para a identificação e avaliação dos afloramentos de minério de ferro | 10/04/2006 | 10/04/2007 | 374 | - |
| Consultoria jurídica e geológica e serviços de assessoria junto ao DNPM em projetos de mineração de minério de ferro no Estado de Minas Gerais | 02/06/2006 | 02/06/2008 | 1.563 | - |
| Contratos referentes à operação da usina de processamento da Mina 63 | 03/10/2006 | 28/02/2017 | 165.772 | - |
| Contratos relacionados à construção da Unidade de Produção de Gusa com 2 mini altos-fornos referentes a: engenharia básica e detalhada, construção civil, coordenação e gestão, fornecimento e montagem de equipamentos e peças | 21/08/2006 | 18/09/2007 | 46.274 | - |
| Engenharia básica e construção de planta de beneficiamento de processamento de Itabirito no Amapá | 09/01/2006 | 30/04/2007 | 47.150 | - |
| Serviços relacionados à implantação do Terminal Portuário de Santana, inclusive engenharia e medição de correntes de maré | 01/05/2006 | 01/11/2006 | 930 | - |

*(Em milhares de dólares norte-americanos, exceto quando mencionado em contrário)*

| Objeto do contrato de prestação de serviços | Data de assinatura | Data de venciment o | Saldo do contrato 31 de dezembro de 2006 | Saldo do contrato 31 de dezembro de 2005 |
|---|---|---|---|---|
| Veículos fora de estrada para o Sistema do Amapá | 31/08/2006 | 31/03/2007 | 18.416 | - |
| Máquinas e equipamentos para o Sistema Minas-Rio | 12/10/2006 | 12/04/2007 | 563 | - |
| Outros | - | - | 2.423 | 4.501 |
| Total | | | 327.453 | 19.902 |

## 22 Eventos subseqüentes

### *a. Contrato de fornecimento de minério*

Em 5 de janeiro de 2007, a controlada MMX Metálicos e a Cargill, Incorporated ("Cargill"), celebraram acordo de longo prazo para fornecimento da produção de ferro-gusa do Sistema MMX Corumbá, com garantia firme de retirada e entrega. Com o compromisso de comprar o volume acordado a partir de agosto de 2007, a Cargill passará a ter exclusividade, com exceção para a América do Sul, na comercialização da produção de ferro-gusa adquirida da MMX Metálicos proveniente do Sistema MMX Corumbá.

### *b. Nova licença*

Em 10 de janeiro de 2007, a controlada MMX Amapá obteve uma licença por tempo indeterminado para a construção e operação do Porto de Santana, localizado no Estado do Amapá.

*(Em milhares de dólares norte-americanos, exceto quando mencionado em contrário)*

**c. *Venda de participação na MMX Amapá***

Em 2 de março de 2007, a Centennial alienou, por meio de um leilão público, 100% das suas ações da Centennial Amapá. O preço de venda foi equivalente a $133.000. A Centennial Amapá é detentora de 30% das quotas representativas da controlada MMX Amapá.

**d. *Novas controladas e reestruturação das operações***

Em março de 2007, a Companhia e sua controlada MPC constituíram uma nova controlada LLX Logística, que terá como objeto a prestação de serviços de logística integrada de transportes.

Também em março de 2007, o Conselho de Administração da Companhia aprovou a reorganização societária das atividades desenvolvidas pela controlada MMX Minas-Rio.

A reorganização contemplará a transferência ou cisão de certos ativos e passivos da MMX Minas-Rio para as duas novas sociedades, LLX Minas-Rio Logística Ltda. ("LLX Minas-Rio") e LLX Porto do Açu Ltda. ("LLX Açu"). Como resultado da reorganização, a LLX Minas-Rio que deterá os ativos correspondentes ao mineroduto do Sistema integrado Minas-Rio e aproximadamente 300 hectares do Porto do Açu, reservados para construção de um terminal portuário de minério de ferro. A LLX Açu, por sua vez, será a proprietária da proporção remanescente do Porto do Açu, com aproximadamente 5.700 hectares. A MMX Minas-Rio continuará detendo os direitos minerais do Sistema Minas-Rio, a planta de beneficiamento de minério de ferro e os direitos de passagem do mineroduto.

**e. *Aquisição de terreno***

Em 8 de fevereiro de 2007, a MPC, controlada da Companhia, celebrou opção de compra de imóvel no litoral do Estado de São Paulo, área na qual a Companhia está realizando estudos para empreendimento portuário para servir o escoamento da produção do Sistema Integrado MMX Corumbá. O preço de compra total é equivalente a aproximadamente $7.500, tendo sido pago a título de sinal o valor de $700.

*(Em milhares de dólares norte-americanos, exceto quando mencionado em contrário)*

***f. Contrato de fornecimento de minério com a GIIC***

Em 27 de março de 2007, a Companhia informou que a Gulf Industrial Investment Co. ("GIIC") decidiu aumentar o volume contratado para 13 milhões de toneladas de minério de ferro (não auditado), ao exercer a opção de 6,5 milhões de toneladas adicionais (não auditado).

***g. Usina de minério de ferro da MMX Metálicos do Brasil em Corumbá***

Em 10 de abril de 2007, a MMX Metálicos Brasil Ltda., controlada da Companhia, foi oficialmente notificada sobre liminar embargando as obras de construção da planta de ferro-gusa em Corumbá. A liminar baseia-se na alegação de que as licenças ambientais deveriam ter sido concedidas pelo IBAMA (Instituto Brasileiro do Meio Ambiente e de Recursos Naturais Renováveis).

A Administração da Companhia acredita que a MMX cumpriu estritamente com sua obrigação legal, bem como com as disposições estabelecidas no contrato formal. Neste sentido, a MMX considera ter sido prejudicada por uma discussão antiga relacionada à autoridade dos órgãos de licenciamento e, portanto, tem plena convicção da legitimidade dos seus direitos e acredita firmemente que a liminar mencionada acima será reconsiderada.

Em 20 de abril de 2007, a 3ª Vara do Tribunal de Justiça Federal proferiu sentença em favor da MMX. Imediatamente após ter sido notificada da revogação da liminar, a MMX reiniciou as obras de construção da sua usina de ferro-gusa em Corumbá, conforme cronograma previsto e nos termos aprovados pelos órgãos ambientais estaduais.

***h. Venda de participação na MMX Minas-Rio***

A Companhia e a Centennial celebraram acordo preliminar com a controlada integral da Anglo American plc ("Anglo American"), por intermédio do qual a Anglo American irá adquirir 100% do capital social da Centennial Asset Participações Minas-Rio S.A. ("Centennial Minas-Rio"), e irá, ainda, subscrever novas ações de emissão da MMX Minas-Rio, em uma operação que resultará na Anglo American detendo participação consolidada de 49% na MMX Minas-Rio.

A assinatura do contrato de compra definitivo está sujeita a negociações sobre os documentos da operação, aprovações usuais dos órgãos reguladores e conclusão da reorganização da MMX Minas-Rio com a criação da LLX Minas-Rio. A venda resultará que a Anglo American deterá uma quantidade igual de ações na MMX Minas-Rio e LLX Minas-Rio, sendo estas as companhias que deterão os ativos de mineração e logística do Sistema Minas-Rio, respectivamente. A Anglo American terá uma exclusividade de seis semanas para negociar e assinar a documentação final da compra da Centennial Minas-Rio e subscrever novas ações a serem emitidas pela MMX Minas-Rio.



END

KPMG

**MMX Mineração e Metálicos S.A.**
**(Publicly-held company)**

# Report of independent accountants on special review Quarter ended March 31, 2007

**(A translation of the original report in Portuguese as filed with the Brazilian Securities Commission (CVM) containing quarterly information prepared in accordance with accounting practices adopted in Brazil and the regulations issued by the Brazilian Securities Comission (CVM))**

MMX Mineração e Metálicos S.A.
**(Publicly-held company)**

# Quarterly information

**Quarter ended March 31, 2007**

## Contents

KPMG

**KPMG Auditores Independentes**
Av. Almirante Barroso, 52 - 4º
20031-000 - Rio de Janeiro, RJ - Brasil
Caixa Postal 2888
20001-970 - Rio de Janeiro, RJ - Brasil

Central Tel 55 (21) 3515-9400
Fax 55 (21) 3515-9000
Internet www.kpmg.com.br

# Report of independent accountants on special review

(A translation of the original report in Portuguese as filed with the Brazilian Securities Commission (CVM) containing quarterly information prepared in accordance with accounting practices adopted in Brazil and the regulations issued by the Brazilian Securities Commission (CVM))

To
The Board of Directors and Shareholders of
MMX Mineração e Metálicos S.A.
Rio de Janeiro - RJ

We have reviewed the quarterly information of MMX Mineração e Metálicos S.A. for the quarter ended March 31, 2007, comprising the balance sheet and the consolidated balance sheet of the Company and its subsidiaries, the related statement of operations and the consolidated statement of operations, the management report and other relevant information, prepared in accordance with accounting practices adopted in Brazil.

Our review was performed in accordance with the review standards established by the IBRACON - Brazilian Institute of Independent Auditors and the Federal Council of Accountancy, which comprised mainly: (a) inquiry and discussion with management responsible for the accounting, financial and operational areas of the Company and its subsidiaries, regarding the criteria adopted in the preparation of the quarterly information; and (b) review of post-balance sheet information and events, which have, or may have, a material effect on the financial and operational position of the Company and its subsidiaries.

Based on our special review, we are not aware of any material change which should be made to the quarterly information above for it to be in accordance with accounting practices adopted in Brazil and the regulations issued by the Brazilian Securities Commission (CVM), specifically applicable to the mandatory quarterly information.

Our special review was performed for the purpose of issuing a special review report on the quarterly information referred to above. The statements of cash flows related to the quarter ended March 31, 2007 represent supplementary information to those quarterly information, are not required by accounting practices adopted in Brazil, and are being presented to facilitate additional analysis. These supplementary information were submitted to the same review procedures as applied to the quarterly information referred above and, based on our special review, we are not aware of any material change wich should be made for them to be in accordance with the quarterly information referred to in the first paragraph, taken as a whole.

As discussed in Note 1, the Company's subsidiaries MMX Amapá Mineração Ltda., MMX Metálicos Brasil Ltda., MMX Minas-Rio Mineração e Logística Ltda., MPC Mineração e Pesquisa Ltda., LLX Logística S.A. and IRX Mineração Ltda., are in a pre-operating stage. Thus the results of these subsidiaries in a pre-operating stage have been recorded as deferred charges, except for expenditures which are not associated to any future benefits, which have been transferred from deferred charges to the results for the year. The Company also has goodwill balance coming from the acquisition of a subsidiary. The recoverability of the amounts recorded as permanent assets depends on the success of the future operations of the Company and its subsidiaries, as well as the subsidiaries are dependent upon the financial support of shareholders and/or on capital infusions from third-parties up to the moment their operations are profitable. Management's plans in regard operational activities are also described in Note 1.

May 15, 2007

KPMG Auditores Independentes
CRC-SP-14.428/O-6-F-RJ

Manuel Fernandes Rodrigues de Sousa
Accountant CRC-RJ-052.428/O-2

**REGISTRATION AT THE CVM DOES NOT REQUIRE ANY EVALUATION OF THE COMPANY, BEING ITS DIRECTOR RESPONSIBLE FOR THE VERACITY OF THIS INFORMATION.**

**01.01 - IDENTIFICATION**

| 1 - CVM CODE | 2 - COMPANY'S NAME | 3 - GENERAL TAXPAYERS' REGISTER |
|---|---|---|
| **01791-4** | **MMX MINERAÇÃO E METÁLICOS S/A** | **02.762.115/0001-49** |
| 4 – NIRE | | |
| **33300261117** | | |

**01.02 - ADDRESS OF COMPANY HEADQUARTERS**

| 1 - COMPLETE ADDRESS | | | 2 - DISTRICT | |
|---|---|---|---|---|
| PRAIA DO FLAMENGO, 154, 5° ANDAR | | | FLAMENGO | |
| 3 - ZIP CODE | 4 - MUNICIPALITY | | | 5 - STATE |
| 22210-030 | RIO DE JANEIRO | | | RJ |
| 6 - AREA CODE | 7 - TELEPHONE NUMBER | 8 - TELEPHONE NUMBER | 9 - TELEPHONE NUMBER | 10 - TELEX |
| 21 | 2555-5500 | - | - | |
| 11 - AREA CODE | 12 - FAX | 13 - FAX | 14 - FAX | |
| 21 | 2555-5550 | 2555-5560 | - | |
| 15 - E-MAIL | | | | |
| ri@mmx.com.br | | | | |

**01.03 - INVESTOR RELATIONS OFFICER (Address for correspondence to Company)**

| 1 – NAME | | | | |
|---|---|---|---|---|
| LUIZ RODOLFO LANDIM MACHADO | | | | |
| 2 - COMPLETE ADDRESS | | | 3 - DISTRICT | |
| PRAIA DO FLAMENGO, 154, 5° ANDAR | | | FLAMENGO | |
| 4 - ZIP CODE | 5 - MUNICIPALITY | | | 6 - STATE |
| 22210-030 | RIO DE JANEIRO | | | RJ |
| 7 - AREA CODE | 8 - TELEPHONE NUMBER | 9 - TELEPHONE NUMBER | 10 - TELEPHONE NUMBER | 11 - TELEX |
| 21 | 2555-5500 | - | - | |
| 12 - AREA CODE | 13 – FAX | 14 - FAX | 15 - FAX | |
| 21 | 2555-5550 | 2555-5560 | - | |
| 16 - E-MAIL | | | | |
| RI@MMX.COM.BR | | | | |

**01.04 –REFERENCE / AUDITOR**

| CURRENT FISCAL YEAR | | CURRENT QUARTER | | | PRIOR QUARTER | | |
|---|---|---|---|---|---|---|---|
| 1 - BEGINNING | 2 - ENDING | 3 - QUARTER | 4 - BEGINNING | 5 - ENDING | 6 - QUARTER | 7 - BEGINNING | 8 - ENDING |
| 01/01/2007 | 12/31/2007 | 1 | 01/01/2007 | 03/31/2007 | 4 | 10/01/2006 | 12/31/2006 |
| 9 - NAME/COMPANY NAME AUDITOR | | | | | 10 - CVM CODE | | |
| KPMG AUDITORES INDEPENDENTES | | | | | 00418-9 | | |
| 11 - NAME TECHINICAL RESPONSIBLE | | | | | 12 - CPF TECHINICAL RESPONSIBLE | | |
| MANUEL FERNANDES RODRIGUES DE SOUSA | | | | | 783.840.017-15 | | |

## 01.01 - IDENTIFICATION

| 1 - CVM CODE | 2 - COMPANY NAME | 3 - GENERAL TAXPAYERS' REGISTER |
|---|---|---|
| **01791-4** | **MMX MINERAÇÃO E METÁLICOS S/A** | **02.762.115/0001-49** |

## 01.05 - COMPOSITION OF PAID-UP CAPITAL

| QUANTITY OF SHARES (IN THOUSANDS) | 1 - CURRENT QUARTER 03/31/2007 | 2 - PRIOR QUARTER 12/31/2006 | 3 - SAME QUARTER OF PRIOR YEAR 03/31/2006 |
|---|---|---|---|
| **ISSUED CAPITAL** | | | |
| 1 - COMMON | 7,608 | 3,804 | 92 |
| 2 - PREFERRED | 0 | 0 | 0 |
| 3 - TOTAL | 7,608 | 3,804 | 92 |
| **TREASURY SHARES** | | | |
| 4 - COMMON | 0 | 0 | 0 |
| 5 - PREFERRED | 0 | 0 | 0 |
| 6 - TOTAL | 0 | 0 | 0 |

## 01.06 - COMPANY'S CHARACTERISTICS

| |
|---|
| 1 - TYPE OF COMPANY<br>Business Concern, Industrial Company and Others |
| 2 – SITUATION<br>Operational |
| 3 - TYPE OF CONTROLLING INTEREST<br>National Holding Company |
| 4 - ACTIVITY CODE<br>3030 - Holdings Administration Company - Mining |
| 5 - MAIN ACTIVITY<br>Investments in Mining Companies |
| 6 - TYPE OF CONSOLIDATED<br>Total |
| 7 - TYPE OF ACCOUNTANTS' REVIEW REPORT<br>Unqualified |

## 01.07 - SUBSIDIARIES EXCLUDED FROM THE CONSOLIDATED FINANCIAL STATEMENTS

| 1 - ITEM | 2 - GENERAL TAXPAYERS' REGISTER | 3 - NAME |
|---|---|---|

## 01.08 - DIVIDENDS APPROVED AND/OR PAID DURING AND AFTER THE QUARTER

| 1 - ITEM | 2 - EVENT | 3 - APPROVAL | 4 – DIVIDEND | 5 - BEGINNING PAYMENT | 6 - TYPE OF SHARE | 7 - VALUE OF THE DIVIDEND PER SHARE |
|---|---|---|---|---|---|---|

(A free translation of the original in Portuguese)

FEDERAL PUBLIC SERVICE
CVM – BRAZILIAN SECURITIES AND EXCHANGE COMMISSION
QUARTERLY INFORMATION
COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

CORPORATION LAW

Base Date - March 31, 2007

01.01 - IDENTIFICATION

| 1 - CVM CODE | 2 - COMPANY NAME | 3 - CNPJ (Corporate Taxpayer's ID) |
|---|---|---|
| **01791-4** | **MMX MINERAÇÃO E METÁLICOS S/A** | **02.762.115/0001-49** |

01.09 - CAPITAL STOCK COMPOSITION AND ALTERATION IN CURRENT YEAR

| 1 - ITEM | 2 - DATE OF CHANGE | 3 - CAPITAL STOCK (In thousands of reais) | 4 - VALUE OF CHANGE (In thousands of reais) | 5 - ORIGIN OF ALTERATION | 6 - NUMBER OF SHARES ISSUED (In thousands) | 7 - ISSUED PRICE OF SHARES (In reais) |
|---|---|---|---|---|---|---|
| 01 | 04/12/2006 | 31,913 | 15,210 | Contribution in Assets or Receivables | 17 | 885.8474000000 |
| 02 | 04/28/2006 | 23,620 | (8,293) | Centennial Partial Spin-off 30% | (32) | 0.000000000 |
| 03 | 07/21/2006 | 1,052,631 | 1,029,011 | Public Subscription | 1,263 | 815.000000000 |
| 04 | 08/23/2006 | 1,142,515 | 89,884 | Public Subscription | 110 | 815.000000000 |
| 05 | 01/25/2007 | 1,142,515 | 0 | Stock Split 2 for 1 | 3,804 | 0.000000000 |

01.10 - INVESTORS RELATIONS OFFICER

| 1 - DATE | 2 - SIGNATURE |
|---|---|
| 05/15/2007 | |

## 01.01 - IDENTIFICATION

| 1 - CVM CODE | 2 - COMPANY NAME | 3 - GENERAL TAXPAYERS' REGISTER |
|---|---|---|
| 01791-4 | MMX MINERAÇÃO E METÁLICOS S/A | 02.762.115/0001-49 |

## 02.01 - BALANCE SHEET - ASSETS (IN THOUSANDS OF REAIS)

| 1 - CODE | 2 - ACCOUNT DESCRIPTION | 3 - 03/31/2007 | 4 -12/31/2006 |
|---|---|---|---|
| 1 | TOTAL ASSETS | 1,075,464 | 1,702,407 |
| 1.01 | CURRENT ASSETS | 1,047,831 | 1,050,933 |
| 1.01.01 | CASH AND CASH EQUIVALENTS | 688,661 | 727,843 |
| 1.01.01.01 | CASH AND BANKS | 728 | 271 |
| 1.01.01.02 | INTEREST EARNING BANK DEPOSITS | 687,933 | 727,572 |
| 1.01.02 | CREDITS | 359,170 | 323,090 |
| 1.01.02.01 | ACCOUNTS RECEIVABLE | 0 | 0 |
| 1.01.02.02 | SUNDRY RECEIVABLES | 359,170 | 323,090 |
| 1.01.02.02.01 | RELATED-PARTY TRANSACTIONS | 199,002 | 163,360 |
| 1.01.02.02.02 | RECOVERABLE TAXES | 8,013 | 7,442 |
| 1.01.02.02.03 | CONTRACTUAL RETENTIONS | 145,295 | 145,282 |
| 1.01.02.02.04 | SUNDRY ADVANCES | 607 | 585 |
| 1.01.02.02.05 | RESTRICTED DEPOSIT | 6,025 | 6,000 |
| 1.01.02.02.06 | OTHER | 228 | 421 |
| 1.01.03 | INVENTORIES | 0 | 0 |
| 1.01.04 | OTHER | 0 | 0 |
| 1.02 | NONCURRENT ASSETS | 27,633 | 21,474 |
| 1.02.01 | LONG TERM ASSETS | 0 | 0 |
| 1.02.01.01 | SUNDRY RECEIVABLES | 0 | 0 |
| 1.02.01.02 | RECEIVABLES FROM RELATED PARTIES | 0 | 0 |
| 1.02.01.02.01 | FROM ASSOCIATED COMPANIES | 0 | 0 |
| 1.02.01.02.02 | FROM SUBSIDIARIES | 0 | 0 |
| 1.02.01.02.03 | FROM OTHER RELATED PARTIES | 0 | 0 |
| 1.02.01.03 | OTHER INVESTMENTS | 0 | 0 |
| 1.02.02 | PERMANENT ASSETS | 27,633 | 21,474 |
| 1.02.02.01 | INVESTMENTS | 11,945 | 5,947 |
| 1.02.02.01.01 | ASSOCIATED COMPANIES | 0 | 0 |
| 1.02.02.01.02 | ASSOCIATED COMPANIES-GOODWILL | 0 | 0 |
| 1.02.02.01.03 | SUBSIDIARIES | 11,945 | 5,947 |
| 1.02.02.01.04 | SUBSIDIARIES-GOODWILL | 0 | 0 |
| 1.02.02.01.05 | OTHER | 0 | 0 |
| 1.02.02.02 | PROPERTY, PLANT AND EQUIPMENT | 15,688 | 15,527 |
| 1.02.02.02.01 | FURNITURE AND FIXTURES | 581 | 566 |
| 1.02.02.02.02 | MACHINERY AND EQUIPMENT | 37 | 7 |
| 1.02.02.02.03 | IT EQUIPMENT | 20 | 21 |
| 1.02.02.02.04 | SOFTWARE | 185 | 75 |
| 1.02.02.02.05 | LAND | 13,359 | 13,359 |
| 1.02.02.02.06 | ADVANCE FOR PROPERTY, PLANT AND EQUIPMENT FORMATION | 7 | 7 |
| 1.02.02.02.07 | CONSTRUCTION IN PROGRESS | 1,499 | 1,492 |
| 1.02.02.03 | INTANGIBLE | 0 | 0 |
| 1.02.02.04 | DEFERRED CHARGES | 0 | 0 |

**01.01 - IDENTIFICATION**

| 1 - CVM CODE | 2 - COMPANY NAME | 3 - GENERAL TAXPAYERS' REGISTER |
|---|---|---|
| 01791-4 | MMX MINERAÇÃO E METÁLICOS S/A | 02.762.115/0001-49 |

**02.02 - BALANCE SHEET - LIABILITIES (IN THOUSANDS OF REAIS - R$)**

| 1 - CODE | 2 - ACCOUNT DESCRIPTION | 3 - 03/31/2007 | 4 - 12/31/2006 |
|---|---|---|---|
| 2 | TOTAL LIABILITIES | 1,075,464 | 1,072,407 |
| 2.01 | CURRENT LIABILITIES | 23,897 | 24,627 |
| 2.01.01 | LOANS AND FINANCINGS | 0 | 10,130 |
| 2.01.02 | DEBENTURES | 0 | 0 |
| 2.01.03 | SUPPLIERS | 7,641 | 9,813 |
| 2.01.04 | TAXES, DUTIES AND CONTRIBUTIONS | 5,724 | 2,007 |
| 2.01.05 | DIVIDENDS PAYABLE | 0 | 0 |
| 2.01.06 | PROVISIONS | 8,830 | 2,059 |
| 2.01.06.01 | PROVISION FOR UNCOVERED LIABILITY | 8,830 | 2,059 |
| 2.01.07 | RELATED PARTY DEBTS | 0 | 0 |
| 2.01.08 | OTHER | 1,702 | 618 |
| 2.02 | NONCURRENT LIABILITIES | 0 | 0 |
| 2.02.01 | LONG TERM LIABILITIES | 0 | 0 |
| 2.02.01.01 | LOANS AND FINANCINGS | 0 | 0 |
| 2.02.01.02 | DEBENTURES | 0 | 0 |
| 2.02.01.03 | PROVISIONS | 0 | 0 |
| 2.02.01.04 | RELATED PARTY DEBTS | 0 | 0 |
| 2.02.01.05 | ADVANCES FOR FUTURE CAPITAL INCREASE | 0 | 0 |
| 2.02.01.06 | OTHER | 0 | 0 |
| 2.02.02 | DEFERRED INCOME | 0 | 0 |
| 2.04 | SHAREHOLDERS' EQUITY | 1,051,567 | 1,047,780 |
| 2.04.01 | CAPITAL | 1,142,515 | 1,142,515 |
| 2.04.02 | CAPITAL RESERVES | 0 | 0 |
| 2.04.03 | REVALUATION RESERVES | 0 | 0 |
| 2.04.03.01 | COMPANY ASSETS | 0 | 0 |
| 2.04.03.02 | SUBSIDIARIES/ASSOCIATED COMPANIES | 0 | 0 |
| 2.04.04 | REVENUE RESERVES | 0 | 0 |
| 2.04.04.01 | LEGAL | 0 | 0 |
| 2.04.04.02 | STATUTORY | 0 | 0 |
| 2.04.04.03 | CONTINGENCIES | 0 | 0 |
| 2.04.04.04 | REALIZABLE PROFITS RESERVES | 0 | 0 |
| 2.04.04.05 | PROFIT RETENTION | 0 | 0 |
| 2.04.04.06 | SPECIAL RESERVE FOR UNDISTRIBUTED DIVIDENDS | 0 | 0 |
| 2.04.04.07 | OTHER PROFIT RESERVES | 0 | 0 |
| 2.04.05 | RETAINED EARNINGS/LOSSES | (90,948) | (94,735) |
| 2.04.06 | ADVANCES FOR FUTURE CAPITAL INCREASE | 0 | 0 |

(A free translation of the original in Portuguese)

FEDERAL PUBLIC SERVICE
CVM - BRAZILIAN SECURITIES AND EXCHANGE COMMISSION
QUARTERLY INFORMATION
COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

**CORPORATION LAW**

**Base Date - March 31, 2007**

**01.01 - IDENTIFICATION**

| 1 - CVM CODE | 2 - COMPANY NAME | 3 - CNPJ (Corporate Taxpayer's ID) |
|---|---|---|
| 01791-4 | MMX MINERAÇÃO E METÁLICOS S/A | 02.762.115/0001-49 |

**03.01 – STATEMENT OF OPERATIONS (IN THOUSANDS OF REAIS - R$)**

| 1 - CODE | 2 - DESCRIPTION | 3 - 01/01/2007 to 03/31/2007 | 4 - 01/01/2007 to 03/31/2007 | 5 - 01/01/2006 to 03/31/2006 | 6 - 01/01/2006 to 03/31/2006 |
|---|---|---|---|---|---|
| 3.01 | GROSS REVENUE FROM SALES AND/OR SERVICES | 0 | 0 | 0 | 0 |
| 3.02 | DEDUCTIONS FROM GROSS REVENUE | 0 | 0 | 0 | 0 |
| 3.03 | NET REVENUE FROM SALES AND/OR SERVICES | 0 | 0 | 0 | 0 |
| 3.04 | COST OF GOODS AND/OR SERVICES SOLD | 0 | 0 | 0 | 0 |
| 3.05 | GROSS PROFIT | 0 | 0 | 0 | 0 |
| 3.06 | OPERATING EXPENSES/INCOME | 7,976 | 7,976 | (1,335) | (1,335) |
| 3.06.01 | SELLING EXPENSES | 0 | 0 | 0 | 0 |
| 3.06.02 | GENERAL AND ADMINISTRATIVE | (8,967) | (8,967) | (987) | (987) |
| 3.06.03 | FINANCIAL | 28,965 | 28,965 | 177 | 177 |
| 3.06.03.01 | FINANCIAL INCOME | 29,854 | 29,854 | 177 | 177 |
| 3.06.03.01.01 | FINANCIAL INCOME | 29,629 | 29,629 | 0 | 0 |
| 3.06.03.01.02 | EXCHANGE VARIATION | 225 | 225 | 0 | 0 |
| 3.06.03.02 | FINANCIAL EXPENSES | (889) | (889) | 0 | 0 |
| 3.06.04 | OTHER OPERATING INCOME | (6,770) | (6,770) | 0 | 0 |
| 3.06.05 | OTHER OPERATING EXPENSES | 0 | 0 | 0 | 0 |
| 3.06.06 | EQUITY GAIN (LOSS) | (5,252) | (5,252) | (525) | (525) |
| 3.07 | OPERATING INCOME | 7,976 | 7,976 | (1,335) | (1,335) |
| 3.08 | NON-OPERATING INCOME (EXPENSES) | 0 | 0 | 0 | 0 |
| 3.08.01 | INCOME | 0 | 0 | 0 | 0 |
| 3.08.02 | EXPENSES | 0 | 0 | 0 | 0 |
| 3.09 | INCOME (LOSS) BEFORE TAXES AND INTERESTS | 7,976 | 7,976 | (1,335) | (1,335) |
| 3.10 | PROVISION FOR INCOME TAX AND SOCIAL CONTRIBUTION | (4,190) | (4,190) | 0 | 0 |
| 3.10.01 | PROVISION FOR INCOME TAX | (2.833) | (2.833) | 0 | 0 |

(A free translation of the original in Portuguese)

FEDERAL PUBLIC SERVICE
CVM - BRAZILIAN SECURITIES AND EXCHANGE COMMISSION
QUARTERLY INFORMATION
COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

**CORPORATION LAW**

**Base Date - March 31, 2007**

01.01 – IDENTIFICATION

| 1 - CVM CODE | 2 - COMPANY NAME | 3 - CNPJ (Corporate Taxpayer's ID) |
|---|---|---|
| 01791-4 | MMX MINERAÇÃO E METÁLICOS S/A | 02.762.115/0001-49 |

## 03.01 - STATEMENT OF OPERATIONS (IN THOUSANDS OF REAIS - R$)

| 1 - CODE | 2 - DESCRIPTION | 3 - 01/01/2007 to 03/31/2007 | 4 - 01/01/2007 to 03/31/2007 | 5 - 01/01/2006 to 03/31/2006 | 6 - 01/01/2006 to 03/31/2006 |
|---|---|---|---|---|---|
| 3.10.02 | PROVISION FOR SOCIAL CONTRIBUTION | (1,357) | (1,357) | 0 | 0 |
| 3.11 | DEFERRED TAX | 0 | 0 | 0 | 0 |
| 3.12 | STATUTORY INTEREST/ CONTRIBUTIONS | 0 | 0 | 0 | 0 |
| 3.12.01 | INTERESTS | 0 | 0 | 0 | 0 |
| 3.12.02 | CONTRIBUTIONS | 0 | 0 | 0 | 0 |
| 3.13 | REVERSAL OF INTEREST ON SHAREHOLDERS' EQUITY | 0 | 0 | 0 | 0 |
| 3.15 | NET INCOME (LOSS) FOR THE PERIOD | 3,786 | 3,786 | (1,335) | (1,335) |
| | NUMBER OF SHARES, OUTSTANDING, EXCLUDING TREASURY STOCK (THOUSAND) | 7,608 | 7,608 | 92 | 92 |
| | EARNINGS PER SHARE (REAIS) | 0,49763 | 0,49763 | 0 | 0 |
| | LOSS PER SHARE (REAIS) | 0 | 0 | (14,51087) | (14,51087) |

*(In thousands of reais, unless stated otherwise)*

## 1 Operations

MMX Mineração e Metálicos S.A. ("MMX" or the "Company") is incorporated publicly-held company. MMX's current controlling shareholders acquired, on November 9, 2005, the totality of the shares representing the Company's capital stock, which operation was approved on November 29, 2005, by the Brazilian Securities Exchange Commission - CVM. On July 21, 2006, MMX filed the final prospectus regarding the initial public offering, whereby the Company issued 1,262,590 nominative common shares that started to be traded at the *Novo Mercado* (New Market) segment of the São Paulo Stock Exchange - BOVESPA as of July 24, 2006. The financial settlement of public offering was executed on July 26, 2006. On that occasion, the Company held a capital increase in the amount of R$1,029,011.

On August 18, 2006, after having consulted the Lead Manager, the Banco de Investimentos Credit Suisse (Brasil) S/A ("Credit Suisse") exercised the option for the subscription of a supplementary batch of 110,288 book-entry shares, nominatives and non-par registered, issued by the Company ("Supplementary Lot Shares"), at the price of R$815.00 per share, resulting in an additional capital increase in the amount of R$89,884.

On August 24, 2006, the Company closed the public offering and, considering the over-allotment, 1,372,878 shares were made available to the market, which represent 36.1% of the Company's total capital stock on such date, at the price of R$815.00 per share ("Price per Share"), resulting in a capital increase in the total amount of R$1,118,896.

On February 5, 2007, the Company's Level 1 Global Depositary Receipts - GDR program was started, and Banco Itaú S.A. was contracted as the custodian institution and as depositary The Bank of New York, as per terms already approved by CVM. Each common share of the Company is equivalent to twenty (20) GDRs, in accordance with the Company's resolution after the split approved at the Extraordinary General Meeting held on January 25, 2007, according to Note 23.

MMX operates in the following business areas: the extraction, processing, transportation and sale of ores in general; manufacture, processing, transportation and sale of steel inputs; as well as the construction, operation and exploration of marine terminals and railways.

MMX develops, on its own account or through its subsidiaries, projects in mining, logistics, steel and the production of value-added metal products from the iron ore it extracts. The Company owns mining deposits, as a result of the acquisition of mines and applications for mining rights, which it explores and from which it extracts iron ore. In the feasibility study context developed by the Company and subsidiaries, according to geological information obtained and analyzed until March 31, 2006, the Company cubed minining resources, among the ones measured, indicated and inferred, to the tune of 1,153 thousand tons (*), pursuant to an audit study carried out by the SRK Consulting. The Company manages and/or develops logistics systems in the geographic regions where its resources and those of its subsidiaries are located, with a view to the outflow of its production and to the delivery of services to the public, in the public concession category.

*(In thousands of reais, unless stated otherwise)*

On March 31, 2007 and 2006, MMX had, by means of direct and/or indirect ownership in subsidiaries, the following projects:

**a.** Activities in mining research activities (excluding those related to copper and precious metals) in the Municipalities of Pedra Branca do Amapari and Serra do Navio, in the State of Amapá, by means of an exploration agreement entered into between the subsidiary MMX Amapá Mineração Ltda. ("MMX Amapá") and Mineração Pedra Branca do Amapari Ltda. ("MPBA"), a subsidiary of Canadian company Goldcorp Inc. The Company completed a feasibility study for this project, developed by the specialized company Natrontec - Estudos e Engenharia de Processos Ltda. ("Natrontec"), that, besides the mine, encompasses the railway and marine terminal operations. The estimated necessary investment in the project is US$272,000 thousand (*), with start-up scheduled for the 4th quarter of 2007. Investments were evaluated by the Company and are currently estimated at US$347,000 thousand (*).

**b.** The subsidiary MMX Minas-Rio Mineração e Logística Ltda. ("MMX Minas-Rio"), on its own account or through its subsidiary MPC Mineração e Pesquisa Ltda. ("MPC"), is the owner of mining rights located in the Quadrilátero Ferrífero region and in the Serra do Espinhaço, in the state of Minas Gerais. These assets will support the "MMX Minas-Rio System", which will produce iron ore and transport it via a mining pipeline approximately 525 kilometers long, which will connect the mining region to the Municipality of São João da Barra, in the State of Rio de Janeiro, where the Company, through one of its subsidiaries, already owns a 6,000 hectare site suitable for the construction of a port with capacity to receive deep draft ships. The Company completed a feasibility study, which was developed and/or compiled by SRK Consulting, that estimated a necessary investment of US$2,033,000 thousand (*) for this project, including investments related to the acquisition of mining rights, with start-up scheduled for the financial year 2009.

At the Incorporation General Meeting held on March 1, 2007, the Company and its indirect subsidiary MPC established LLX Logística S.A. ("LLX Logística") whose purpose is the rendering of integrated transport logistics services.

On March 22, 2007, the Company approved at the Board of Directors meeting, the corporate reorganization of activities currently developed by the subsidiary MMX Minas-Rio, as mentioned in Note 28b.

**c.** The Company, through the subsidiary MMX Amapá, constituted MMX Logística do Amapá Ltda. ("MMX Logística do Amapá") on February 23, 2006, after the bidding process started in 2005, with the purpose of obtaining from the State of Amapá a Concession for Exploration of Freight and Passenger Railway Transportation Service at the Amapá - EFA Railway. The concession of the railway operation, for the period of 20 years, which can also be renewed for an additional period of 20 years, under the terms of law, is aimed, among other activities of a public nature, at developing the transportation logistics of iron ore to be extracted from the mines held by the Company in the State of Amapá, for the performance of a supply agreement entered into with MMX Amapá.

(*) Information not reviewed by KPMG Auditores Independentes.

*(In thousands of reais, unless stated otherwise)*

According to the Concession Agreement, MMX Logística do Amapá should invest in the first two concession years a total amount of R$40,700 (*) in the recovery of the railway. For the concession, MMX Amapá made, on March 7, 2006, a payment in the value of R$814 to the State of Amapá, equivalent to 2% of the estimated value of investments to be restored.

During the second half of 2006, MMX Logística do Amapá started its operations and is complying with the liabilities with third parties undertaken by the concession agreement, as its parent company, MMX Amapá, will start operating only in 2007.

On March 2, 2007, the Centennial Assets Mining Fund LLC, by means of an auction carried out in the trading floor of BOVESPA, sold 100% of the shares issued by Centennial Amapá in the amount of R$282,891 thousand (equivalent to US$133,000 thousand), which were acquired by a wholly-owned subsidiary of Cleveland-Clifs, Inc., the largest iron mining company and largest producer of pellets in the United States of America.

Centennial Amapá holds 30% of representative quotas of the subsidiary MMX Amapá.

On January 9, 2007, MMX Amapá transferred to the Company its quotas in the capital stock of the parent company IRX Mineração Ltda., "IRX", which holds mining rights acquired on September 9, 2004 in the State of Bahia. Thus, IRX becomes a directly subsidiary of the Company.

**d.** On April 12, 2006, the controlling shareholder of MMX paid in a capital increase by granting to the Company almost all the shares representing the capital stock of the company MMX Corumbá Participações Ltda.

On April 18, 2006, the Company carried out the full spin-off of MMX Corumbá Participações Ltda., with the total absorption of its equity by its subsidiaries MMX Corumbá Mineração Ltda. ("MMX Corumbá") and MMX Metálicos Corumbá Ltda. ("MMX Metálicos Corumbá"). As the spun-off company did not have other assets or liabilities, the spin-off transaction did not entail a capital increase in the recipient companies and the Company thereafter began to hold, directly, almost all the quotas representing the capital of the subsidiaries MMX Corumbá and MMX Metálicos Corumbá.

The subsidiary MMX Corumbá is the holder and lessee of mining rights in the Municipality of Corumbá, State of Mato Grosso do Sul, and is in the current phase of production through the operation of a mobile plant, of limited production, the first billing of which occurred in July 2006. The Company completed a feasibility study regarding this project, developed by Natrontec, which estimated the necessary investment in the project to be US$72,000 thousand (*).

In the last quarter of 2006, MMX Corumbá started its operations making the first iron ore shipments to the foreign market.

(*) Information not reviewed by KPMG Auditores Independentes.

*(In thousands of reais, unless stated otherwise)*

The indirect subsidiary MMX Trade Shipping (Nevada) LLC, formed on November 9, 2006, is located in the United States of America, State of Nevada, and owns 38,890 tonnes of lump iron ore acquired from MMX Corumbá.

Its subsidiaries MMX Metálicos Corumbá and MMX Metálicos Amapá Ltda. ("MMX Metálicos Amapá") currently develops projects, which the Company has commissioned Hatch Consulting and Outokumpu Technologies to prepare feasibility studies, aiming at the deployment of integrated plants for the production of cast iron and semi-finished products, preferably in the States of Amapá and Mato Grosso do Sul, where the Company's own mines are located, and at the deployment of a pelletizing plant on the property of a subsidiary of the Company in the Municipatily of São João da Barra, State of Rio de Janeiro. The estimated investment necessary for these projects is US$1,224,000 thousand (*).

On January 5, 2007, the subsidiary MMX Metálicos Corumbá entered into a long-term agreement with Cargill, Incorporated ("Cargill") for the supply of pig iron production of MMX Corumbá System, with a firm guarantee of removal and delivery.

Committed to buy the agreed volume as from August 2007, Cargill will be the only company, excluding to South America, to trade the pig iron production acquired from MMX Metálicos Corumbá originating from MMX Corumbá System.

As mentioned in Note 23a, on April 28, 2006, the shareholders of MMX organized a partial spin-off of the Company, corresponding to 30% of the shares of its subsidiaries: MMX Amapá, MMX Corumbá and MMX Minas-Rio.

The direct subsidiary MMX Properties LLC, formed on March 9, 2007, is located in the United States of America, in the State of Delaware and owns a purchase option of an aircraft for which it made a down payment in the amount of US$100 thousand.

(*) Information not reviewed by KPMG Auditores Independentes.

*(In thousands of reais, unless stated otherwise)*

## 2 Licenses

The prerequisite of the environmental policy of MMX Group is the obtainment of all the licenses required by law for each one of its facilities and activities. The Company currently has the following licenses through its subsidiaries:

| Company | Type | Issuance date | Term |
|---|---|---|---|
| MMX Corumbá | Operation of "Mine 63" | 10/27/2005 | 1 year [a] |
| MMX Amapá | Amapá Mine Deployment License | 08/16/2006 | 1 year |
| MMX Amapá | Prior License for Port Terminal | 08/16/2006 | 6 months[b] |
| MMX Logística Amapá | Railway Operation | 08/16/2006 | 1 year |
| MMX Metálicos Corumbá | Deployment License | 08/16/2006 | 5 years |
| MMX Metálicos Corumbá | Deployment License for expansion of the Pig Iron Plant, for sintering, steelmaking and rolling | 12/28/2006 | 2 years |
| MPC | Prior License for Port Terminal | 12/28/2006 | 1 year |

**(a)** On June 26, 2006, a requirement was filed for the license renewal in accordance with Conama Resolution article 18, paragraph 4, which was automatically postponed, by an undetermined period, until the definite concession of the qualified environmental body.

**(b)** The Prior License for the Port Terminal obtained on August 16, 2006 has not been renewed, however, on January 10, 2007, the authorization term issued by the Managing Officer of the National Agency for Waterway Transportation ("ANTAQ") was granted to the subsidiary MMX Amapá. Such authorization allows the construction and exploitation, during an indeterminate period of time, of mixed port terminal for private use, located in the port area of the Municipality of Santana, State of Amapá.

Additionally, the Port Operation License has been issued, according to Note 28d .

## 3 Presentation of the quarterly information

The parent company and consolidated quarterly information were prepared in accordance with accounting practices derived from the Brazilian Corporation Law and rules of the Brazilian Securities Exchange Commission - CVM.

***CVM Resolution no. 488***

Converging with the international accounting standards, CVM Resolution no. 488 approved the Pronouncement of IBRACON NPC no. 27, which establishes new presentation and disclosure standards of the financial statements.

In accordance with the referred pronouncement, the assets should be classified in "Current" and "Non-current", this last one split into long-term assets, investments, property, plant and equipment, intangible assets and deferred charges. The liabilities should be classified in "Current" and "Non-current".

*(In thousands of reais, unless stated otherwise)*

***Summary of significant accounting practices***

*a. Statement of operations*

Income and expenses are recognized in accordance with the accrual method. In view of the pre-operating phase of the majority of the Company's subsidiaries, consolidated income is basically comprised of expenditures not related to projects in progress and/or which do not represent future benefits. Part of the Company's consolidated results originate from the operations of Amapá Railway and of the iron ore mine of MMX Corumbá, started during 2006.

*b. Accounting estimates*

The preparation of the quarterly information in accordance with accounting practices adopted in Brazil requires that management uses its judgment in determining and recording accounting estimates. Significant assets and liabilities subject to these estimates and assumptions include the residual value of property, plant and equipment, deferred income tax and social contribution, mining rights, the goodwill in subsidiary's acquisition, the provisions for contingencies, for the valuation of financial instruments and for the provision for adjustment to market value of inventories. The settlement of transactions involving such estimates may result in significantly different amounts due to the lack of precision inherent to the process of their determination. The Company reviews the estimates and assumptions at least on a quarterly basis.

*c. Foreign currency*

Monetary assets and liabilities denominated in foreign currencies were translated into reais at the foreign exchange rate ruling on the balance sheet date and the foreign exchange differences arising on translation are recognized in the fixed assets, since the subsidiaries of the Company are in a pre-operating phase. For the operating activities, the differences are recognized in the income for the year.

*d. Current and non-current assets*

- **Interest earning bank deposits**

  Interest earning bank deposits are recorded at cost plus income accrued up to the balance sheet date and do not overcome the market value.

- **Accounts receivable**

  The amounts related to accounts receivable are recorded by the value billed including respective taxes.

*(In thousands of reais, unless stated otherwise)*

- **Inventories**

Valued at average purchase or production cost, reduced by allowance for losses at market value.

The cost of inventories includes expenditures incurred in the acquisition, transportation and warehousing of the inventories. In the case of manufactured inventories and work in progress, cost includes appropriate share of overhead based on normal operating capacity.

- **Other current and non-current assets**

Presented at the net realizable amount.

e. *Permanent assets*

- **Investments**

Investments in subsidiaries were valued in the parent company using the equity method plus positive goodwill or less negative goodwill, when applicable.

- **Intangible assets**

Recorded at cost of acquisition.

- **Goodwill in the acquisition of subsidiary**

The goodwill generated in the acquisition of subsidiary is based on the expectation of future profit generation and will be amortized in accordance with future results in up to 10 years (see Note 14a).

- **Mining rights and concession**

Mining rights are valued at the cost of acquisition and are subject to recoverability tests. Amortization for operating activities is calculated over the estimated useful life of the mines, based on the relation obtained between the effective production and the total amount of proved and probable reserves (see Note 14b).

- **Property, plant and equipment**

Property, plant and equipament are recorded at the cost of acquisition, formation or construction (including interest and other financial charges). Depreciation is calculated by the straight-line method at rates which take into account the estimated useful lives of the assets. The forest exhaustion will take place due to its formation and maintenance costs and to the area cut each month in relation to the total volume of forests.

*(In thousands of reais, unless stated otherwise)*

- **Deferred charges**

  All results determined in the pre-operating phase related to research and development expenses with projects of the Company's subsidiaries, as well as the correspondent financial charges, monetary and/or exchange variations earned up to the balance sheets date, are associated to the expectation of future benefits and are recorded in deferred charges. Amortization will occur for a 10-year period, as from the beginning of operations.

  Expenditures not directly associated to any future benefits are transferred from deferred charges to the result for the period.

f. *Current and non-current liabilities*

Stated at the known amounts or estimated, plus, when applicable, the corresponding charges, monetary and/or exchange variations incurred up to the balance sheet date.

g. *Provisions*

A provision is recognized in the balance sheet when the Company has a legal or constructive obligation as a result of a past event, and it is probable that an outflow of economic benefits will be required to settle the obligation. Provisions are recorded considering the best estimates of the risk specific to the liability.

h. *Income and social contribution taxes*

In this fiscal year, a taxable income was not ascertained by the Company and its subsidiaries and, consequently, they did not obtain a positive calculation basis for income tax and social contribution. Additionally, deferred tax credit assets are fully provisioned, due to the absence of a profitability record.

i. *Statement of cash flows*

The Company is presenting as supplementary information the statement of cash flows prepared in accordance with NPC 20 - Statement of Cash Flows, issued by IBRACON - Brazilian Institute of Independent Auditors.

*(In thousands of reais, unless stated otherwise)*

## 4 Consolidated quarterly information

### *Quarterly comparative*

The comparative analysis of the parent company and consolidated between the quarters ended on March 31, 2007 and 2006 is technically impaired due to the following facts:

a. *Parent company*

Only as from November 9, 2005 when MMX's control was acquired by the current controlling shareholder, transactions were initiated within the current operational context of the Company.

b. *Consolidated*

On March 31, 2006, MMX did not have the corporate control structure now existing as well as the subsidiaries were in an organizational and operational context still incipient when compared to the operation model presently designed for such companies, highlighting:

- The corporate restructuring which occurred on April 12, 2006 (as described in Note 23a), in which the Company became a holder of both MMX Corumbá and MMX Metálicos Corumbá's investments, in addition to the following interests: 99.9% of MMX Metálicos Corumbá, 70% of MMX Amapá, 70% of MMX Minas-Rio and 70% of MMX Corumbá;

- The constitution of MMX Trade & Shipping (Nevada) LLC by the subsidiary MMX Corumbá on November 9, 2006;

- The constitution, by the Company, of MMX Properties LLC on March 9, 2007.

- The constitution of LLX Logística S.A. ("LLX Logística") by the Company and its indirect subsidiary MPC on March 1, 2007; and

- The constitution of MMX Metálicos Amapá Ltda. ("MMX Metálicos Amapá") by the Company on March 14, 2007.

As a result, the statement of operations and the statement of cash flows for the quarter ended March 31, 2006 cannot be compared with the same statements disclosed by the Company on March 31, 2007.

*(In thousands of reais, unless stated otherwise)*

The consolidated financial statements include the financial statements of MMX and its subsidiaries, as listed below:

| | Interest | |
|---|---|---|
| | **03/31/2007** | **12/31/2006** |
| Direct subsidiaries: | | |
| MMX Amapá | 70.00% | 70.00% |
| MMX Minas-Rio | 70.00% | 70.00% |
| MMX Corumbá | 70.00% | 70.00% |
| MMX Metálicos Corumbá | 99.99% | 99.99% |
| MMX Properties LLC | 100.00% | - |
| IRX | 80.00% | - |
| MMX Metálicos Amapá (a) | 99.99% | - |
| Indirect subsidiaries: | | |
| MPC | 69.99% | 69.99% |
| IRX | - | 56.00% |
| MMX Logística do Amapá | 69.99% | 69.99% |
| MMX Trade Shipping (Nevada) LLC | 70.00% | - |
| LLX Logística S.A. (b) | 99.99% | - |

(a) MMX Metálicos Amapá was constituted for the construction of integrated plants for the production of pig iron and semi-finished products in the State of Amapá.

(b) LLX Logística, upon the conclusion of the corporate restructuring process, will become the holding company of the Company's logistics activities, as per Note 28b.

The accounting policies were uniformly applied in all the consolidated companies and are consistent with those used in the previous period.

***Description of main consolidation procedures***

**a.** Elimination of intercompany asset and liability account balances;

**b.** Elimination of investment account balances and corresponding capital interest and accumulated losses of the subsidiaries;

**c.** Identification of minority interests in the consolidated quarterly information; and

**d.** Elimination of income and expense balances arising from intercompany transactions. These balances are eliminated in the measure of the parent company's participation in subsidiaries against its investments. Unrealized losses are eliminated in the same way as unrealized gains, but only when there are no evidences of problems with the related assets' recovery.

*(In thousands of reais, unless stated otherwise)*

## 5 Cash and cash equivalents

| | Parent Company | | Consolidated | |
|---|---|---|---|---|
| | 03/31/2007 | 12/31/2006 | 03/31/2007 | 12/31/2006 |
| Cash and banks | 728 | 271 | 40,148 | 3,725 |
| Interest earning bank deposits | 687,933 | 727,572 | 687,962 | 775,487 |
| | 688,661 | 727,843 | 728,110 | 779,212 |

Interest earning bank deposits basically represent amounts invested in exclusive funds managed by financial institutions and linked to federal government securities and private securities ("CDB") of first-class financial institutions, as well as private securities (Bank Credit Notes and Debentures) issued by companies and financial institutions, all having average profitability equivalent to DI Cetip ("CDI" - Interbank Deposit Certificate). The debentures represent purchase and sale commitments, recorded at CETIP, and are not subject to credit risk of the respective issuers.

The Company has its interest earning bank deposits temporary blocked, as mentioned in Notes 11 and 25b, in the total amount of R$145,295 on March 31, 2007 and R$145,282 on December 31, 2006, and there is no loss in the accrued interests referring to such investments. Said amounts are presented as contractual retentions, in current assets.

*(In thousands of reais, unless stated otherwise)*

The portfolio of interest earning deposits is broken down as follows:

| | Parent Company | | | | | |
|---|---|---|---|---|---|---|
| | Nature of investments | | | | | |
| | 03/31/2007 | | | | | 12/31/2006 |
| **Financial institution** | **Debentures** | **Open investment fund** | **LTN Over** | **CDB** | **Total** | **Total** |
| Exclusive funds: | | | | | | |
| Pactual | 679,697 | 8,235 | - | - | 687,932 | 719,452 |
| Credit Suisse | - | - | 97,117 | 8,617 | 105,734 | 115,021 |
| Total exclusive funds | 679,697 | 8,235 | 97,117 | 8,617 | 793,666 | 834,473 |
| Other investments: | | | | | | |
| Itaú BBA | 39,562 | - | - | - | 39,562 | 38,381 |
| Total other investments | 39,562 | - | - | - | 39,562 | 38,381 |
| Total investments | 719,259 | 8,235 | 97,117 | 8,617 | 833,228 | 872,854 |
| Blocking referring to contractual retentions | (145,295) | - | - | - | (145,295) | (145,282) |
| Total investments, net | 573,964 | 8,235 | 97,117 | 8,617 | 687,933 | 727,572 |

*(In thousands of reais, unless stated otherwise)*

| | Consolidated | | | | | |
|---|---|---|---|---|---|---|
| | Nature of investments | | | | | |
| | 03/31/2007 | | | | | 12/31/2006 |
| Financial institution | Debentures | Open investment fund | LTN Over | CDB | Total | Total |
| Exclusive funds: | | | | | | |
| Pactual | 679,697 | 8,235 | - | - | 687,932 | 735,392 |
| Credit Suisse | - | - | 97,117 | 8,617 | 105,734 | 144,919 |
| Total exclusive funds | 679,697 | 8,235 | 97,117 | 8,617 | 793,666 | 880,311 |
| Other investments: | | | | | | |
| Itaú BBA | 39,562 | - | - | - | 39,562 | 38,382 |
| UNIBANCO | - | - | - | 29 | 29 | 793 |
| ABN AMRO Bank | - | - | - | - | - | 1,283 |
| Total other investments | 39,562 | - | - | 29 | 39,591 | 40,458 |
| Total investments | 719,259 | 8,235 | 97,117 | 8,646 | 833,257 | 920,769 |
| Blocking referring to contractual | (145,295) | - | - | - | (145,295) | (145,282) |
| Total investments, net | 573,964 | 8,235 | 97,117 | 8,646 | 687,962 | 775,487 |

Exclusive funds are regularly audited by independent auditors and are subject to obligations limited to the payment of services rendered by asset management, attributed to the operation of investments, such as custody and audit fees and other expenses. There are no material financial obligations, nor Company's assets, to guarantee such obligations.

*(In thousands of reais, unless stated otherwise)*

Statements of cash flows:

| | Parent Company | | Consolidated | |
|---|---|---|---|---|
| | 03/31/2007 | 03/31/2006 | 03/31/2007 | 03/31/2006 |
| **Cash flow from operating activities** | | | | |
| **Net income (loss) for the period** | 3,786 | (1,335) | 3,786 | (1,335) |
| Income items not affecting cash flows: | | | | |
| Depreciation and amortization | 12 | - | 2,298 | - |
| Equity loss | 5,252 | 525 | - | - |
| Provision for unsecured liability | 6,770 | - | - | - |
| Monetary variations and long-term interest | (3,863) | - | (8,975) | - |
| Residual cost on disposal of fixed assets | - | - | - | - |
| Minority interest | - | - | (463) | - |
| Variations in assets and liabilities: | | | | |
| Contractual retentions | (13) | - | (13) | - |
| Restricted deposit | (25) | - | (25) | - |
| Inventories | - | - | (12,354) | - |
| Decrease (increase) in other accounts receivable | (400) | (340) | (16,704) | (1,070) |
| Increase (decrease) in suppliers | (2,172) | 351 | 7,312 | 1,321 |
| Increase (decrease) in accounts payable and | 4,801 | 219 | 44,973 | (9,473) |
| **Net cash and cash equivalents generated by (used in) operating activities** | 14,148 | (580) | 19,835 | (10,557) |
| **Cash flows from investing activities** | | | | |
| Credits with related parties: | | | | |
| Granted loans | (53,232) | (9,660) | - | - |
| Settled loans | 21,363 | - | - | - |
| Investment acquisition | (11,250) | (9,151) | - | - |
| Reduction in the investment acquisition amount | - | - | - | - |
| Purchases of property, plant and equipment | (173) | - | (141,174) | (726) |
| Acquisition of rights | - | - | (85,989) | (3,408) |
| Write-off of rights | - | - | 525 | - |
| Additions to deferred charges | - | - | 3,284 | 3,056 |
| **Net cash and cash equivalents invested in investing activities** | (43,292) | (18,811) | (223,354) | (1,078) |

*(In thousands of reais, unless stated otherwise)*

| | Parent Company | | Consolidated | |
|---|---|---|---|---|
| | 03/31/2007 | 03/31/2006 | 03/31/2007 | 03/31/2006 |
| **Cash flows from financing activities** | | | | |
| Capital increase, net | - | - | - | - |
| Loans and financings | | | | |
| Obtained loans | - | 9,792 | 193,715 | 11,400 |
| Settled loans | (10,038) | - | (41,298) | - |
| Debits with related persons | - | - | - | - |
| Obtained loans | - | - | - | - |
| Settled loans | - | (19) | - | - |
| **Net cash and cash provided by financing activities** | (10,038) | 9,773 | 152,417 | 11,400 |
| **Statement of decrease in cash and cash equivalents** | | | | |
| At the beginning of the year | 727,843 | 10,660 | 779,212 | 19,903 |
| At the end of the year | 688,661 | 1,042 | 728,110 | 19,668 |
| **Decrease in cash and cash equivalents** | (39,182) | (9,618) | (51,102) | (235) |

## 6 Accounts receivable

The amounts related to accounts receivable represent the ore sales and railway transportation services operations of subsidiaries MMX Corumbá and MMX Logística do Amapá, respectively, and are comprised as follows:

| | Consolidated | |
|---|---|---|
| | 03/31/2007 | 12/31/2006 |
| MMX Corumbá: | | |
| Domestic | 14 | 9 |
| Foreign | 13,217 | 4,164 |
| | 13,231 | 4,173 |
| MMX Logística do Amapá: | | |
| Domestic | 641 | 467 |
| | 13,872 | 4,640 |

*(In thousands of reais, unless stated otherwise)*

## 7 Inventories

| | Consolidated | |
|---|---|---|
| | 03/31/2007 | 12/31/2006 |
| MMX Corumbá: | | |
| Finished goods | 53,611 | 44,695 |
| MMX Trade & Shipping LLC: | | |
| Finished goods | 5,077 | - |
| MMX Metálicos Corumbá: | | |
| Raw materials | 1,262 | - |
| Provision for adjustment to market value | (10,266) | (7,365) |
| | 49,684 | 37,330 |

On March 31, 2007 and December 31, 2006, the iron ore inventories amounted to 845 thousand (806 thousand at MMX Corumbá and 39 thousand at MMX Trade Shipping) and 658 thousand tonnes of lump (MMX Corumbá), respectively.

On March 31, 2007 MMX Metálicos Corumbá's coal storage amounted to 13,631.4 cubic meters.

## 8 Sundry advances

The amounts related to advances are comprised as follows:

| | Parent Company | | Consolidated | |
|---|---|---|---|---|
| | 03/31/2007 | 12/31/2006 | 03/31/2007 | 12/31/2006 |
| Employees | 73 | 62 | 170 | 150 |
| Suppliers | 534 | 523 | 14,406 | 14,048 |
| | 607 | 585 | 14,576 | 14,198 |

*(In thousands of reais, unless stated otherwise)*

## 9 Recoverable taxes

| | Parent Company | | Consolidated | |
|---|---|---|---|---|
| | 03/31/2007 | 12/31/2006 | 03/31/2007 | 12/31/2006 |
| ICMS | 19 | 19 | 14,795 | 8,329 |
| IRRF | 7,894 | 7,323 | 11,081 | 9,904 |
| COFINS | 34 | 34 | 433 | 418 |
| PIS | 7 | 7 | 93 | 90 |
| Others | 59 | 59 | 283 | 79 |
| | 8,013 | 7,442 | 26,685 | 18,820 |

## 10 Restricted deposit

Refers to the remunerated deposit made in a checking account on behalf of the Company as part of the payment for the acquisition of the real estate named "Fazenda Caruara", located in the Municipality of São João da Barra, State of Rio de Janeiro, which, totaled R$6,025 on March 31, 2007 (R$6,000 on December 31, 2006). The release of this amount is subject to a future condition, pursuant to the rules set forth in the purchase and sale agreement, in guarantee of the contingency liabilities of the seller.

## 11 Contractual retentions

On March 31, 2007, the Company's portion of interest earning bank deposits blocked as collateral for the loan granted by Credit Suisse in the total amount of R$105,733 (R$106,900 on December 31, 2006) and, private instrument of fiduciary release of credit rights as guarantee of surety installment agreement in favor of MMX Corumbá in the amount of R$39,562 (R$38,382 on December 31, 2006), respectively, totaling R$145,295 (R$145,282 on December 31, 2006), as mentioned in Note 25b.

## 12 Judicial deposits

The balance of deposits in court, on March 31, 2007, is represented by proceeding no. 008.06.104278-9 (writ of ejectment of Fazenda Piraputanga) related to the lawsuit filed by subsidiary MMX Metálicos Corumbá, as described in Note 19a.

On March 27, 2007, a finding license regarding the judicial deposit related to the lawsuit no. 1.756/2005 was granted (claim of entrance in the area for performing mineral research) related to the lawsuit filed by subsidiary MMX Amapá, as described in Note 19b. The amount of R$487 has been reclassified as other credits.

*(In thousands of reais, unless stated otherwise)*

## 13 Investments

***Breakdown of balances***

| | Parent Company | | Consolidated | |
|---|---|---|---|---|
| | 03/31/2007 | 12/31/2006 | 03/31/2007 | 12/31/2006 |
| Investments in subsidiaries | 11,945 | 5,947 | - | - |
| Advances for future investment acquisition | - | - | 2,176 | 2,176 |
| | 11,945 | 5,947 | 2,176 | 2,176 |

*Mineral Service*

The subsidiary MMX Corumbá acquired on July 11, 2006, the mining rights to explore the iron ore in the State of Mato Grosso do Sul, upon the acquisition of the quotas of the company Mineral Service Ltda. ("Mineral Service"), for the total cost of US$14,000 thousand (equivalent to R$30,439), being US$1,000 thousand (equivalent to R$2,176) paid on July 11, 2006, recorded as advance for investment acquisition, and the remaining balance will be paid in three installments, US$3,000 thousand in the verification of the transfer of mining rights, and US$10,000 thousand in the year of 2007, such payments subject to the effective transfer of mining rights to Mineral Service.

*(In thousands of reais, unless stated otherwise)*

*a. Movement*

Stockholdings and movement of investments are described below:

| | Parent Company - 03/31/2007 | | | | | | | | | | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|
| **Subsidiaries' data** | **MMX Amapá** | **IRX** | **MMX Logística do Amapá** | **MMX Minas-Rio** | **MPC** | **MMX Corumbá** | **MMX Metálicos Corumbá** | **MMX Metálicos Amapá** | **MMX Trade & Shipping** | **MMX Properties** | **LLX Logística** | **Total** |
| Participation in capital stock (%) | 70% | 80% | 70% | 70% | 70% | 70% | 100% | 100% | 70% | 100% | 100% | - |
| Shareholders' equity | 12,330 | 71 | (18,029) a | 7,082 | 30 | (11,354) a | 10 | 10 | - | 226 | 10 | - |
| Capital stock | 22,258 | 10 | - | 8,478 | 30 | 15,200 | 10 | 10 | - | 230 | 10 | - |
| Capital stock to be paid-up | - | - | 15,000 | - | - | - | - | - | - | - | - | - |
| Advance for future capital increase | - | 61 | (15,000) | - | - | - | - | - | - | - | - | - |
| Loss for the period | (4,699) | - | (4,459) | - | - | (8,412) | - | - | - | (4) | - | - |
| Movement: Balance as of March 31, 2006 | 980 | - | - | 4,957 | - | - | 10 | - | - | - | - | 5,947 |
| Acquisition of investments | - | 69 | - | - | - | - | - | 10 | - | 230 | - | 309 |
| Capital increase | 10,941 | - | - | - | - | - | - | - | - | - | - | 10,941 |
| Equity on loss of subsidiaries | (5,248) | - | - | - | - | - | - | - | - | (4) | - | (5,252) |
| Balance as of March 31, 2007 | 6,673 | 69 | - | 4,957 | - | - | 10 | 10 | - | 226 | - | 11,945 |

(a) The Company recorded a provision for uncovered liabilities in an amount proportional to its share.

*(In thousands of reais, unless stated otherwise)*

## 14 Intangible

### a. Goodwill in the acquisition of subsidiary

The goodwill balance determined on the acquisition of the subsidiary MPC by MMX Minas-Rio is based on the expectation of future profitability arising from the mining reserve exploration related to the mining right, according to Note 14b. Future profitability is based on the feasibility studies and the business plans of project and technical reports on the productive capacity of the reserves.

On October 23, 2006, the subsidiary MMX Minas-Rio executed an addendum to the acquisition agreement of quotas of MPC, due to the conventional revaluation of its assets, reducing the total acquisition cost of quotas according to Note 14b.

Goodwill amortization will be recorded in up to 10 years as of commercial start-up, according to the future profitability projections.

*(In thousands of reais, unless stated otherwise)*

## b. Mining rights and concession

The Company had the following mining rights:

| Company | | State | Right | 03/31/2007 | 12/31/2006 |
|---|---|---|---|---|---|
| Acquisitions: | | | | | |
| IRX | (I) | Bahia | Mineral - Iron ore | 168 | 168 |
| MMX Minas-Rio | (II) | Minas Gerais | Mineral - Iron ore | 40,000 | 40,000 |
| MPC | (III) | Minas Gerais | Mineral - Iron ore | 1,585 | 1,585 |
| MMX Minas-Rio | (IV) | Minas Gerais | Mineral - Iron ore | 30 | 30 |
| MMX Corumbá | (V) | Mato Grosso | Mineral - Iron ore | 28,954 | 28,954 |
| MMX Logística do Amapá | (VI) | Amapá | Railway Concession/Granting | 783 | 814 |
| MMX Minas-Rio | (VII) | Minas Gerais | Mineral - Iron ore | 38,579 | 2,463 |
| | | | | 110,099 | 74,014 |
| Advances for mining rights acquisition: | | | | | |
| MMX Minas-Rio | (VIII) | Minas Gerais | Mineral - Iron ore | 1,513 | 1,513 |
| MMX Minas-Rio | (IX) | Minas Gerais | Mineral - Iron ore | 51,413 | 12,536 |
| | | | | 52,926 | 14,049 |
| Accumulated amortization: | | | | | |
| MMX Corumbá | | | | (487) | (333) |
| | | | | 162,538 | 87,730 |
| Costs for the withdrawal of assets (X) | | | | 11,027 | - |

*(In thousands of reais, unless stated otherwise)*

(I) Mining rights acquired on September 9, 2004 in the State of Bahia.

**(II)** Located in the Serra do Espinhaço region, in the State of Minas Gerais, and acquired on October 19, 2005, at a total cost of R$40,000, out of which R$4,500 was paid on the signature of the contract and the remaining amount will be paid in installments, as described in Note 21a.

**(III)** Located in the Quadrilátero Ferrífero region, in the State of Minas Gerais, and acquired on August 17, 2005, through the acquisition of quotas in MPC, the owner of the assets in question. The total value of the transaction was US$75,000 thousand, the first installment of US$20,000 thousand was paid in 2005. On October 23, 2006, the subsidiary MMX Minas-Rio executed an addendum to the acquisition agreement of quotas of MPC, due to the conventional revaluation of its assets, reducing the total acquisition cost of quotas from US$75,000 thousand to US$50,500 thousand. Consequently, the remaining balance payable for the acquisition of quotas, which, before the revaluation, was US$55,000 thousand (equivalent to R$129,954), started being, due to the addendum, of US$30,500 thousand, plus interest, and the 1st installment was paid on December 3, 2006 in the amount of US$20,000 thousand and the remaining installment of US$10,500 thousand falling due on July 30, 2007, as mentioned in Note 21b.

The value of the mining right recorded in the indirect subsidiary MPC is R$25, resulting in the subsidiary MMX Minas-Rio recording a transaction goodwill, as described in item a.

On January 10, 2006, the subsidiary required new mining rights with the National Department of Mineral Production ("DNPM") in the same region, at the cost of R$1.

On April 28, 2006, there was the execution of acquisition agreement of mining rights, in the place called Fazenda Itaoca, in the Municipality of Campos de Goytacazes, in the State of Rio de Janeiro, by the total amount of R$1,561 by which R$861 were paid in the acquisition and the remaining balance will be paid in 5 installments of R$140. On January 16, 2007, the 1st installment was paid and the other ones on the same date of the subsequent months.

**(IV)** Agreement entered into on April 13, 2006 for mining research services and experimental mining necessary for a better knowledge of the area in the amount of R$30.

*(In thousands of reais, unless stated otherwise)*

(V) Mining rights of the Laiz and Ema mines, designated mine 63, in the Municipality of Corumbá, State of Mato Grosso do Sul, acquired at the price of R$28,604 from the company Sociedade Brasileira de Imóveis Ltda.

(VI) Concession granting value of EFA, as described in Note 1c.

(VII) On March 13, 2006, an option agreement was entered into for the mining rights purchase regarding iron ore exploration in the Serra do Espinhaço region, for which it paid US$700 thousand (equivalent to R$1,490) and, on August 7 and 25, 2006, additions for the option agreement were entered into, for which it paid US$480 thousand (equivalent to R$973). On January 24, 2007, the purchase option of this right was exercised in the amount of R$35,000 to be paid in twenty equal, consecutive and monthly installments in the amount of R$1,750, adjusted by the savings index.

(VIII) On March 3, 2006, an option agreement was entered into for the mining rights purchase regarding iron ore exploration in the Serra do Espinhaço region, for which it paid US$500 thousand as purchase option and on December 11, 2006, an agreement addendum was executed in the amount of US$200 thousand, to be paid in four equal and consecutive monthly installments in the amount of US$50 thousand, and the first one is due in 10 days from the execution of this addendum and the other ones in the subsequent three months.

(IX) On April 28, 2006, an option agreement was entered into for the mining rights purchase regarding iron ore exploration in the Quadrilátero Ferrífero region, for which it paid US$6,000 thousand (equivalent to R$12,535) as purchase option. The purchase option was valid for 10 months and was extended for more 8 months through an additional payment of US$18,500 thousand (equivalent to R$38,878) made on March 6, 2007.

(X) Refers to the costs to recover the mine area after the termination of the exploration rights, as Note 22.

*(In thousands of reais, unless stated otherwise)*

On July 14, 2006, the subsidiary MMX Amapá and MPBA entered into an Agreement for the Assignment of Mining Rights and Other Arrangements, whereby certain mining rights contained in Proceedings DNPM nos. 852.730/93, 858.010/99 and 858.114/04, previously subject matter of an agreement of shared exploration between the two companies, were assigned and transferred to MMX Amapá. For the assignment of the mining rights, MMX Amapá will pay MPBA a share equivalent to 1% of the gross revenue obtained by MMX Amapá with the sale or other form of disposal of iron ore or other non-precious minerals originating from the mining of the outcrops present in the region of the aforementioned mining rights.

Mining rights, in the operating activities, are amortized based on the method of unit produced.

## 15 Property, plant and equipment

| | Consolidated | |
|---|---|---|
| | 03/31/2007 | 12/31/2006 |
| MMX | 15,688 | 15,527 |
| MMX Amapá | 136,477 | 66,190 |
| MMX Minas-Rio | 5,954 | 1,334 |
| MMX Corumbá | 38,287 | 38,415 |
| MMX Metálicos Corumbá | 115,790 | 67,270 |
| MPC | 15,451 | 7,007 |
| MMX Logística do Amapá | 18,534 | 10,935 |
| MMX Properties LLC | 205 | - |
| | 346,386 | 206,678 |

*(In thousands of reais, unless stated otherwise)*

Being its breakdown as follows:

| | | Parent Company | | | | | |
|---|---|---|---|---|---|---|---|
| | | 03/31/07 | | | 12/31/06 | | |
| | Depreciation rate % p.a. | Cost | Accumulated depreciation | Net | Cost | Accumulated depreciation | Net |
| Buildings and improvements | 8 | 1,515 | (16) | 1,499 | 1,506 | (14) | 1,492 |
| Furniture and fixture | 10 | 611 | (30) | 581 | 595 | (29) | 566 |
| Machinery and equipment | 10 | 38 | (1) | 37 | 8 | (1) | 7 |
| IT equipment | 20 | 22 | (2) | 20 | 22 | (1) | 21 |
| Software | 20 | 198 | (13) | 185 | 79 | (4) | 75 |
| | | 2,384 | (62) | 2,322 | 2,210 | (49) | 2,161 |
| Land | - | 13,359 | - | 13,359 | 13,359 | - | 13,359 |
| Advances for property, plant and equipment formation | - | 7 | - | 7 | 7 | - | 7 |
| | | 13,366 | - | 13,366 | 13,366 | - | 13,366 |
| | | 15, 570 | (62) | 15,688 | 15,576 | (49) | 15,527 |

*(In thousands of reais, unless stated otherwise)*

| | | Consolidated | | | | | |
|---|---|---|---|---|---|---|---|
| | | 03/31/2007 | | | 12/31/2006 | | |
| | Depreciation rate % p.a. | Cost | Accumulated depreciation | Net | Cost | Accumulated depreciation | Net |
| Buildings and improvements | 8 | 9,810 | (67) | 9,743 | 1,506 | (14) | 1,492 |
| Furniture and fixtures | 10 | 2,703 | (180) | 2,523 | 857 | (196) | 661 |
| Machinery and equipment | 10 | 35,945 | (1,870) | 34,075 | 35,095 | (1,178) | 33,917 |
| Aircraft (a) | 10 | 12,145 | (911) | 11,234 | 12,145 | (607) | 11,538 |
| IT equipment | 20 | 3,050 | (405) | 2,645 | 2,964 | (257) | 2,707 |
| Vehicles | 20 | 2,637 | (384) | 2,253 | 2,629 | (261) | 2,368 |
| Software | 20 | 1,419 | (126) | 1,293 | 684 | (57) | 627 |
| Railway equipment | 5 | 7,676 | (182) | 7,494 | 6,289 | (89) | 6,200 |
| Forests | - | 6,213 | - | 6,213 | 6,214 | - | 6,214 |
| | | 81,598 | (4,125) | 77,473 | 68,383 | (2,659) | 65,724 |
| Land (b) | - | 61,353 | - | 61,353 | 61,318 | - | 61,318 |
| Advances for property, plant and equipment formation | - | 37,379 | - | 37,379 | 17,403 | - | 17,403 |
| Construction in progress | - | 170,181 | - | 170,181 | 62,233 | - | 62,233 |
| | | 268,913 | - | 268,913 | 140,954 | - | 140,954 |
| | | 350,511 | (4,125) | 346,386 | 209,337 | (2,659) | 206,678 |

***a. Aircraft lease-back operation***

This aircraft was acquired by the subsidiary MMX Metálicos Corumbá in February 2006, at the price of US$6,000 thousand, being incorporated by the Company due to the corporate restructuring that took place on April 12, 2006, as described in Note 23a.

On May 16, 2006, the subsidiary MMX Metálicos Corumbá entered into an aircraft sale-lease-back agreement in the amount of US$5,400 thousand (equivalent to R$12,192), for a term of 120 months, with residual value of US$1,350 thousand. The amortizations of leasing agreement are quarterly and started in October 2006.

*(In thousands of reais, unless stated otherwise)*

***b. Land***

It includes the land acquired on November 30, 2006, located in Santana, in the State of Amapá, for the total cost of R$10,770, with maturity of the promissory note estimated for January 8, 2008. The payable balance is recognized in "with property, plant and equipment, acquisition obligations".

***c. Movement***

| | Parent Company | | | | |
|---|---|---|---|---|---|
| | 12/31/2006 | 03/31/2007 | | | |
| | Cost | Acquisitions | Write-offs | Transfers | Cost |
| Buildings and improvements | 1,506 | 9 | - | - | 1,515 |
| Furniture and fixture | 595 | 16 | - | - | 611 |
| Machinery and equipment | 8 | 30 | - | - | 38 |
| IT equipment | 22 | - | - | - | 22 |
| Software | 79 | 119 | - | - | 198 |
| Land | 13,359 | - | - | - | 13,359 |
| Advances to suppliers | 7 | - | - | - | 7 |
| | 15,576 | 174 | - | - | 15,750 |

*(In thousands of reais, unless stated otherwise)*

| | Consolidated | | | | |
|---|---|---|---|---|---|
| | 12/31/2006 | 03/31/2007 | | | |
| | Cost | Acquisitions | Write-offs | Transfers | Cost |
| Buildings and improvements | 1,506 | 8,304 | - | - | 9,810 |
| Furniture and fixture | 857 | 1,846 | - | - | 2,703 |
| Machinery and equipment | 35,095 | 2,071 | (1,422) | 201 | 35,945 |
| Aircraft | 12,145 | - | | - | 12,145 |
| IT equipment | 2,964 | 352 | (266) | - | 3,050 |
| Vehicles | 2,629 | 8 | - | - | 2,637 |
| Software | 684 | 735 | - | - | 1,419 |
| Railway equipment | 6,289 | 1,387 | - | - | 7,676 |
| Forest | 6,214 | - | (1) | - | 6,213 |
| Land | 61,318 | 35 | - | - | 61,353 |
| Advances to suppliers | 17,403 | 22,204 | - | (2,228) | 37,379 |
| Construction in progress | 62,233 | 105,921 | - | 2,027 | 170,181 |
| | 209,337 | 142,863 | (1,689) | - | 350,511 |

*(In thousands of reais, unless stated otherwise)*

## 16 Deferred charges

| | Consolidated | | | | | |
|---|---|---|---|---|---|---|
| | 03/31/2007 | | | 12/31/2006 | | |
| | Cost | Accumulated amortization | Net | Cost | Accumulated amortization | Net |
| MMX Amapá | 56,921 | - | 56,921 | 56,691 | - | 56,691 |
| MMX Minas-Rio | 2,909 | - | 2,909 | 23,716 | - | 23,716 |
| MPC | 25,072 | - | 25,072 | 19,965 | - | 19,965 |
| MMX Corumbá | 24,686 | (1,234) | 23,452 | 24,424 | (668) | 23,756 |
| MMX Metálicos Corumbá | 29,370 | - | 29,370 | 31,017 | - | 31,017 |
| MMX Logística do Amapá | 18,051 | (224) | 17,827 | 4,481 | (112) | 4,369 |
| IRX | 61 | - | 61 | 61 | - | 61 |
| | 157,070 | (1,458) | 155,612 | 160,355 | (780) | 159,575 |

Its breakdown is as follows:

| | Amortization rate % p.a. | Consolidated | |
|---|---|---|---|
| | | 03/31/2007 | 12/31/2006 |
| Pre-operating expenses | 10 | 233,486 | 185,105 |
| Pre-operating financial income | 10 | (77,874) | (25,530) |
| | | 155,612 | 159,575 |

Deferred charges are valued at their formation cost and represent pre-operating expenses incurred and income earned in the phase of research and deployment of the integrated mining and logistics projects.

Deferred charges, for operating activities, are amortized in a 10-year term, since the date of commercial start-up, when economic benefit expectations started to be generated.

*(In thousands of reais, unless stated otherwise)*

## 17 Related-party transactions

| | Parent Company | |
|---|---|---|
| | Accounts receivable | |
| | 03/31/2007 | 12/31/2006 |
| MMX Amapá | 73,897 | 72,650 |
| MMX Minas-Rio | 52,650 | 41,657 |
| MMX Metálicos Corumbá | 22,948 | 904 |
| MMX Corumbá | 21,745 | 26,282 |
| MMX Logística | 16,179 | 15,117 |
| MPC Mineração | 4,370 | 3,309 |
| Interest | 7,213 | 3,441 |
| | 199,002 | 163,360 |
| Current | 199,002 | 163,360 |
| Non-current | - | - |

The main balances of assets and liabilities on March 31, 2007 and December 31, 2006, as well as transactions that have influenced the income for the period, related to operations with related parties, resulted from transactions of the Company with its direct and indirect subsidiaries, which were made under usual market conditions for the respective types of operations.

As mentioned in Note 18, the controlling shareholder is the guarantor of some loans and financings obtained by the Company's subsidiaries.

*(In thousands of reais, unless stated otherwise)*

## 18 Loans and financings

| Institutions | Guarantees | Term | 03/31/2007 | 12/31/2006 |
|---|---|---|---|---|
| Banco ABN AMRO Real S.A. | Intervening party: Eike Fuhrken Batista | 03/16/2007 | - | 9,621 |
| Interest incurred | | | - | 509 |
| **Total parent company - current** | | | - | 10,130 |
| MMX Minas-Rio: | | | | |
| Unibanco S.A. | Pledge of mining rights + Surety of MMX | 07/24/2008 | 24,605 | 25,655 |
| Unibanco S.A. | Pledge of mining rights + Surety of MMX | 09/16/2008 | 16,403 | 17,104 |
| Unibanco S.A. | Pledge of mining rights + Surety of MMX | 07/21/2008 | 13,328 | 13,897 |
| Unibanco S.A. | Intervening Party: Eike Fuhrken Batista | 06/28/2007 | 10,252 | 10,690 |
| Unibanco S.A. | Pledge of mining rights + Surety of MMX | 07/15/2008 | 10,252 | 10,690 |
| Unibanco S.A. | Pledge of mining rights + Surety of MMX | 09/10/2008 | 10,252 | 10,690 |
| Unibanco S.A. | Pledge of mining rights + Surety of MMX | 11/18/2008 | 7,176 | 7,483 |
| Unibanco S.A. | Surety of MMX | 01/02/2007 | - | 2,383 |
| Banco Itaú BBA S.A. | Surety of MMX | 09/06/2007 | 8,202 | 8,552 |
| Unibanco S.A. | Pledge of mining rights + Surety of MMX | 01/22/2008 | 10,252 | - |
| Unibanco S.A. | Pledge of mining rights + Surety of MMX | 02/25/2008 | 17,428 | - |
| | | | 128,150 | 107,144 |
| MMX Amapá: | | | | |
| Banco Itaú BBA S.A. | Surety of MMX | 07/24/2006 | 10,252 | 10,690 |
| Banco ABC Brasil S.A. | Surety of MMX | 07/03/2007 | 16,403 | - |
| Banco Itaú BBA S.A. | Surety of MMX/Centennial Asset Part. Amapá S.A. | 07/30/2007 | 36,251 | - |
| Banco Itaú BBA S.A. | Surety of MMX | 07/30/2007 | 18,454 | - |
| Hedge | Provision for hedge settlement | | 1,531 | - |
| | | | 82,891 | 10,690 |
| MPC: | | | | |
| Banco Itaú BBA S.A. | Surety of MMX | 03/29/2007 | 2,051 | 2,138 |
| Banco Itaú BBA S.A. | Surety of MMX | 09/06/2007 | 5,126 | 5,345 |
| Banco Unibanco S.A. | Guarantor/Co-obligor: Eike Fuhrken Batista | 06/28/2007 | 10,252 | 10,690 |
| | | | 17,428 | 18,173 |
| MMX Metálicos: | | | | |
| Credit Suisse S.A. | Collateral cash | 09/04/2007 | 102,520 | 106,900 |
| Aircraft Leasing | Guarantor/Co-obligor: Eike Fuhrken Batista | 07/01/2016 | 10,449 | 11,112 |
| Banco Santander Banespa | Surety of MMX | 10/24/2008 | 20,504 | - |
| | | | 133,473 | 118,012 |
| MMX Corumbá: | | | | |
| Banco Unibanco S.A. | Guarantor/Co-obligor: Eike Fuhrken Batista | 09/04/2008 | 24,605 | 25,655 |
| Banco ABC Brasil S.A. | Guarantor/Co-obligor: Eike Fuhrken Batista | 10/19/2007 | 10,252 | 10,690 |
| Banco BBM S.A. | Surety of MMX | 05/16/2007 | 7,176 | 7,484 |
| Banco Itaú BBA S.A. | Surety of MMX | 03/23/2007 | - | 10,691 |
| Banco Itaú BBA S.A. | Surety of MMX | 03/23/2007 | - | 8,552 |
| Banco Itaú BBA S.A. - | Guarantor/Co-obligor: Eike Fuhrken Batista | 10/15/2007 | 2,160 | 2,279 |
| Banco Votorantim S.A. | Surety of MMX | 03/12/2007 | - | 4,276 |
| Banco Votorantim S.A. | Surety of MMX | 04/04/2007 | 6,151 | 6,414 |
| Banco Votorantim S.A | Surety of MMX | 05/09/2007 | 10,252 | 10,690 |
| BNDES - Banco Nacional | Guarantor/Co-obligor: Eike Fuhrken Batista | 03/15/2010 | 784 | 838 |
| BNDES - Banco Nacional | Guarantor/Co-obligor: Eike Fuhrken Batista | 08/16/2010 | 8,315 | 8,550 |
| BNDES - Banco Nacional | Guarantor/Co-obligor: Eike Fuhrken Batista | 08/16/2010 | 1,464 | 1,508 |
| CITIBANK | Surety of MMX | 11/19/2007 | 20,504 | 21,380 |
| Banco Santander Banespa | Surety of MMX | 01/14/2008 | 10,252 | - |
| Banco Santander Banespa | Surety of MMX | 02/01/2008 | 10,252 | - |
| Banco Santander Banespa | Surety of MMX | 02/29/2008 | 20,504 | - |
| Banco Santander Banespa | Surety of MMX | 03/10/2008 | 10,252 | - |
| Banco Votorantim S.A | Surety of MMX | 03/18/2008 | 18,454 | - |
| | | | 161,377 | 119,007 |

*(In thousands of reais, unless stated otherwise)*

| Institutions | Guarantees | Term | 03/31/2007 | 12/31/2006 |
|---|---|---|---|---|
| Total consolidated | | | 523,319 | 383,156 |
| Short-term interest incurred | | | 7,995 | 4,716 |
| | | | 531,314 | 387,872 |
| Current | | | 405,790 | 256,369 |
| Non-current | | | 125,524 | 131,503 |

Financings in domestic currency incur: (i) fixed interest of 12.60% p.a.; and (ii) variable interest based on the long-term interest rate (TJLP) and Basket of Currencies, plus 5.60% p.a.

Financings in foreign currency incur: (i) U.S. dollar exchange variation plus fixed interest of 6.90% to 8.22% p.a.; and (ii) LIBOR plus interest ranging from 2.95% to 3.28% p.a. (and) the average cost of loans in foreign currency results in a weighted average rate of 7.88% p.a. plus U.S. dollar exchange variation.

On December 27, 2006, MMX, through its subsidiary MMX Amapá, signed a financial advisory services proposal for the financing of Mineração Amapá Project, on a firm guarantee basis, in the total amount of US$250,000 thousand, US$200,000 thousand in lines of Banco Itaú BBA and US$50,000 thousand in lines of Banco ABC Brasil. These credit lines are subject to a series of suspensive conditions, among them, approval of the operation and rendering of guarantees by the financial institutions' credit committees. On February 22, 2007, the agreement of this loan was signed.

The Company, by means of its subsidiary MMX Minas-Rio, has a credit line with Unibanco in the amount of US$400,000 thousand for 144-month term and a six-month grace period. Besides this own line, Unibanco will also act as an advisor for the contracting of US$968,000 thousand in additional lines, amounting, together with the direct line of Unibanco, to a total of US$1,518,000 thousand. These credit lines are subject to a series of guarantees and covenants, including pledge of mining rights, pledge of assets and other guarantees. Unibanco released a line of US$50,000 thousand in the bridge loan category for the initial investments of the project and obtainment of licenses, which was fully used by MMX on December 31, 2006, and the collateral provided consisted of the pledge of the mining rights of Process no. 830,286 of DNPM, owned by the subsidiary MMX Minas-Rio.

On March 23, 2007, the Company, by means of its subsidiaries MMX Corumbá and MMX Metálicos, executed a financial advisory services proposal with Banco BNP Paribas for financing of debt restructuring of MMX Corumbá (mine 63) and financing of Pig Iron Project of MMX Metálicos Corumbá. The financial proposal sets forth export prepayment operation in the total amount of up to US$60,000 thousand to MMX Corumbá and Banco Nacional de Desenvolvimento Econômico e Social ("BNDES") and Fundo Constitucional do Centro-Oeste ("FCO") onlending in the total amount of US$90,000 thousand to MMX Metálicos Corumbá.

*(In thousands of reais, unless stated otherwise)*

## 19 Provision for contingencies

On March 31, 2007 and December 31, 2006, the Company and its direct and indirect subsidiaries are parties in judicial claims and administrative proceedings arising in the ordinary course of business, involving civil matters.

### a. *MMX Metálicos Corumbá*

On August 17, 2006, a judicial deposit was made, before the 2nd Civil Court of the Administrative Region of Corumbá, in the amount of R$200 by judicial determination, in order to guarantee the occasional indemnification to the owners of Fazenda Piraputanga, an area granted to the subsidiary MMX Metálicos Corumbá for the construction of the pig iron plant, in view of the authorization of writ of ejectment in favor of the subsidiary. The subsidiary constitutes provision for contingencies in the amount mentioned above.

### b. *MMX Amapá*

On September 26, 2006, a judicial deposit was made, before the Civil Court of the Administrative Region of Serra do Navio, in the amount of R$612 by judicial determination of such court, so that guarantee was rendered in the records of the Process no. 1756/2005 (claim of entrance in the area for performing mineral research), of which the nine beneficiaries of mining rights and also MPBA, succeeded by MMX Amapá by force of the assignment of mining rights.

On December 20, 2006, after the interposition of an appeal on the merits of the case which determined and indemnification of R$487, an agreement was entered into between the parties, already ratified and also an authorization was granted in the amount of R$125.

On March 27, 2007, due to the agreement entered into between the parties, a license for the finding of a balance of R$487 was granted, thus, the lawsuit does not represent any further contingency on March 31, 2007. The subsidiary reversed the provision in the amount of R$487.

## 20 Deferred income and social contribution taxes

On March 31, 2007 and December 31, 2006, most of the Company's subsidiaries were in a pre-operating phase and, therefore, deferred income tax and social contribution tax assets have been calculated and recorded. Since there was no history of taxable income, a full valuation allowance was constituted for the payment of such assets.

*(In thousands of reais, unless stated otherwise)*

Deferred income and social contribution taxes have been originated as follows:

| | Parent Company | | Consolidated | |
|---|---|---|---|---|
| | 03/31/2007 | 12/31/2006 | 03/31/2007 | 12/31/2006 |
| Non-current assets: | | | | |
| Tax loss carryforwards | 21,692 | 19,130 | 31,091 | 25,217 |
| Negative basis of social contribution tax | 7,809 | 6,887 | 10,443 | 9,078 |
| Provision for adjustment to market value | - | - | 2,901 | 2,504 |
| | 29,501 | 26,017 | 44,435 | 36,799 |
| Valuation allowance | (29,501) | (26,017) | (44,435) | (36,799) |
| | - | - | - | - |

## 21 Investment acquisition obligations

The Company, through its subsidiaries, held consolidated commitments related to the acquisition of quotas of the subsidiary MPC, and for the direct acquisition of the mining rights as detailed below:

| | | | Consolidated | | | |
|---|---|---|---|---|---|---|
| | | | 03/31/2007 | | 12/31/2006 | |
| Company | | Creditor | Short-term | Long-term | Short-term | Long-term |
| MMX Minas-Rio | (a) | Mining Rights Assignor | - | 29,904 | - | 29,574 |
| MMX Minas-Rio | (b) | Quota Assignor | 21,529 | - | 26,113 | - |
| MMX Minas-Rio | (c) | Mining Rights Assignor | 20,768 | 11,182 | - | - |
| MMX Minas-Rio | | Other | 2,153 | - | 1,314 | 608 |
| MPC | | Mining Rights Assignor | 140 | - | 700 | - |
| | | | 44,590 | 41,086 | 28,127 | 30,182 |

(a) Remaining balance payable to the seller, due in three installments adjusted by the IGP-M index, of R$8,674 on October 14, 2006, R$10,032 and R$10,868 on April 12 and October 9, 2007, respectively. On July 1, 2006, a supplementary term was executed, extending the maturities of installments for October 19, 2009, 2010 e 2011, respectively, as Note 14b.

*(In thousands of reais, unless stated otherwise)*

(b) Remaining balance of US$55,000 thousand related to the quota purchase from subsidiary MPC is due to sellers on December 31, 2005, which as a consequence of the execution of the addendum to the acquisition agreement of quotas of MPC, due to the conventional revaluation of its assets, according to Note 12a, started being US$30,500 thousand. On December 3, 2006, US$20,000 thousand was paid and the remaining balance equivalent to US$10,500 thousand will be paid on July 30, 2007. The subsidiary constituted a pledge on mining rights, held by the subsidiary MPC in favor of sellers as a payment guarantee, as Note 14b.

(c) Remaining balance payable to the seller, in eighteen monthly, equal and consecutive installments in the amount of R$1,750, adjusted at the savings index, as Note 14b.

## 22 Asset retirement obligations

The Company has liabilities related to the withdrawal of assets arising from the regulatory requirements to carry out specific write-downs when the exploration rights terminate. This liability has been initially assessed at the fair value, and subsequently, adjusted at the expense in the companies in operation and at deferred charges in the companies in pre-operating stage with the addition of interest and change of values. Costs related to withdrawal are capitalized and depreciated over the useful life of the long-term asset based on the produced unit method. The table below shows the balance of the referred liabilities on March 31, 2007.

| | Consolidated |
|---|---|
| | 03/31/2007 |
| Incurred liability | 11,027 |
| Increase in deferred charges | 1,726 |
| Increase in expenses | 236 |
| Provision for realization | 12,989 |

## 23 Shareholder's equity (parent company)

### a. *Capital stock*

The Company's capital stock on March 31, 2007 and December 31, 2006 was divided into 7,607,756 (seven million, six hundred and seven thousand, seven hundred and fifty six) registered, book-entry common shares, and 3,803,878 (three million, eight hundred and three thousand, eight hundred and seventy-eight) common shares, respectively.

At an Extraordinary General Meeting and at a Meeting of Preferred Shareholders of the Company, both held on February 10, 2006, the shareholders resolved to convert the 40,000 preferred shares issued by the Company into common shares.

*(In thousands of reais, unless stated otherwise)*

On December 19, 2005, the Company, following a resolution by a meeting of the Board of Directors on the same date, had a capital increase of R$16,643 by means of a private subscription of shares, partly paid up in national currency and partly in quotas representing the capital stock of MMX Amapá and MMX Minas-Rio.

These quotas were converted at their book value, in accordance with evaluation reports presented by a specialized company hired for this exclusive purpose. As explained in the management's justification for the capital increase, the book value of the quotas was substantially below their fair market value.

For the purpose of this capital increase, the issue price of the Company's shares was determined at R$519.38 (five hundred and nineteen reais and thirty-eight cents) per share, taking into consideration the Company's expected future profitability, as in the justification presented by the Company's Board of Directors to the shareholders on December 14, 2005.

On April 12, 2006, the Company's Board of Directors approved a new capital increase in the amount of R$15,210, through the issuance of 17,170 book-entry common shares, at the issue price of R$885.8474 per share. The controlling shareholder of MMX paid up the capital increase through the contribution to the Company's capital of substantially all the quotas representing the capital stock of MMX Corumbá Participações Ltda. The unit value of the quotas of MMX Corumbá Participações Ltda. was the purpose of an appraisal report prepared by a contracted specialized company, on the reference date of March 31, 2006, and the evaluation criteria was the equity book value of the quotas, and the aforementioned report was unanimously approved by the Company's shareholders.

On April 28, 2006, at an Extraordinary General Meeting, the shareholders of MMX decided, unanimously, to carry out a partial spin-off of the Company, separating in favor of the companies Centennial Asset Participações Amapá S.A., Centennial Asset Participações Minas-Rio S.A. and Centennial Asset Participações Corumbá S.A. (the "Recipients"), respectively, 30% of the quotas representing the following subsidiaries of the Company, MMX Amapá, MMX Minas-Rio and MMX Corumbá, together with the corresponding portion of capital stock. The partial spin-off represented the cancellation of the total common shares of the Company then held by the foreign investor Centennial Asset Mining Fund LLC, which received, in exchange, shares of the recipient companies of the spun-off portion.

The portions of the shareholders' equity of MMX transferred to the Recipients due to the spin-off were valued by a contracted specialized company, on the reference date of April 18, 2006, and the evaluation criteria were the equity book value of the asset and liability accounts, based on the elements reported in the pro forma balance sheet of the Company prepared on April 18, 2006.

*(In thousands of reais, unless stated otherwise)*

The value of the spun-off portions on the spin-off date was R$8,293, and the following amounts were attributed to each one of the Recipients:

- The amount of R$1,190 was attributed to Centennial Asset Participações Amapá S.A.;
- The amount of R$2,543 was attributed to Centennial Asset Participações Minas-Rio S.A.; and
- The amount of R$4,560 was attributed to Centennial Asset Participações Corumbá S.A.

As a result of the spin-off, the capital stock of MMX decreased by R$8,293, with the consequent cancellation of 32,000 (thirty-two thousand) book-entry common shares owned by the shareholder Centennial Asset Mining Fund, which caused the capital of MMX to decrease to R$23,620, divided into 77,214 (seventy-seven thousand, two hundred and fourteen) non-par, book-entry shares. The capital decrease did not imply dilution in the equity of the remaining shareholders.

On April 28, 2006, at the same Extraordinary General Meeting, a stock split of the common shares issued by the Company was approved, in the proportion of 2,429 (two thousand, four hundred and twenty-nine) new common shares for each existing common share, which resulted in 187,552,806 (one hundred and eighty-seven million, five hundred and fifty-two thousand, eight hundred and six) common shares.

The shares issued by virtue of the stock split will have the same rights and benefits ensured to existing shares.

By means of the Extraordinary General Meeting held on July 6, 2006 (duly registered and filed at the Board of Trade of the State of Rio de Janeiro on July 13, 2006), the Company performed a reverse split of all the shares it had issued in the proportion of 77.1504755 (seventy-seven point one five zero four seven five five) to every single share. As of the conclusion of the aforesaid reverse split operation, the capital stock of the Company was represented by 2,431,000 (two million, four hundred thirty-one thousand) non-par, book entry, common shares. Nevertheless, the value (monetary expression) of the Company's capital stock did not undergo any modification on that date, remaining unchanged. The controlling shareholder of the Company gratuitously granted to the shareholders, who held fractional positions after the conclusion of the reverse split, the quantity of shares issued by the Company that was necessary for them to complete their respective positions.

On July 26, 2006, the Board of Directors ratified the Company's capital increase, within the authorized capital limit, in view of the full subscription, in the amount of R$1,029,011, upon the public issuance of 1,262,590 non-par registered common shares, at the price of R$815.00 (eight hundred and fifteen reais) per common share, as approved at meetings of such Board held on July 20, July 21 and July 26, 2006. Thus, the Company's capital stock increased from R$23,620 to R$1,052,630, divided into 3,693,590 common shares, all of them registered shares, with no par value.

*(In thousands of reais, unless stated otherwise)*

On August 23, 2006, the Board of Directors ratified the Company's capital increase, within the authorized capital limit, in view of the full subscription, in the amount of R$89,884, upon the public issuance of 110,288 non-par registered common shares, at the price of 815.00 (eight hundred and fifteen reais) per common share, as approved at meetings of such Board held on July 20, July 21 and July 26, 2006. Thus, the Company's capital stock increased from R$1,052,630 to R$1,142,515, divided into 3,803,878 shares, all of them registered shares, with no par value.

At the Extraordinary General Meeting, held on January 25, 2007, the Company carried out the split of all the shares issued by the Company in the proportion of 2 (two) new shares for each existing share. After the conclusion of said split operation, the Company's capital stock was represented by 7,607,756 (seven million, six hundred and seven thousand, seven hundred and fifty-six) non-par, book-entry, common shares. The amount (monetary expression) of the Company's capital stock has not been submitted to any change on that date. The Company's shareholders, based on the shareholding as of January 26, 2007, had its shares credited on February 1, 2007.

***b. Dividends***

The Company's shares have an equal participation in the distribution of dividends, interest on own capital and other benefits to shareholders. The Bylaws determine the distribution of a minimum mandatory dividend of 25% of the net income for the period, adjusted in accordance with article 202 of Law no. 6,404/76.

## 24 Stock option plan

In order to encourage the Company's top executives, on June 30, 2006, the controlling shareholder had granted call options for shares of MMX belonging to it, on behalf of all the Company's officers and 18 of the main managers. This granting of options by controlling shareholder represents a mechanism of compensation and retention, for the period of five years, of the Company's officers and executives, without implying any cost or dilution to the minority shareholders of the Company. On behalf of the Officers, the controlling shareholder granted options for them to acquire globally over 5.5% of its own shares. The options granted to these Officers can be exercised in 5 years after the initial public offering of the Company. The beneficiaries of the option will be subject to the sale restrictions described in the Final Prospectus of the primary public offering of shares of the Company, filed at CVM on July 21, 2006, which forbids them to sell shares for the public offering 3-year period, except if they obtain express authorization of the Company's controlling shareholder. On June 30, 2006, the controlling shareholder of the Company had granted the 18 main managers of the Company options for them to acquire, globally, shares belonging to it that have a financial value, considering the price per share in the public offering, of R$7,161, and that can be exercised in the proportion of 20% at each one of the first 5 anniversaries of the offering.

*(In thousands of reais, unless stated otherwise)*

In addition to this compensation mechanism, the Company, at an Extraordinary General Meeting held on April 28, 2006, approved a call option program of shares issued by the Company. According to the call option program of shares, the Board of Directors may grant call options on behalf of officers, executives and employees of the Company that represent no more than 1% of the outstanding shares. However, at the same General Meeting of Shareholders, it was determined that the Board would not grant any call options in the financial year of 2006, whereas the only call options to be granted were on behalf of some of the sitting members of the Board of Directors and to one advisor of the Board of Directors. The Company granted call options that have a financial value, considering the Price per Share of US$8,000 thousand, which may be exercised in the proportion of 20% at each of the first 5 anniversaries of the Offering, at a strike price equivalent to R$77.15 per share (after the reverse split performed on July 6, 2006 as described in Note 23 a.). In turn, Michael Vitton, a member of the Board of Directors, has, as well as the Company's Officers, a call option of shares belonging to the controlling shareholder, not dilutive to the minority shareholders, equivalent to up to 1% of the shares that it owns, not having any call option or subscription of shares granted by the Company. The option granted to this member of the Board of Directors may be exercised as of the date of conclusion of the Offering. The strike price of the call option of a Board member will be obtained by means of the division between the capital invested by the controlling shareholder in the organization of the Company and its subsidiaries, divided by the number of shares that he or she owns.

## 25 Commitments assumed

### a. *Goods and services hired*

The main commitments with goods and services suppliers over R$500 are the following:

| | Consolidated | | |
|---|---|---|---|
| | | Contract Balance | |
| **Object of the Contract** | **Signing date** | **03/31/2007** | **12/31/2006** |
| Drilling services in the States of Amapá, Mato Grosso and Minas Gerais | 05/29/2006 | 18,029 | 690 |
| Services regarding preparation of conceptual project and basic project for Port of Açu construction | 09/12/2005 | 4,651 | 5,325 |
| Basic engineering, detailed engineering, supply management and implementation management of the Itabirito processing plant in Amapá | 04/18/2006 | 6,104 | 11,741 |
| Running survey services in the State of Amapá | 08/02/2005 | 818 | 1,003 |
| Contracts related to railway concession | 09/20/2005 | 13,290 | 9,370 |

*(In thousands of reais, unless stated otherwise)*

| | Consolidated | | |
|---|---|---|---|
| | | Contract Balance | |
| **Object of the Contract** | **Signing date** | **03/31/2007** | **12/31/2006** |
| Technical advisory services on ore pipeline implementation study and Port of Açu | 09/15/2005 | 24,164 | 23,752 |
| Land and sea geotechnical service in the deployment region of Port of Açu | 09/15/2006 | 346 | 2,647 |
| Implementation management of Itabirito processing plant in Pedra Branca do Amapari | 06/30/2006 | 24,802 | 39,525 |
| Technical and commercial consulting for the identification and evaluation of iron ore outcrops | 04/10/2006 | 800 | 800 |
| Legal and geological consulting and advisory services with DNPM in iron ore mining projects in the State of Minas Gerais | 06/02/2006 | 3,315 | 3,342 |
| Contracts related to the construction of the Pig Iron Production Plant with two mini blast furnaces, referring to: basic and detailed engineering, civil construction, coordination and management, supply and assembly of equipment and parts | 04/12/2005 | 93,661 | 98,934 |
| Contracts related to civil construction, architecture, mechanical manufacturing, transportation and assembly of processing plant of Itabirito in Amapá | 12/01/2005 | 106,278 | 100,807 |
| Services related to the implementation of the Port Terminal of Santana, Amapá: preparation of a basic and executive project, tidal stream measurements | 05/01/2006 | 1,639 | 1,989 |
| Off-road vehicles for Amapá system | 08/31/2006 | 63,752 | 39,372 |
| Machinery and equipment for Minas-Rio System | 10/12/2006 | 90,113 | 1,204 |
| Agreements related to production, storage, shipment and fluvial transportation of iron ore of Mine 63 | 12/08/2005 | 339,305 | 354,421 |
| Other | | 6,436 | 5,173 |
| | | 797,503 | 700,095 |

*(In thousands of reais, unless stated otherwise)*

*b. Collateral granted*

On March 31, 2007, besides the guarantees related to the loans and financings, as mentioned in Note 18, the Company has temporary blockings on its interest earning bank deposits, in the amount of R$145,295 (R$145,282 in December 31, 2006), as follows:

- Guarantees for loans granted by Banco de Investimentos Credit Suisse (Brasil) S/A, in the amount of R$105,733 (R$106,900 in December 31, 2006); and

- The Company is guarantor of private instrument of fiduciary release of credit rights as guarantee of surety installment agreement in favor of MMX Corumbá in the amount of R$39,562 (R$38,382 in December 31, 2006), for the issuance of a letter of guarantee related to the mining rights to explore the iron ore in the State of Mato Grosso do Sul upon the acquisition of the quotas of the company Mineral Service as mentioned in Note 13.

## 26 Financial instruments

The estimated realization values of financial assets and liabilities of the Company were determined through information available in the market and appropriate evaluation methodologies. However, considerable judgment was required in the interpretation of the market data to estimate the most adequate realization value. Consequently, the estimates below do not necessarily indicate the values that could be realized in the current exchange market. The use of different market methodologies may have a material effect on the estimated realizable values.

The management of these instruments is done through operating strategies, aimed at liquidity, profitability and security. The control policy consists of permanent follow-up of the rates engaged versus those in force in the market. The Company and its subsidiaries do not invest in derivatives or any other risk assets on a speculative basis.

In compliance with CVM Instruction no. 235/95, the description of the accounting balances and the market values of the financial instruments included in the balance sheet on March 31, 2007 and December 31, 2006 are shown below:

*a. Cash and cash equivalents*

Current accounts held in banks have market values identical to the book values.

For short-term interest earning bank deposits, the market value was calculated based on the market quotations of these securities, on March 31, 2007 and December 31, 2006.

The investment fund quotas are restated by the value of the quota on March 31, 2007 and December 31, 2006.

*(In thousands of reais, unless stated otherwise)*

*b. Related parties*

Presented at book value, since there are no similar instruments in the market, and they address operations with subsidiaries and affiliates.

*c. Investments (parent company)*

The market values for other investments are considered similar to the book values, since they have no market quotation.

*d. Loans and financings*

The estimated market values of the long-term loans and financings, obtained through the present value at the interest rates available on March 31, 2007, are close to the book value.

*e. Investment acquisition obligations*

The estimated market values for the long-term investment acquisition obligations, obtained by the present value of the interest rates available on March 31, 2007 and December 31, 2006, the market value of which differs from the book value, are represented as follows:

| | Consolidated | | | |
|---|---|---|---|---|
| | 03/31/2007 | | 12/31/2006 | |
| Short and long-term investment acquisition obligations: | Book value | Market value | Book value | Market value |
| MMX Minas-Rio (as per Note 21a) | 29,904 | 21,440 | 29,574 | 21,021 |
| MMX Minas-Rio (as per Note 21b) | 21,529 | 20,906 | 26,113 | 21,487 |
| MMX Minas-Rio (as per Note 21c) | 31,950 | 29,942 | - | - |

**f. Derivatives**

The Company has a policy of eliminating market risks and avoids assuming positions exposed to market value fluctuations, operating only with instruments which allow controls and risks. Derivative contracts are currency forward transactions and are all registered at the Clearinghouse for the Custody and Financial Settlement of Securities ("CETIP"). The Company does not expect to have significant losses from these operations, besides those already disclosed in the quarterly information.

*Limitations*

The market values were estimated at the balance sheet date, based on "relevant market information". Changes in the assumptions may significantly affect the estimates presented.

*(In thousands of reais, unless stated otherwise)*

*Exchange rate risk*

The results of the Company and its subsidiaries are susceptible to significant variations, due to the effects of the volatility of the foreign exchange rate on its operations.

As a strategy to prevent and reduce the effects of a fluctuation in exchange rate, management has adopted the policy of maintaining derivatives with the maintenance of tied assets also susceptible to exchange variation.

The Company is exposed to market risks derived from its operations. Such risks involve mainly exchange rate risk.

For the period ended on March 31, 2007, the Company did not renew its swap position for loans and financings, given management's expectations of drop or maintenance in the foreign exchange rate. Net exposure at book value is presented as follows:

| | Consolidated | |
|---|---|---|
| | **03/31/2007** | **12/31/2006** |
| A. Loans/financings and liabilities with U.S. dollar investment acquisitions | 300,912 | 208,691 |
| B. Swap operations | - | - |
| C. Deficit registered (A-B) | 300,912 | 208,691 |

The Company's revenues, in their largest portion, will be generated in U.S. dollars and most of its capital investment needs (CAPEX) are in reais. As a strategy to prevent and reduce the effects of the exchange rate fluctuation, management has adopted the policy of keeping derivatives, currency forward operations, all registered at CETIP, with the maintenance of related assets also susceptible to exchange variation.

In the settlement of currency forward operations on the first quarter, the Company earned financial income of R$44,105, recorded in deferred charges by its subsidiaries in the pre-operating phase. The unrealized net positive results in these operations, of currency forward, at the end of the period totaled R$16,288.

The Company keeps positions outstanding, falling due in the second half of 2007 and whose earnings are especially from the Brazilian Real appreciation. It is important to point out that this reult is subject to exchange rate variations while we keep the operation outstanding. In case of currency depreciation, the Company may record negative results in these operations.

*(In thousands of reais, unless stated otherwise)*

*Interest earning bank deposits risks*

Interest earning bank deposits held are basically represented by amounts invested in exclusive funds managed by financial institutions and backed on federal government securities and private securities (CDB) of prime financial institutions, as well as private securities (Bank Credit Notes - CCB and Debentures) issued by companies and financial institutions, all having average profitability equivalent to DI Cetip (Interbank Deposit Certificate - CDI), and are subject to the credit risk of the respective corporate and financial institutions issuers of such securities.

*Interest rate risk*

The results of the Company and its subsidiaries are susceptible to significant variations arising from financing and loan operations contracted at floating interest rates.

The Company and its subsidiaries use derivative financial instruments to protect or reduce volatility in the financial costs of financing operations and investments. The purpose of derivative financial instrument operations, such as swaps, and forward exchange contracts, such as hedge, is to reduce the risks in operations, financings and investments.

## 27 Insurance coverage

The Company adopts the policy of contracting insurance coverage for assets subject to risk for amounts that management considers to be sufficient to cover eventual claims, considering the nature of its activity. The risk assumptions, given their nature, are out of the scope of the special review of quarterly information and, therefore, were not audited by our independent auditors. The policies in force and the premiums were dully paid. We considered that our insurance coverage is consistent with the other companies similar to our size, operating in the sector.

The insurance coverage comprised:

| | Consolidated | |
|---|---|---|
| | **03/31/2007** | **12/31/2006** |
| Operational risks: | | |
| Material damages | 236,810 | 236,136 |
| Civil liability | 134,400 | 138,780 |
| Management civil liability | 55,000 | 55,000 |
| Personal accidents (a) | 2,592 | 2,592 |

(a) On March 31, 2007 and December 31, 2006, such coverage included R$2,160 for accidental deaths or disability and R$432 for medical and hospital costs.

Moreover, on March 31, 2007 and December 31, 2006, the Company had automobile insurance with coverage of up to 110% of the FIPE table related to hull value and R$1,100 for civil liability.

*(In thousands of reais, unless stated otherwise)*

## 28 Subsequent events

***a. MMX Metálicos Corumbá Injunction***

The Company informed in a public announcement that on April 10, 2007 its subsidiary MMX Metálicos Corumbá was officially notified about the concession of a preliminary injunction hindering the construction works of its pig iron plant in Corumbá, under the claim that the license agreement should have been granted by Federal Environmental Agency - IBAMA.

The Company, pursuant to IBAMA's instruction, forwarded the entire environmental licensing agreement process to the Environment Institute of Mato Grosso do Sul (IMASUL), in view of the technical cooperation agreement held between the two institutes.

The Company followed strictly all the established by the proper authority, conducting the process in a regular and transparent way since its beginning in March 2005. The Implementation Permit for the construction of a plant was issued on August 16 2006. The extension of the Implementation Permit for the Sintering, Steelmaking and Rolling mill was issued on December 28, 2006.

The subsidiary interposed an appeal instrument and, on April 20, 2007, the Federal Court Justice of the 3rd Circuit, decided in favor of MMX's appeal, revoking, therefore, the effects of the injunction granted on April 10.

Immediately after knowledge of the Federal Justice's decision revoking the injunction, MMX Metálicos Corumbá reinitiated construction works at the Corumbá Plant, all in accordance with the planned schedule and in compliance with the environmental permits granted by the State environment regulators.

***b. Corporate reorganization***

On April 10, 2007, the Company and Centennial Asset Participações Minas-Rio S.A. performed the merger of subsidiary MMX Minas-Rio into their wholly-owned subsidiary MPC, which after the merger became closely-held corporation and renamed to MMX Minas-Rio Mineração S.A. ("MMX Minas-Rio").

On April 11, 2007, the Company and Centennial Asset Participações Minas-Rio S.A. performed the spin-off of certain assets and liabilities of MMX Minas-Rio to two newly-incorporated companies, LLX Minas-Rio Logística S.A. ("LLX Minas-Rio") and LLX Açu Operações Portuárias S.A. ("LLX Açu"). After this transaction, the Company will hold directly 70% of the capital stock of the two new companies.

*(In thousands of reais, unless stated otherwise)*

As a result of the reorganization, LLX Minas-Rio will hold assets related to the ore pipeline of MMX Minas-Rio integrated system and 300 hectares of Port of Açu, designed for the construction of an iron ore port terminal. LLX Açu, in its turn, will hold the remaining part of Port of Açu, with approximately 5,700 hectares. MMX Minas-Rio and its subsidiaries will maintain their ownership on Minas-Rio System mining rights, on the iron ore processing plant and on the ore pipeline right of way.

The value of the installments, on the date of the split, were R$7,300,000.00 (seven million and three hundred thousand reais), and the following values were attributed to each one of the receipts:

- The amount of R$645,895.00 (six hundred and forty-five thousand, eight hundred and ninety-five reais) was attributed to LLX Minas-Rio; and

- The amount of R$6,654,105.00 (six million, six hundred fifty-four thousand, one hundred five reais) was attributed to LLX Açu.

As a result of the split, MMX Minas-Rio's capital stock was reduced by R$7,300,000.00 (seven million and three hundred thousand reais).

On April 11, 2007, at the end of the restructuring process, which will not cause any dilution to the Company's shareholding, the Company transferred to the subsidiary LLX Logística, which will become the holding of the Company's logistics activities, its equity interest in LLX Açu's capital stock, representing 4,657,874 (four million, six hundred and fifty-seven thousand, eight hundred and seventy-four) non-par, book-entry, common shares, assessed at R$4,657,874.00 (four million, six hundred and fifty-seven thousand, eight hundred and seventy-four reais), as well as its interest in LLX Minas-Rio's capital stock, representing 452,127 (four hundred and fifty-two thousand, one hundred and twenty-seven) non-par, book-entry, common shares, valued at R$452,127.00 (four hundred and fifty-two thousand, one hundred and twenty-seven reais), amounting to R$5,110,001.00 (five million, one hundred and ten thousand, and one reais).

The shareholders' equity portions transferred to the Recipients as a result of the corporate restructuring were valued by a specialized firm having the book value of the asset and liability accounts as an assessment criteria, based on elements contained in the Special Balance Sheet of the subsidiaries on April 10, 2007.

Still in the context of the restructuring process, the shareholders performed a partial spin-off of Centennial Asset Participações Minas-Rio S.A., transferring the divided portion of its capital stock into a new company to be named Centennial Asset Participações Logística S.A. The assets and liabilities transferred as a result of this spin-off will be limited, only, to the investments of Centennial Asset Participações Minas-Rio S.A. in LLX Açu, which will then be transferred to Centennial Asset Participações Logística S.A.

*(In thousands of reais, unless stated otherwise)*

As a result of the restructuring process, the Company holds the following corporate interest (see corporate structure below):

Corporate structure beginning on April 10, 2007

MMX


MMX Mineração e Metálicos S.A.
70%
70%
70%
100%
100%
LLX Logística S.A.
MMX Minas-Rio S.A.
MMX Amapá Mineração Ltda
IRX Mineração Ltda
MMX Corumbá Mineração Ltda
MMX Metálicos Corumbá Ltda
MMX Metálicos Amapá Ltda
MMX Properties LLC

c. *MMX Minas-Rio*

Centennial Asset Mining Fund LLC ("Centennial Asset") and MMX have entered into a preliminary agreement to a wholly-owned subsidiary of the mining company Anglo American plc ("Anglo American"), whereby Anglo American will purchase 100% of the shares of Centennial Asset Participações Minas-Rio and will subscribe additional shares of MMX Minas-Rio, in a transaction that would result in Anglo American owning a consolidated 49% ownership interest in MMX Minas-Rio.

MMX Minas-Rio is planning an expansion to double the Minas-Rio System capacity ("Phase II"), subject to certain conditions, including confirming sufficient reserves of iron ore and obtaining the environment licenses required.

Upon confirmation of Phase II, Anglo American would make an additional payment to Centennial Asset and a capital increase in MMX Minas-Rio. This will increase Anglo American's interests in Minas-Rio System to 50%.

*(In thousands of reais, unless stated otherwise)*

Upon the completion of this restructuring, Anglo American will hold equal equity interest in MMX Minas-Rio and in LLX Minas-Rio, and these two companies will hold, respectively, the mining and logistics assets of Minas-Rio System. Anglo American will have a 6-week exclusivity, as of the date of the preliminary agreement, to negotiate and execute the definite documentation for the acquisition of Centennial Asset Participações Minas-Rio S.A. and, also, to subscribe of new shares to be issued by MMX Minas-Rio.

***d. License for port operation***

On April 12, 2007, the Environment Secretariat of the State of Amapá issued the operation license authorizing MMX Amapá to operate the river port for shipping out the ore located in the Municipality of Santana, State of Amapá. The license has a term of 365 days .

***e. Port deployment license***

On May 14, 2007, MMX Minas-Rio received from the competent Rio de Janeiro State Environmental Agency (FEEMA) the Construction License ("CL") no. FE012725 for the development of the Port of Açu, a multi-purpose private port terminal, to be located in the Municipality of São João da Barra, State of Rio de Janeiro.

According to the CL, MMX Minas-Rio may initiate the construction of the port terminal. The Port of Açu has been designed for the export of the iron ore produced by the MMX Minas-Rio Integrated System.

* * *

**Members of the Board of Directors**

Eike Fuhrken Batista - Chairman

Eliezer Batista da Silva - Honorary Chairman
Gilberto Sayao - Board member
Hans Mende - Board member
José Luiz Alqueres - Board member
Michael Vitton - Board member
Peter Nathanial - Board member
Rafael de Almeida Magalhães - Board member
Samir Zraick - Board member

**Members of the Executive Board**

Eike Fuhrken Batista - CEO
Luis Rodolfo Landim Machado - General and Investor Relations Officer

Officers:
Adriano José Negreiros Vaz Netto
Dalton Nosé
Joaquim Martino Ferreira
Paulo Carvalho de Gouvêa
Ricardo Antunes Carneiro Neto
Nelson Guitti

Antonio Jorge Gonçalves Caldas
Controllership Management
Accountant CRC-RJ-61504/O

05.01 - COMMENTS ON THE PARENT COMPANY IN THE QUARTER

*(In thousands of reais, unless stated otherwise)*

MMX, through its subsidiaries, invests in integrated mining, mineral processing, production and logistics operations for iron ore and intermediate products for the steel industry, with the goal of establishing a leadership position in Brazil and abroad.

In the first quarter of 2007, MMX continued implementing its projects as planned. Its subsidiaries' operations are described in the Consolidated Report.

## Parent Company's Financial Statements

The highlights for the first quarter 2007 (1Q07) were:

- Net income of R$3.8 million;
- Net financial revenue of R$29.0 million;
- General and administrative expenses of R$9.0 million; and
- Shareholders' equity of R$1,052 million.

## MMX in the Novo Mercado

MMX joined the Bovespa's Novo Mercado on July 24, 2006 when trading began on its new common shares under the ticker **MMXM3**. The Company was included in the Special Corporate Governance Stock Index (IGC). The quotation of the shares is unitary and shares are traded in lots of one hundred shares.

By listing its shares in the Novo Mercado segment, MMX undertakes to act within the best Corporate Governance practices, including:

- The Board of Directors is comprised of 9 members, 6 of them are independent members;
- The Board of Directors created the Audit Committee, comprised of 3 members, all of them are independent in relation to the controlling shareholder and other members of its Management;
- The adopted contracting policy complies with the principles that preserve the auditor's independence, in accordance with internationally accepted criteria, which are: the auditor must no audit his/her own work neither exercise managements functions for his/her client or promote his/her interests. MMX submits the fees and types of services to be provided by its independent auditors to the approval of the Company's Board of Directors; and

05.01 - COMMENTS ON THE PARENT COMPANY IN THE QUARTER

*(In thousands of reais, unless stated otherwise)*

- The capital stock is exclusively comprised of common shares, ensuring minority shareholders, pursuant to the Company's Bylaws, equal treatment to that given to the controlling shareholder, in the event of sale of control (100% tag along).

On January 25, 2007, MMX began a share split program pursuant to the IPO Prospectus by issuing one new share for each existing share. The program provides for a second share split, in the same proportion, in July 2007 and a third one, in the proportion of nine new shares for each existing share in January 2008.

The capital stock was thereafter represented by 7,608,000 shares and the free float reached 32.5% (*) of the total. International investors account for 81% (*) of the free float and 26% (*) of the Company's total capital.

MMX's share price reached R$795.00 on March 31, 2007, an appreciation of 73% (*) over the 1Q07. The Company's market value stood at R$6 billion (*).

## Global Depositary Receipt Program

On February 5, 2007, MMX began the Global Depositary Receipt Program - Level 1, approved by the Brazilian Securities and Exchange Commission (CVM), with Banco Itaú as the custodian and Bank of New York as depository institution. After the share split approved in January, each common share is equivalent to 20GDRs.

## Corporate Reorganization

The Company's Board of Directors approved the reorganization in the operations of MMX Minas-Rio Mineração e Logística Ltda. ("MMX Minas-Rio"). The reorganization includes mainly:

- The creation of LLX Logística S.A. ("LLX Logística") which will operate in transport integrated logistics;

- The creation of two new companies, LLX Minas-Rio Logística Ltda. ("LLX Minas-Rio"), which will own the slurry pipeline and an iron ore port facility at the Port of Açu (of approximately 300 hectares) and LLX Porto do Açu Ltda. ("LLX Açu"), which will own the remaining area of the Port of Açu (approximately 5,700 hectares).

(*) Information not reviewed by KPMG Auditores Independentes.

**05.01 - COMMENTS ON THE PARENT COMPANY IN THE QUARTER**

*(In thousands of reais, unless stated otherwise)*

- The change of name from MMX Minas-Rio to MMX Minas-Rio Mineração Ltda.; and

- The creation of LLX Logística S.A., which will become the independently-managed holding company for MMX's logistics activities. Mr. Ricardo Antunes has been appointed as Chief Executive Officer and Mrs. Eliane Lustosa as Chief Financial Officer. Mr. Antunes is currently MMX's Commercial Director, a position he will hold for a limited period of time.

The reorganization does not imply any dilution for MMX's current shareholders and is designed for the sole purpose of deriving the maximum value from the Company's logistics assets, with great potential for developing Brazil's logistics and infrastructure industry, which today represents one of the country's largest growth bottlenecks.

01.01 - IDENTIFICATION

| 1 - CVM CODE | 2 - COMPANY NAME | 3 - GENERAL TAXPAYERS' REGISTER |
|---|---|---|
| 01791-4 | MMX MINERAÇÃO E METÁLICOS S.A. | 02.762.115/0001-49 |

06.01 - BALANCE SHEET - ASSETS (IN THOUSANDS OF REAIS) - CONSOLIDATED

| 1 - CODE | 2 - ACCOUNT DESCRIPTION | 3 - 03/31/2007 | 4 - 12/31/2006 |
|---|---|---|---|
| 1 | TOTAL ASSETS | 1,791,529 | 1,592,480 |
| 1.01 | CURRENT ASSETS | 988,955 | 1,010,262 |
| 1.01.01 | CASH AND CASH EQUIVALENTS | 728,110 | 779,212 |
| 1.01.01.01 | CASH AND BANKS | 40,148 | 3,725 |
| 1.01.01.02 | INTEREST EARNING BANK DEPOSITS | 687,962 | 775,487 |
| 1.01.02 | CREDITS | 209,657 | 192,672 |
| 1.01.02.01 | ACCOUNTS RECEIVABLE | 13,872 | 4,640 |
| 1.01.02.02 | SUNDRY RECEIVABLES | 195,785 | 188,032 |
| 1.01.02.02.01 | SUNDRY ADVANCES | 14,576 | 14,198 |
| 1.01.02.02.02 | TAXES RECOVERABLE | 26,685 | 18,820 |
| 1.01.02.02.03 | CONTRACTUAL RETENTIONS | 145,295 | 145,282 |
| 1.01.02.02.04 | PREPAID EXPENSES | 3,204 | 3,732 |
| 1.01.02.02.05 | RESTRICTED DEPOSIT | 6,025 | 6,000 |
| 1.01.02.02.06 | OTHER ACCOUNTS RECEIVABLE | 0 | 0 |
| 1.01.03 | INVENTORIES | 49,684 | 37,330 |
| 1.01.04 | OTHER | 1,504 | 1,048 |
| 1.02 | NONCURRENT ASSETS | 802,574 | 582,218 |
| 1.02.01 | LONG TERM ASSETS | 255 | 954 |
| 1.02.01.01 | SUNDRY RECEIVABLES | 0 | 0 |
| 1.02.01.02 | RECEIVABLES FROM RELATED PARTIES | 0 | 0 |
| 1.02.01.02.01 | FROM ASSOCIATED COMPANIES | 0 | 0 |
| 1.02.01.02.02 | FROM SUBSIDIARIES | 0 | 0 |
| 1.02.01.02.03 | FROM OTHER RELATED PARTIES | 0 | 0 |
| 1.02.01.03 | OTHER | 255 | 954 |
| 1.02.01.03.01 | PREPAID EXPENSES | 55 | 267 |
| 1.02.01.03.02 | JUDICIAL DEPOSITS | 200 | 687 |
| 1.02.02 | PERMANENT ASSETS | 802,319 | 581,264 |
| 1.02.02.01 | INVESTMENTS | 2,176 | 2,176 |
| 1.02.02.01.01 | ASSOCIATED COMPANIES | 0 | 0 |
| 1.02.02.01.02 | ASSOCIATED COMPANIES - GOODWILL | 0 | 0 |
| 1.02.02.01.03 | SUBSIDIARIES | 0 | 0 |
| 1.02.02.01.04 | SUBSIDIARIES - GOODWILL | 0 | 0 |
| 1.02.02.01.05 | OTHER | 0 | 0 |
| 1.02.02.01.06 | ADVANCES FOR INVESTMENT ACQUISITION | 2,176 | 2,176 |
| 1.02.02.01.07 | MINING RIGHTS | 0 | 0 |
| 1.02.02.02 | PROPERTY, PLANT AND EQUIPMENT | 346,386 | 206,678 |
| 1.02.02.02.01 | PROPERTIES | 61,353 | 61,318 |
| 1.02.02.02.02 | MACHINERY AND EQUIPMENT | 34,075 | 33,917 |
| 1.02.02.02.03 | IT EQUIPMENT | 2,645 | 2,707 |
| 1.02.02.02.04 | SOFTWARES | 1,293 | 627 |
| 1.02.02.02.05 | FURNITURE AND FIXTURES | 2,523 | 661 |
| 1.02.02.02.06 | VEHICLES | 2,253 | 2,368 |
| 1.02.02.02.07 | AIRCRAFT | 11,234 | 11,538 |
| 1.02.02.02.08 | RAILWAY EQUIPMENT | 7,494 | 6,200 |
| 1.02.02.02.09 | CONSTRUCTION IN PROGRESS | 170,181 | 62,233 |
| 1.02.02.02.10 | FOREST | 6,213 | 6,214 |
| 1.02.02.02.11 | ADVANCES TO PROPERTY, PLANT AND EQUIPMENT FORMATION | 37,379 | 17,403 |
| 1.02.02.02.12 | BUILDINGS AND IMPROVEMENTS | 9,743 | 1,492 |
| 1.02.02.03 | INTANGIBLE | 298,145 | 212,835 |
| 1.02.02.03.01 | GOODWILL ON THE ACQUISITION OF SUBSIDIARIES | 124,580 | 125,105 |
| 1.02.02.03.02 | MINING RIGHTS AND CONCESSION | 162,538 | 87,730 |
| 1.02.02.03.03 | COSTS FOR WITHDRAWAL ASSETS | 11,027 | 0 |
| 1.02.02.04 | DEFERRED CHARGES | 155,612 | 159,575 |
| 1.02.02.04.01 | PRE-OPERATING EXPENSES | 233,486 | 185,105 |
| 1.02.02.04.02 | PRE-OPERATING FINANCIAL INCOME | (77,874) | (25,530) |

01.01 – IDENTIFICATION

| 1 - CVM CODE | 2 - COMPANY NAME | 3 - GENERAL TAXPAYERS' REGISTER |
|---|---|---|
| 01791-4 | MMX MINERAÇÃO E METÁLICOS S.A. | 02.762.115/0001-49 |

06.02 - BALANCE SHEET - LIABILITIES (IN THOUSANDS OF REAIS - R$) – CONSOLIDATED

| 1 - CODE | 2 - ACCOUNT DESCRIPTION | 3 - 03/31/2007 | 4 - 12/31/2006 |
|---|---|---|---|
| 2 | TOTAL LIABILITIES | 1,791,529 | 1,592,480 |
| 2.01 | CURRENT LIABILITIES | 558,921 | 369,893 |
| 2.01.01 | LOANS AND FINANCINGS | 405,790 | 256,369 |
| 2.01.01.01 | LOANS AND FINANCINGS | 237,867 | 96,739 |
| 2.01.01.02 | ADVANCES TO EXCHANGE CONTRACTS | 167,923 | 159,630 |
| 2.01.02 | DEBENTURES | 0 | 0 |
| 2.01.03 | SUPPLIERS | 73,804 | 66,495 |
| 2.01.04 | TAXES, DUTIES AND CONTRIBUTIONS | 18,702 | 15,596 |
| 2.01.05 | DIVIDENDS PAYABLE | 0 | 0 |
| 2.01.06 | PROVISIONS | 0 | 0 |
| 2.01.07 | RELATED PARTY DEBTS | 0 | 0 |
| 2.01.08 | OTHER | 60,625 | 31,433 |
| 2.01.08.01 | INVESTMENT ACQUISITION OBLIGATIONS | 44,590 | 28,127 |
| 2.01.08.02 | PROPERTY, PLANT AND EQUIPMENT ACQUISITION OBLIGATIONS | 10,770 | 0 |
| 2.01.08.03 | OTHER | 5,265 | 3,306 |
| 2.02 | NONCURRENT LIABILITIES | 179,839 | 173,142 |
| 2.02.01 | LONG TERM LIABILITIES | 179,839 | 173,142 |
| 2.02.01.01 | LOANS AND FINANCINGS | 125,524 | 131,503 |
| 2.02.01.02 | DEBENTURES | 0 | 0 |
| 2.02.01.03 | PROVISIONS | 0 | 0 |
| 2.02.01.04 | RELATED PARTY DEBTS | 0 | 0 |
| 2.02.01.05 | ADVANCES FOR FUTURE CAPITAL INCREASES | 0 | 0 |
| 2.02.01.06 | OTHER | 54,315 | 41,639 |
| 2.02.01.06.01 | INVESTMENT ACQUISITION OBLIGATIONS | 41,086 | 30,182 |
| 2.02.01.06.02 | PROVISION FOR CONTINGENCIES | 200 | 687 |
| 2.02.01.06.03 | ASSET RETIREMENT OBLIGATIONS | 12,989 | 0 |
| 2.02.01.06.04 | PROPERTY, PLANT AND EQUIPMENT ACQUISITION OBLIGATIONS | 0 | 10,770 |
| 2.02.01.06.05 | OTHER ACCRUED LIABILITIES | 40 | 0 |
| 2.02.02 | DEFERRED INCOME | 0 | 0 |
| 2.03 | MINORITY INTEREST | 1,202 | 1,665 |
| 2.04 | SHAREHOLDER'S EQUITY | 1,051,567 | 1,047,780 |
| 2.04.01 | CAPITAL | 1,142,515 | 1,142,515 |
| 2.04.02 | CAPITAL RESERVES | 0 | 0 |
| 2.04.03 | REVALUATION RESERVES | 0 | 0 |
| 2.04.03.01 | COMPANY ASSETS | 0 | 0 |
| 2.04.03.02 | SUBSIDIARIES/ASSOCIATED COMPANIES | 0 | 0 |
| 2.04.04 | PROFIT RESERVES | 0 | 0 |
| 2.04.04.01 | LEGAL | 0 | 0 |
| 2.04.04.02 | STATURORY | 0 | 0 |
| 2.04.04.03 | CONTINGENCIES | 0 | 0 |
| 2.04.04.04 | REALIZABLE PROFITS RESERVES | 0 | 0 |
| 2.04.04.05 | PROFIT RETENTION | 0 | 0 |
| 2.04.04.06 | SPECIAL RESEVE FOR UNDISTRIBUTED DIVIDENDS | 0 | 0 |
| 2.04.04.07 | OTHER PROFIT RESERVES | 0 | 0 |
| 2.04.05 | RETAINED EARNIGS/LOSSES | (90,948) | (94,735) |
| 2.04.06 | ADVANCES FOR FUTURE CAPITAL INCREASE | 0 | 0 |

(A free translation of the original in Portuguese)

FEDERAL PUBLIC SERVICE
CVM – BRAZILIAN SECURITIES AND EXCHANGE COMMISSION
QUARTERLY INFORMATION
COMMERCIAL, INDUSTRY & OTHER TYPES OF COMPANY

CORPORATION LAW

Base Date - March 31, 2007

01.01 – IDENTIFICATION

| 1 - CVM CODE | 2 - COMPANY NAME | 3 - CNPJ (Corporate Taxpayer's ID) |
|---|---|---|
| 01791-4 | MMX MINERAÇÃO E METÁLICOS S/A | 02.762.115/0001-49 |

07.01 - STATEMENT OF OPERATIONS (IN THOUSANDS OF REAIS - R$) – CONSOLIDATED

| 1 - CODE | 2 - DESCRIPTION | 3 - 01/01/2007 a 03/31/2007 | 4 - 01/01/2007 a 03/31/2007 | 5 - 01/01/2006 to 03/31/2006 | 6 - 01/01/2006 to 03/31/2006 |
|---|---|---|---|---|---|
| 3.01 | GROSS REVENUE FROM SALES AND/OR SERVICES | 25,378 | 25,378 | 525 | 525 |
| 3.01.01 | RAILRAY OPERATIONS | 869 | 869 | 525 | 525 |
| 3.01.02 | MINERAL SALES - DOMESTIC | 11 | 11 | 0 | 0 |
| 3.01.03 | MINERAL SALES - EXPORT | 24,498 | 24,498 | 0 | 0 |
| 3.02 | DEDUCTIONS FROM GROSS REVENUE | (311) | (311) | (108) | (108) |
| 3.02.01 | TAXES FROM RAILWAY OPERATIONS | (228) | (228) | (108) | (108) |
| 3.02.02 | TAXES FROM MINERAL SALES - EXPORT | (83) | (83) | 0 | 0 |
| 3.03 | NET REVENUE FROM SALES AND/OR SERVICES | 25,067 | 25,067 | 417 | 417 |
| 3.04 | COST OF GOODS AND/OR SERVICES SOLD | (27,264) | (27,264) | (942) | (942) |
| 3.05 | GROSS PROFIT | (2,197) | (2,197) | (525) | (525) |
| 3.06 | OPERATING EXPENSES/INCOME | 5,023 | 5,023 | (810) | (810) |
| 3.06.01 | SELLING EXPENSES | (3,548) | (3,548) | 0 | 0 |
| 3.06.02 | GENERAL AND ADMINISTRATIVE | (13,399) | (13,399) | (987) | (987) |
| 3.06.03 | FINANCIAL | 24,871 | 24,871 | 177 | 177 |
| 3.06.03.01 | FINANCIAL INCOME | 34,400 | 34,400 | 177 | 177 |
| 3.06.03.01.01 | FINANCIAL INCOME | 29,406 | 29,406 | 0 | 0 |
| 3.06.03.01.02 | EXCHANGE VARIATION | 4,994 | 4,994 | 0 | 0 |
| 3.06.03.02 | FINANCIAL EXPENSES | (9,529) | (9,529) | 0 | 0 |
| 3.06.04 | OTHER OPERATING INCOME | 0 | 0 | 0 | 0 |
| 3.06.05 | OTHER OPERATING EXPENSES | (2,901) | (2,901) | 0 | 0 |
| 3.06.06 | EQUITY GAIN ( LOSS) | 0 | 0 | 0 | 0 |
| 3.07 | OPERATING INCOME | 2,826 | 2,826 | (1,335) | (1,335) |
| 3.08 | NON-OPERATING INCOME (EXPENSES) | 0 | 0 | 0 | 0 |
| 3.08.01 | INCOME | 0 | 0 | 0 | 0 |
| 3.08.02 | EXPENSES | 0 | 0 | 0 | 0 |

(A free translation of the original in Portuguese)

FEDERAL PUBLIC SERVICE
CVM – BRAZILIAN SECURITIES AND EXCHANGE COMMISSION
QUARTERLY INFORMATION
COMMERCIAL, INDUSTRY & OTHER TYPES OF COMPANY

**CORPORATION LAW**

**Base Date - March 31, 2007**

**01.01 – IDENTIFICATION**

| 1 - CVM CODE | 2 - COMPANY NAME | 3 - CNPJ (Corporate Taxpayer's ID) |
|---|---|---|
| **01791-4** | **MMX MINERAÇÃO E METÁLICOS S/A** | **02.762.115/0001-49** |

**07.01 - STATEMENT OF OPERATIONS (IN THOUSANDS OF REAIS - R$) - CONSOLIDATED**

| 1 - CODE | 2 - DESCRIPTION | 3 - 01/01/2007 a 03/31/2007 | 4 - 01/01/2007 a 03/31/2007 | 5 - 01/01/2006 to 03/31/2006 | 6- 01/01/2006 to 03/31/2006 |
|---|---|---|---|---|---|
| 3.09 | INCOME (LOSS) BEFORE TAXES AND INTERESTS | 2,826 | 2,826 | (1,335) | (1,335) |
| 3.10 | PROVISION FOR INCOME TAX AND SOCIAL CONTRIBUTION | (4,190) | (4,190) | 0 | 0 |
| 3.10.01 | PROVISION FOR INCOME TAX | (2,833) | (2,833) | 0 | 0 |
| 3.10.02 | SOCIAL CONTRIBUTION | (1,357) | (1,357) | 0 | 0 |
| | | | | | |
| 3.11 | DEFERRED INCOME TAX | 0 | 0 | 0 | 0 |
| 3.12 | STATUTORY INTEREST/ CONTRIBUTIONS | 0 | 0 | 0 | 0 |
| 3.12.01 | INTERESTS | 0 | 0 | 0 | 0 |
| 3.12.02 | CONTRIBUTIONS | 0 | 0 | 0 | 0 |
| 3.13 | REVERSAL OF INTEREST ON SHAREHOLDERS' EQUITY | 0 | 0 | 0 | 0 |
| 3.14 | MINORITY INTEREST | 5,150 | 5,150 | 0 | 0 |
| 3.15 | NET INCOME (LOSS) FOR THE PERIOD | 3,786 | 3,786 | (1,335) | (1,335) |
| | NUMBER OF SHARES, OUTSATANDING, EXCLUDING TREASURY STOCK (THOUSAND) | 7,608 | 7,608 | 92 | 92 |
| | EARNINGS PER SHARE (REAIS) | 0,49763 | 0,49763 | | |
| | LOSS PER SHARE (REAIS) | | | (14,51087) | (14,51087) |

08.01 - COMMENTS ON THE CONSOLIDATED COMPANY PERFORMANCE IN THE QUARTER

*(In thousands of reais, unless stated otherwise)*

MMX, a Brazilian-based company whose operations comprise integrated mining, mineral processing, production and logistics for iron ore and intermediate products for the steel industry, presents its comments on the performance and progress of the implementation of its subsidiaries' operations in the first quarter of 2007 (1Q07).

The operations were planned and organized into integrated, independent systems named MMX Corumbá System, MMX Amapá System and MMX Minas-Rio System. MMX Metálicos Brasil Ltda. is the company responsible for the pig-iron and the semi-finished product plants of the Corumbá and Amapá systems and the pellet plant of the Minas-Rio System.

Further information on MMX Systems, investments in project development and feasibility studies is available on our website www.mmx.com.br/ri.

**Development of MMX Systems**

***MMX Corumbá System***

- Mine 63, operational since December 2005, produced 751,000 tonnes (*) of iron ore in 2006 and 343,000 tonnes (*) in the 1Q07;

- Quarterly sales (mainly of lump) totaled 155,000 tonnes (*), 99% of which were exports;

- The pig iron plant received its Deployment License on August 16, 2006 and construction began in September. The plant will be equipped with two blast furnaces, with annual production capacity of 400,000 tonnes (*) and should reach peak production in 2008.

**Environmental licenses**

On January 15, 2007, we announced that MMX Metálicos Brasil Ltda. had received a Deployment License from the Pantanal Environmental Institute (IMAP/MS) for the expansion of its pig iron plant. The License authorizes MMX Metálicos to start building a sintering plant, a steel mill and a rolling mill in Corumbá, as per the Company's plans announced to the market.

On April 10, 2007, MMX announced that its subsidiary MMX Metálicos Brasil Ltda. had been officially notified of the granting of an injunction hindering the construction works of its pig iron plant in Corumbá on the allegation that the license should have been granted by IBAMA.

On April 23 the Company informed that reinitiated the construction works at the pig iron plant in Corumbá, following the Federal Justice's decision to revoke the injunction

(*) Information not reviewed by KPMG Auditores Independentes

**08.01 - COMMENTS ON THE CONSOLIDATED COMPANY PERFORMANCE IN THE QUARTER**

*(In thousands of reais, unless stated otherwise)*

The Company declared that it was in strict compliance of its legal obligations and sought to involve stakeholders at an early stage. These meetings led to the signing of commitments to good conduct by MMX, State Attorney General and the state and municipal governments.

**Forestry Program**

On February 15, 2007, the Company announced it has begun a eucalyptus plantation project as part of the MMX Corumbá System reforestation program. This program aims at developing the Company's own forest base, which will supply the coal needed to maintain the pig iron operation in a sustainable and environmentally correct way.

All the project parameters are in accordance with the Company's Environmental Policy, which prioritizes the sustainability of its undertakings, reconciling economic development and conservation of nature.

**Pig Iron Sale Agreement**

On January 5, 2007, the subsidiary MMX Metálicos Brasil and Cargill Incorporated entered into a long-term agreement for the supply of pig iron from the MMX Corumbá System, with firm take or pay obligation.

With the commitment to purchase the settled volume beginning in August 2007, Cargill will have exclusive rights to market the pig iron worldwide, except in South America.

**Logistics**

Production from the MMX Corumbá Integrated System is transported by barges, through the Paraguay River, to the ports of Rosário and San Nicolas in Argentina. MMX is studying other alternatives and has signed an option for the purchase of a property in São Paulo's seaside, through its subsidiary MPC.

***MMX Amapá System***

On March 2, 2007, the purchase of Centennial Amapá's shares by Cleveland-Cliffs, Inc., America's largest producer of iron ore and pellets, was concluded. MMX and its current partner, which now owns 30% of MMX Amapá, approved the new budget for the MMX Amapá Integrated System.

The total estimated amount is US$347 million (*), mainly to improve the System's beneficiation plant. Of this total, US$250 million have already been contracted under a project financing credit facility with Banco Itaú BBA S.A. and Banco ABC Brasil S.A on February 22, 2007.

(*) Information not reviewed by KPMG Auditores Independentes

08.01 - COMMENTS ON THE CONSOLIDATED COMPANY PERFORMANCE IN THE QUARTER

*(In thousands of reais, unless stated otherwise)*

**Environmental Licenses**

The Amapá mine was granted a Deployment License on August 16, 2006 and work commenced in September. The pace of construction of the beneficiation plant and the dam is according to schedule. All the necessary equipment has been purchased and will be delivered in accordance with the beneficiation plant's startup, scheduled for 4Q07. The plant is expected to reach an annual production capacity of 6.5 million tones (*) of iron ore by mid-2008, 72% of which will be pellet feed.

The System includes the Amapá Railway (EFA) to transport its iron ore to the Port of Santana, Amapá State. Along with the 20-year concession agreement, MMX obtained an Operating License for the Amapá Railway in August 2006. The equipment (wagons and locomotives) and the rail line are being repaired.

The Preliminary License for the port terminal was obtained on August 16, 2006. On January 10, 2007, the authorization term issued by the Managing Officer of the National Agency for Waterway Transportation ("ANTAQ") was granted to MMX Amapá. Such authorization allows the construction and exploitation, during an indeterminate period of time, of mixed port terminal for private use, located in the port area of the city of Santana, state of Amapá..

***MMX Minas-Rio System***

The Minas-Rio System will produce iron ore and should attain peak production capacity of 26.5 million tons (*) of pellet feed in 2011. The ore will be transported through a mining pipeline of approximately 525 km, which will connect the beneficiation plant to be constructed in the town of Alvorada de Minas (Minas Gerais) to the Port of Açu (Rio de Janeiro).

In our public announcement on March 26, 2007, we informed that IBAMA established the schedule for holding public hearings and inspections of the areas relating to the Minas-Rio Integrated System, were concluded on April 20, 2007.

Of all the 32 towns located in the path of the pipeline, all of which have been visited by MMX, only 3 requested formal public hearings.

The proactive and transparent approach adopted by the Company, of taking its project to the communities first, lead MMX to reaffirm its belief in obtaining all the licenses required by law as per the schedule for starting production of the MMX Minas-Rio Integrated System.

As announced already, in June 2006, the state governments of Minas Gerais and Rio de Janeiro formalized their decision to collaborate on implementing the logistics corridor connecting the two states.

(*) Information not reviewed by KPMG Auditores Independentes

*(In thousands of reais, unless stated otherwise)*

The Port of Açu, located in São João da Barra in Rio de Janeiro state will be the transportation center for the iron ore from the MMX Minas-Rio Integrated System, and has the potential to become the new logistics infra-structure hub for the Southeast region of Brazil. The Preliminary Environmental License for implementing the project was granted by FEEMA (the State Environmental Engineering Foundation) on December 28, 2006.

**Iron ore Supply Agreement with GIIC**

In a public announcement on March 27, 2007, we infomed that GIIC decided to increase the volume contracted to 13 tons of iron ore, by exercising the option to buy an additional 6.5 million tonnes. The ore to be supplied will come from the MMX Amapá and MMX Minas-Rio Integrated Systems.

**Financing**

The current status of the credit lines, obtained and agreed-upon, for the projects in progress:

| Projects in progress | Financing US$ million | Financial Institution | Status | Term |
|---|---|---|---|---|
| Mining and Logistic | | | | |
| Corumbá | 57 | ABC/Unibanco/Itaú/BNDES | Signed | 2.7 years |
| Amapá | 250 | Itaú BBA/ABC/BNDES | Signed | 7 to 10 years |
| Minas-Rio Mettalics | 1,518 | Unibanco/Sindicato/BNDES | Bridge loan of US$50 million | 12 years |
| Corumbá | 90 | Credit Suisse/BNP (1) | Bridge loan of US$50 million | 7 years |

**Geological Resources**

Studies and estimates of resources and reserves based on data up to March 31, 2006 are being audited in compliance with the Canadian NI-43.101 standard. The results are expected to be published in May 2007.

Geological research continues and analysis of the data should be concluded in the 3Q07. The results of the analysis may increase our geological resources and reserves, since research commenced on mining rights of the Minas-Rio System (Serra do Sapo) acquired after March 31, 2006.

(*) Information not reviewed by KPMG Auditores Independentes

*(In thousands of reais, unless stated otherwise)*

The following table shows the progress of the drilling program between March 2006 and March 2007 (*):

- MMX Corumbá: 1,175 meters in a drilled depth of 3,337 meters;
- MMX Amapá: 16,423 meters in a drilled depth of 27,952 meters;
- MMX Minas-Rio: 18,435 meters in a drilled depth of 27,722 meters.

**Consolidated Financial Statements**

The financial statements presented reflect the implementation phase of the Company's subsidiaries, represented by investments, costs and expenses related to the projects under development.

Listed below are the highlights of the 1st Quarter of 2007:

- Net income: R$3.8 million;
- Net ievenue: R$25.1 million;
- Net financial revenue: R$24.9 million;
- General and administrative expenses: R$13.4 million;
- Cash balance: R$728.1 million;
- Gross Debt: R$531.3 million; and
- Net Equity: R$1,052 million.

As a strategy to prevent and reduce the effects of exchange rate fluctuation, especially on local currency investments, the management adopts the policy of holding derivatives through non deliverable forward operations, assets in reais and liabilities in Dollars, all registered in CETIP.

From the liquidation of the non deliverable forward operations in the 1st quarter of 2007, the Company obtained net positive result of R$44.503, taken to deferred assets by the subsidiaries in their pre-operational phase.

Unrealized net positive results in these non deliverable forward operations totaled R$16,288 at the end of the period. It is worth mentioning that this result is subject to exchange rate fluctuations while the operations are open.

(*) Information not reviewed by KPMG Auditores Independentes

08.01 - COMMENTS ON THE CONSOLIDATED COMPANY PERFORMANCE IN THE QUARTER

*(In thousands of reais, unless stated otherwise)*

**Subsequent Events**

On April 23, 2007, MMX informed the market that, jointly with Centennial Asset Mining Funding LLC, executed a preliminary agreement with Anglo American plc, whereby the latter will acquire 100% of the shares of Centennial Minas-Rio; and will subscribe additional shares of MMX Minas-Rio Mineração e Logística Ltda. ("MMX Minas-Rio"), in a transaction that will result in Anglo American holding a consolidated interest of 49% in MMX Minas-Rio.

Once this transaction is concluded, it will attribute an economic value of US$1.15 billion for the acquisition of 49% of the capital stock of MMX Minas-Rio by Anglo American.

The Minas-Rio System is currently in its development stage and the works are focused on the acquisition of the licenses needed for the start of the first-stage construction works, which will have an annual production capacity of 26,5 million tonnes ("Stage I") (*).

MMX Minas-Rio has been planning to expand the capacity of the Minas-Rio System twofold ("Stage II"), and this last stage is subject to special conditions, among them the finding of sufficient reserves of iron ore and the obtainment of the respective environmental licenses.

Upon the confirmation of Stage II, Anglo American will carry out an additional payment to Centennial Asset and a capital increase in MMX Minas-Rio, when the stake of Anglo American in the Minas-Rio System will increase to 50%. In case this happen, the total economic value of the Minas-Rio System, immediately prior to the execution of the capital increase described herein, will amount to US$3.5 billion.

The signature of the definite documents of purchase and sale is subject to the negotiation of the relevant contracts, to the regulatory approvals applicable and to the conclusion of the restructuring process of MMX Minas-Rio, with the incorporation of LLX Minas-Rio, as per public announcement disclosed by MMX on March 22, 2007. Upon the completion of restructuring process, Anglo American will hold equal equity interest in MMX Minas-Rio and in LLX Minas-Rio, being the companies that will own, respectively, the mining assets and the logistics assets of Minas-Rio System. Anglo American will have a 6-week exclusivity to negotiate and execute the definite documents for the acquisition of Centennial Minas-Rio and to subscribe of new shares to be issued by MMX Minas-Rio.

The banks Credit Suisse and Itaú BBA provided MMX and Centennial Asset with exclusive financial counsel, whilst Banco UBS Pactual provided Anglo American with exclusive financial counsel services.

The definite terms and provisions of this transaction with Anglo American were approved by the independent members of the Board of Directors of MMX at a meeting held on April 25, 2007.

(*) Information not reviewed by KPMG Auditores Independentes

| 1 - CVM CODE | 2 - COMPANY NAME | 3 - GENERAL TAXPAYERS' REGISTER |
|---|---|---|
| **01791-4** | **MMX MINERAÇÃO E METÁLICOS S.A.** | **02.762.115/0001-49** |

**16.01 – OTHER INFORMATION DEEMED AS RELEVANT BY THE COMPANY**

**01.01 - IDENTIFICATION**

| 1 - CVM CODE | 2 - COMPANY NAME | 3 - GENERAL TAXPAYERS' REGISTER |
|---|---|---|
| **01791-4** | **MMX MINERAÇÃO E METÁLICOS S/A** | **02.762.115/0001-49** |

**09.01 - INVESTMENTS IN SUBSIDIARIES AND/OR ASSOCIATED COMPANIES**

| 1 - ITEM | 2 - NAME OF SUBSIDIARIES/ASSOCIATED COMPANIES | 3 - CNPJ - TAXPAYER REGISTER | 4 - CLASSIFICATION | 5 - OWNERSHIP% IN SUBSIDIARY'S | 6 - SHAREHOLDER'S EQUITY % IN PARENT COMPANY |
|---|---|---|---|---|---|
| 7 - TYPE OF COMPANY | | 8 - NUMBER OF SHARES IN CURRENT QUARTER (THOUSAND) | | 9 - NUMBER OF SHARES IN PRIOR QUARTER (THOUSAND) | |
| 01 | MMX AMAPÁ MINERAÇÃO LTDA | 06.030.747/0001-79 | SUBSIDIARY NON-PUBLICLY HELD COMPANY | 70.00 | 62.44 |
| COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS | | 4,640 | | 4,640 | |
| 02 | MMX MINAS-RIO MINERAÇÃO E LOGÍSTICA LTDA. | 07.366.649/0001-70 | SUBSIDIARY NON-PUBLICLY HELD COMPANY | 70.00 | 35.86 |
| COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS | | 5,935 | | 5,935 | |
| 03 | MMX CORUMBÁ MINERAÇÃO LTDA. | 07.557.381/0001-53 | SUBSIDIARY NON-PUBLICLY HELD COMPANY | 70.00 | 0.00 |
| COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS | | 10,640 | | 10,640 | |
| 04 | MMX METÁLICOS CORUMBÁ LTDA. | 06.129.747/0001-20 | SUBSIDIARY NON-PUBLICLY HELD COMPANY | 99.99 | 0.07 |
| COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS | | 10,001 | | 10,001 | |
| 05 | MMX PROPERTIES LLC | 06.129.747/0001-20 | SUBSIDIARY NON-PUBLICLY HELD COMPANY | 100 00 | 1.63 |
| COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS | | 10 | | 10 | |

| 1 - CVM CODE | 2 - COMPANY NAME | 3 - GENERAL TAXPAYERS' REGISTER |
|---|---|---|
| **01791-4** | **MMX MINERAÇÃO E METÁLICOS S.A.** | **02.762.115/0001-49** |

**16.01 – OTHER INFORMATION DEEMED AS RELEVANT BY THE COMPANY**

**01.01 - IDENTIFICATION**

| 1 - CVM CODE | 2 - COMPANY NAME | 3 - GENERAL TAXPAYERS' REGISTER |
|---|---|---|
| **01791-4** | **MMX MINERAÇÃO E METÁLICOS S/A** | **02.762.115/0001-49** |

**09.01 - INVESTMENTS IN SUBSIDIARIES AND/OR ASSOCIATED COMPANIES**

| 1 - ITEM | 2 - NAME OF SUBSIDIARIES/ASSOCIATED COMPANIES | 3 - CNPJ - TAXPAYER REGISTER | 4 - CLASSIFICATION | 5 - OWNERSHIP% IN SUBSIDIARY'S | 6 - SHAREHOLDER'S EQUITY % IN PARENT COMPANY |
|---|---|---|---|---|---|
| 7 - TYPE OF COMPANY | | 8 - NUMBER OF SHARES IN CURRENT QUARTER (THOUSAND) | | 9 - NUMBER OF SHARES IN PRIOR QUARTER (THOUSAND) | |
| 06 | IRX MINERAÇÃO LTDA. | 06.863.224/0001-03 | SUBSIDIARY NON-PUBLICLY HELD COMPANY | 80.00 | 0.00 |
| COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS | | 8,000 | | 8,000 | |
| 07 | MMX METÁLICOS AMAPÁ LTDA. | 08.730.172/0001-22 | SUBSIDIARY NON-PUBLICLY HELD COMPANY | 99.99 | 0.00 |
| COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS | | 9,999 | | 9,999 | |

| 1 - CVM CODE | 2 - COMPANY NAME | 3 - GENERAL TAXPAYERS' REGISTER |
|---|---|---|
| 01791-4 | MMX MINERAÇÃO E METÁLICOS S.A. | 02.762.115/0001-49 |

16.01 - OTHER INFORMATION DEEMED AS RELEVANT BY THE COMPANY

1. SHAREHOLDERS HOLDING MORE THAN 5% OF SHARES OF EACH TYPE AND CLASS (*)

**SHAREHOLDINGS OF MORE THAN 5% OF THE COMPANY'S SHARES OF EACH TYPE AND CLASS, BROKEN DOWN TO THE INDIVIDUAL LEVEL**

**Company: MMX MINERAÇÃO E METÁLICOS S.A.** — **Shareholding on 03/31/2007 (Units)**

| Shareholder | Common Shares | | Preferred Shares | | Total | |
|---|---|---|---|---|---|---|
| | Number | % | Number | % | Number | % |
| Eike Furhken Batista | 4,646,078 | 61.10 | - | - | 4,646,078 | 61.10 |
| Gavião M Trading LLC | 380,500 | 5.00 | - | - | 380,500 | 5.00 |
| Other | 2,581,178 | 33.90 | - | - | 2,581,178 | 33.90 |
| | | | | | | |
| **Total** | **7,607,756** | **100.00** | - | - | **7,607,756** | **100.00** |

**SHAREHOLDINGS OF MORE THAN 5% OF THE COMPANY'S SHARES OF EACH TYPE AND CLASS, BROKEN DOWN TO THE INDIVIDUAL LEVEL**

**Company: MMX MINERAÇÃO E METÁLICOS S.A.** — **Shareholding on 12/31/2006 (Units)**

| Shareholder | Common Shares | | Preferred Shares | | Total | |
|---|---|---|---|---|---|---|
| | Number | % | Number | % | Number | % |
| Eike Furhken Batista | 2,352,211 | 61.80 | - | - | 2,352,211 | 61.80 |
| Gavião M Trading LLC | 263,200 | 6.90 | - | - | 263,200 | 6.90 |
| Other | 1,188,467 | 31.30 | - | - | 1,188,467 | 31.30 |
| | | | | | | |
| **Total** | **3,803,878** | **100.00** | - | - | **3,803,878** | **100.00** |

| 1 - CVM CODE | 2 - COMPANY NAME | 3 - GENERAL TAXPAYERS' REGISTER |
|---|---|---|
| 01.791-4 | MMX MINERAÇÃO E METÁLICOS S.A. | 02.762.115/0001-49 |

16.01 - OTHER INFORMATION DEEMED AS RELEVANT BY THE COMPANY

## 2. SHAREHOLDING OF CONTROLLING PARTIES, MANAGEMENT AND OUTSTANDING SHARES (*)

**CONSOLIDATED SHAREHOLDING OF CONTROLLING PARTIES**

**AND MANAGEMENT AND OUTSTANDING SHARES**

**Shareholding on 03/31/2007**

| *Shareholder* | Number of Common Shares (Units) | % | Number of Preferred Shares (Units) | % | Total Number of Shares (Units) | % |
|---|---|---|---|---|---|---|
| **Controlling Shareholder** | 4,646,078 | 61.10 | - | - | 4,646,078 | 61.10 |
| | | | .00 | | | |
| **Management** | | | | | | |
| Board of Directors | 512 | 0.0070 | | | 512 | 0.0070 |
| Officers | 48,940 | 0.60 | - | | 48,940 | 0.60 |
| **Fiscal Council** | - | | - | | - | |
| **Treasury Shares** | - | | - | | - | |
| **Other Shareholders** | 2,912,266 | 38.30 | | - | 2,912,266 | 38.30 |
| **Total** | **7,607,756** | **100.00** | - | - | **7,607,756** | **100.00** |
| **Outstanding Shares** | 2,912,226 | | - | - | 2,912,226 | |

N.B.: The company does not have a constituted Fiscal Council.

| 1 - CVM CODE | 2 - COMPANY NAME | 3 - GENERAL TAXPAYERS' REGISTER |
|---|---|---|
| 01791-4 | MMX MINERAÇÃO E METÁLICOS S.A. | 02.762.115/0001-49 |

16.01 - OTHER INFORMATION DEEMED AS RELEVANT BY THE COMPANY

**CONSOLIDATED SHAREHOLDING OF CONTROLLING PARTIES**

**AND MANAGEMENT AND OUTSTANDING SHARES**

**Shareholding on 12/31/2006**

| *Shareholder* | Number of Common Shares (Units) | % | Number of Preferred Shares (Units) | % | Total Number of Shares (Units) | % |
|---|---|---|---|---|---|---|
| **Controlling Shareholder** | 2,352,211 | 61.8 | | | 2,352,211 | 61.8 |
| | | | | | | |
| **Management** | | | | | | |
| Board of Directors | 256 | 0.01 | - | - | 256 | 0.01 |
| Officers | 160 | 0.01 | - | | 160 | 0.01 |
| | | | | | | |
| **Fiscal Council** | - | | - | | - | - |
| | | | | | | |
| **Treasury Shares** | - | | - | | - | - |
| | | | | | | |
| **Other Shareholders** | 1,451,251 | 38.2 | - | - | 1,451,251 | 38.2 |
| | | | | | | |
| **Total** | **3,803,878** | **100.00** | - | - | **3,803,878** | **100.00** |
| | | | | | | |
| | | | | | | |
| **Outstanding Shares** | 1,451,251 | - | - | - | 1,451,251 | - |

**3. THE COMPANY IS BOUND TO ARBITRATION AT THE MARKET ARBITRATION CHAMBER, IN ACCORDANCE WITH THE ARBITRATION CLAUSE PROVIDED FOR IN ITS BYLAWS.**

(*) Not reviewed by KPMG Auditores Independentes.

| 1 - CVM CODE | 2 - COMPANY NAME | 3 - GENERAL TAXPAYERS' REGISTER |
|---|---|---|
| 01791-4 | MMX MINERAÇÃO E METÁLICOS S.A. | 02.762.115/0001-49 |

17.01 – SPECIAL REVIEW REPORT - UNQUALIFIED

# Report of independent accountants on special review

(A translation of the original report in Portuguese as filed with the Brazilian Securities Commission (CVM) containing quarterly information prepared in accordance with accounting practices adopted in Brazil and the regulations issued by the Brazilian Securities Commission (CVM))

To
The Board of Directors and Shareholders of
MMX Mineração e Metálicos S.A.
Rio de Janeiro - RJ

We have reviewed the quarterly information of MMX Mineração e Metálicos S.A. for the quarter ended March 31, 2007, comprising the balance sheet and the consolidated balance sheet of the Company and its subsidiaries, the related statement of operations and the consolidated statement of operations, the management report and other relevant information, prepared in accordance with accounting practices adopted in Brazil.

Our review was performed in accordance with the review standards established by the IBRACON - Brazilian Institute of Independent Auditors and the Federal Council of Accountancy, which comprised mainly: (a) inquiry and discussion with management responsible for the accounting, financial and operational areas of the Company and its subsidiaries, regarding the criteria adopted in the preparation of the quarterly information; and (b) review of post-balance sheet information and events, which have, or may have, a material effect on the financial and operational position of the Company and its subsidiaries.

Based on our special review, we are not aware of any material change which should be made to the quarterly information above for it to be in accordance with accounting practices adopted in Brazil and the regulations issued by the Brazilian Securities Commission (CVM), specifically applicable to the mandatory quarterly information.

Our special review was performed for the purpose of issuing a special review report on the quarterly information referred above. The statements of cash flows related to the quarter ended March 31, 2007 represent supplementary information to those quarterly information, are not required by the accounting practices adopted in Brazil, and are being presented to facilitate additional analysis. These supplementary information were submitted to the same review procedures as applied to the quarterly information referred above and, based on our special review, we are not aware of any material change which should be made for them to be in accordance with the quarterly information referred to in the first paragraph, taken as a whole.

| 1 - CVM CODE | 2 - COMPANY NAME | 3 - GENERAL TAXPAYERS' REGISTER |
|---|---|---|
| 01791-4 | MMX MINERAÇÃO E METÁLICOS S.A. | 02.762.115/0001-49 |

**17.01 – SPECIAL REVIEW REPORT - UNQUALIFIED**

As discussed in Note 1, the Company's subsidiaries MMX Amapá Mineração Ltda., MMX Metálicos Brasil Ltda., MMX Minas-Rio Mineração e Logística Ltda., MPC Mineração e Pesquisa Ltda., LLX Logística S.A. and IRX Mineração Ltda., are in a pre-operating stage. Thus the results of these subsidiaries in a pre-operating stage have been recorded as deferred charges, except for expenditures which are not associated to any future benefits, which have been transferred from deferred charges to the results for the year. The Company also has goodwill balance coming from the acquisition of a subsidiary. The recoverability of the amounts recorded as permanent assets depends on the success of the future operations of the Company and its subsidiaries, as well as the subsidiaries are dependent upon the financial support of shareholders and/or on capital infusions from third-parties up to the moment their operations are profitable. Management's plans in regard operational activities are also described in Note 1.

May 15, 2007

KPMG Auditores Independentes
CRC-SP-14.428/O-6-F-RJ

Manuel Fernandes Rodrigues de Sousa
Accountant CRC-RJ-052.428/O-2

*(In thousands of reais, unless stated otherwise)*

| 1 - CVM CODE | 2 - COMPANY NAME | 3 - GENERAL TAXPAYERS' REGISTER |
|---|---|---|
| 01791-4 | MMX MINERAÇÃO E METÁLICOS S.A. | 02.762.115/0001-49 |

**INDEX**

*(In thousands of reais, unless stated otherwise)*

| | | | |
|---|---|---|---|
| | | MMX METÁLICOS CORUMBÁ LTDA. | |
| | | MMX PROPERTIES LLC. | |
| | | IRX MINERAÇÃO LTDA. | |
| | | MMX METÁLICOS AMAPÁ LTDA. | 55 |

END